Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165157

PROSPECTUS

Vanguard Health Holding Company II, LLC
Vanguard Holding Company II, Inc.
Offer to Exchange
up to $950,000,000 8% Senior Notes due 2018
for
up to $950,000,000 8% Senior Notes due 2018
that have been registered under the Securities Act of 1933

We are offering to exchange up to $950.0 million aggregate principal amount of our 8% Senior Notes due 2018 that have been registered under the Securities Act of 1933 (which we refer to as the “exchange notes”) for our currently outstanding unregistered 8% Senior Notes due 2018 (which we refer to as the “outstanding notes”). We sometimes refer to the outstanding notes and the exchange notes collectively as the “notes.”

Terms of the exchange notes offered in the exchange offer:

•	The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that the exchange notes have been registered under the Securities Act of 1933 and will not contain restrictions on transfer or any registration rights.

•	The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

Terms of the exchange offer:

•	All outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires will be exchanged for an equal principal amount of the exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on May 7, 2010, unless extended.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of exchange notes for outstanding notes will not be a taxable event for U.S. federal income tax purposes. You should see the discussion under the caption “Material Federal Income and Estate Tax Consequences” for more information.

•	We will not receive any proceeds from the exchange offer.

•	We issued the outstanding notes in a transaction not requiring registration under the Securities Act of 1933, and as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the outstanding notes.

You should carefully consider the Risk Factors beginning on page 21 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in this exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 1, 2010

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There is no established trading market for the exchange notes or the outstanding notes, and we do not intend to apply for listing of the exchange notes on any securities exchange.

Broker-dealers who acquired outstanding notes from us in the initial offering are not eligible to participate in the exchange offer with respect to such outstanding notes. Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us in the initial offering) may exchange such outstanding notes pursuant to this exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933 and must, therefore, deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer only in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us in the initial offering). We have agreed that, for a period of 180 days after the date on which the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission or such shorter period as will terminate on that date on which no broker-dealer is any longer required to deliver this prospectus (or another prospectus meeting the requirements of the Securities Act) in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Each of Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc. is a wholly-owned subsidiary of Vanguard Health Systems, Inc.

You should rely only on the information contained in this prospectus and the accompanying letter of transmittal. We have not authorized any person to provide you with different information. We are not making an offer to sell these exchange notes in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws which are intended to be covered by the safe harbors created thereby. Forward-looking statements are those statements that are based upon management’s current plans and expectations as opposed to historical and current facts and are often identified in this prospectus by use of words including but not limited to “may,” “believe,” “will,” “project,” “expect,” “estimate,” “anticipate,” and “plan.” These statements are based upon estimates and assumptions made by Vanguard’s management that, although believed to be reasonable, are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

•	Our high degree of leverage and interest rate risk;

•	Our ability to incur substantially more debt;

•	Operating and financial restrictions in our debt agreements;

•	Our ability to generate cash necessary to service our debt;

•	Weakened economic conditions and volatile capital markets;

•	Potential liability related to disclosures of relationships between physicians and our hospitals;

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•	Post-payment claims reviews by governmental agencies could result in additional costs to us;

•	Our ability to successfully implement our business strategies;

•	Our ability to grow our business and successfully integrate future acquisitions;

•	Potential acquisitions could be costly, unsuccessful or subject us to material unexpected liabilities;

•	Conflicts of interest that may arise as a result of our control by a small number of stockholders;

•	The highly competitive nature of the healthcare industry;

•	Governmental regulation of the industry, including Medicare and Medicaid reimbursement levels;

•	Pressures to contain costs by managed care organizations and other insurers and our ability to negotiate acceptable terms with these third party payers;

•	Our ability to attract and retain qualified management and healthcare professionals, including physicians and nurses;

•	Potential federal or state reform of healthcare;

•	Future governmental investigations;

•	Our failure to adequately enhance our facilities with technologically advanced equipment could adversely affect our revenues and market position;

•	The availability of capital to fund our corporate growth strategy;

•	Potential lawsuits or other claims asserted against us;

•	Our ability to maintain or increase patient membership and control costs of our managed healthcare plans;

•	Our exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts;

•	Dependence on our senior management team and local management personnel;

•	Volatility of professional and general liability insurance for us and the physicians who practice at our hospitals and increases in the quantity and severity of professional liability claims;

•	Our ability to maintain and increase patient volumes and control the costs of providing services, including salaries and benefits, supplies and bad debts;

•	Increased costs from further regulation of healthcare and our failure to comply, or allegations of our failure to comply, with applicable laws and regulations;

•	The geographic concentration of our operations;

•	Technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, healthcare services and shift demand for inpatient services to outpatient settings;

•	Costs and compliance risks associated with Section 404 of the Sarbanes-Oxley Act of 2002;

•	A failure of our information systems would adversely impact our ability to manage our operations;

•	Material non-cash charges to earnings from impairment of goodwill associated with declines in the fair market values of our reporting units; and

•	Volatility of materials and labor costs for potential construction projects that may be necessary for future growth.

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Our forward-looking statements speak only as of the date made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise. We advise you, however, to consult any additional disclosures we make in our other filings with the SEC, including, without limitation, the discussion of risks and other uncertainties under the caption “Risk Factors.” You are cautioned to not rely on such forward-looking statements when evaluating the information contained in this prospectus. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not regard the inclusion of such information as a representation by us that our objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on our results of operations and financial condition.

INDUSTRY AND MARKET DATA

This prospectus includes information and forecasts regarding the U.S. healthcare industry and other market data that has been prepared by (1) Centers for Medicare and Medicaid Services (“CMS”), a government agency, or (2) the U.S. Census Bureau, or compiled from market research reports, industry publications and surveys, internal company surveys and other publicly available information. All general U.S. healthcare industry data that are not cited as being from a specified source are from CMS and, respectively, all general U.S. population data that are not cited as being from a specified source are from the U.S. Census Bureau. Third-party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

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PROSPECTUS SUMMARY

This summary highlights significant aspects of our business and this exchange offer, but it may not contain all of the information that you should consider before deciding whether to exchange your outstanding notes for exchange notes. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the historical financial data and related notes. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.”

Unless otherwise noted, the term “VHS Holdco II” refers to Vanguard Health Holding Company II, LLC, the term “Vanguard” refers to Vanguard Health Systems, Inc. and the terms the “Company,” “we,” “us,” and “our” refer to Vanguard and its consolidated subsidiaries. We have a fiscal year end of June 30. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, fiscal 2009 refers to the year ended June 30, 2009. The unaudited pro forma consolidated financial information contained in this prospectus assumes the completion of the Refinancing (as described later in this section).

Company Overview

We own and operate acute care hospitals, complementary outpatient facilities and related health plans principally located in urban and suburban markets. We currently operate 15 acute care hospitals which, as of December 31, 2009, had a total of 4,135 beds in the following four locations:

•	San Antonio, Texas;

•	metropolitan Phoenix, Arizona;

•	metropolitan Chicago, Illinois; and

•	Worcester and metropolitan Boston, Massachusetts.

Historically, we have concentrated our operations in markets with high population growth and median income in excess of the national average. Our objective is to help communities achieve health for life by delivering an ideal patient-centered experience in a highly reliable environment of care. We must continue to strengthen our financial operations to fund further investment in these communities. During the year ended June 30, 2009 and the six months ended December 31, 2009, we generated total revenues of $3,199.7 million and $1,667.0 million, respectively. During these periods, 78.8% and 75.0%, respectively, of our total revenues were derived from acute care hospitals and complementary outpatient facilities.

Our general acute care hospitals offer a variety of medical and surgical services including emergency services, general surgery, internal medicine, cardiology, obstetrics, orthopedics and neurology. In addition, certain of our facilities provide on-campus and off-campus services including outpatient surgery, physical therapy, radiation therapy, diagnostic imaging and laboratory services. We also own three strategically important managed care health plans: a Medicaid managed health plan, Phoenix Health Plan (“PHP”), that served approximately 198,400 members as of December 31, 2009 in Arizona; Abrazo Advantage Health Plan (“AAHP”), a managed Medicare and dual-eligible health plan that served approximately 2,700 members as of December 31, 2009 in Arizona; and MacNeal Health Providers (“MHP”), a preferred provider network that served approximately 38,700 members in metropolitan Chicago as of December 31, 2009 under capitated contracts covering only outpatient and physician services.

Industry Overview

Healthcare expenditures are a large and growing component of the U.S. economy, representing $2.3 trillion in 2008, or 16.2% of gross domestic product (“GDP”) in 2008, according to the Center for Medicare and Medicaid Services, and are expected to grow at 6.2% per year to $4.4 trillion, or 20.3%, of GDP, in 2018. Payments to providers of acute hospital services represented 31% of the $2.3 trillion total in 2008.

The number of individuals age 65 and older has grown 1.2% compounded annually over the past 20 years and is expected to grow 2.9% compounded annually over the next 20 years, approximately three times faster than the overall population, according to the U.S. Census Bureau. We believe that an increasing number of individuals age 65 and older will drive demand for our specialized medical services.

Hospitals receive payment for patient services from:

•	the federal government, primarily under the Medicare program;

•	state Medicaid programs;

•	health maintenance organizations, preferred provider organizations, managed Medicare providers, managed Medicaid providers and other private insurers; and

•	individual patients.

Many of these payers have implemented reimbursement models influenced by hospital quality indicators and reporting. We have developed an infrastructure centered on quality initiatives that we believe will enable our facilities to meet or exceed the quality guidelines established by these payers.

Our Competitive Strengths

We believe the significant factors that will enable us to successfully implement our mission and business strategies include the following:

•	Strong positions in attractive markets. We believe that our markets are attractive because of their favorable demographics, competitive landscape and opportunities for expansion. Ten of our 15 hospitals are located in markets with long-term population growth rates in excess of the national average and all of our acute care hospitals are located in markets in which the median household income is above the national average.

•	Targeted capital investments resulting in well capitalized assets. We have invested $986.1 million of capital expenditures in our facilities from the beginning of fiscal 2005 through December 31, 2009 to enhance the quality and range of services provided at our facilities. We have expanded the footprint of several facilities and invested strategic capital in medical equipment and technology. We believe as a result of our significant capital investments in our acute care hospitals, we are well positioned to attract leading physicians and other highly skilled healthcare professionals in our communities. This enables us to continue providing a broad range of high quality healthcare services in the communities we serve.

•	Our ability to achieve organic growth and strong cash flows. Most of our growth during the past five years has been achieved by improving revenues and managing costs in existing markets. We have also generated strong cash flows during the past five years in the face of multiple industry challenges. We generated cash provided by operating activities of $125.6 million, $176.3 million, $313.1 million and $149.6 million during our fiscal years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2009, respectively. We believe our well-positioned assets, broad range of services and quality patient care will enable us to continue generating strong operating performance and cash flows.

•	Well-positioned to grow the company through acquisition and partnering opportunities. Since our first acquisition in 1998, we have acquired 18 hospitals in eight separate transactions with a combination of both not-for-profit and for-profit entities. We have remained disciplined in completing only those acquisitions that fit our operating strategies. We have built a corporate infrastructure and developed the fundamental strategies to position ourselves as an attractive partner for other hospital operators.

•	Proven management team with a vision for the future. Our senior management team has an average of more than 20 years of experience in the healthcare industry with a proven record of achieving strong operating results. Our management team has a clear and well-defined strategy to position the company for long-term growth in a period of significant change in the industry.

Our Business Strategy

Our mission is to help communities achieve health for life. We expect to change the way healthcare is delivered in our communities through our corporate and regional business strategies. We have established a corporate values framework that includes safety, excellence, respect, integrity, innovation and accountability to support both our mission and the corporate and regional business strategies that will define our future success. Some of the more key elements of our business strategy are outlined below.

•	Delivery of an ideal patient-centered experience. As healthcare services become more consumer-driven, we believe our efforts to transform the quality and efficiency of healthcare services in our facilities will increase our volumes and market share.

•	Strengthening our financial operations to fund continuing community investment. We expect to be a long-term resource in improving the healthcare of individuals in the communities we serve. We will continue to identify ways to grow our business and aggressively manage costs to ensure that we remain a strong community partner.

•	Nurse leadership and physician alignment initiatives. We believe physician and nursing resources will become even more limited as demand for healthcare services increases. We have developed nurse leadership initiatives and physician alignment strategies centered on clinical quality that we expect to make our hospitals the most attractive places for those individuals to practice.

•	Expansion of services and care efficiencies. We have invested significant resources in equipping our hospitals with the latest technologies and service lines to provide the level of healthcare services our patients need. We are also in the middle stages of multiple information technology upgrades in our facilities to promote more efficient care and reduce medical errors, which we believe will improve our operating margins.

•	Expansion to other markets. Developing a foundation built on patient-centered healthcare and clinical quality and efficiency in our existing markets should give us a competitive advantage in expanding our services to other markets through acquisition or partnering opportunities.

The Refinancing

New Credit Facilities

On January 29, 2010, we completed a comprehensive refinancing plan (the “Refinancing”). Under the Refinancing, we entered into an $815.0 million senior secured term loan maturing in January 2016 (the “New Term Loan Credit Facility”) and a $260.0 million revolving credit facility expiring in January 2015 (the “New Revolving Credit Facility” and together with the New Term Loan Credit Facility, the “New Credit Facilities”). The New Term Loan Credit Facility bears interest at a per annum rate equal to, at our option, LIBOR (subject to a floor of 1.50%) plus 3.50% or a base rate plus 2.50%. Upon the occurrence of certain events, we may request an incremental term loan facility to be added to the New Term Loan Credit Facility to issue additional term loans in such amount as we determine, subject to the receipt of commitments by existing lenders or other financial institutions for such amount of term loans and the satisfaction of certain other conditions. The New Revolving Credit Facility replaced the previous $250.0 million revolving credit facility that would have otherwise expired in September 2010. Future borrowings under the New Revolving Credit Facility will bear interest at a per annum rate equal to, at our option, LIBOR plus 3.50% or a base rate 2.50%, both of which are subject to a 0.25% decrease dependent upon our consolidated leverage ratio. We may seek to increase the borrowing availability under the New Revolving Credit Facility to an amount larger than $260.0 million, subject to the receipt of commitments by existing lenders or other financial institutions for such increased revolving facility and the satisfaction of other conditions.

Under the Refinancing, we also issued $950.0 million aggregate amount at maturity ($936.3 million cash proceeds) of 8.0% senior unsecured notes due February 2018 in a private placement offering (the “8.0% Notes”). Interest payments under the 8.0% Notes are payable semi-annually on August 1 and February 1 with the first payment due on August 1, 2010. The 8.0% Notes are redeemable, in whole or in part, at any time on or after February 1, 2014 at specified redemption prices (see “Description of Notes — Optional Redemption” included in this prospectus). In addition, we may redeem up to 35% of the 8.0% Notes before February 1, 2013 with the net cash proceeds from certain equity offerings at a price equal to 108.000% of the principal amount thereof, plus accrued and unpaid interest. We may also redeem some or all of the 8.0% Notes before February 1, 2014 at a redemption price equal to 100% of the principal amount thereof, plus a “make-whole” premium and accrued and unpaid interest.

VHS Holdco II is the primary borrower under the New Revolving Credit Facility and under the New Term Loan Credit Facility. The borrowing capacity under the New Revolving Credit Facility can be used for the issuance of up to $100.0 million of letters of credit ($30.2 million of which were outstanding as of the date of the Refinancing).

The New Credit Facilities were unconditionally guaranteed by certain domestic subsidiaries of Vanguard. The repayment of these facilities was secured by substantially all the assets of VHS Holdco II and the guarantors, including, but not limited to, a pledge of their capital stock and 65% of the capital stock of each first-tier non-U.S. subsidiary owned by the guarantors.

Under the Refinancing, we used the proceeds from the New Credit Facilities, the issuance of the 8.0% Notes and available cash to:

•	repay the $764.2 million principal and interest outstanding related to our previous term loan facility;

•	fund cash tender offers and consent solicitations and accrued interest for those holders of our 9.0% senior subordinated notes due 2014 (the “Senior Subordinated Notes”) and our 11.25% senior discount notes due 2015 (the “Senior Discount Notes”) respectively, who accepted the tender offers;

•	redeem those Senior Subordinated Notes and Senior Discount Notes not tendered including accrued interest;

•	pay fees and expenses related to the Refinancing;

•	repay the swap liability outstanding under our previous term loan credit facility as of the Refinancing date to terminate the swap agreement;

•	purchase 446 shares held by certain former employees; and

•	fund a $300.0 million distribution to repurchase a portion of the shares owned by the remaining stockholders. Subsequent to the $300.0 million share repurchase, we completed a 1.4778 for one split that effectively returned the share ownership for each stockholder that participated in the distribution to the same level as that in effect immediately prior to the distribution.

The following table summarizes the sources and uses of funds for the Refinancing:

Sources of Funds		Uses of Funds
(Dollars in millions)

Cash on hand	$223.4	Previous term loan facility(3)	$762.6
New Revolving Credit Facility(1)	0.0	Senior Subordinated Notes	575.0
New Term Loan Credit Facility	815.0	Senior Discount Notes	216.0

8.0% Notes(2)	936.3	Purchase of shares from certain former employees and distribution to existing Vanguard stockholders	300.6
		Transaction fees and expenses(4)	120.5

Total sources of funds	$1,974.7	Total uses of funds	$1,974.7

(1)	The New Revolving Credit Facility was undrawn at the date of completion of the Refinancing and provided for $229.8 million of availability after taking into account $30.2 million of outstanding letters of credit.

(2)	The $950.0 million principal amount at maturity of the 8.0% Notes was issued with a 1.445% original issue discount.

(3)	At December 31, 2009, the interest rate on the previous term loan facility was approximately 4.8% on the hedged portion of the debt and 2.5% on the unhedged portion of the debt, with a maturity date of September 23, 2011.

(4)	Includes costs and expenses related to the Refinancing as follows: $40.2 million of tender offer and consent solicitation fees; $42.8 million of bank upfront and arrangement fees; $27.0 million of accrued interest related to the Senior Subordinated Notes, the Senior Discount Notes and our previous term loan credit facility; $7.9 million of third party costs; and $2.6 million to repay the outstanding interest rate swap liability related to our previous term loan credit facility as of the Refinancing date.

Recent Developments

On March 19, 2010, we announced that we had entered into a non-binding letter of intent with Detroit Medical Center (“DMC”), which owns and operates eight hospitals in and around Detroit, Michigan with 1,734 licensed beds, including Children’s Hospital of Michigan, Detroit Receiving Hospital, Harper University Hospital, Huron Valley-Sinai Hospital, Hutzel Women’s Hospital, Rehabilitation Institute of Michigan, Sinai-Grace Hospital and DMC Surgery Hospital. DMC’s net revenues were approximately $1,993.0 million for its fiscal year ended December 31, 2008.

Under the letter of intent, we will acquire all of DMC’s assets (other than donor restricted assets) and assume all of its liabilities (other than its outstanding bonds and similar debt) for $417.0 million in cash, which will be used to repay or defease all of such non-assumed debt. The $417.0 million cash payment represents our full cash funding obligations to DMC in order to close the transaction, except for our assumption or payment of DMC’s usual and customary transaction expenses. The assumed liabilities include a pension liability under a “frozen” defined benefit pension plan of DMC currently estimated at $184 million that we anticipate we will fund over seven years based upon current actuarial assumptions and estimates, as adjusted periodically by actuaries. We will also commit to spend $500.0 million in capital expenditures in the DMC facilities during the five years subsequent to closing of the transaction, which amount relates to a specific project list agreed to between the DMC board of directors and us. In addition, we will commit to spend $350.0 million during this five-year period relating to the routine capital needs of the DMC facilities.

The non-binding letter of intent extends through June 1, 2010, at which time the parties are required to have completed a mutually acceptable binding definitive acquisition agreement. If the definitive agreement is not completed by June 1, 2010, the letter of intent will terminate unless extended mutually by DMC and us. The execution of the definitive agreement is subject to satisfactory completion of our due diligence with regards to the operations, assets and liabilities of DMC and the approval of the boards of directors of both DMC and Vanguard. The definitive agreement will provide that the closing of this proposed transaction will be subject to (i) the receipt by the parties of all governmental regulatory approvals, permits and licenses necessary to have been received as of the closing; (ii) city, county and state approval of a Wayne County Michigan Renaissance Zone that would provide significant long-term local and state tax incentives and would encompass an area that includes DMC’s central campus; and (iii) other conditions to closing to be negotiated by the parties and set forth in the definitive agreement. We cannot give any assurance that the acquisition will be completed as currently planned or at all.

On March 21, 2010, the U.S. House of Representatives passed the version of a healthcare reform bill previously passed by the Senate on December 24, 2009 and an accompanying bill that would make certain adjustments to the original Senate bill. On March 23, 2010 and March 30, 2010, President Obama signed the Senate bill and the finalized accompanying House bill as amended by the Senate, respectively, into law. See “Risk Factors — Risks Related to Our Business and Structure” and “Business — Government Regulation and Other Factors — Healthcare Reform” included elsewhere in this Registration Statement for additional information on healthcare reform and its potential impact on our business.

Additional Information

VHS Holdco II and Vanguard Holding Company II, Inc. are each organized in Delaware. Each of their principal executive offices are located at 20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215 and their telephone number at that address is (615) 665-6000. Their corporate website address is www.vanguardhealth.com. Information contained on their website or that can be accessed through their website is not incorporated by reference in this prospectus and does not constitute a part of this prospectus and you should not rely on this information.

Organizational Structure

The diagram below depicts our organizational structure immediately following the closing of Refinancing.

(1)	Baptist Health Foundation of San Antonio, an affiliate of the former owner of our division, Baptist Health Systems of San Antonio, Texas, owns approximately 0.7% of our common stock.

(2)	Does not include the equity incentive units in VHS Holdings LLC purchased by certain members of our management in September 2004.

(3)	Blackstone purchased in September 2004 (a) approximately $369.9 million aggregate amount of Class A membership units of VHS Holdings LLC and (b) approximately $125.0 million of common stock of Vanguard.

(Footnotes continued on following page)

(4)	VHS Holdco II is the borrower under our New Credit Facilities which consist of a $815.0 million senior secured term loan facility with a six-year maturity and a $260.0 million senior secured revolving credit facility with a five-year maturity. The revolving credit facility was undrawn at the closing of the Refinancing, except for the refinancing of $30.2 million of outstanding letters of credit.

(5)	Vanguard Holding Company I, Inc. is a wholly owned subsidiary of Vanguard Health Holding Company I, LLC, existing solely for the purpose of serving as co-issuer of the Senior Discount Notes. It does not have any operations or assets and does not generate any revenues.

(6)	Vanguard Holding Company II, Inc. is a wholly owned subsidiary of Vanguard Health Holding Company II, LLC, existing solely for the purpose of serving as co-issuer of the outstanding notes and the exchange notes and the co-borrower of the New Credit Facilities. It does not have any operations or assets and does not generate any revenues.

(7)	Most of our wholly-owned domestic subsidiaries have guaranteed the New Credit Facilities and the outstanding notes and will guarantee the exchange notes.

Our Principal Investor

The Blackstone Group L.P. (“Blackstone”) is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles and closed-end mutual funds. Through its different investment businesses, as of September 30, 2009, Blackstone had total assets under management of approximately $97.5 billion. This was comprised of $44.7 billion in corporate private equity and real estate private equity funds and $52.8 billion in credit and marketable alternatives. Through September 30, 2009, Blackstone’s various private equity funds had invested or committed total equity of approximately $33.9 billion to 142 transactions, representing an aggregate transaction value of over $289 billion. Blackstone has extensive experience in the healthcare sector, with over $5.9 billion of equity invested, having an aggregate total enterprise value of $32 billion. Current and prior healthcare investments include: Apria, Biomet, Catalent, DJO, Emcure Pharmaceuticals, Gerresheimer, HealthMarkets, Hospitality Franchise (HFS), Nycomed, Southern Cross, Stiefel, TeamHealth and Vanguard. Blackstone also provides various financial advisory services, including mergers and acquisitions advisory, restructuring and reorganization advisory and fund placement services. In June 2007, Blackstone conducted an initial public offering of common units representing limited partner interests in The Blackstone Group L.P., which are listed on the New York Stock Exchange under the symbol “BX.”

The Exchange Offer

On January 29, 2010, we completed a private offering of the outstanding notes. We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to deliver to you this prospectus and to complete an exchange offer for the outstanding notes. Below in a summary of the exchange offer.

Outstanding Notes	$950 million aggregate principal amount of 8% senior notes due 2018, which were issued on January 29, 2010.

Exchanges Notes	Up to $950 million aggregate principal amount of 8% senior notes due 2018, which have been registered under the Securities Act. The form and terms of the exchange notes are identical in all material respects to those of the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes do not apply to the exchange notes.

Exchange Offer	We are offering to issue up to $950 million aggregate principal amount of the exchange notes in exchange for a like principal amount of the outstanding notes to satisfy our obligations under the registration rights agreement that was executed when the outstanding notes were issued in a transaction in reliance upon the exemption from registration provided by Rule 144A and Regulation S of the Securities Act. Outstanding notes may be tendered in minimum denominations of principal amount of $2,000 and integral multiples of $1,000. We will issue the exchange notes promptly after expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer”.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 7, 2010, unless we decide to extend it.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred to you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended (the “Securities Act”) provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes, which prospectus delivery requirements may be satisfied by delivery of a copy of this prospectus. See “Plan of Distribution.”

Any holder of outstanding notes who:

• is our affiliate

• does not acquire exchange notes in its ordinary course of business; or

•     tenders its outstanding notes in the applicable exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes in a secondary resale transaction cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available July 2, 1993), and Shearman & Sterling or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes in a secondary resale transaction containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must complete, sign and date the letter of transmittal and send it, together with all other documents required by the letter of transmittal, including the outstanding notes that you wish to exchange, to U.S. Bank National Association, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your outstanding notes by following the procedures for book-entry transfer described in this prospectus.

If your outstanding notes are held through The Depository Trust Company, or DTC, and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

(1) you are not our affiliate within the meaning of Rule 405 under the Securities Act;

(2) you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

(3) you are acquiring the exchange notes in the ordinary course of business.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your outstanding notes, we urge you to contact that person promptly to tender your outstanding notes in the exchange offer.

For more information on tendering your outstanding notes, see “ Exchange Offer — Terms of the Exchange Offer,” “— Procedures for Tendering” and “— Book-Entry Transfer.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and you cannot get your required documents to the exchange agent on time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration date of the exchange offer. To withdraw, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any outstanding notes that we do not accept for exchange to you as promptly as practicable after the expiration date and acceptance of the outstanding notes for exchange. See “Exchange Offer — Terms of the Exchange Offer.”

Special Procedures for Beneficial Owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. See “The Exchange Offer — Procedure if the Outstanding Notes Are Not Registered in Your Name,” and “— Beneficial Owner Instructions to Holders of Outstanding Notes.” The transfer of registered ownership may take considerable time and may not be possible to complete before the expiration date.

Broker-Dealers	Broker-dealers who acquired outstanding notes from us in the initial offering are not eligible to participate in the exchange offer with respect to such outstanding notes. Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from the Issuers) may exchange such outstanding notes pursuant to this exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either the Issuers or any of their affiliates to distribute the exchange notes; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. See “Plan of Distribution.”

Fees and Expenses	We will bear all expenses related to the exchange offer. See “Exchange Offer — Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer — Certain Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Consequences of Failure to Exchange Outstanding Notes	Outstanding notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer and you will no longer be able to require us to register the outstanding notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer the outstanding notes under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, after the consummation of the exchange offer, it is anticipated that the outstanding principal amount at maturity of the outstanding notes available for trading will be significantly reduced. The reduced float will adversely affect the liquidity and market price of the outstanding notes. A smaller outstanding principal amount at maturity of notes available for trading may also tend to make the price more volatile.

U.S. Federal Income Tax Considerations	The exchange of the exchange notes for the outstanding notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income and Estate Tax Consequences — Exchange of Notes.”

Exchange Agent	We have appointed U.S. Bank National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: U.S. Bank National Association, 60 Livingston Avenue, St. Paul, MN 55107, Attn: Specialized Finance Dept. Eligible institutions may make requests by facsimile at (651) 495-8158.

The Exchange Notes

The exchange notes will be identical to the outstanding notes except that the exchange notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and will not have restrictions on transfer or registration rights. The exchange notes will evidence the same debt as the outstanding notes, and the same indenture will govern the exchange notes and the outstanding notes.

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes. Unless otherwise noted, the term “VHS Holdco II” refers to Vanguard Health Holding Company II, LLC, the term “VHS Holdco I” refers to Vanguard Health Holding Company I, LLC, the term “Holdings” refers to VHS Holdings LLC, the term “Vanguard” refers to Vanguard Health Systems, Inc. and the terms the “Company,” “we,” “us,” and “our”’ refer to Vanguard and its subsidiaries.

Issuers	VHS Holdco II and Vanguard Holding Company II, Inc. (the “Issuers”).

Notes Offered	$950,000,000 aggregate principal amount of senior notes due 2018.

Maturity	February 1, 2018.

Interest	The exchange notes will bear interest at a rate of 8% per annum.

The Issuers will pay interest on the notes semi-annually, in cash in arrears, on February 1 and August 1 of each year, commencing August 1, 2010.

Guarantors	All payments on the exchange notes, including principal and interest, will be guaranteed jointly and severally on a senior basis by Vanguard and VHS Holdco I and each domestic restricted subsidiary of VHS Holdco II that guarantees the obligations of any borrower under the New Credit Facilities. The guarantee by Vanguard is being provided as a holding company guarantee solely for the purpose of allowing the Issuers to satisfy their reporting obligations under the indenture governing the exchange notes by furnishing financial information relating to Vanguard and, accordingly, you should not assign any value to this guarantee.

Ranking	The exchange notes will be the Issuers’ unsecured senior obligations and will:

• rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Issuers;

• rank senior in right of payment to all existing and future subordinated indebtedness of the Issuers;

•     be effectively subordinated in right of payment to any secured indebtedness of the Issuers (including indebtedness under the New Credit Facilities) to the extent of the value of the assets securing such indebtedness; and

• be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of any subsidiary of any Issuer that is not a guarantor of the notes.

As of December 31, 2009, on an as adjusted basis after giving effect to the Refinancing, we would have had approximately $1,751.3 million of total indebtedness outstanding (including the

8.0% Notes), $815.0 million of which would have been secured indebtedness. In addition, we would have had an additional $229.8 million of secured indebtedness available for borrowing under our New Revolving Credit Facility after taking into account $30.2 million of outstanding letters of credit.

Our non-guarantor subsidiaries accounted for $492.1 million, or 29.5%, of our total revenues for the six months ended December 31, 2009. In addition, as of December 31, 2009, our non-guarantor subsidiaries accounted for $357.0 million, or 12.9%, of our assets (excluding intercompany receivables) and had $226.2 million, or 10.4%, of our liabilities (excluding intercompany liabilities).

Optional Redemption	The exchange notes will be redeemable, in whole or in part, at any time on or after February 1, 2014, at the redemption prices specified under “Description of Exchange Notes — Optional Redemption.” In addition, the Issuers may redeem up to 35% of the exchange notes before February 1, 2013 with the net cash proceeds from certain equity offerings at a price equal to 108.000% of the principal amount thereof, together with accrued and unpaid interest, if any, thereon. The Issuers may also redeem some or all of the exchange notes before February 1, 2014 at a redemption price equal to 100% of the principal amount thereof plus a “make-whole” premium, together with accrued and unpaid interest, if any, thereon.

Change of Control	Upon the occurrence of certain change of control events, the Issuers must offer to purchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest, if any, thereon. For more details, you should read “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture governing the exchange notes contains covenants that limit, among other things, the ability of the Issuers and their restricted subsidiaries to:

• incur additional indebtedness or issue certain preferred stock;

• pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

• make investments;

• limit dividends or other payments by restricted subsidiaries to VHS Holdco II or other restricted subsidiaries;

• create liens on pari passu or subordinated indebtedness without securing the notes;

• sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of our assets.

• enter into certain transactions with affiliates; and

• designate our subsidiaries as unrestricted subsidiaries.

Form and denomination	The exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange notes will be book-entry only and registered in the name of a nominee of DTC.

No Prior Market	The exchange notes will be new securities for which there is no market. Although the initial purchasers of the outstanding notes have advised us that they currently intend to make a market in the exchange notes, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice. We do not intend to list the exchange notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Use of Proceeds	There will be no cash proceeds from the exchange offer.

Original Issue Discount	Because the outstanding notes were issued with original issue discount (“OID”), for U.S. federal income tax purposes the exchange notes will be treated as having been issued with OID. As a result, U.S. holders of the exchange notes will be required to include any OID in gross income (as ordinary income) on a constant yield to maturity basis in advance of the receipt of cash payment thereof and regardless of such holder’s method of accounting for U.S. federal income tax purposes. See “Material United States Federal Income and Estate Tax Consequences.”

Risk Factors	Tendering your outstanding notes in the exchange offer involves risks. You should carefully consider the information in the section entitled “Risk Factors” beginning on page 21 and all the other information included in this prospectus before tendering any outstanding notes.

Summary Historical and Pro Forma Financial and Other Data

The following table sets forth our summary historical consolidated financial and operating data for the fiscal years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009 and certain pro forma condensed consolidated financial information for the year ended June 30, 2009 and as of and for the six months ended December 31, 2009. Our statements of operations, balance sheet and statements of cash flows data as of and for the years ended June 30, 2007, 2008 and 2009 were derived from our audited consolidated financial statements for each fiscal year included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the six months ended December 31, 2008 and 2009 were derived from our unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus, which have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly our financial position and results of operations. Operating results for the six months ended December 31, 2008 and 2009 are not necessarily indicative of the results that may be expected for the respective entire fiscal years. The unaudited pro forma condensed consolidated financial information for the year ended June 30, 2009 and as of and for the six months ended December 31, 2009 included in the footnotes to the table below have been calculated and presented to give effect to the Refinancing. The unaudited pro forma condensed consolidated financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Refinancing actually been consummated on the dates indicated and does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period. The summary financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with “Capitalization,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the annual consolidated and interim condensed consolidated financial statements and related notes included elsewhere in this prospectus.

				Unaudited	Unaudited
	Year	Year	Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	December 31,	December 31,
	2007	2008	2009	2008	2009
	(In millions, except ratios and operating data)

Statement of Operations Data:
Total revenues	$2,580.7	$2,790.7	$3,199.7	$1,511.6	$1,667.0
Costs and expenses:
Salaries and benefits (includes stock compensation of $1.2, $2.5, $4.4, $2.2 and $2.9, respectively)	1,067.9	1,152.7	1,240.1	595.3	638.9
Health plan claims expense	297.0	328.2	525.6	227.7	331.8
Supplies	421.8	434.5	456.3	224.6	225.8
Provision for doubtful accounts	175.2	205.6	210.8	102.9	72.2
Other operating expenses	375.0	405.8	468.9	221.6	248.7
Depreciation and amortization	118.6	131.0	130.6	64.4	68.3
Interest, net(1)	123.8	122.1	111.6	57.3	54.7
Impairment loss	123.8	—	6.2	—	43.1
Other expenses(2)	0.2	6.5	2.7	0.8	2.6

Total costs and expenses	2,703.3	2,786.4	3,152.8	1,494.6	1,686.1

Income (loss) from continuing operations before income taxes	(122.6)	4.3	46.9	17.0	(19.1)
Income tax benefit (expense)	11.6	(1.7)	(16.0)	(5.3)	1.7

Income (loss) from continuing operations	(111.0)	2.6	30.9	11.7	(17.4)
Income (loss) from discontinued operations, net of taxes	(19.1)	(0.3)	0.9	0.9	(0.1)

						Unaudited		Unaudited
	Year	Year		Year		Six Months		Six Months
	Ended	Ended		Ended		Ended		Ended
	June 30,	June 30,		June 30,		December 31,		December 31,
	2007	2008		2009		2008		2009
	(In millions, except ratios and operating data)

Net income (loss)	(130.1)	2.3		31.8		12.6		(17.5)
Less: Net income attributable to non-controlling interests	(2.6)	(3.0)		(3.2)		(1.6)		(1.7)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(132.7)	$(0.7)		$28.6		$11.0		$(19.2)

Other Financial Data:
Capital expenditures	$164.3	$121.6		$132.1		$54.7		$68.4
Cash provided by operating activities	125.6	176.3		313.1		154.2		149.6
Cash used in investing activities	(118.5)	(143.8)		(133.6)		(54.6)		(88.8)
Cash used in financing activities	(10.6)	(11.0)		(12.9)		(6.6)		(11.0)
Ratio of earnings to fixed charges(3)	—	1.02	x	1.35	x	1.24	x	—
Adjusted EBITDA(4)	245.0	266.4		302.4		141.7		152.5
Operating Data:
Number of hospitals	15	15		15		15		15
Number of licensed beds, end of period(5)	4,143	4,181		4,135		4,135		4,135
Discharges(6)	166,873	169,668		167,880		83,885		83,920
Adjusted discharges(7)	278,820	284,680		289,997		143,261		147,213
Net revenue per adjusted discharge(8)	$7,690	$8,059		$8,517		$8,284		$8,314
Patient days(9)	721,832	734,838		709,952		354,058		348,199
Inpatient surgeries(10)	37,227	37,538		37,970		18,862		18,888
Outpatient surgeries(11)	76,606	73,339		76,378		37,926		38,460
Emergency room visits(12)	572,946	588,246		605,729		289,853		310,727
Member lives(13)	145,600	149,600		218,700		204,600		239,800
Health plan claims expense percentage(14)	74.0%	72.9%		77.5%		76.2%		79.6%

				As of
	As of	As of	As of	December 31,
	June 30, 2007	June 30, 2008	June 30, 2009	2009
	(Dollars in millions)

Balance Sheet Data:
Cash and cash equivalents(15)	$120.1	$141.6	$308.2	$358.0
Assets	2,538.1	2,582.3	2,731.1	2,759.6
Total debt(16)	1,528.7	1,537.5	1,551.6	1,553.6
Working capital	156.4	217.8	251.6	280.9

(1)	Interest, net on a pro forma basis to give effect to the Refinancing would have been approximately $122.7 million and $61.4 million for the year ended June 30, 2009 and the six months ended December 31, 2009, respectively.

(2)	We incurred approximately $70.0 million of debt extinguishment costs and other costs that are non-recurring and directly relate to the Refinancing that will be reflected in our results of operations for future periods.

(3)	Ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. “Earnings” have been calculated by adding fixed charges (excluding capitalized interest) to earnings from continuing operations before income taxes and distributions received, of which there were none, from equity affiliates, and then deducting undistributed earnings of affiliates, and “fixed charges” consisting of interest expense, estimated

(Footnotes continued on following page)

interest portion of rental expense and capitalized interest. The ratio of earnings to fixed charges for the pro forma year ended June 30, 2009 was 1.24x. Earnings were insufficient to cover fixed charges by approximately $126.5 million, $20.9 million and $27.6 million for the year ended June 30, 2007, the six months ended December 31, 2009 and the pro forma six months ended December 31, 2009.

(4)	We define Adjusted EBITDA as income (loss) before interest expense (net of interest income), income taxes, depreciation and amortization, non-controlling interests, equity method income, stock compensation, gain or loss on disposal of assets, monitoring fees and expenses, realized holding losses on investments, impairment losses, debt extinguishment costs, merger expenses and discontinued operations, net of taxes. Monitoring fees and expenses represent fees and reimbursed expenses paid to affiliates of The Blackstone Group and Metalmark Subadvisor LLC for advisory and oversight services. Adjusted EBITDA is not intended as a substitute for net income (loss) attributable to Vanguard Health Systems, Inc. stockholders, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Adjusted EBITDA, as presented by us, may not be comparable to similarly titled measures of other companies due to varying methods of calculation. We believe that Adjusted EBITDA provides useful information about our financial performance to investors, lenders, financial analysts and rating agencies since these groups have historically used EBITDA-related measures in the healthcare industry, along with other measures, to estimate the value of a company, to make informed investment decisions, to evaluate a company’s operating performance compared to that of other companies in the healthcare industry and to evaluate a company’s leverage capacity and its ability to meet its debt service requirements. Adjusted EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Adjusted EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of a company’s operating performance. Adjusted EBITDA is also used by us to measure individual performance for incentive compensation purposes and as an analytical indicator for purposes of allocating resources to our operating businesses and assessing their performance, both internally and relative to our peers, as well as to evaluate the performance of our operating management teams. The following table sets forth a reconciliation of Adjusted EBITDA to net income (loss) attributable to Vanguard Health Systems, Inc. stockholders:

				Six Months
				Ended
	Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009
	(Dollars in millions)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(132.7)	$(0.7)	$28.6	$11.0	$(19.2)
Interest, net	123.8	122.1	111.6	57.3	54.7
Income tax expense (benefit)	(11.6)	1.7	16.0	5.3	(1.7)
Depreciation and amortization	118.6	131.0	130.6	64.4	68.3
Non-controlling interests	2.6	3.0	3.2	1.6	1.7
Equity method income	(0.9)	(0.7)	(0.8)	(0.3)	(0.5)
Stock compensation	1.2	2.5	4.4	2.2	2.9
Loss (gain) on disposal of assets	(4.1)	0.9	(2.3)	(2.1)	0.4
Realized holding losses on investments	—	—	0.6	0.6	—
Monitoring fees and expenses	5.2	6.3	5.2	2.6	2.7
Impairment loss	123.8	—	6.2	—	43.1
Loss (income) from discontinued operations, net of taxes	19.1	0.3	(0.9)	(0.9)	0.1

Adjusted EBITDA	$245.0	$266.4	$302.4	$141.7	$152.5

(5)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(Footnotes continued on following page)

(6)	Discharges represent the total number of patients discharged (in the facility for a period in excess of 23 hours) from our hospitals and is used by management and certain investors as a general measure of inpatient volumes.

(7)	Adjusted discharges is used by management and certain investors as a general measure of consolidated inpatient and outpatient volumes. Adjusted discharges is computed by multiplying discharges by the sum of gross inpatient revenues and gross outpatient revenues and then dividing the result by gross inpatient revenues.

(8)	Net revenue per adjusted discharge is calculated by dividing net patient revenues by adjusted discharges and measures the average net payment expected to be received for an episode of service provided to a patient.

(9)	Patient days represent the number of days (calculated as overnight stays) our beds were occupied by patients during the periods.

(10)	Inpatient surgeries represent the number of surgeries performed in our hospitals where overnight stays are necessary.

(11)	Outpatient surgeries represent the number of surgeries performed at hospitals or ambulatory surgery centers on an outpatient basis (patient overnight stay not necessary).

(12)	Emergency room visits represent the number of patient visits to a hospital or freestanding emergency room where treatment is received, regardless of whether an overnight stay is subsequently required.

(13)	Member lives represent the total number of enrollees in PHP, AAHP and MHP as of the end of the respective period.

(14)	Health plan claims expense percentage is calculated by dividing health plan claims expense by premium revenues.

(15)	Cash and cash equivalents as of December 31, 2009, on a pro forma basis to give effect to the Refinancing, would have been approximately $134.6 million.

(16)	Total debt as of December 31, 2009, on a pro forma basis to give effect to the Refinancing, would have been $1,751.3 million.

RISK FACTORS

You should consider carefully the following risks described below, together with the other information contained in this prospectus, before you decide whether to participate in the exchange offer. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect our ability to pay interest or principal on the notes. You may lose all or part of your original investment.

Risks Relating to the Exchange Offer

You must carefully follow the required procedures in order to exchange your outstanding notes.

We will only issue exchange notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes. Any holder of outstanding notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker or dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected.

If you do not exchange your outstanding notes for exchange notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offers are consummated, you may be unable to sell them because there will be fewer of these notes outstanding.

You may not be able to resell exchange notes you receive in the exchange offer without registering those notes or delivering a prospectus.

Based on interpretations by the staff of the SEC in no-action letters, we believe, with respect to exchange notes issued in the exchange offer, that:

•	holders who are not “affiliates” of the Company within the meaning of Rule 405 of the Securities Act;

•	holders who acquire their exchange notes in the ordinary course of business; and

•	holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities Act) of the exchange notes do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the staff of the SEC in no-action letters, and would have to register the exchange notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of exchange notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding notes in market-making activities or other trading activities and must deliver a prospectus when they resell the exchange notes they acquire in the exchange offer in order not to be deemed an underwriter.

Risks Related to Our Indebtedness

Our high level of debt and significant leverage may adversely affect our operations and our ability to grow and otherwise execute our business strategy.

We continue to have substantial indebtedness after the Refinancing. As of December 31, 2009, we had $1,553.6 million of outstanding debt, excluding letters of credit and guarantees. As of December 31, 2009, on a pro forma basis after giving effect to the Refinancing, we would have had approximately $1,751.3 million of total indebtedness outstanding (including the 8.0% Notes), $815.0 million of which would have been secured. We also have $229.8 million of secured indebtedness available for borrowing under the New Revolving Credit Facility, after taking into account $30.2 million of outstanding letters of credit. In addition, we may request an incremental term loan facility to be added to the New Term Loan Credit Facility to issue additional term loans in such amounts as we determine subject to the receipt of lender commitments and subject to certain other conditions. Similarly, we may seek to increase the borrowing availability under the New Revolving Credit Facility to an amount larger than $260.0 million, subject to the receipt of lender commitments and subject to certain other conditions. The amount of our outstanding indebtedness is substantial compared to the net book value of our assets.

Our substantial indebtedness could have important consequences to you, including the following:

•	our high level of indebtedness could make it more difficult for us to satisfy our obligations with respect to the exchange notes, including any repurchase obligations that may arise thereunder;

•	limit our ability to obtain additional financing to fund future capital expenditures, working capital, acquisitions or other needs;

•	increase our vulnerability to general adverse economic, market and industry conditions and limit our flexibility in planning for, or reacting to, these conditions;

•	make us vulnerable to increases in interest rates since all (as of December 31, 2009 after giving effect to the Refinancing) of our borrowings under our New Credit Facilities are, and additional borrowings may be, at variable interest rates;

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, and we may be more vulnerable to a downturn in general economic or industry conditions or be unable to carry out capital spending that is necessary or important to our growth strategy and our efforts to improve operating margins;

•	limit our ability to use operating cash in other areas of our business because we must use a substantial portion of these funds to make principal and interest payments; and

•	limit our ability to compete with others who are not as highly-leveraged.

Our ability to make scheduled payments of principal and interest or to satisfy our other debt obligations, to refinance our indebtedness or to fund capital expenditures will depend on our future operating performance. Prevailing economic conditions (including interest rates) and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. We may not be able to generate sufficient cash flows from operations or realize anticipated revenue growth or operating improvements, or obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.

A breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any senior debt is accelerated, our assets may not be sufficient to repay in full such indebtedness and our other indebtedness.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture and the New Credit Facilities do not fully prohibit us or our subsidiaries from doing so. Our New Revolving Credit Facility will provide commitments of up to $260.0 million (not giving effect to any outstanding letters of credit, which would reduce the amount available under our New Revolving Credit Facility), of which $229.8 million would have been available for future borrowings as of December 31, 2009, on a pro forma basis after giving effect to the Refinancing. In addition, we may seek to increase the borrowing availability under the New Revolving Credit Facility and to increase the amount of our outstanding term loans as previously described. All of those borrowings would be senior and secured, and as a result, would be effectively senior to the notes and the guarantees of the notes by the guarantors. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

All of the borrowings under the New Credit Facilities bear interest at variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our own cost of borrowing, would increase the cost of servicing our debt and could materially reduce our profitability. A 0.25% increase in the expected rate of interest under the New Credit Facilities would increase our annual interest expense by approximately $2.0 million. The impact of such an increase would be more significant than it would be for some other companies because of our substantial debt. For a discussion of how we manage our exposure to changes in interest rates through the use of interest rate swap agreements on certain portions of our outstanding debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risks.”

Risks Relating to the Notes

Operating and financial restrictions in our debt agreements will limit our operational and financial flexibility.

The New Credit Facilities and the indenture under which the outstanding notes were issued and the exchange notes will be issued contain a number of significant covenants that, among other things, restrict our ability to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•	make investments;

•	enter into certain transactions with affiliates;

•	limit dividends or other payments by restricted subsidiaries to VHS Holdco II or other restricted subsidiaries;

•	create liens without securing the notes;

•	designate our subsidiaries as unrestricted subsidiaries; and

•	sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of our assets.

In addition, under the New Credit Facilities, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with those provisions and we may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under the New Credit Facilities and the lenders could elect to declare all amounts borrowed under the New Credit Facilities, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Borrowings under the New Credit Facilities are senior in right of payment to the notes. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the notes.

Our capital expenditure and acquisition strategy requires substantial capital resources. The building of new hospitals and the operations of our existing hospitals and newly acquired hospitals require ongoing capital expenditures for construction, renovation, expansion and the addition of medical equipment and technology. More specifically, we are currently, and may in the future be, contractually obligated to make significant capital expenditures relating to the facilities we acquire. Also, construction costs to build new hospitals are substantial. Our debt agreements may restrict our ability to incur additional indebtedness to fund these expenditures.

A breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any senior debt is accelerated, our assets may not be sufficient to repay in full such indebtedness and our other indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. In addition, the indenture governing the notes allows us to make significant dividend payments, investments and other restricted payments. The making of these payments could decrease available cash and adversely affect our ability to make principal and interest payments on our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations in an attempt to meet our debt service and other obligations. The New Credit Facilities and the indenture governing the notes restricts our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of Notes.”

VHS Holdco II, VHS Holdco I and Vanguard must rely on payments from their subsidiaries to fund payments on the notes and the guarantees. Such funds may not be available in certain circumstances.

VHS Holdco II, VHS Holdco I and Vanguard are holding companies and all of their operations are conducted through their subsidiaries. Therefore, VHS Holdco II, VHS Holdco I and Vanguard depend on the cash flows of their subsidiaries to meet their obligations, including their respective obligations under the notes and the guarantees.

The ability of these subsidiaries to distribute to VHS Holdco II, VHS Holdco I and Vanguard by way of dividends, distributions, interest, return on investments, or other payments (including loans) is subject to various restrictions, including restrictions imposed by the New Credit Facilities and the indenture and future debt may also limit such payments. You will not have any direct claim on the cash flows of the operating subsidiaries of VHS Holdco II other than the guarantees of the notes and such subsidiaries have no obligation other than the guarantees of the notes, contingent or otherwise, to pay amounts due under the notes, to make any mandatory redemptions, repurchases or principal or accreted value payments in respect of the notes or to make funds available to VHS Holdco II.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our New Credit Facilities and each guarantor’s obligations under their respective guarantees of the New Credit Facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets. If we are declared bankrupt or insolvent, or if we default under our New Credit Facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture under which the notes will be issued at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of December 31, 2009, on a pro forma basis after giving effect to the Refinancing, we would have had $815.0 million of senior secured indebtedness (all of which would have been indebtedness under our New Credit Facilities and which would not have included availability of $229.8 million under the New Revolving Credit Facility after taking into account $30.2 million of outstanding letters of credit). We may also seek to increase the borrowing availability under the New Revolving Credit Facility and to increase the amount of our outstanding term loans as previously described. The indenture permits the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

The notes are structurally subordinated to all of the indebtedness and liabilities of any of the Issuers’ subsidiaries that do not guarantee the notes. Your right to receive payments on the notes could be adversely affected if our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

The notes are not guaranteed by all subsidiaries of the Issuers of the notes. All of VHS Holdco II’s domestic restricted subsidiaries that guarantee the obligations of any borrower under the New Credit Facilities have guaranteed the notes. Accordingly, claims of holders of the notes are structurally subordinated to any existing and future preferred stock, indebtedness and other liabilities of any of VHS Holdco II’s subsidiaries that do not guarantee the notes, even if such obligations do not constitute senior indebtedness. In the event of a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding of one of our non-guarantor subsidiaries, holders of a non-guarantor subsidiary’s indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us.

VHS Holdco II’s non-guarantor subsidiaries accounted for $492.1 million, or 29.5%, of our total revenues for the six months ended December 31, 2009 and $357.0 million, or 12.9%, of our assets (excluding intercompany receivables) and $226.2 million, or 10.4%, of our liabilities (excluding intercompany liabilities) as of December 31, 2009.

The Issuers’ less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to the Issuers in their financing or other agreements and, as a result, the Issuers may not be able to access their cash flows to service their respective debt obligations, including in respect of the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our New Credit Facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our New Credit Facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our New Revolving Credit Facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our New Credit Facilities to avoid being in default. If we breach our covenants under our New Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our New Credit Facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of Notes.”

Vanguard’s guarantee may be released at any time.

The guarantee by Vanguard is being provided solely for the purpose of allowing the Issuers of the notes to satisfy their reporting obligations under the indenture governing the notes by furnishing financial information relating to Vanguard instead of the Issuers of the notes and, accordingly, you should not assign any value to such guarantee. Moreover, the guarantee by Vanguard may be released at any time after the offering at the option of the Issuers of the notes and Vanguard.

You should not expect Vanguard Holding Company II, Inc. to participate in making payments on the notes.

Vanguard Holding Company II, Inc. is a wholly-owned subsidiary of VHS Holdco II that was incorporated to accommodate the issuance of the outstanding notes by VHS Holdco II and the exchange notes offered hereby. Vanguard Holding Company II, Inc. will not have any operations or assets of any kind and will not have any revenues other than as may be incidental to their activities as co-issuer of the notes. You should not expect Vanguard Holding Company II, Inc. to participate in servicing any of their obligations on the notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, each holder of a note will have the right to require the Issuers thereof to make an offer to repurchase such holder’s note at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date of repurchase.

We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer. The occurrence of a change of control could also constitute an event of default under our New Credit Facilities. Our bank lenders may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under the New Credit Facilities, but may not be able to do so. See “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

In addition, important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a “Change of Control” under the indenture. Therefore, if an event occurs that does not constitute a “Change of Control,” we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event.

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, and if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors were insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left us or any of the guarantors with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that it would, incur debts beyond our ability to pay as they mature; or

•	we were a defendant in an action for money damages docketed against it if, in either case, after final judgment the judgment is unsatisfied.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of us or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes.

Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

We believe that at the time the notes are initially issued each Issuer and each guarantor will be:

•	neither insolvent nor rendered insolvent thereby;

•	in possession of sufficient capital to run its businesses effectively;

•	incurring indebtedness within its ability to pay as the same mature or become due; and

•	will have sufficient assets to satisfy any probable money judgment against it in any pending action.

In reaching these conclusions, we have relied upon our analysis of internal cash flow projections, which, among other things, assume that we will in the future realize certain selling price and volume increases and favorable changes in business mix, and estimated values of assets and liabilities. We cannot assure you, however, that a court passing on such questions would reach the same conclusions. Further, to the extent that the notes are guaranteed in the future by any subsidiary, a court passing on such guarantor regarding any such guarantee could conclude that such guarantee constituted a fraudulent conveyance or transfer.

The indenture governing the notes contains a provision intended to limit each guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may eliminate the guarantor’s obligations or reduce the guarantor’s obligations to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

We cannot assure you that an active trading market will develop for the exchange notes, which may reduce their market price.

We are offering the exchange notes to the holders of the outstanding notes. The outstanding notes were offered and sold in January 2010 to a small number of institutional investors.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the outstanding notes or for the exchange notes and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.

The initial purchasers have advised us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. Also, the future trading prices of the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the exchange offer to exchange the outstanding notes for the exchange notes;

•	the interest of securities dealers in making a market in the exchange notes; and

•	the market for similar securities.

We are controlled by a small number of stockholders and their interests as equity holders may conflict with yours as a creditor.

We are controlled by our principal equity sponsors, and they have the ability to control our policies and operations. The interests of our principal equity sponsors may not in all cases be aligned with your interests as a holder of the notes. For example, they could cause us to make acquisitions that increase the amount of the indebtedness that is secured and effectively senior to the notes or sell revenue-generating assets, impairing our ability to make payments under the notes. Additionally, our controlling stockholders are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Accordingly, our principal equity sponsors may also pursue acquisitions that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, our principal equity sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might reduce cash flows or capital reserves available to fund our debt service obligations or involve other risks to you as a holder of our notes. See “Certain Relationships and Related Party Transactions.”’

The exchange notes will be issued with original issue discount for U.S. federal income tax purposes.

Because the outstanding notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes, the exchange notes will be treated as having been issued with OID. Therefore, U.S. holders of the exchange notes will be required to include any OID in gross income (as ordinary income) on a constant yield to maturity basis in advance of the receipt of cash payment thereof and regardless of such holder’s method of accounting for U.S. federal income tax purposes. See “Material United States Federal Income and Estate Tax Consequences.”

If we file a bankruptcy petition, or if a bankruptcy petition is filed against us, you may receive a lesser amount for your claim under the notes than you would have been entitled to receive under the indenture governing the notes.

If we file in the future a bankruptcy petition under the United States Bankruptcy Code, or if such a bankruptcy petition is filed against us, your claim against us for the principal amount of your notes may be limited to an amount equal to:

•	the original issue price for the notes; and

•	the portion of original issue discount that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any original issue discount that was not amortized as of the date of any bankruptcy filing would constitute unmatured interest. Accordingly, under these circumstances, you may receive a lesser amount than you would have been entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available.

Risks Related to Our Business and Structure

The current challenging economic environment, along with difficult and volatile conditions in the capital and credit markets, could materially adversely affect our financial position, results of operations or cash flows, and we are unsure whether these conditions will improve in the near future.

The U.S. economy and global credit markets remain volatile. Declining consumer confidence and increased unemployment have increased concerns of prolonged economic weakness. While certain healthcare spending is considered non-discretionary and may not be significantly impacted by economic downturns, other types of healthcare spending may be significantly adversely impacted by such conditions. When patients are experiencing personal financial difficulties or have concerns about general economic conditions, they may choose to defer or forego elective surgeries and other non-emergent procedures, which are generally more profitable lines of business for hospitals. We are unable to determine the specific impact of the current economic conditions on our business at this time, but we believe that further deterioration or a prolonged period of recession will have an adverse impact on our operations. Other risk factors discussed in this prospectus describe some significant risks that may be magnified by the current economic conditions such as the following:

•	Our concentration of operations in a small number of regions, and the impact of economic downturns in those communities. To the extent the communities in and around San Antonio, Texas; Phoenix, Arizona; Chicago, Illinois or certain communities in Massachusetts experience a greater degree of economic weakness than average, the adverse impact on our operations could be magnified.

•	Our revenues may decline if federal or state programs reduce our Medicare or Medicaid payments or managed care companies (including managed Medicare and managed Medicaid payers) reduce our reimbursement. Current economic conditions have accelerated and increased the budget deficits for most states, including those in which we operate. These budgetary pressures may result in healthcare payment reductions under state Medicaid plans or reduced benefits to participants in those plans. Also, governmental, managed Medicare or managed Medicaid payers may defer payments to us to conserve cash. Managed care companies may also seek to reduce payment rates or limit payment rate increases to hospitals in response to reductions in enrolled participants.

•	Our hospitals face a growth in uncompensated care as the result of the inability of uninsured patients to pay for healthcare services and difficulties in collecting patient portions of insured accounts. Higher unemployment, Medicaid benefit reductions and employer efforts to reduce employee healthcare costs may increase our exposure to uncollectible accounts for uninsured patients or those patients with higher co-pay and deductible limits.

•	Under extreme market conditions, there can be no assurance that funds necessary to run our business will be available to us on favorable terms or at all. Most of our cash and borrowing capacity under our New Credit Facilities will be held with a limited number of financial institutions, which could increase our liquidity risk if one or more of those institutions become financially strained or are no longer able to operate.

We are unable to predict if the condition of the U.S. economy, the local economies in the communities we serve or global credit conditions will improve in the near future or when such improvements may occur.

The current U.S. and state health reform legislative initiatives could adversely affect our operations and business condition.

The Obama administration and Congress have been working to develop a comprehensive healthcare reform bill during the past several months. On March 21, 2010, the House passed the “Patient Protection and Affordable Care Act,” the exact version of a healthcare reform bill previously passed by the Senate on December 24, 2009, and the “Health Care and Education Affordability Reconciliation Act of 2010,” an accompanying bill that would make certain adjustments to the original Senate bill, the most notable of which would include more generous subsidies to lower income families to purchase insurance, a delay until 2018 of the tax assessed to generous employer-sponsored health plans and a gradual closing of the Medicare Part D “donut hole.” The original Senate bill and the accompanying House bill (as amended by the Senate) were signed by President Obama into law on March 23, 2010 and March 30, 2010, respectively.

The provisions included in the combination of these two bills generally provide increased access to health benefits for uninsured or underinsured populations through the creation of state-based health insurance exchanges and expansion of coverage under Medicaid programs but will exclude a public insurance option. While we would expect these coverage expansions to reduce our historical levels of bad debts, the bills also include other provisions that could negatively impact us. Under the combined bills, federal health program expenditures will be reduced by more than $480.0 billion over 10 years through reductions in the annual market basket updates for Medicare fee-for-service providers, reduced subsidies to Medicare Advantage health plans, reductions in Medicare and Medicaid disproportionate share funding and cuts in payments to hospitals with high readmission rates. The expansion of Medicaid programs could result in additional utilization at our facilities with lower reimbursement than the cost required to provide such services. The combined bills also include pilot programs for hospitals to provide value-based care and to penalize hospitals that perform poorly on certain quality measures and may result in additional medical information technology investments by us.

Most of the provisions of these healthcare bills do not go into effect immediately and may be delayed for several years. During this time, the bills will be subject to further adjustments through future legislation or even constitutional challenges. We will not be able to determine the effects of either or both of these bills on our operations and business condition for a significant period of time.

If we are unable to enter into favorable contracts with managed care plans, our operating revenues may be reduced.

Our ability to negotiate favorable contracts with health maintenance organizations, insurers offering preferred provider arrangements and other managed care plans significantly affects the revenues and operating results of our hospitals. Revenues derived from health maintenance organizations, insurers offering preferred provider arrangements and other managed care plans, including managed Medicare and managed Medicaid plans, accounted for approximately 58% and 60% of our net patient revenues for the year ended June 30, 2009 and the six months ended December 31, 2009, respectively. Managed care organizations offering prepaid and discounted medical services packages represent a significant portion of our admissions, a general trend in the industry which has limited hospital revenue growth nationwide and a trend that may continue. In addition, private payers are increasingly attempting to control healthcare costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization review and greater enrollment in managed care programs such as health maintenance organizations and preferred provider organizations. Additionally, the trend towards consolidation among private managed care payers tends to increase their bargaining prices over fee structures. In most cases, we negotiate our managed care contracts annually as they come up for renewal at various times during the year. Our future success will depend, in part, on our ability to renew existing managed care contracts and enter into new managed care contracts on terms favorable to us. Other healthcare companies, including some with greater financial resources, greater geographic coverage or a wider range of services, may compete with us for these opportunities. If we are unable to contain costs through increased operational efficiencies or to obtain higher reimbursements and payments from managed care payers, our results of operations and cash flows will be materially adversely affected.

Our revenues may decline if federal or state programs reduce our Medicare or Medicaid payments or managed care companies reduce our reimbursements.

Approximately 56% and 57% of our net patient revenues for the year ended June 30, 2009 and the six months ended December 31, 2009, respectively, came from the Medicare and Medicaid programs, including Medicare and Medicaid managed plans. In recent years, federal and state governments have made significant changes in the Medicare and Medicaid programs. Some of those changes adversely affect the reimbursement we receive for certain services. In addition, due to budget deficits in many states, significant decreases in state funding for Medicaid programs have occurred or are being proposed.

On August 22, 2007, CMS issued a final rule for federal fiscal year 2008 for the hospital inpatient prospective payment system. This rule adopted a two-year implementation of Medicare severity-adjusted diagnosis-related groups (“MS-DRGs”), a severity-adjusted diagnosis-related group (“DRG”) system. This change represented a refinement to the DRG system, and its impact on our revenues has not been significant. Realignments in the DRG system could impact the margins we receive for certain services.

DRG rates are updated and MS-DRG weights are recalibrated each federal fiscal year. The index used to update the market basket gives consideration to the inflation experienced by hospitals and entities outside the healthcare industry in purchasing goods and services. The Medicare Inpatient Hospital Prospective System Final Rule for federal fiscal year 2010 provides for a 2.1% market basket update for hospitals that submit certain quality patient care indicators and a 0.1% update for hospitals that do not submit this data. While we will endeavor to comply with all quality data submission requirements, our submissions may not be deemed timely or sufficient to entitle us to the full market basket adjustment for all our hospitals. Medicare payments to hospitals in federal fiscal year 2009 were reduced by 0.9% to eliminate what CMS estimates will be the effect of coding or classification changes as a result of hospitals implementing the MS-DRG system. After earlier proposing an increase in the “documentation and coding adjustment” to 1.9% for federal fiscal year 2010, on July 31, 2009 CMS announced that it had decided not to make any adjustment in federal fiscal year 2010 since it did not know whether federal fiscal year 2009 spending from documentation and coding is more or less than earlier projected. However, the U.S. Congress has given CMS the ability to continue to retrospectively determine if the documentation and coding adjustment levels for federal fiscal years 2008 and 2009 were adequate to account for changes in payments not related to changes in case mix. If the levels are found to have been inadequate, CMS could impose an adjustment to payments for federal fiscal years 2011 and 2012. This evaluation of changes in case-mix based on actual claims data may yield a higher documentation and coding adjustment thereby potentially reducing our revenues and impacting our results of operations in ways that cannot be quantified at this time. Additionally, Medicare payments to hospitals are subject to a number of other adjustments, and the actual impact on payments to specific hospitals may vary. In some cases, commercial third-party payers and other payers such as some state Medicaid programs rely on all or portions of the Medicare DRG system to determine payment rates. The change from traditional Medicare DRGs to MS-DRGs could adversely impact those payment rates if any other payers adopt MS-DRGs.

The federal government and many states have recently adopted or are currently considering reducing the level of Medicaid funding (including upper payment limits) or program eligibility that could adversely affect future levels of Medicaid reimbursement received by our hospitals. Since states must operate with balanced budgets and since the Medicaid program is often a state’s largest program, a number of states have adopted, or are considering adopting, legislation designed to reduce their Medicaid expenditures. The Deficit Reduction Act of 2005 (“DRA”) includes federal Medicaid cuts of approximately $4.8 billion over five years. Additionally, on May 29, 2007, CMS published a final rule entitled “Medicaid Program; Cost Limit for Providers Operated by Units of Government and Provisions to Ensure the Integrity of Federal-State Financial Partnership” which is estimated to reduce federal Medicaid funding from $12 billion to $20 billion over five years. The U.S. Congress enacted two moratoria in respect of this rule that delayed six of seven proposed Medicaid regulations in this final CMS rule until July 1, 2009. On June 30, 2009, three more of the Medicaid regulations that had been under a congressional moratorium set to expire July 1, 2009 were officially rescinded, all or in part, by CMS, and CMS also delayed until June 30, 2010 the enforcement of the fourth of the six regulations. As a result of these changes in implementing the final rule, the impact on us of the final rule cannot be quantified. States in which we operate have also adopted, or are considering adopting, legislation designed to reduce coverage and program eligibility, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. For example, Arizona has frozen hospital inpatient and outpatient reimbursements at the October 1, 2008 rates and discontinued a state health benefits program for low-income parents. Additional Medicaid spending cuts may be implemented in the future in the states in which we operate, including reductions in supplemental Medicaid reimbursement programs. Our Texas hospitals participate in private supplemental Medicaid reimbursement programs that are structured to expand the community safety net by providing indigent healthcare services and result in additional revenues for participating hospitals. We cannot predict whether the Texas private supplemental Medicaid reimbursement programs will continue or guarantee that revenues recognized from the programs will not decrease. Future legislation or other changes in the administration or interpretation of government health programs could have a material adverse effect on our financial position and results of operations.

Our ability to negotiate favorable contracts with managed care plans significantly affects the revenues and operating results of most of our hospitals. Managed care payers increasingly are demanding discounted fee structures, and the trend toward consolidation among managed care plans tends to increase their bargaining power over fee structures. Reductions in price increases or the amounts received from managed care plans could have a material adverse effect on our financial position and results of operations.

In recent years, both the Medicare program and several large managed care companies have changed our reimbursement to link some of their payments, especially their annual increases in payments, to performance of quality of care measures. We expect this trend to “pay-for-performance” to increase in the future. If we are unable to meet these performance measures, our results of operations and cash flow will be materially adversely affected.

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to licensing, the conduct of operations, the ownership of facilities, the addition of facilities and services, financial arrangements with physicians and other referral sources, confidentiality, maintenance and security issues associated with medical records, billing for services and prices for services. If a determination were made that we were in material violation of such laws or regulations, our operations and financial results could be materially adversely affected.

In many instances, the industry does not have the benefit of significant regulatory or judicial interpretations of these laws and regulations. This is particularly true in the case of the Medicare and Medicaid statute codified under Section 1128B(b) of the Social Security Act and known as the “Anti-Kickback Statute.” This law prohibits providers and other person or entities from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent to generate referrals of orders for services or items reimbursable under Medicare, Medicaid and other federal healthcare programs. As authorized by the U.S. Congress, the U.S. Department of Health and Human Services has issued regulations which describe certain conduct and business relationships immune from prosecution under the Anti-Kickback Statute. The fact that a given business arrangement does not fall within one of these “safe harbor” provisions does not render the arrangement illegal, but business arrangements of healthcare service providers that fail to satisfy the applicable safe harbor criteria risk increased scrutiny by enforcement authorities.

The safe harbor requirements are generally detailed, extensive, narrowly drafted and strictly construed. Many of the financial arrangements that our facilities maintain with physicians do not meet all of the requirements for safe harbor protection. The regulatory authorities that enforce the Anti-Kickback Statute may in the future determine that one or more of these arrangements violate the Anti-Kickback Statute or other federal or state laws. In addition, the Senate health reform bill includes provisions that would revise the scienter requirements such that a person need not have actual knowledge of the Anti-Kickback Statute or intent to violate the Anti-Kickback Statute to be found guilty of a violation. A determination that a facility has violated the Anti-Kickback Statute or other federal laws could subject us to liability under the Social Security Act, including criminal and civil penalties, as well as exclusion of the facility from participation in government programs such as Medicare and Medicaid or other federal healthcare programs.

In addition, the portion of the Social Security Act commonly known as the “Stark Law” prohibits physicians from referring Medicare and (to an extent) Medicaid patients to providers of certain “designated health services” if the physician or a member of his or her immediate family has an ownership or investment interest in, or compensation arrangement with, that provider. In addition, the provider in such arrangements is prohibited from billing for all of the designated health services referred by the physician, and, if paid for such services, is required to promptly repay such amounts. Most of the services furnished by our facilities are “designated health services” for Stark Law purposes, including inpatient and outpatient hospital services. There are multiple exceptions to the Stark Law, among others, for physicians maintaining an ownership interest in an entire hospital or having a compensation relationship with the facility as a result of employment agreements, leases, physician recruitment and certain other arrangements. However, each of these exceptions applies only if detailed conditions are met. An arrangement subject to the Stark Law must qualify for an exception in order for the services to be lawfully referred by the physician and billed by the provider.

CMS has issued three phases of final regulations implementing the Stark Law. Phases I and II became effective in January 2002 and July 2004, respectively, and Phase III became effective in December 2007. While these regulations help clarify the requirements of the exceptions to the Stark Law, it is unclear how the government will interpret many of these exceptions for enforcement purposes. In addition, in July 2007 CMS proposed far-reaching changes to the regulations implementing the Stark Law that would further restrict the types of arrangements that hospitals and physicians may enter, including additional restrictions on certain leases, percentage compensation arrangements, and agreements under which a hospital purchases services under arrangements. On July 31, 2008, CMS issued a final rule which, in part, finalized and responded to public comments regarding some of its July 2007 proposed major changes to the Stark Law regulations. The most far-reaching of the changes made in this final July 2008 rule effectively prohibit, as of a delayed effective date of October 1, 2009, both “under arrangements” ventures between a hospital and any referring physician or entity owned, in whole or in part, by a referring physician and unit-of-service-based “per click” compensation and percentage-based compensation in office space and equipment leases between a hospital and any referring physician or entity owned, in whole or inpart, by a referring physician. We examined all of our “under arrangement” ventures and space and equipment leases with physicians to identify those arrangements which would have failed to conform to these new Stark regulations as of October 1, 2009, and we restructured or terminated all such non-conforming arrangements so identified prior to October 1, 2009. Because the Stark Law and its implementing regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of this law and its regulations. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot assure you that every relationship complies fully with the Stark Law. In addition, in the July 2008 final Stark rule CMS indicated that it will continue to enact further regulations tightening aspects of the Stark Law that it perceives allow for Medicare program abuse, especially those regulations that still permit physicians to profit from their referrals of ancillary services. We cannot assure you that the arrangements entered into by our hospitals with physicians will be found to be in compliance with the Stark Law, as it ultimately may be implemented or interpreted.

Additionally, if we violate the Anti-Kickback Statute or Stark Law, or if we improperly bill for our services, we may be found to violate the False Claims Act, either under a suit brought by the government or by a private person under a qui tam, or “whistleblower,” suit.

If we fail to comply with the Anti-Kickback Statute, the Stark Law, the False Claims Act or other applicable laws and regulations, or if we fail to maintain an effective corporate compliance program, we could be subjected to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities), exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs and, for violations of certain laws and regulations, criminal penalties. See “Business — Government Regulation and Other Factors.”

All of the states in which we operate have adopted or have considered adopting similar anti-kickback and physician self-referral legislation, some of which extends beyond the scope of the federal law to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals, regardless of the source of payment for the care. Little precedent exists for the interpretation or enforcement of these laws. Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts.

Government officials responsible for enforcing healthcare laws could assert that one or more of our facilities, or any of the transactions in which we are involved, are in violation of the Anti-Kickback Statute or the Stark Law and related state law exceptions. It is also possible that the courts could ultimately interpret these laws in a manner that is different from our interpretations. Moreover, other healthcare companies, alleged to have violated these laws, have paid significant sums to settle such allegations and entered into “corporate integrity agreements” because of concern that the government might exercise its authority to exclude those providers from governmental payment programs (e.g., Medicare, Medicaid, TRICARE). A determination that one or more of our facilities has violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects, and our business reputation could suffer significantly.

Federal law permits the Department of Health and Human Services Office of Inspector General (“OIG”) to impose civil monetary penalties, assessments or to exclude from participation in federal healthcare programs, individuals and entities who have submitted false, fraudulent or improper claims for payment. Improper claims include those submitted by individuals or entities who have been excluded from participation. These penalties may also be imposed on providers or entities who employ or enter into contracts with excluded individuals to provide services to beneficiaries of federal healthcare programs. Furthermore, if services are provided by an excluded individual or entity, the penalties may apply even if the payment is made directly to a non-excluded entity. Employers of or entities that contract with excluded individuals or entities for the provision of services may be liable for up to $10,000 for each item or service furnished by the excluded individual or entity, an assessment of up to three times the amount claimed and program exclusions. In order for the penalties to apply, the employer or contractor must have known or should have known that the person or entity was excluded from participation. On October 12, 2009, we voluntarily reported to OIG that two past employees of Vanguard Health Systems, Inc. had been excluded from participation in Medicare at certain times during their employment. See “ Business — Legal Proceedings” for further discussion.

Illinois and Massachusetts require governmental determinations of need (“Certificates of Need”) prior to the purchase of major medical equipment or the construction, expansion, closure, sale or change of control of healthcare facilities. We believe our facilities have obtained appropriate certificates wherever applicable. However, if a determination were made that we were in material violation of such laws, our operations and financial results could be materially adversely affected. The governmental determinations, embodied in Certificates of Need, can also affect our facilities’ ability to add bed capacity or important services. We cannot predict whether we will be able to obtain required Certificates of Need in the future. A failure to obtain any required Certificates of Need may impair our ability to operate the affected facility profitably.

The laws, rules and regulations described above are complex and subject to interpretation. If we are in violation of any of these laws, rules or regulations, or if further changes in the regulatory framework occur, our results of operations could be significantly harmed. For a more detailed discussion of the laws, rules and regulations, see “Business—Government Regulation and Other Factors.”

Some of our hospitals will be required to submit to CMS information on their relationships with physicians and this submission could subject such hospitals and us to liability.

CMS announced in 2007 that it intends to collect information on ownership, investment and compensation arrangements with physicians from 500 (pre-selected) hospitals by requiring these hospitals to submit to CMS Disclosure of Financial Relationship Reports (“DFRR”) from each selected hospital. CMS also indicated that at least 10 of our hospitals will be among these 500 hospitals required to submit a DFRR because these 10 hospitals did not respond to CMS’ voluntary survey instrument on this topic purportedly submitted to these hospitals via email by CMS in 2006. CMS intends to use this data to determine whether these hospitals were in compliance with the Stark Law and implementing regulations during the reporting period, and CMS has indicated it may share this information with other government agencies and with congressional committees. Many of these agencies have not previously analyzed this information and have the authority to bring enforcement actions against the hospitals. However, in July 2008 CMS announced that, based on its further review and expected further public comments on this matter, CMS may decide in the future to decrease (but not increase) the number of hospitals to which it will send the DFRR below the 500 hospitals originally designated.

Once a hospital receives this request for a DFRR, the hospital will have 60 days to compile a significant amount of information relating to its financial relationships with physicians. The hospital may be subject to civil monetary penalties of up to $10,000 per day if it is unable to assemble and report this information within the required timeframe or if CMS or any other government agency determines that the submission is inaccurate or incomplete. The hospital may be the subject of investigations or enforcement actions if a government agency determines that any of the information indicates a potential violation of law.

Also, while in 2007 CMS had announced that it was contemplating proposing a regular financial disclosure process that would apply in the future to all Medicare participating hospitals, in July 2008 CMS announced that, based upon public comments previously received, it was not adopting a regular reporting or disclosure process at that time, and, thus, CMS said the DFRR will initially be used as a one-time collection effort. However, CMS also said in July 2008 that, depending on the information received from the initial DFRR process and other factors, it may propose future rulemaking to use the DFRR or some other instrument as a periodic or regular collection instrument. Thus, even if one of our hospitals does not receive the DFRR survey as part of the initial up to 500 selected hospitals, we expect that all of our hospitals will possibly have to report similar information to CMS in the future.

The DFRR and its supporting documentation are currently under review by the Office of Management and Budget and have not yet been released. Depending on the final format of the DFRR, responding hospitals may be subject to substantial penalties as a result of enforcement actions brought by government agencies and whistleblowers acting pursuant to the False Claims Act and similar state laws, based on such allegations like failure to respond within required deadlines, that the response is inaccurate or contains incomplete information or that the response indicates a potential violation of the Stark Law or other requirements.

Any governmental investigation or enforcement action which results from the DFRR process could materially adversely affect our results of operations.

Providers in the healthcare industry have been the subject of federal and state investigations, whistleblower lawsuits and class action litigation, and we may become subject to investigations, whistleblower lawsuits or class action litigation in the future.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of hospital companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including:

•	cost reporting and billing practices;

•	laboratory and home healthcare services;

•	physician ownership of, and joint ventures with, hospitals;

•	physician recruitment activities; and

•	other financial arrangements with referral sources.

In addition, the federal False Claims Act permits private parties to bring qui tam, or whistleblower, lawsuits against companies. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under the False Claims Act may be substantial. Liability arises when an entity knowingly submits a false claim for reimbursement to the federal government. The Fraud Enforcement and Recovery Act, which became law on May 20, 2009, changes the scienter requirements for liability under the False Claims Act. An entity may now violate the False Claims Act if it “knowingly and improperly avoids or decreases an obligation” to pay money to the United States. This includes obligations based on an “established duty . . . arising from . . . the retention of any overpayment.” Thus, if a provider is aware that it has retained an overpayment that it has an obligation to refund, this may form the basis of a False Claims Act violation even if the provider did not know the claim was “false” when it was submitted. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes and have submitted claims to a governmental payer during the time period they allegedly violated these other statutes, have thereby submitted false claims under the False Claims Act. Such other statutes include the Anti-Kickback Statute and the Stark Law. Courts have held that violations of these statutes can properly form the basis of a False Claims Act case. Some states have adopted similar whistleblower and false claims provisions.

The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Department of Justice have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory, home health and durable medical equipment billing practices. As a result of these regulations and initiatives, some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings, we provide some durable medical equipment and home healthcare services, and we have joint venture arrangements involving physician investors. We also have a variety of other financial arrangements with physicians and other potential referral sources including recruitment arrangements and leases. In addition, our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. We are aware that several of our hospitals or their related healthcare operations were and may still be under investigation in connection with activities conducted prior to our acquisition of them. Under the terms of our various acquisition agreements, the prior owners of our hospitals are responsible for any liabilities arising from pre-closing violations. The prior owners’ resolution of these matters or failure to resolve these matters, in the event that any resolution was deemed necessary, may have a material adverse effect on our business, financial condition or results of operations. Any investigations of us, our executives, managers, facilities or operations could result in significant liabilities or penalties to us, as well as adverse publicity.

We maintain a voluntary compliance program to address health regulatory and other compliance requirements. This program includes initial and periodic ethics and compliance training, a toll-free hotline for employees to report, without fear of retaliation, any suspected legal or ethical violations, annual “fraud and abuse” audits to look at our financial relationships with physicians and other referral sources and annual “coding audits” to make sure our hospitals bill the proper service codes in respect of obtaining payment from the Medicare and Medicaid programs.

As an element of our corporate compliance program and our internal compliance audits, from time to time we make voluntary disclosures and repayments to the Medicare and Medicaid programs and/or to the federal and/or state regulators for these programs in the ordinary course of business. At the current time, we know of no active investigations by any of these programs or regulators in respect of our disclosures or repayments. All of these voluntary actions on our part could lead to an investigation by the regulators to determine whether any of our facilities have violated the Stark Law, the Anti-Kickback Statute, the False Claims Act or similar state law. Either an investigation or initiation of administrative or judicial actions could result in a public announcement of possible violations of the Stark Law, the Anti-Kickback Statute or the False Claims Act or similar state law. Such determination or announcements could have a material adverse effect on our business, financial condition, results of operations or prospects, and our business reputation could suffer significantly.

Additionally, several hospital companies have in recent years been named defendants in class action litigation alleging, among other things, that their charge structures are fraudulent and, under state law, unfair or deceptive practices, insofar as those hospitals charge insurers lower rates than those charged to uninsured patients. We cannot assure you that we will not be named as a defendant in litigation of this type. Furthermore, the outcome of these suits may affect the industry standard for charity care policies and any response we take may have a material adverse effect on our financial results.

In June 2006, we and two other hospital systems operating in San Antonio, Texas had a putative class action lawsuit brought against all of us alleging that we and the other defendants had conspired with one another and with other unidentified San Antonio area hospitals to depress the compensation levels of registered nurses employed at the competing hospitals within the San Antonio area by engaging in certain activities that violated the federal antitrust laws. See “Business — Legal Proceedings” for further discussion on this litigation. On the same day that this litigation was brought against us and two other hospital systems in San Antonio, substantially similar class action litigation was brought against multiple hospitals in three other cities.

Competition from other hospitals or healthcare providers (especially specialty hospitals) may reduce our patient volumes and profitability.

The healthcare business is highly competitive and competition among hospitals and other healthcare providers for patients has intensified in recent years. Generally, other hospitals in the local communities served by most of our hospitals provide services similar to those offered by our hospitals. In addition, we believe the number of freestanding specialty hospitals and surgery and diagnostic centers in the geographic areas in which we operate has increased significantly in recent years. As a result, most of our hospitals operate in an increasingly competitive environment. Some of the hospitals that compete with our hospitals are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures and operations on a tax-exempt basis. Increasingly, we are facing competition from physician-owned specialty hospitals and freestanding surgery centers that compete for market share in high margin services and for quality physicians and personnel. If ambulatory surgery centers are better able to compete in this environment than our hospitals, our hospitals may experience a decline in patient volume, and we may experience a decrease in margin, even if those patients use our ambulatory surgery centers. Further, if our competitors are better able to attract patients, recruit physicians, expand services or obtain favorable managed care contracts at their facilities than our hospitals and ambulatory surgery centers, we may experience an overall decline in patient volume. See “Business — Competition.”

In 2005, CMS began making public performance data related to 10 quality measures that hospitals submit in connection with their Medicare reimbursement. In February 2006, federal legislation was enacted to expand and provide for the future expansion of the number of quality measures that must be reported. During federal fiscal year 2008, CMS required hospitals to report 30 measures of inpatient quality of care to avoid a 2% point reduction in their market basket update. During federal fiscal year 2009, CMS required hospitals to report 43 inpatient quality measures to avoid a 2% point reduction in their market basket update. For federal fiscal year 2010, CMS will require hospitals to report 47 inpatient quality measures to avoid a 2% reduction in their market basket update. If any of our hospitals achieve poor results (or results that are lower than our competitors) on these quality measures, patient volumes could decline. Also, the additional quality measures and future trends toward clinical transparency may have an unanticipated impact on our competitive position and patient volumes.

Our Phoenix Health Plan unit (“PHP”) also faces competition within the Arizona markets that it serves. As in the case of our hospitals, some of our health plan competitors in these markets are owned by governmental agencies or not-for-profit corporations that have greater financial resources than we do. The revenues we derive from PHP could significantly decrease if new plans operating in the Arizona Health Care Cost Containment System (“AHCCCS”), which is Arizona’s state Medicaid program, enter these markets or other existing AHCCCS plans increase their number of enrollees. Moreover, a failure to attract future enrollees may negatively impact our ability to maintain our profitability in these markets.

We may be subject to liabilities from claims brought against our facilities.

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been instituted or asserted against us, including those outside of the ordinary course of business such as class actions and those in the ordinary course of business such as malpractice lawsuits. Some of these actions may involve large claims as well as significant defense costs. See “Business — Legal Proceedings.”

We maintain professional and general liability insurance with unrelated commercial insurance carriers to provide for losses in excess of our self-insured retention (directly, or indirectly, through an insurance subsidiary) of $10.0 million. As a result, a few successful claims against us that are within our self-insured retention amounts could have an adverse effect on our results of operations, cash flows, financial condition or liquidity. In addition, one or more claims could exceed the scope of the third-party coverage in effect or the coverage of particular claims or damages could be denied.

Additionally, we experienced unfavorable claims development results during our first six months of fiscal 2010, which are reflected in our professional and general liability costs. The relatively high cost of professional liability insurance and, in some cases, the lack of availability of such insurance coverage, for physicians with privileges at our hospitals increases our risk of vicarious liability in cases where both our hospital and the uninsured or underinsured physician are named as co-defendants. As a result, we are subject to greater self-insured risk and may be required to fund claims out of our operating cash flows to a greater extent than during fiscal year 2009. We cannot assure you that we will be able to continue to obtain insurance coverage in the future or that such insurance coverage, if it is available, will be available on acceptable terms.

While we cannot predict the likelihood of future claims or inquiries, we expect that new matters may be initiated against us from time to time. Moreover, the results of current claims, lawsuits and investigations cannot be predicted, and it is possible that the ultimate resolution of these matters, individually or in the aggregate, may have a material adverse effect on our business (both in the near and long term), financial position, results of operations or cash flows.

Our hospitals face a growth in uncompensated care as the result of the inability of uninsured patients to pay for healthcare services and difficulties in collecting patient portions of insured accounts.

Like others in the hospital industry, we have experienced an increase in uncompensated care. Our combined provision for doubtful accounts, uninsured discounts and charity care deductions as a percentage of patient service revenues (prior to these adjustments) was 12.0% during both fiscal 2008 and 2009. This ratio increased to 16.0% for the six months ended December 31, 2009. Approximately 330 basis points of this increase related to the uninsured discount and Medicaid pending policy changes implemented in our Illinois hospitals effective April 1, 2009 and in our Phoenix and San Antonio hospitals effective July 1, 2009. Our self-pay discharges as a percentage of total discharges have fluctuated only slightly between 3.4% and 3.7% during the past three fiscal years and during the six months ended December 31, 2009 (as adjusted for our Medicaid pending policy changes in Illinois on April 1, 2009 and in Phoenix and San Antonio on July 1, 2009). Our hospitals remain at risk for increases in uncompensated care as a result of price increases, the continuing trend of increases in coinsurance and deductible portions of managed care accounts and increases in uninsured patients as a result of potential state Medicaid funding cuts or general economic weakness. Although we continue to seek ways of improving point of service collection efforts and implementing appropriate payment plans with our patients, if we continue to experience growth in self-pay revenues, our results of operations could be materially adversely affected. Further, our ability to improve collections for self-pay patients may be limited by regulatory and investigatory initiatives, including private lawsuits directed at hospital charges and collection practices for uninsured and underinsured patients.

Our performance depends on our ability to recruit and retain quality physicians.

Physicians generally direct the majority of hospital admissions. Thus, the success of our hospitals depends in part on the following factors:

•	the number and quality of the physicians on the medical staffs of our hospitals;

•	the admitting practices of those physicians; and

•	the maintenance of good relations with those physicians.

Most physicians at our hospitals also have admitting privileges at other hospitals. Our efforts to attract and retain physicians are affected by our managed care contracting relationships, national shortages in some specialties, such as anesthesiology and radiology, the adequacy of our support personnel, the condition of our facilities and medical equipment, the availability of suitable medical office space and federal and state laws and regulations prohibiting financial relationships that may have the effect of inducing patient referrals. If facilities are not staffed with adequate support personnel or technologically advanced equipment that meets the needs of patients, physicians may be discouraged from referring patients to our facilities, which could adversely affect our profitability.

In an effort to meet community needs in the markets in which we operate, we have implemented a strategy to employ physicians both in primary care and in certain specialties. As of December 31, 2009, we employed approximately more than 300 practicing physicians, excluding residents. The deployment of a physician employment strategy includes increased salary and benefits costs, physician integration risks and difficulties associated with physician practice management. While we believe this strategy is consistent with industry trends, we cannot be assured of the long-term success of such a strategy. In addition, if we raise wages in response to our competitors’ wage increases and are unable to pass such increases on to our clients, our margins could decline, which could adversely affect our business, financial condition and results of operations.

We may be unable to achieve our acquisition and growth strategies and we may have difficulty acquiring not-for-profit hospitals due to regulatory scrutiny.

An important element of our business strategy is expansion by acquiring hospitals in our existing and in new urban and suburban markets and by entering into partnerships or affiliations with other healthcare service providers. The competition to acquire hospitals is significant, including competition from healthcare companies with greater financial resources than ours. We have not acquired a hospital since December 2004 and may never acquire another hospital, which would seriously impact our ability to grow our business.

Even if we are able to acquire more hospitals, such acquisitions may be on less than favorable terms. We may have difficulty obtaining financing, if necessary, for such acquisitions on satisfactory terms. We sometimes agree not to sell an acquired hospital for some period of time (currently no longer than 10 years) after purchasing it and/or grant the seller a right of first refusal to purchase the hospital if we agree to sell it to a third party. In addition, we may not be able to effectively integrate any acquired facilities with our operations. Even if we continue to acquire additional facilities and/or enter into partnerships or affiliations with other healthcare service providers, federal and state regulatory agencies may constrain our ability to grow.

Additionally, many states, including some where we have hospitals and others where we may in the future attempt to acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the sale proceeds by the not-for-profit seller. These review and approval processes can add time to the consummation of an acquisition of a not-for-profit hospital, and future actions on the state level could seriously delay or even prevent future acquisitions of not-for-profit hospitals. Furthermore, as a condition to approving an acquisition, the attorney general of the state in which the hospital is located may require us to maintain specific services, such as emergency departments, or to continue to provide specific levels of charity care, which may affect our decision to acquire or the terms upon which we acquire one of these hospitals.

Future acquisitions or joint ventures may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

As part of our growth strategy, we may pursue acquisitions or joint ventures of hospitals or other related healthcare facilities and services. These acquisitions or joint ventures may involve significant cash expenditures, debt incurrence, additional operating losses and expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions or joint ventures involve numerous risks, including:

•	difficulty and expense of integrating acquired personnel into our business;

•	diversion of management’s time from existing operations;

•	potential loss of key employees or customers of acquired companies; and

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare regulations.

We cannot assure you that we will succeed in obtaining financing for acquisitions or joint ventures at a reasonable cost, or that such financing will not contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired hospitals profitably or succeed in achieving improvements in their financial performance.

The cost of our malpractice insurance and the malpractice insurance of physicians who practice at our facilities remains volatile. Successful malpractice or tort claims asserted against us, our physicians or our employees could materially adversely affect our financial condition and profitability.

Physicians, hospitals and other healthcare providers are subject to legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large monetary claims and significant defense costs. Hospitals and physicians have typically maintained a special type of insurance (commonly called malpractice or professional liability insurance) to protect against the costs of these types of legal actions. We created a captive insurance subsidiary on June 1, 2002, to assume a substantial portion of the professional and general liability risks of our facilities. For claims incurred during the period June 1, 2002 to May 31, 2006 and those subsequent to June 30, 2009, we maintained all of our professional and general liability insurance through this captive insurance subsidiary in respect of losses up to $10.0 million per occurrence. For claims incurred from June 1, 2006 to June 30, 2009, we self-insured the first $9.0 million per occurrence, and our captive subsidiary insured the next $1.0 million per occurrence. We have also purchased an umbrella excess policy for professional and general liability insurance for the period July 1, 2009 to June 30, 2010 with unrelated commercial carriers. This policy covers losses in excess of $10.0 million per occurrence up to $75.0 million, but is limited to total annual payments of $65.0 million in the aggregate. While our premium prices have declined during the past few years, the total cost of professional and general liability insurance remains sensitive to the volume and severity of cases reported. There is no guarantee that excess insurance coverage will continue to be available in the future at a cost allowing us to maintain adequate levels of such insurance. Moreover, due to the increased retention limits insured by us and our captive subsidiary, if actual payments of claims materially exceed our projected estimates of malpractice claims, our financial condition could be materially adversely affected.

Physicians’ professional liability insurance costs in certain markets have dramatically increased to the point where some physicians are either choosing to retire early or leave those markets. If physician professional liability insurance costs continue to escalate in markets in which we operate, some physicians may choose not to practice at our facilities, which could reduce our patient volumes and revenues. Our hospitals may also incur a greater percentage of the amounts paid to claimants if physicians are unable to obtain adequate malpractice coverage since we are often sued in the same malpractice suits brought against physicians on our medical staffs who are not employed by us.

We anticipate employing over 160 additional physicians during our fiscal year 2010. Such a significant increase in employed physicians could significantly increase our professional and general liability risks and related costs in future periods since for employed physicians there is no insurance coverage from unaffiliated insurance companies.

Our facilities are concentrated in a small number of regions. If any one of the regions in which we operate experiences a regulatory change, economic downturn or other material change, our overall business results may suffer.

Among our operations as of December 31, 2009, five hospitals and various related healthcare businesses were located in San Antonio, Texas; five hospitals and related healthcare businesses were located in metropolitan Phoenix, Arizona; two hospitals and related healthcare businesses were located in metropolitan Chicago, Illinois; and three hospitals and related healthcare businesses were located in Massachusetts.

For the year ended June 30, 2009 and the six months ended December 31, 2009, our total revenues were generated as follows:

	Year Ended	Six Months Ended
	June 30,	December 31,
	2009	2009

San Antonio	29.6%	25.8%
Phoenix Health Plan and Abrazo Advantage Health Plan	19.3	23.2
Massachusetts	18.3	18.2
Metropolitan Phoenix, excluding Phoenix Health Plan and Abrazo Advantage Health Plan	17.9	18.3
Metropolitan Chicago(1)	14.6	14.1
Other	0.3	0.4

	100.0%	100.0%

(1)	Includes MacNeal Health Providers.

Any material change in the current demographic, economic, competitive or regulatory conditions in any of these regions could adversely affect our overall business results because of the significance of our operations in each of these regions to our overall operating performance. Moreover, due to the concentration of our revenues in only four regions, our business is less diversified and, accordingly, is subject to greater regional risk than that of some of our larger competitors.

If we are unable to control our healthcare costs at Phoenix Health Plan and Abrazo Advantage Health Plan, if the health plans should lose their governmental contracts or if budgetary cuts reduce the scope of Medicaid or dual-eligibility coverage, our profitability may be adversely affected.

For the year ended June 30, 2009 and the six months ended December 31, 2009, PHP generated approximately 18.1% and 22.1% of our total revenues, respectively. PHP derives substantially all of its revenues through a contract with AHCCCS. AHCCCS pays capitated rates to PHP, and PHP subcontracts with physicians, hospitals and other healthcare providers to provide services to its enrollees. If we fail to effectively manage our healthcare costs, these costs may exceed the payments we receive. Many factors can cause actual healthcare costs to exceed the capitated rates paid by AHCCCS, including:

•	our ability to contract with cost-effective healthcare providers;

•	the increased cost of individual healthcare services;

•	the type and number of individual healthcare services delivered; and

•	the occurrence of catastrophes, epidemics or other unforeseen occurrences.

Our current contract with AHCCCS began October 1, 2008 and expires September 30, 2011. This contract is terminable without cause on 90 days’ written notice from AHCCCS or for cause upon written notice from AHCCCS if we fail to comply with any term or condition of the contract or fail to take corrective action as required to comply with the terms of the contract. AHCCCS may also terminate the contract with PHP in the event of unavailability of state or federal funding. If our AHCCCS contract is terminated, our profitability would be adversely affected by the loss of these revenues and cash flows. Also, should the scope of the Medicaid program be reduced as a result of state budgetary cuts or other political factors, our results of operations could be adversely affected.

For the year ended June 30, 2009 and the six months ended December 31, 2009, AAHP generated 1.2% and 1.1% of our total revenues, respectively. AAHP began providing healthcare coverage to Medicare and Medicaid dual-eligible enrollees on January 1, 2006. Most of AAHP’s members were formerly enrolled in PHP. AAHP’s contract with CMS went into effect on January 1, 2006, for a term of one year, with a provision for successive one year renewals, and has currently been renewed through December 31, 2010. If we fail to effectively manage AAHP’s healthcare costs, these costs may exceed the payments we receive.

We are dependent on our senior management team and local management personnel, and the loss of the services of one or more of our senior management team or key local management personnel could have a material adverse effect on our business.

The success of our business is largely dependent upon the services and management experience of our senior management team, which includes Charles N. Martin, Jr., our Chairman and Chief Executive Officer; Kent H. Wallace, our President and Chief Operating Officer; Keith B. Pitts, our Vice Chairman, Phillip W. Roe, our Executive Vice President, Chief Financial Officer and Treasurer; and Joseph D. Moore, Executive Vice President. In addition, we depend on our ability to attract and retain local managers at our hospitals and related facilities, on the ability of our senior officers and key employees to manage growth successfully and on our ability to attract and retain skilled employees. We do not maintain key man life insurance policies on any of our officers. If we were to lose any of our senior management team or members of our local management teams, or if we are unable to attract other necessary personnel in the future, it could have a material adverse effect on our business, financial condition and results of operations. If we were to lose the services of one or more members of our senior management team or a significant portion of our hospital management staff at one or more of our hospitals, we would likely experience a significant disruption in our operations and failure of the affected hospitals to adhere to their respective business plans.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by Medicare and commercial third-party payers designed to reduce admissions and lengths of stay, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payer-required preadmission authorization and utilization review and by payer pressures to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. Although we are unable to predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material, adverse effect on our business, financial position and results of operations.

Our facilities are subject to extensive federal and state laws and regulations relating to the privacy of individually identifiable information.

The Health Insurance Portability and Accountability Act of 1996 required the U.S. Department of Health and Human Services to adopt standards to protect the privacy and security of individually identifiable health-related information. The department released final regulations containing privacy standards in December 2000 and published revisions to the final regulations in August 2002. The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) — one part of the American Recovery and Reinvestment Act of 2009 (“ARRA”) — broadened the scope of the HIPAA privacy and security regulations. On August 24, 2009, HHS issued an Interim Final Rule addressing security breach notification requirements and, on October 30, 2009, issued an Interim Final Rule implementing amendments to the enforcement regulations under HIPAA. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. The regulations also provide patients with significant rights related to understanding and controlling how their health information is used or disclosed. The security regulations require healthcare providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically.

Violations of the Health Insurance Portability and Accountability Act of 1996 could result in civil or criminal penalties. An investigation or initiation of civil or criminal actions could have a material adverse effect on our business, financial condition, results of operations or prospects and our business reputation could suffer significantly. In addition, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state and could impose additional penalties. We have developed a comprehensive set of policies and procedures in our efforts to comply with the Health Insurance Portability and Accountability Act of 1996 and other privacy laws. Our compliance officers are responsible for implementing and monitoring compliance with our privacy and security policies and procedures at our facilities. We believe that the cost of our compliance with the Health Insurance Portability and Accountability Act of 1996 and other federal and state privacy laws will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

As a result of increased post-payment reviews of claims we submit to Medicare for our services, we may incur additional costs and may be required to repay amounts already paid to us.

We are subject to regular post-payment inquiries, investigations and audits of the claims we submit to Medicare for payment for our services. These post-payment reviews are increasing as a result of new government cost-containment initiatives, including enhanced medical necessity reviews for Medicare patients admitted to long-term care hospitals, and audits of Medicare claims under the Recovery Audit Contractor program (“RAC”). The RAC program began as a demonstration project in 2005 in three states (New York, California and Florida) and was expanded into the three additional states of Arizona, Massachusetts and South Carolina in July 2007. The program was made permanent by the Tax Relief and Health Care Act of 2006 enacted in December 2006. CMS ended the demonstration project in March 2008 and commenced the permanent RAC program in all states beginning in 2009 with plans to have RACs in full operation in all 50 states by 2010.

RACs utilize a post-payment targeted review process employing data analysis techniques in order to identify those Medicare claims most likely to contain overpayments, such as incorrectly coded services, incorrect payment amounts, non-covered services and duplicate payments. The RAC review is either “automated”, for which a decision can be made without reviewing a medical record, or “complex”, for which the RAC must contact the provider in order to procure and review the medical record to make a decision about the payment. CMS has given RACs the authority to look back at claims up to three years old, provided that the claim was paid on or after October 1, 2007. Claims identified as overpayments will be subject to the Medicare appeals process.

These additional post-payment reviews may require us to incur additional costs to respond to requests for records and to pursue the reversal of payment denials, and ultimately may require us to refund amounts paid to us by Medicare that are determined to have been overpaid.

If we fail to continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment, our ability to maintain and expand our markets will be adversely affected.

Technological advances with respect to computed axial tomography (CT), magnetic resonance imaging (MRI) and positron emission tomography (PET) equipment, as well as other equipment used in our facilities, are continually evolving. In an effort to compete with other healthcare providers, we must constantly evaluate our equipment needs and upgrade equipment as a result of technological improvements. Such equipment costs typically range from $1.0 million to $3.0 million, exclusive of construction or build-out costs. If we fail to remain current with the technological advancements of the medical community, our volumes and revenue may be negatively impacted.

Our hospitals face competition for staffing especially as a result of the national shortage of nurses and the increased imposition on us of nurse-staffing ratios, which has in the past and may in the future increase our labor costs and materially reduce our profitability.

We compete with other healthcare providers in recruiting and retaining qualified management and staff personnel responsible for the day-to-day operations of each of our hospitals, including most significantly nurses and other non-physician healthcare professionals. In the healthcare industry generally, including in our markets, the national shortage of nurses and other medical support personnel has become a significant operating issue. This shortage has caused us in the past and may require us in the future to increase wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary personnel. We have voluntarily raised on several occasions in the past, and expect to raise in the future, wages for our nurses and other medical support personnel.

In addition, union-mandated or state-mandated nurse-staffing ratios significantly affect not only labor costs, but may also cause us to limit patient admissions with a corresponding adverse effect on revenues if we are unable to hire the appropriate number of nurses to meet the required ratios. While we do not currently operate in any states with mandated nurse-staffing ratios, the states in which we operate could adopt mandatory nurse-staffing ratios at any time. In those instances where our nurses are unionized, it is our experience that new union contracts often impose significant new additional staffing ratios by contract on our hospitals. This was the case with the increased staffing ratios imposed on us in our union contract with our nurses at Saint Vincent Hospital in Worcester, Massachusetts negotiated in 2007.

The U.S. Congress is currently considering a bill called the Employee Free Choice Act of 2009 (“EFCA”), which organized labor, a major supporter of the Obama administration, has called its number one legislative objective. EFCA would amend the National Labor Relations Act to establish a procedure whereby the National Labor Relations Board (“NLRB”) would certify a union as the bargaining representative of employees, without a NLRB-supervised secret ballot election, if a majority of unit employees signs valid union authorization cards (the “card-check provision”). Additionally, under EFCA, parties that are unable to reach a first contract within 90 days of collective bargaining could refer the dispute to mediation by the Federal Mediation and Conciliation Service (the “Service”). If the Service is unable to bring the parties to agreement within 30 days, the dispute then would be referred to binding arbitration. Also, the bill would provide for increased penalties for labor law violations by employers. In July 2009, due to intense opposition from the business community, alternative draft legislation became public, dropping the card-check provision, but putting in its place new provisions making it easier for employees to organize including provisions to require shorter unionization campaigns, faster elections and limitations on employer-sponsored anti-unionization meetings, which employees are required to attend. This legislation, if passed, would make it easier for our nurses or other groups of hospital employees to unionize, which could materially increase our labor costs.

If our labor costs continue to increase, we may not be able to raise our payer reimbursement levels to offset these increased costs, including the significantly increased costs that we will incur for wage increases and nurse-staffing ratios under our new union contract with our nurses at Saint Vincent Hospital. Because substantially all of our net patient revenues consist of payments based on fixed or negotiated rates, our ability to pass along increased labor costs is materially constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control our labor costs, could have a material adverse effect on our profitability.

Compliance with Section 404 of the Sarbanes-Oxley Act may negatively impact our results of operations and failure to comply may subject us to regulatory scrutiny and a loss of investors’ confidence in our internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires us to perform an evaluation of our internal control over financial reporting and file management’s attestation with our annual report. Section 404 also requires our independent auditors to opine on our internal control over financial reporting beginning with our fiscal year ending June 30, 2010. We have evaluated, tested and implemented internal controls over financial reporting to enable management to report on such internal controls under Section 404. However, we cannot assure you that the conclusions we will reach in our June 30, 2010 management report will be the same as those reached by our independent auditors in their report. Failure on our part to comply with Section 404 may subject us to regulatory scrutiny and a loss of public confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control over financial reporting and hiring additional personnel. Any such actions could negatively affect our results of operations.

A failure of our information systems would adversely affect our ability to properly manage our operations.

We rely on our advanced information systems and our ability to successfully use these systems in our operations. These systems are essential to the following areas of our business operations, among others:

•	patient accounting, including billing and collection of patient service revenues;

•	financial, accounting, reporting and payroll;

•	coding and compliance;

•	laboratory, radiology and pharmacy systems;

•	remote physician access to patient data;

•	negotiating, pricing and administering managed care contracts; and

•	monitoring quality of care.

If we are unable to use these systems effectively, we may experience delays in collection of patient service revenues and may not be able to properly manage our operations or oversee compliance with laws or regulations.

Difficulties with current construction projects or new construction projects such as additional hospitals or major expansion projects may involve significant capital expenditures that could have an adverse impact on our liquidity.

We may decide to construct an additional hospital or hospitals in the future or construct additional major expansion projects to existing hospitals in order to achieve our growth objectives. Our ability to complete construction of new hospitals or new expansion projects on budget and on schedule would depend on a number of factors, including, but not limited to:

•	our ability to control construction costs;

•	the failure of general contractors or subcontractors to perform under their contracts;

•	adverse weather conditions;

•	shortages of labor or materials;

•	our ability to obtain necessary licensing and other required governmental authorizations; and

•	other unforeseen problems and delays.

As a result of these and other factors, we cannot assure you that we will not experience increased construction costs on our construction projects or that we will be able to construct our current or any future construction projects as originally planned. In addition, our current and any future major construction projects would involve a significant commitment of capital with no revenues associated with the projects during construction, which also could have a future adverse impact on our liquidity.

If the costs for construction materials and labor continue to rise, such increased costs could have an adverse impact on the return on investment relating to our expansion projects.

The cost of construction materials and labor has significantly increased over the past years as a result of global and domestic events. We have experienced significant increases in the cost of steel due to the demand in China for such materials and an increase in the cost of lumber due to multiple factors. Increases in oil and gas prices have increased costs for oil-based products and for transporting materials to job sites. As we continue to invest in modern technologies, emergency rooms and operating room expansions, we expend large sums of cash generated from operating activities. We evaluate the financial viability of such projects based on whether the projected cash flow return on investment exceeds our cost of capital. Such returns may not be achieved if the cost of construction continues to rise significantly or anticipated volumes do not materialize.

State efforts to regulate the construction or expansion of hospitals could impair our ability to operate and expand our operations.

Some states require healthcare providers to obtain prior approval, known as certificates of need, for:

•	the purchase, construction or expansion of healthcare facilities;

•	capital expenditures exceeding a prescribed amount; or

•	changes in services or bed capacity.

In giving approval, these states consider the need for additional or expanded healthcare facilities or services. Illinois and Massachusetts are the only states in which we currently own hospitals that have certificate-of-need laws. The failure to obtain any required certificate of need could impair our ability to operate or expand operations in these states.

If the fair value of our reporting units declines, a material non-cash charge to earnings from impairment of our goodwill could result.

Blackstone acquired our predecessor company during fiscal 2005. We recorded a significant portion of the purchase price as goodwill. At December 31, 2009, we had approximately $649.1 million of goodwill recorded on our financial statements. There is no guarantee that we will be able to recover the carrying value of this goodwill through our future cash flows. On an ongoing basis, we evaluate, based on the fair value of our reporting units, whether the carrying value of our goodwill is impaired. During fiscal 2007, we recorded a $123.8 million ($110.5 million, net of tax benefit) impairment charge to goodwill to reduce the carrying values of our Chicago hospitals to their fair values. Our two Chicago hospitals have experienced deteriorating economic factors that have negatively impacted their results of operations and cash flows. While various initiatives mitigated the impact of these economic factors in previous quarters, the operating results of the Chicago hospitals have not improved to the level anticipated. After having the opportunity to evaluate the operating results of the Chicago hospitals for the first six months of fiscal year 2010 and to reassess the market trends and economic factors, we concluded that it was unlikely that previously projected cash flows for these hospitals would be achieved. We performed an interim goodwill impairment test and, based upon revised projected cash flows, market participant data and appraisal information, we determined that the $43.1 million remaining goodwill related to this reporting unit was impaired. We recorded the $43.1 million ($31.8 million, net of taxes) non-cash impairment loss in our condensed consolidated statement of operations for the quarter ended December 31, 2009.

Our hospitals are subject to potential responsibilities and costs under environmental laws that could lead to material expenditures or liability.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the protection of human health and the environment. We could incur substantial costs to maintain compliance with these laws and regulations. To our knowledge, we have not been and are not currently the subject of any investigations relating to noncompliance with environmental laws and regulations. We could become the subject of future investigations, which could lead to fines or criminal penalties if we are found to be in violation of these laws and regulations. The principal environmental requirements and concerns applicable to our operations relate to proper management of hazardous materials, hazardous waste and medical waste, above-ground and underground storage tanks, operation of boilers, chillers and other equipment, and management of building conditions, such as the presence of mold, lead-based paint or asbestos. Our hospitals engage independent contractors for the transportation and disposal of hazardous waste, and we require that our hospitals be named as additional insureds on the liability insurance policies maintained by these contractors.

We also may be subject to requirements related to the remediation of substances that have been released into the environment at properties owned or operated by us or our predecessors or at properties where substances were sent for off-site treatment or disposal. These remediation requirements may be imposed without regard to fault, and liability for environmental remediation can be substantial.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes. The Issuers are making these exchange offers solely to satisfy their obligations under the registration rights agreement. In consideration for issuing the exchange notes as contemplated by this prospectus, the issuers will receive outstanding notes in a like principal amount. The form and terms of the exchange notes are identical in all respects to the form and terms of the outstanding notes, except the exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights. Outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2009 on an actual basis and on a pro forma basis to give effect to the consummation of the Refinancing.

You should read this table in conjunction with the information contained in “Prospectus Summary —The Refinancing,” “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the condensed consolidated financial statements and the notes thereto included in this prospectus.

	As of December 31,
	2009
	Actual	Pro Forma
	(Dollars in millions)

Cash and cash equivalents	$358.0	$134.6

VHS Holdco II Debt:
New Credit Facilities:
Revolving Credit Facility	$—	$—
Term Loan Credit Facility	—	815.0
Previous senior secured credit facilities:
Revolving credit facility	—	—
Term loan facility	762.6	—
8.0% Notes	—	936.3
Senior Subordinated Notes	575.0	—

Total VHS Holdco II debt	1,337.6	1,751.3
VHS Holdco I Debt:
Senior Discount Notes	216.0	—

Total VHS Holdco I debt	216.0	—

Total debt	1,553.6	1,751.3
Total equity	582.1	240.8

Total capitalization	$2,135.7	$1,992.1

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our selected historical financial and operating data for, or as of the end of, each of the five years ended June 30, 2009 (including the predecessor and successor periods) and as of December 31, 2009 and for the six months periods ended December 31, 2008 and 2009. The selected historical financial data as of and for the combined predecessor and successor year ended June 30, 2005 and the year ended June 30, 2006 were derived from our audited consolidated financial statements adjusted for the retrospective presentation impact of changes in accounting guidance related to non-controlling interests. The selected historical financial data as of and for the years ended June 30, 2007, 2008 and 2009 were derived from our audited consolidated financial statements for each fiscal year presented. The operations of dispositions completed during fiscal 2007 are included in discontinued operations, net of taxes, for all periods presented. The selected historical financial data for the six months ended December 31, 2008 and 2009 were derived from our unaudited interim condensed consolidated financial statements. Our historical results are not necessarily indicative of future operating results. In the opinion of management, the interim financial data set forth below include all adjustments, consisting of normal recurring accruals, necessary to present fairly our financial position and results of operations. This table should be read in conjunction with the consolidated financial statements and condensed consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus.

								Unaudited	Unaudited
	Predecessor	Successor	Combined					Six	Six
	July 1,	September 23,	Basis Year	Year	Year	Year	Year	Months	Months
	2004 through	2004 through	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	September 22,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	December 31,	December 31,
	2004	2005	2005	2006	2007	2008	2009	2008	2009
	(Dollars in millions)
Statement of Operations Data:
Total revenues	$397.9	$1,639.4	$2,037.3	$2,418.6	$2,580.7	$2,790.7	$3,199.7	$1,511.6	$1,667.0
Costs and expenses:
Salaries and benefits (includes stock compensation of $96.7, $0.7, $97.4, $1.7, $1.2, $2.5, $4.4, $2.2 and $2.9 respectively)	248.2	661.0	909.2	991.4	1,067.9	1,152.7	1,240.1	595.3	638.9
Health plan claims expense	55.0	182.2	237.2	270.3	297.0	328.2	525.6	227.7	331.8
Supplies	63.7	273.1	336.8	394.1	421.8	434.5	456.3	224.6	225.8
Provision for doubtful accounts	27.8	105.2	133.0	156.8	175.2	205.6	210.8	102.9	72.2
Other operating expenses	57.3	231.5	288.8	353.0	375.0	405.8	468.9	221.6	248.7
Depreciation and amortization	16.0	59.7	75.7	100.3	118.6	131.0	130.6	64.4	68.3
Interest, net	9.0	73.3	82.3	103.8	123.8	122.1	111.6	57.3	54.7
Debt extinguishment costs	62.2	—	62.2	0.1	—	—	—	—	—
Merger expenses	23.1	0.2	23.3	—	—	—	—	—	—
Impairment loss	—	—	—	—	123.8	—	6.2	—	43.1
Other expenses	0.4	3.2	3.6	6.5	0.2	6.5	2.7	0.8	2.6

Subtotal	562.7	1,589.4	2,152.1	2,376.3	2,703.3	2,786.4	3,152.8	1,494.6	1,686.1

Income (loss) from continuing operations before income taxes	(164.8)	50.0	(114.8)	42.3	(122.6)	4.3	46.9	17.0	(19.1)
Income tax benefit (expense)	52.2	(17.5)	34.7	(17.8)	11.6	(1.7)	(16.0)	(5.3)	1.7

Income (loss) from continuing operations	(112.6)	32.5	(80.1)	24.5	(111.0)	2.6	30.9	11.7	(17.4)
Income (loss) from discontinued operations, net of taxes	1.4	0.3	1.7	(9.0)	(19.1)	(0.3)	0.9	0.9	(0.1)

Net income (loss)	(111.2)	32.8	(78.4)	15.5	(130.1)	2.3	31.8	12.6	(17.5)
Less: Net income (loss) attributable to non-controlling interests	0.5	(0.2)	0.3	(2.6)	(2.6)	(3.0)	(3.2)	(1.6)	(1.7)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	(110.7)	32.6	(78.1)	12.9	(132.7)	(0.7)	28.6	11.0	(19.2)
Preferred dividend	(1.0)	—	(1.0)	—	—	—	—	—	—

Net income (loss) attributable to Vanguard Health Systems, Inc. common stockholders	$(111.7)	$32.6	$(79.1)	$12.9	$(132.7)	$(0.7)	$28.6	$11.0	$(19.2)

												Unaudited		Unaudited
	Predecessor	Successor		Combined								Six		Six
	July 1,	September 23,		Basis Year	Year		Year	Year		Year		Months		Months
	2004 through	2004 through		Ended	Ended		Ended	Ended		Ended		Ended		Ended
	September 22,	June 30,		June 30,	June 30,		June 30,	June 30,		June 30,		December 31,		December 31,
	2004	2005		2005	2006		2007	2008		2009		2008		2009
	(Dollars in millions)
Other Financial Data:
Capital expenditures	$27.1	$197.1		$224.2	$275.5		$164.3	$121.6		$132.1		$54.7		$68.4
Cash provided by operating activities	78.8	123.0		203.2	152.4		125.6	176.3		313.1		154.2		149.6
Cash used in investing activities	(50.0)	(274.3)		(324.3)	(245.4)		(118.5)	(143.8)		(133.6)		(54.6)		(88.8)
Cash provided by (used in) financing activities	(20.0)	171.6		150.2	137.4		(10.6)	(11.0)		(12.9)		(6.6)		(11.0)
Ratio of earnings to fixed charges(1)	—	1.56	x	—	1.27	x	—	1.02	x	1.35	x	1.24	x	—
Adjusted EBITDA(2)	42.6	187.1		229.7	254.7		245.0	266.4		302.4		141.7		152.5
Segment Data:
Acute care services:
Total revenues(3)	$325.6	$1,378.2		$1,703.8	$2,043.6		$2,179.3	$2,340.5		$2,521.7		$1,212.7		$1,250.4
Income (loss) from continuing operations before income taxes	(168.7)	27.4		(141.3)	11.7		(152.1)	(40.7)		(0.7)		(4.0)		(46.3)
Segment EBITDA(4)	37.9	161.8		199.7	222.1		217.0	221.7		251.3		119.8		123.4
Health plans:
Total revenues	$72.3	$261.2		$333.5	$375.0		$401.4	$450.2		$678.0		$298.9		$416.6
Income from continuing operations before income taxes	3.9	22.6		26.5	30.6		29.5	45.0		47.6		21.0		27.2
Segment EBITDA(4)	4.7	25.3		30.0	32.6		28.0	44.7		51.1		21.9		29.1
Balance Sheet Data:
Cash and cash equivalents		$79.2		$79.2	$123.6		$120.1	$141.6		$308.2		$234.6		$358.0
Assets		2,471.7		2,471.7	2,650.5		2,538.1	2,582.3		2,731.1		2,658.1		2,759.6
Long-term debt, including current portion		1,357.1		1,357.1	1,519.2		1,528.7	1,537.5		1,551.6		1,544.3		1,553.6
Working capital		77.7		77.7	193.0		156.4	217.8		251.6		231.1		280.9

(1)	Ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. “Earnings” have been calculated by adding fixed charges (excluding capitalized interest) to earnings from continuing operations before income taxes and distributions received, of which there were none, from equity affiliates, and then deducting undistributed earnings of affiliates and “fixed charges” consisting of interest expense, estimated interest portion of rental expense and capitalized interest. Earnings were insufficient to cover fixed charges by approximately $166.1 million for the predecessor period July 1, 2004 through September 22, 2004, $120.1 million for the year ended June 30, 2005 (combined basis), $126.5 million for the year ended June 30, 2007 and $20.9 million for the six months ended December 31, 2009.

(2)	We define Adjusted EBITDA as income (loss) before interest expense (net of interest income), income taxes, depreciation and amortization, non-controlling interests, equity method income, stock compensation, gain or loss on disposal of assets, monitoring fees and expenses, realized holding losses on investments, impairment losses, debt extinguishment costs, merger expenses and discontinued operations, net of taxes. Monitoring fees and expenses represent fees and reimbursed expenses paid to affiliates of The Blackstone Group and Metalmark Subadvisor LLC for advisory and oversight services. Adjusted EBITDA is not intended as a substitute for net income (loss) attributable to Vanguard Health Systems, Inc. stockholders, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Adjusted EBITDA, as presented by us, may not be comparable to similarly titled measures of other companies due to varying methods of calculation. We believe that Adjusted EBITDA provides useful information about our financial performance to investors, lenders, financial analysts and rating agencies since these groups have historically used EBITDA-related measures in the healthcare industry, along with other measures, to estimate the value of a company, to make informed investment decisions, to evaluate a company’s operating performance compared to that of other companies in the healthcare industry and to evaluate a company’s leverage capacity and its ability to meet

(Footnotes continued on following page)

its debt service requirements. Adjusted EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Adjusted EBITDA also eliminates the effects of changes in interest rates which management believes relates to general trends in global capital markets, but are not necessarily indicative of a company’s operating performance. Adjusted EBITDA is also used by us to measure individual performance for incentive compensation purposes and as an analytical indicator for purposes of allocating resources to our operating businesses and assessing their performance, both internally and relative to our peers, as well as to evaluate the performance of our operating management teams. The following table sets forth a reconciliation of Adjusted EBITDA to net income (loss) attributable to Vanguard Health Systems, Inc. stockholders for the periods presented:

	Predecessor
	July 1,	Successor	Combined					Unaudited	Unaudited
	2004	September 23,	Basis Year					Six Months	Six Months
	through	2004 through	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended	Ended
	September 22,	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,	December 31,	December 31,
	2004	2005	2005	2006	2007	2008	2009	2008	2009
	(Dollars in millions)
Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(110.7)	$32.6	$(78.1)	$12.9	$(132.7)	$(0.7)	$28.6	$11.0	$(19.2)
Interest, net	9.0	73.3	82.3	103.8	123.8	122.1	111.6	57.3	54.7
Income tax expense (benefit)	(52.2)	17.5	(34.7)	17.8	(11.6)	1.7	16.0	5.3	(1.7)
Depreciation and amortization	16.0	59.7	75.7	100.3	118.6	131.0	130.6	64.4	68.3
Non-controlling interests	(0.5)	0.2	(0.3)	2.6	2.6	3.0	3.2	1.6	1.7
Equity method income	(0.2)	(0.8)	(1.0)	(0.2)	(0.9)	(0.7)	(0.8)	(0.3)	(0.5)
Stock compensation	96.7	0.7	97.4	1.7	1.2	2.5	4.4	2.2	2.9
Loss (gain) on disposal of assets	0.6	—	0.6	1.5	(4.1)	0.9	(2.3)	(2.1)	0.4
Monitoring fees and expenses	—	4.0	4.0	5.2	5.2	6.3	5.2	2.6	2.7
Realized holding loss on investments	—	—	—	—	—	—	0.6	0.6	—
Impairment loss	—	—	—	—	123.8	—	6.2	—	43.1
Debt extinguishment costs	62.2	—	62.2	0.1	—	—	—	—	—
Merger expenses	23.1	0.2	23.3	—	—	—	—	—	—
Loss (income) from discontinued operations, net of taxes	(1.4)	(0.3)	(1.7)	9.0	19.1	0.3	(0.9)	(0.9)	0.1

Adjusted EBITDA	$42.6	$187.1	$229.7	$254.7	$245.0	$266.4	$302.4	$141.7	$152.5

(3)	Acute care services revenues as presented include reductions to revenues for the elimination in consolidation of revenues earned by our hospitals and related healthcare facilities attributable to services provided to enrollees in our owned health plans of $36.6 million, $40.0 million, $34.2 million, $31.2 million, $34.0 million, $17.3 million, $21.0 million, $6.4 million and $30.2 million for the years ended June 30, 2005 (combined basis), 2006, 2007, 2008 and 2009, the six months ended December 31, 2008 and 2009 and the predecessor period July 1, 2004 through September 22, 2004 and successor period September 23, 2004 through June 30, 2005, respectively.

(4)	Segment EBITDA is defined as income (loss) from continuing operations before income taxes less interest expense (net of interest income), depreciation and amortization, equity method income, stock compensation, gain or loss on disposal of assets, monitoring fees and expenses, debt extinguishment costs, realized holding loss on investments, impairment losses and merger expenses. Management uses Segment EBITDA to measure performance for Vanguard’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management

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believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of Vanguard’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of Vanguard’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of Vanguard. Segment EBITDA is not a measure determined in accordance with generally accepted accounting principles and is not a substitute for net income (loss), operating cash flows or other cash flow statement data. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies. We have included below a reconciliation of Segment EBITDA as utilized by us in reporting our segment performance to its most directly comparable GAAP financial measure, income (loss) from continuing operations before income taxes, for each respective period.

Reconciliation of Segment EBITDA to income (loss) from continuing operations before income taxes:

		September
	July 1, 2004	23, 2004	Combined					Six Months
	through	through	Year Ended					Ended
	September	June 30,	June 30	Year Ended June 30,				December 31,
	22, 2004	2005	2005	2006	2007	2008	2009	2008	2009
	(Dollars in millions)
Acute Care Services:
Income (loss) from continuing operations before income taxes	$(168.7)	$27.4	$(141.3)	$11.7	$(152.1)	$(40.7)	$(0.7)	$(4.0)	$(46.3)
Interest, net	8.8	73.7	82.5	106.1	129.6	126.6	112.2	58.4	55.0
Depreciation and amortization	15.4	56.6	72.0	96.0	114.3	126.8	126.5	62.4	66.1
Equity method income	(0.2)	(0.8)	(1.0)	(0.2)	(0.9)	(0.7)	(0.8)	(0.3)	(0.5)
Stock compensation	96.7	0.7	97.4	1.7	1.2	2.5	4.4	2.2	2.9
Loss (gain) on disposal of assets	0.6	—	0.6	1.5	(4.1)	0.9	(2.3)	(2.1)	0.4
Debt extinguishment costs	62.2	—	62.2	0.1	—	—	—	—	—
Merger expenses	23.1	0.2	23.3	—	—	—	—	—	—
Realized holding losses on investments	—	—	—	—	—	—	0.6	0.6	—
Monitoring fees and expenses	—	4.0	4.0	5.2	5.2	6.3	5.2	2.6	2.7
Impairment loss	—	—	—	—	123.8	—	6.2	—	43.1

Segment EBITDA	$37.9	$161.8	$199.7	$222.1	$217.0	$221.7	$251.3	$119.8	$123.4

Health Plans:
Income from continuing operations before income taxes	$3.9	$22.6	$26.5	$30.6	$29.5	$45.0	$47.6	$21.0	$27.2
Interest, net	0.2	(0.4)	(0.2)	(2.3)	(5.8)	(4.5)	(0.6)	(1.1)	(0.3)
Depreciation and amortization	0.6	3.1	3.7	4.3	4.3	4.2	4.1	2.0	2.2
Equity method income	—	—	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	—	—	—	—	—
Loss (gain) on disposal of assets	—	—	—	—	—	—	—	—	—
Realized holding losses on investments	—	—	—	—	—	—	—	—	—
Monitoring fees and expenses	—	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—	—

Segment EBITDA	$4.7	$25.3	$30.0	$32.6	$28.0	$44.7	$51.1	$21.9	$29.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations with “Selected Historical Financial and Other Data” and the audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Disclosure Regarding Forward-Looking Statements” and “Risk Factors.”

Executive Overview

As of December 31, 2009, we owned and operated 15 hospitals with a total of 4,135 licensed beds, and related outpatient service facilities complementary to the hospitals in San Antonio, Texas; metropolitan Phoenix, Arizona; metropolitan Chicago, Illinois; and Massachusetts, and two surgery centers in Orange County, California. As of December 31, 2009, we also owned three health plans as set forth in the following table.

Health Plan	Location	Membership

Phoenix Health Plan (“PHP”) — managed Medicaid	Arizona	198,400
Abrazo Advantage Health Plan (“AAHP”) — managed Medicare and Dual Eligible	Arizona	2,700
MacNeal Health Providers (“MHP”) — capitated outpatient and physician services	Illinois	38,700

		239,800

Our objective is to help people in the communities we serve achieve health for life by delivering an ideal patient-centered experience in a highly reliable environment of care. We plan to grow our business by improving quality of care, expanding services and strengthening the financial performance of our existing operations and selectively acquiring other hospitals where we see an opportunity to improve operating performance and profitability.

Operating Environment

We believe that the operating environment for hospital operators continues to evolve, which presents both challenges and opportunities for us. In order to remain competitive in the markets we serve, we must transform our operating strategies to not only accommodate changing environmental factors but to make them operating advantages for us relative to our peers. These factors will require continued focus on quality of care initiatives. As consumers become more involved in their healthcare decisions, we believe perceived quality of care will become an even greater factor in determining where physicians choose to practice and where patients choose to receive care. In the following paragraphs we discuss both current challenges and future challenges that we face and our strategies to proactively address them.

Pay for Performance Reimbursement

Many payers, including Medicare and several large managed care organizations, currently require hospital providers to report certain quality measures in order to receive the full amount of payment increases that were awarded automatically in the past. For federal fiscal year 2010, Medicare expanded the number of quality measures to be reported to 47 compared to 43 during federal fiscal year 2009. Many large managed care organizations have developed quality measurement criteria that are similar to or even more stringent than these Medicare requirements. While current Medicare guidelines and contracts with most managed care payers provide for reimbursement based upon the reporting of quality measures, we believe it is only a matter of time until all significant payers utilize the quality measures themselves to determine reimbursement rates for hospital services. In order to meet these requirements, we must deliver an ideal patient-centered experience.

This will require us to engage our nurses and partner with physicians to drive our quality of care strategies, to invest in and upgrade our information technology systems to monitor clinical quality indicators and to make all of our processes more efficient.

Physician Alignment

Our ability to attract skilled physicians to our hospitals is critical to our success. Coordination of care and alignment of care strategies between hospitals and physicians will become more critical as reimbursement becomes more episode-based. We have adopted several significant physician recruitment goals with primary emphasis on recruiting physicians specializing in family practice, internal medicine, obstetrics and gynecology, cardiology, neurology, orthopedics and inpatient hospital care (hospitalists). To provide our patients access to the appropriate physician resources, we actively recruit physicians to the communities served by our hospitals through employment agreements, relocation agreements or physician practice acquisitions. We have invested heavily in the infrastructure necessary to coordinate our physician alignment strategies and manage our physician operations. Our hospitalist employment strategy is a key element in coordination of patient-centered care. The costs associated with recruiting, integrating and managing such a large number of new physicians will have a negative impact on our operating results and cash flows in the short term. However, we expect to realize improved clinical quality and service expansion capabilities from this initiative that will positively impact our operating results over the long-term.

Cost pressures

In order to demonstrate a highly reliable environment of care, we must hire and retain nurses who share our ideals and beliefs and who have access to the training necessary to implement our clinical quality initiatives. While the national nursing shortage has abated somewhat during the past year, the nursing workforce remains volatile. As a result, we expect continuing pressures on nursing salaries and benefits costs. These pressures include higher than normal base wage increases, demands for flexible working hours and other increased benefits and higher nurse to patient ratios necessary to improve quality of care. Inflationary pressures and technological advancements continue to drive supplies costs higher. We have implemented multiple supply chain initiatives including consolidation of low-priced vendors, establishment of value analysis teams and coordination of care efforts with physicians to reduce physician preference items.

Potential Healthcare Reform

A comprehensive healthcare reform bill was widely anticipated to become law sometime in early 2010. The House of Representatives passed its health reform bill on November 7, 2009 followed by Senate passage of their version of a health reform bill on December 24, 2009. During January 2010, Congressional leaders and representatives of the Obama administration met to develop a single bill that incorporates provisions from the bills passed by each of the House of Representatives and the Senate. With the election to the United States Senate of State Senator Scott Brown (R) of Massachusetts, the enactment of such a bill, and the contents of any bill so enacted, have become uncertain. Assuming Congress comes to an agreement and passes final legislation, President Obama is expected to sign the health reform package. We are not able to predict what impact these developments may have on our future operating results or cash flows at this time.

Implementation of our Clinical Quality Initiatives

The integral component of each of the challenge areas previously discussed is quality of care. We have implemented many of our expanded clinical quality initiatives and are in the process of implementing several others. These initiatives include monthly review of the 47 CMS quality indicators in place for federal fiscal year 2010, rapid response teams, mock Joint Commission surveys, hourly nursing rounds, our nurse leadership professional practice model, alignment of hospital management incentive compensation with quality performance indicators and the formation of Physician Advisory Councils at our hospitals to align the quality goals of our hospitals with those of the physicians who practice in our hospitals.

Sources of Revenues

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or payment rates for such services. Charges and reimbursement rates for inpatient services vary significantly depending on the type of payer, the type of service (e.g., acute care, intensive care or subacute) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control.

We receive payment for patient services from:

•	the federal government, primarily under the Medicare program;

•	state Medicaid programs;

•	health maintenance organizations, preferred provider organizations, managed Medicare providers, managed Medicaid providers and other private insurers; and

•	individual patients

The following table sets forth the percentages of net patient revenues by payer for the years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009.

				Six Months Ended
	Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009

Medicare	26.4%	26.2%	25.3%	25.8%	25.3%
Medicaid	8.6%	7.6%	7.8%	7.3%	7.2%
Managed Medicare	12.8%	14.0%	14.1%	13.8%	14.8%
Managed Medicaid	7.5%	7.5%	8.9%	9.2%	9.9%
Managed care	32.0%	35.0%	34.8%	34.8%	35.0%
Self-pay	9.7%	8.6%	8.2%	8.1%	6.8%
Other	3.0%	1.1%	0.9%	1.0%	1.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The Medicare program, the nation’s largest health insurance program, is administered by CMS. Medicare provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease without regard to beneficiary income or assets. Medicaid is a federal-state program, administered by the states, which provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. All of our general, acute care hospitals located in the United States are certified as healthcare services providers for persons covered under the Medicare and the various state Medicaid programs. Amounts received under these programs are generally significantly less than established hospital gross charges for the services provided.

In our June 30, 2009 annual report on Form 10-K, we described the types of payments we receive for services provided to patients enrolled in the traditional Medicare plan (both for inpatient and outpatient services), managed Medicare plans, Medicaid plans, managed Medicaid plans and managed care plans. We also discussed the unique reimbursement features of the traditional Medicare plan, including disproportionate share, outlier cases and direct graduate and indirect medical education. The annual Medicare regulatory updates published by CMS in August 2009 that impact reimbursement rates under the plan for services provided during the federal fiscal year beginning October 1, 2009 are discussed in detail in “Business — Sources of Revenues” included in this prospectus.

Our hospitals offer discounts from established charges to certain group purchasers of healthcare services, including private insurance companies, employers, health maintenance organizations, preferred provider organizations and other managed care plans as well as uninsured discounts for patients with no insurance coverage at most of our hospitals. These discount programs limit our ability to increase net revenues in response to increasing costs. Patients generally are not responsible for any difference between established hospital charges and amounts reimbursed for such services under Medicare, Medicaid and managed care programs, but are generally responsible for exclusions, deductibles and coinsurance features of their coverages. Due to rising healthcare costs, many payers have increased the number of excluded services and the levels of deductibles and coinsurance resulting in a higher portion of the contracted rate due from the individual patients. Collecting amounts due from individual patients is typically more difficult than collecting from governmental or private managed care plans.

Volumes by Payer

During the year ended June 30, 2009, we experienced a 1.1% decrease in discharges compared to the prior year period. Discharges were flat for the six months ended December 31, 2009 compared to the prior year period. During the year ended June 30, 2009 and the six months ended December 31, 2009, we experienced a 1.9% increase and a 2.8% increase in total adjusted discharges, respectively, compared to the prior year periods. The following tables provide details of discharges by payer for the years ended June 30, 2007, 2008 and 2009 and for the six months ended December 31, 2008 and 2009.

	Year Ended June 30,
	2007		2008		2009

Medicare	46,452	27.8%	47,040	27.7%	45,516	27.1%
Medicaid	22,518	13.5%	20,195	11.9%	17,068	10.2%
Managed Medicare	23,339	14.0%	26,040	15.3%	26,925	16.0%
Managed Medicaid	18,579	11.1%	19,893	11.7%	23,185	13.8%
Managed care	48,481	29.1%	50,040	29.5%	48,977	29.2%
Self-pay	6,181	3.7%	5,854	3.5%	5,650	3.4%
Other	1,323	0.8%	606	0.4%	559	0.3%

Total	166,873	100.0%	169,668	100.0%	167,880	100.0%

	Six Months Ended December 31,
	2008		2009

Medicare	22,631	27.0%	22,696	27.0%
Medicaid	8,764	10.5%	7,264	8.7%
Managed Medicare	12,914	15.4%	13,449	16.0%
Managed Medicaid	11,560	13.8%	12,971	15.5%
Managed care	25,099	29.9%	22,928	27.3%
Self-pay	2,635	3.1%	4,257	5.1%
Other	282	0.3%	355	0.4%

Total	83,885	100.0%	83,920	100.0%

Payer Reimbursement Trends

In addition to the volume factors described above, patient mix, acuity factors and pricing trends affect our patient service revenues. Net patient revenue per adjusted discharge was $7,690, $8,059, $8,517, $8,284 and $8,314 for the years ended June 30, 2007, 2008 and 2009 and the six-month periods ended December 31, 2008 and 2009, respectively. The small increase, relative to the prior year period, for the six months ended December 31, 2009 was primarily due to the uninsured discount policy that we implemented in our Chicago hospitals on April 1, 2009 and in our Phoenix and San Antonio hospitals on July 1, 2009. Under this policy, we apply an uninsured discount (calculated as a standard percentage of gross charges) at the time of patient billing for those patients with no insurance coverage who do not qualify for charity care under our guidelines. We recorded $112.9 million of uninsured discount revenue deductions during the six months ended December 31, 2009, $74.2 million of which would have otherwise been included in net patient revenues and subjected to our allowance for doubtful accounts policy had we not implemented our uninsured discount policy at these hospitals.

Impact of Current Economic Environment

We continue to experience limited volume growth due to stagnant demand for inpatient healthcare services and increased competition for available patients. The current weakened economic environment has negatively impacted many industries. While many healthcare services are considered non-discretionary in nature, certain services including elective procedures and other non-emergent services may be deferred or canceled by patients when they are suffering personal financial hardship or have a negative outlook on the general economy. Increases in unemployment often result in a higher number of uninsured patients, and employer cost reduction programs may result in higher levels of co-pays and deductibles included in patients’ insurance coverages. Governmental payers and managed care payers may reduce reimbursement paid to hospitals and other healthcare providers to address budget shortfalls or enrollment declines. We are unable to determine the specific impact of the weakened economic environment to our results of operations or cash flows. However, we believe these economic conditions have negatively impacted our volumes and payer mix during the six months ended December 31, 2009 to some degree. We expect our volumes to improve more significantly over the long-term as a result of our quality of care and service expansion initiatives and other market-specific strategies, especially as more individuals in the markets we serve reach ages where hospital services become more prevalent. However, we have no way to estimate when the economy may improve or when we will realize the benefits of our long-term strategies.

Accounts Receivable Collection Risks Leading to Increased Bad Debts

Similar to other companies in the hospital industry, we face continued pressures in collecting outstanding accounts receivable primarily due to volatility in the uninsured and underinsured populations in the markets we serve. The following table provides a summary of our accounts receivable payer class mix as of each respective period presented.

December 31, 2008	0-90 Days	91-180 Days	Over 180 Days	Total

Medicare	15.4%	0.4%	0.3%	16.1%
Medicaid	7.4%	2.0%	1.6%	11.0%
Managed Medicare	9.4%	0.4%	0.4%	10.2%
Managed Medicaid	6.6%	0.6%	0.4%	7.6%
Managed Care	26.0%	2.5%	1.7%	30.2%
Self-Pay(1)	8.4%	8.0%	0.9%	17.3%
Self-Pay after primary(2)	1.6%	2.2%	1.1%	4.9%
Other	1.6%	0.7%	0.4%	2.7%

Total	76.4%	16.8%	6.8%	100.0%

June 30, 2009	0-90 Days	91-180 Days	Over 180 Days	Total

Medicare	15.6%	0.3%	0.3%	16.2%
Medicaid	6.7%	0.9%	1.0%	8.6%
Managed Medicare	10.0%	0.5%	0.3%	10.8%
Managed Medicaid	7.1%	0.5%	0.5%	8.1%
Managed Care	25.1%	2.3%	1.5%	28.9%
Self-Pay(1)	9.7%	8.1%	0.8%	18.6%
Self-Pay after primary(2)	2.1%	2.9%	0.9%	5.9%
Other	1.8%	0.6%	0.5%	2.9%

Total	78.1%	16.1%	5.8%	100.0%

December 31, 2009	0-90 Days	91-180 Days	Over 180 Days	Total

Medicare	17.5%	0.5%	0.4%	18.4%
Medicaid	5.0%	0.9%	1.0%	6.9%
Managed Medicare	12.1%	0.7%	0.4%	13.2%
Managed Medicaid	8.0%	0.5%	0.5%	9.0%
Managed Care	27.9%	1.9%	1.4%	31.2%
Self-Pay(1)	9.1%	3.1%	0.6%	12.8%
Self-Pay after primary(2)	1.9%	2.7%	0.7%	5.3%
Other	2.2%	0.6%	0.4%	3.2%

Total	83.7%	10.9%	5.4%	100.0%

(1)	Includes uninsured patient accounts only.

(2)	Includes patient co-insurance and deductible amounts after payment has been received from the primary payer.

Our combined allowances for doubtful accounts, uninsured discounts and charity care covered 96.5% and 88.6% of combined self-pay and self-pay after primary accounts receivable as of June 30, 2009 and December 31, 2009, respectively. The period over period decrease is due to the implementation of our uninsured discount policy at our Phoenix and San Antonio hospitals effective July 1, 2009.

The volume of self-pay accounts receivable remains sensitive to a combination of factors including price increases, acuity of services, higher levels of patient deductibles and co-insurance under managed care plans, economic factors and the increased difficulties of uninsured patients who do not qualify for charity care programs to pay for escalating healthcare costs. We have implemented policies and procedures designed to expedite upfront cash collections and promote repayment plans from our patients. However, we believe bad debts will remain a significant risk for us and the rest of the hospital industry in the near term.

Governmental and Managed Care Payer Reimbursement

Healthcare spending comprises a significant portion of total spending in the United States and has been growing at annual rates that exceed inflation, wage growth and gross national product. There is considerable pressure on governmental payers, managed Medicare/Medicaid payers and commercial managed care payers to control costs by either reducing or limiting increases in reimbursement to healthcare providers or limiting benefits to enrollees. The current weakened economic environment has magnified these pressures. Lower than expected tax collections due to higher unemployment and depressed consumer spending have resulted in budget shortfalls for most states, including those in which we operate. Additionally, the demand for Medicaid coverage has increased due to job losses that have left many individuals without health insurance. To balance their budgets, many states, either directly or through their managed Medicaid programs, may enact healthcare spending cuts or defer cash payments to healthcare providers. Further, the tightened credit markets have complicated the states’ efforts to issue additional bonds to raise cash. During the six months ended December 31, 2009, combined Medicaid and managed Medicaid programs accounted for approximately 17% of our net patient revenues. Managed care payers also face economic pressures during periods of economic weakness due to lower enrollment resulting from higher unemployment rates and the inability of individuals to afford private insurance coverage. These payers may respond to these challenges by reducing or limiting increases to healthcare provider reimbursement rates or reducing benefits to enrollees. During the six months ended December 31, 2009, we recognized approximately 35% of our net patient revenues from managed care payers. If we do not receive increased payer reimbursement rates from governmental or managed care payers that cover the increasing cost of providing healthcare services to our patients or if governmental payers defer payments to our hospitals, our financial position, results of operations and cash flows could be materially adversely impacted.

Increased Costs of Compliance in a Heavily Regulated Industry

We conduct business in a heavily regulated industry. Accordingly, we maintain a comprehensive, company-wide compliance program to address healthcare regulatory and other compliance requirements. This compliance program includes, among other things, initial and periodic ethics and compliance training, a toll-free reporting hotline for employees, annual fraud and abuse audits and annual coding audits. The organizational structure of our compliance program includes oversight by our board of directors and a high-level corporate management compliance committee. Our Senior Vice President of Compliance and Ethics reports jointly to our Chairman and Chief Executive Officer and to our board of directors, serves as our Chief Compliance Officer and is charged with direct responsibility for the day-to-day management of our compliance program. We also have regional compliance officers in our markets that are 100% dedicated to compliance duties. The financial resources necessary for program oversight, internal enforcement and periodic improvements to our program continue to grow, especially when we add new features to our program or engage external resources to assist with these highly complex matters.

Premium Revenues

We recognize premium revenues from our three health plans, PHP, AAHP and MHP. PHP’s membership increased to approximately 198,400 at December 31, 2009 compared to approximately 176,200 at June 30, 2009 and 160,500 at December 31, 2008. These increases were primarily due to weakened economic conditions in Arizona that has resulted in a greater number of individuals eligible for coverage under Arizona Health Care Cost Containment System (“AHCCCS”), and the fact that the current year period reflects a full six months under PHP’s new AHCCCS contract (see discussion below). Premium revenues from these three plans increased $227.8 million or 50.6% during the year ended June 30, 2009 and $117.7 million or 39.4% during the six months ended December 31, 2009 compared to the prior year periods.

In May 2008, PHP was awarded a new contract with AHCCCS effective for the three-year period beginning October 1, 2008 and ending September 30, 2011. AHCCCS has the option to renew the new contract, in whole or in part, for two additional one-year periods commencing on October 1, 2011 and on October 1, 2012. The new contract covers the three counties covered under the previous contract (Gila, Maricopa and Pinal) plus an additional six Arizona counties (Apache, Coconino, Mohave, Navajo, Pima and Yavapai). The new contract utilizes a national episodic/diagnostic risk adjustment factor for non-reconciled enrollee risk groups, which AHCCCS applied retroactively to October 1, 2008, that was not part of PHP’s previous AHCCCS contract. Our financial statements include an estimated reserve for the impact of this risk adjustment factor. In response to the State of Arizona’s budget crisis and continued concerns about economic indicators during its 2010 fiscal year, AHCCCS has made certain changes to its current contract with PHP that negatively impact PHP’s current and future revenues. AHCCCS could take further actions in the near term that could materially adversely impact our operating results and cash flows including reimbursement rate cuts, enrollment reductions, capitation payment deferrals, covered services reductions or limitations or other steps to reduce program expenditures including cancelling PHP’s contract.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing these financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses included in the financial statements. Management bases its estimates on historical experience and other available information, the results of which form the basis of the estimates and assumptions. We consider the following accounting policies to be critical because they involve highly subjective and complex assumptions and assessments, are subject to a great degree of fluctuation period over period and are the most critical to our operating performance.

Revenues and Revenue Deductions

We recognize patient service revenues during the period the healthcare services are provided based upon estimated amounts due from payers. We record contractual adjustments to our gross charges to reflect expected reimbursement negotiated with or prescribed by third-party payers. We estimate contractual adjustments and allowances based upon payment terms set forth in managed care health plan contracts and by federal and state regulations. For the majority of our patient service revenues, we apply contractual adjustments to patient accounts at the time of billing using specific payer contract terms entered into the accounts receivable systems, but in some cases we record an estimated allowance until payment is received. If our estimated contractual adjustments as a percentage of gross revenues were 1% higher for all insured accounts, our net revenues would have been reduced by approximately $79.0 million for the year ended June 30, 2009 and $40.0 million for the six months ended December 31, 2009. We derive most of our patient service revenues from healthcare services provided to patients with Medicare (including managed Medicare plans) or managed care insurance coverage.

Services provided to Medicare patients are generally reimbursed at prospectively determined rates per diagnosis (“PPS”), while services provided to managed care patients are generally reimbursed based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates. Medicaid reimbursements vary by state. Other than Medicare, no individual payer represents more than 10% of our patient service revenues.

Medicare regulations and many of our managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our healthcare facilities. To obtain reimbursement for certain services under the Medicare program, we must submit annual cost reports and record estimates of amounts owed to or receivable from Medicare. These cost reports include complex calculations and estimates related to direct and indirect medical education, disproportionate share payments, reimbursable Medicare bad debts and other items that are often subject to interpretation that could result in payments that differ from recorded estimates. We estimate amounts owed to or receivable from the Medicare program using the best information available and our interpretation of the applicable Medicare regulations. We include differences between original estimates and subsequent revisions to those estimates (including final cost report settlements) in our consolidated statements of operations in the period in which the revisions are made. Net adjustments for final third-party settlements increased patient service revenues and income from continuing operations before income taxes by $6.3 million, $7.9 million, $8.0 million, $3.9 million and $4.5 million during the years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009, respectively. Additionally, updated regulations and contract negotiations with payers occur frequently, which necessitates continual review of revenue estimation processes by management. Management believes that future adjustments to its current third-party settlement estimates will not materially impact our results of operations, cash flows or financial position.

Effective for service dates on or after April 1, 2009, as a result of a state mandate, we implemented a new uninsured discount policy for those patients receiving services in our Illinois hospitals who had no insurance coverage and who did not otherwise qualify for charity care under our guidelines. We implemented this same policy in our Phoenix and San Antonio hospitals effective July 1, 2009. Under this policy, we apply an uninsured discount (calculated as a standard percentage of gross charges) at the time of patient billing and include this discount as a reduction to patient service revenues. These discounts were approximately $11.7 million and $112.9 million for the year ended June 30, 2009 and the six months ended December 31, 2009, respectively.

We do not pursue collection of amounts due from uninsured patients that qualify for charity care under our guidelines (currently those uninsured patients whose incomes are equal to or less than 200% of the current federal poverty guidelines set forth by the Department of Health and Human Services). We deduct charity care accounts from revenues when we determine that the account meets our charity care guidelines. We also provide discounts from billed charges and alternative payment structures for uninsured patients who do not qualify for charity care but meet certain other minimum income guidelines, primarily those uninsured patients with incomes between 200% and 500% of the federal poverty guidelines. During the past three fiscal years, a significant percentage of our charity care deductions represented services provided to undocumented aliens under the Section 1011 border funding reimbursement program. Border funding qualification has ended in Texas and Illinois, and we expect that qualification will end sometime during our fiscal 2011 in Arizona when funds appropriated to Arizona have been exhausted.

The following table provides a breakdown of our charity care deductions during the years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009, respectively (in millions).

	Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009

Total charity care deductions	$86.1	$86.1	$91.8	$48.4	$43.2
Border funding charity care deductions, net of payments received	$19.4	$29.6	$30.3	$16.0	$17.2
Payments received for border funding accounts	$2.0	$3.8	$4.6	$2.2	$1.7

We record revenues related to the Illinois Provider Tax Assessment (“PTA”) program, a program that enables the state of Illinois to increase funding for its state Medicaid plan through federal matching funds, when the receipt of payment from the state entity is assured. For the Bexar County, Texas Upper Payment Limit (“UPL”) program, a program that allows private hospitals to enter into indigent care affiliation agreements with governmental entities, we recognize revenues that offset the expenses associated with the provision of charity care when the services are provided. We recognize federal match revenues under the Texas UPL program when payments are assured.

We earned premium revenues of $401.4 million, $450.2 million, $678.0 million, $298.9 million and $416.6 million during the years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009, respectively, from our health plans. Our health plans, PHP, AAHP and MHP, have agreements with AHCCCS, CMS and various health maintenance organizations (“HMOs”), respectively, to contract to provide medical services to subscribing participants. Under these agreements, our health plans receive monthly payments based on the number of HMO participants in MHP or the number and coverage type of enrollees in PHP and AAHP. Our health plans recognize the payments as revenues in the month in which members are entitled to healthcare services with the exception of AAHP Medicare Part D reinsurance premiums and low income subsidy cost sharing premiums that are recorded as a liability to fund future healthcare costs or else repaid to CMS.

Allowance for Doubtful Accounts and Provision for Doubtful Accounts

Our ability to collect the self-pay portions of our receivables is critical to our operating performance and cash flows. Our allowance for doubtful accounts was approximately 19.5% of accounts receivable, net of contractual allowances, as of December 31, 2009. The primary collection risk relates to uninsured patient accounts and patient accounts for which primary insurance has paid but patient deductibles or co-insurance portions remain outstanding.

We estimate our allowance for doubtful accounts using a standard policy that reserves all accounts aged greater than 365 days subsequent to discharge date plus percentages of uninsured accounts and self-pay after primary accounts less than 365 days old. We test our allowance for doubtful accounts policy quarterly using a hindsight calculation that utilizes write-off data for all payer classes during the previous twelve-month period to estimate the allowance for doubtful accounts at a point in time. We also supplement our analysis by comparing cash collections to net patient revenues and monitoring self-pay utilization. We adjust the standard percentages in our allowance for doubtful accounts reserve policy as necessary given changes in trends from these analyses. We most recently adjusted this reserve policy when we implemented our uninsured discount policy in Illinois, Phoenix and San Antonio. If our uninsured accounts receivable as of December 31, 2009 were 1% higher, our provision for doubtful accounts would have increased by $0.6 million. Significant changes in payer mix, business office operations, general economic conditions and healthcare coverage provided by federal or state governments or private insurers may have a significant impact on our estimates and significantly affect our liquidity, results of operations and cash flows.

Prior to the implementation of our new uninsured discount policy, we classified accounts pending Medicaid approval as Medicaid accounts in our accounts receivable aging report and recorded a contractual allowance for these accounts equal to the average Medicaid reimbursement rate for that specific state until qualification was confirmed at which time the account was netted in the aging. In the event an account did not successfully qualify for Medicaid coverage and did not meet our charity guidelines, the previously recorded Medicaid contractual adjustment remained a revenue deduction (similar to a self-pay discount), and the remaining net account balance was reclassified to uninsured status and subjected to our allowance for doubtful accounts policy. If accounts did not qualify for Medicaid coverage but did qualify as charity care, the contractual adjustments were reversed and the gross account balances was recorded as charity deductions.

Upon the implementation of our new uninsured discount policy, all uninsured accounts (including those pending Medicaid qualification) that do not qualify for charity care receive the standard uninsured discount. The balance of these accounts is subject to our allowance for doubtful accounts policy. For those accounts that subsequently qualify for Medicaid coverage, the uninsured discount is reversed and the account is reclassified to Medicaid accounts receivable with the appropriate contractual discount applied. Thus, the contractual allowance for Medicaid pending accounts is no longer necessary for those accounts subject to the uninsured discount policy. The following table provides the value of accounts pending Medicaid qualification, the balance successfully qualified for Medicaid coverage, the balance not qualified and transferred to uninsured status, the balance not qualified and transferred to charity and the percentage successfully qualified for Medicaid coverage during the respective fiscal years (dollars in millions).

	Fiscal Year June 30, 2008			Fiscal Year June 30, 2009
	Accounts Prior	Accounts Subject		Accounts Prior	Accounts Subject
	to Uninsured	to Uninsured		to Uninsured	to Uninsured
	Discount Policy	Discount Policy	Total	Discount Policy	Discount Policy	Total

Medicaid pending accounts receivable balance	$12.5	$—	$12.5	$12.5	$3.3	$15.8
Medicaid pending accounts successfully qualified	$22.5	$—	$22.5	$23.5	$—	$23.5
Medicaid pending accounts not qualified (uninsured)	$25.1	$—	$25.1	$29.4	$0.2	$29.6
Medicaid pending accounts not qualified (charity)	$7.2	$—	$7.2	$8.0	$—	$8.0
Medicaid pending qualification success percentage			41%			39%

Because we require patient verification of coverage at the time of admission, reclassifications of Medicare or managed care accounts to self-pay, other than patient coinsurance or deductible amounts, occur infrequently and are not material to our financial statements. Additionally, the impact of these classification changes is further limited by our ability to identify any necessary classification changes prior to patient discharge or soon thereafter. Due to information system limitations, we are unable to quantify patient deductible and co-insurance receivables that are included in the primary payer classification in the accounts receivable aging report at any given point in time. When classification changes occur, the account balance remains aged from the patient discharge date.

Insurance Reserves

As of June 30, 2008, we maintained a self-insured medical plan for a limited number of our employees. Claims were accrued under the self-insured plan as the incidents that gave rise to them occurred. Unpaid claims accruals were based on the estimated ultimate cost of settlement, including claim settlement expenses, in accordance with an average lag time and historical experience. Effective July 1, 2008, we began covering all of our employees under a self-insured medical plan, which subjected us to significantly higher risks and reserve levels.

Due to the nature of our operating environment, we are subject to professional and general liability and workers compensation claims and related lawsuits in the ordinary course of business. For professional and general liability claims incurred from June 1, 2002 to May 31, 2006 and subsequent to June 30, 2009, our wholly owned captive subsidiary insured our professional and general liability risks at a $10.0 million retention level. For professional and general liability claims incurred subsequent to May 31, 2006 through June 30,

2009, we self-insured the first $9.0 million per claim, and the captive subsidiary insured the next $1.0 million per claim. We maintain excess coverage from independent third-party insurers on a claims-made basis for individual claims exceeding $10.0 million up to $75.0 million, but limited to total annual payments of $65.0 million in the aggregate.

We insure our excess professional and general liability coverage under a retrospectively rated policy, and premiums under this policy are recorded at the minimum premium amount unless our claims experience leads us to believe that a higher premium applies. We self-insure our workers compensation claims up to $1.0 million per claim and purchase excess insurance coverage for claims exceeding $1.0 million.

The following tables summarize our employee health, professional and general liability and workers compensation reserve balances (including the current portions of such reserves) as of June 30, 2007, 2008 and 2009 and claims loss and claims payment information during the years ended June 30, 2007, 2008 and 2009.

	Employee	Professional and	Workers
	Health	General Liability	Compensation
	(In millions)

Reserve balance:
June 30, 2007	$1.2	$64.6	$18.5
June 30, 2008	$1.5	$74.3	$18.8
June 30, 2009	$13.4	$92.9	$18.2
Current year provision for claims losses:
Fiscal year 2007	$6.8	$24.7	$9.4
Fiscal year 2008	$7.3	$22.4	$7.6
Fiscal year 2009	$93.2	$22.2	$7.8
Adjustments to prior year claims losses:
Fiscal year 2007	$—	$(4.5)	$—
Fiscal year 2008	$—	$(0.6)	$(2.3)
Fiscal year 2009	$(0.6)	$13.4	$(3.8)
Claims paid related to current year:
Fiscal year 2007	$6.0	$0.2	$1.3
Fiscal year 2008	$5.8	$0.1	$1.0
Fiscal year 2009	$79.8	$0.3	$1.6
Claims paid related to prior years:
Fiscal year 2007	$1.2	$14.2	$4.9
Fiscal year 2008	$1.2	$12.0	$4.0
Fiscal year 2009	$0.9	$16.7	$3.0

We did not change our policies or procedures related to insurance reserves during the six months ended December 31, 2009. However, during the quarter ended September 30, 2009 we did recognize a $8.0 million adjustment to increase our professional and general liability expense estimate related to prior years and a $3.5 million adjustment to decrease our workers compensation expense estimate related to prior years. In developing our estimates of our reserves for employee health, professional and general liability and workers compensation claims, we utilize actuarial and certain case-specific information. Each reserve is comprised of estimated indemnity and expense payments related to: (1) reported events (“case reserves”) and (2) incurred but not reported (“IBNR”) events as of the end of the period. Management uses information from its human resource and risk managers and its best judgment to estimate case reserves. Actuarial IBNR estimates are dependent on multiple variables including our risk exposures, our self-insurance limits, geographic locations in which we operate, the severity of our historical losses compared to industry averages and the reporting pattern of our historical losses compared to industry averages, among others. Most of these variables require judgment, and changes in these variables could result in significant period over period fluctuations in our estimates. We discount our workers compensation reserve using actuarial estimates of projected cash payments in future periods

(approximately 5.0% for each of the past three fiscal years). We do not discount our professional and general liability reserve. We adjust these reserves from time to time as we receive updated information.

In April 2009, a jury awarded damages to the plaintiff in a professional liability case against one of our hospitals in the amount of approximately $14.9 million, which exceeded our captive subsidiary’s $10.0 million self-insured limit. Based upon this verdict, we increased our professional and general liability reserve by the excess of the verdict amount over our previously established case reserve estimate and recorded a receivable from our captive subsidiary’s third-party excess carrier for that portion exceeding $10.0 million. We then reduced this receivable by the additional premium due to the excess carrier under our retrospectively rated insurance policy for that particular policy year. These developments resulted in an increase to insurance expense of approximately $11.9 million during the year ended June 30, 2009. We appealed this verdict since most of the verdict represented non-economic damages like pain and suffering, but we cannot predict whether or not the verdict will be reduced at this time.

Our best estimate of professional and general liability and workers compensation IBNR utilizes statistical confidence levels that are below 75%. Using a higher statistical confidence level, while not permitted under U.S. generally accepted accounting principles, would increase the estimated reserve. The following table illustrates the sensitivity of the reserve estimates at 75% and 90% confidence levels.

	Professional and	Workers
	General Liability	Compensation
	(In millions)

June 30, 2008 reserve:
As reported	$74.3	$18.8
With 75% Confidence Level	$85.7	$21.5
With 90% Confidence Level	$97.2	$23.8
June 30, 2009 reserve:
As reported	$92.9	$18.2
With 75% Confidence Level	$104.9	$21.2
With 90% Confidence Level	$116.9	$23.8

Our best estimate of employee health claims IBNR relies primarily upon payment lag data. If our estimate of the number of unpaid days of employee health claims expense changed by 5 days, our employee health IBNR estimate would change by approximately $1.3 million.

Health Plan Claims Reserves

During the years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009, health plan claims expense was $297.0 million, $328.2 million, $525.6 million, $227.7 million and $331.8 million, respectively, primarily representing medical claims of PHP. Vanguard estimates PHP’s reserve for medical claims using historical claims experience (including cost per member and payment lag time) and other actuarial data including number of enrollees and certain enrollee demographic information. The following table provides the health plan reserve balances as of June 30, 2007, 2008 and 2009 and health plan claims and payment information during the years ended June 30, 2007, 2008 and 2009, respectively (in millions).

	Year Ended June 30,
	2007	2008	2009

Health plan reserves, beginning of year	$46.6	$61.4	$51.1
Current year provision for health plan claims	293.9	329.7	525.5
Current year adjustments to prior year health plan claims	3.1	(1.5)	0.1
Program settlement, capitation and other activity	(9.7)	(24.2)	19.3
Claims paid related to current year	(231.2)	(268.4)	(424.6)
Claims paid related to prior years	(41.3)	(45.9)	(53.8)

Health plan reserves, end of year	$61.4	$51.1	$117.6

There were no significant adjustments to prior period health claims expenses and no significant changes to our policies and procedures for recording health plan claims reserves during the six months ended December 31, 2009. The increases in reserves, claims losses and claims payments from 2008 to 2009 were primarily due to the significant increase in enrollees during fiscal year 2009 as a result of the new AHCCCS contract that went into effect on October 1, 2008. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from its estimates given changes in the healthcare cost structure or adverse experience. During the years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009, approximately $34.2 million, $31.2 million, $34.0 million, $17.3 million and $21.0 million, respectively, of accrued and paid claims for services provided to our health plan enrollees by our hospitals and our other healthcare facilities were eliminated in consolidation. Our operating results and cash flows could be materially affected by increased or decreased utilization of our healthcare facilities by enrollees in our health plans.

Income Taxes

We believe that our income tax provisions are accurate and supportable, but certain tax matters require interpretations of tax law that may be subject to future challenge and may not be upheld under tax audit. To reflect the possibility that all of our tax positions may not be sustained, we maintain tax reserves that are subject to adjustment as updated information becomes available or as circumstances change. We record the impact of tax reserve changes to our income tax provision in the period in which the additional information, including the progress of tax audits, is obtained.

We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The factors used in this determination include the following:

•	Cumulative losses in recent years;

•	Income/losses expected in future years;

•	Unsettled circumstances that, if favorably resolved, would adversely affect future operations;

•	Availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits;

•	Carryforward period associated with the deferred tax assets and liabilities; and

•	Prudent and feasible tax planning strategies.

In addition, financial forecasts used in determining the need for or amount of federal and state valuation allowances are subject to changes in underlying assumptions and fluctuations in market conditions that could significantly alter our recoverability analysis and thus have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The following table provides the detail comprising our net liability related to uncertainty in income taxes from July 1, 2007 (the date new accounting guidance became effective) through June 30, 2009 (in millions).

Reclassification from income taxes payable	$0.3
Increase to non-current deferred tax assets	2.7
Cumulative impact of change recorded to retained earnings	(2.6)

Opening balance at July 1, 2007	$0.4
Additions for tax provisions of prior years	0.2

Balance at June 30, 2008	$0.6
Additions for tax positions of prior years	2.9
Reductions for tax positions of prior years	(0.3)

Balance at June 30, 2009	$3.2

Accounting guidance allows for the classification election of interest on an underpayment of income taxes, when the tax law requires interest to be paid, and penalties, when a tax position does not meet the minimum statutory threshold to avoid payment of penalties, in income taxes, interest expense or another appropriate expense classification based on the accounting policy election of the entity. We elected to continue our historical practice of classifying interest and penalties as a component of income tax expense. All $3.2 million of the unrecognized tax benefits, if recognized, would impact the effective tax rate.

Long-Lived Assets and Goodwill

Long-lived assets, including property, plant and equipment and amortizable intangible assets, comprise a significant portion of our total assets. We evaluate the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. When management believes impairment indicators may exist, projections of the undiscounted future cash flows associated with the use of and eventual disposition of long-lived assets held for use are prepared. If the projections indicate that the carrying values of the long-lived assets are not recoverable, we reduce the carrying values to fair value. In May 2009, we recorded a $6.2 million ($3.8 million net of taxes) impairment charge to write-down the value of a building that we currently lease to other healthcare service providers to fair value. For long-lived assets held for sale, we compare the carrying values to an estimate of fair value less selling costs to determine potential impairment. We test for impairment of long-lived assets at the lowest level for which cash flows are measurable. These impairment tests are heavily influenced by assumptions and estimates that are subject to change as additional information becomes available. Given the relatively few number of hospitals we own and the significant amounts of long-lived assets attributable to those hospitals, an impairment of the long-lived assets for even a single hospital could materially adversely impact our operating results or financial position.

Goodwill also represents a significant portion of our total assets. We review goodwill for impairment annually during our fourth fiscal quarter or more frequently if certain impairment indicators arise. We review goodwill at the reporting level unit, which is one level below an operating segment. We compare the carrying value of the net assets of each reporting unit to the net present value of estimated discounted future cash flows of the reporting unit. If the carrying value exceeds the net present value of estimated discounted future cash flows, an impairment indicator exists and an estimate of the impairment loss is calculated. The fair value calculation includes multiple assumptions and estimates, including the projected cash flows and discount rates applied. Changes in these assumptions and estimates could result in goodwill impairment that could materially adversely impact our financial position or results of operations. In December 2006, we recorded a goodwill impairment charge in the amount of $123.8 million ($110.5 million, net of tax benefit) related to our Chicago hospitals.

Our two Chicago hospitals have experienced deteriorating economic factors that have negatively impacted their results of operations and cash flows. While various initiatives mitigated the impact of these economic factors in previous quarters, the operating results of the Chicago hospitals have not improved to the level anticipated. After having the opportunity to evaluate the operating results of the Chicago hospitals for the first six months of fiscal year 2010 and to reassess the market trends and economic factors, we concluded that it was unlikely that previously projected cash flows for these hospitals would be achieved. We performed an interim goodwill impairment test and, based upon revised projected cash flows, market participant data and appraisal information, we determined that the $43.1 million remaining goodwill related to this reporting unit was impaired. We recorded the $43.1 million ($31.8 million, net of taxes) non-cash impairment loss in our condensed consolidated statement of operations for the quarter ended December 31, 2009.

Selected Operating Statistics

The following table sets forth certain operating statistics for the periods indicated below.

				Six Months
				Ended
	Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009

Number of hospitals at end of period	15	15	15	15	15
Number of licensed beds at end of period	4,143	4,181	4,135	4,135	4,135
Discharges(a)	166,873	169,668	167,880	83,885	83,920
Adjusted discharges-hospitals(b)	264,698	270,076	274,767	136,044	139,126
Adjusted discharges(c)	278,820	284,680	289,997	143,261	147,213
Net revenue per adjusted discharge-hospitals(d)	$7,766	$8,110	$8,623	$8,449	$8,384
Net revenue per adjusted discharge(e)	$7,690	$8,059	$8,517	$8,284	$8,314
Patient days(f)	721,832	734,838	709,952	354,058	348,199
Average length of stay (days)(g)	4.3	4.3	4.2	4.2	4.2
Inpatient surgeries(h)	37,227	37,538	37,970	18,862	18,888
Outpatient surgeries(i)	76,606	73,339	76,378	37,926	38,460
Emergency room visits(j)	572,946	588,246	605,729	289,853	310,727
Occupancy rate(k)	48.2%	48.0%	47.0%	46.5%	45.8%
Member lives(l)	145,600	149,600	218,700	204,600	239,800
Health plan claims expense percentage(m)	74.0%	72.9%	77.5%	76.2%	79.6%

(a)	Discharges represent the total number of patients discharged (in the facility for a period in excess of 23 hours) from our hospitals and is used by management and certain investors as a general measure of inpatient volumes.

(b)	Adjusted discharges-hospitals is used by management and certain investors as a general measure of combined hospital inpatient and hospital outpatient volumes. Adjusted discharges-hospitals is computed by multiplying discharges by the sum of gross hospital inpatient revenues and gross hospital outpatient revenues and then dividing the result by gross hospital inpatient revenues.

(c)	Adjusted discharges is used by management and certain investors as a general measure of consolidated inpatient and outpatient volumes. Adjusted discharges is computed by multiplying discharges by the sum of gross inpatient revenues and gross outpatient revenues and then dividing the result by gross inpatient revenues.

(d)	Net revenue per adjusted discharge-hospitals is calculated by dividing net hospital patient revenues by adjusted discharge-hospitals and measures the average net payment expected to be received for a patient’s stay in the hospital.

(e)	Net revenue per adjusted discharge is calculated by dividing net patient revenues by adjusted discharges and measures the average net payment expected to be received for an episode of service provided to a patient.

(f)	Patient days represent the number of days (calculated as overnight stays) our beds were occupied by patients during the periods.

(Footnotes continued on following page)

(g)	Average length of stay represents the average number of days an admitted patient stays in our hospitals.

(h)	Inpatient surgeries represent the number of surgeries performed in our hospitals where overnight stays are necessary.

(i)	Outpatient surgeries represent the number of surgeries performed at hospitals or ambulatory surgery centers on an outpatient basis (patient overnight stay not necessary).

(j)	Emergency room visits represent the number of patient visits to a hospital emergency room where treatment is received, regardless of whether an overnight stay is subsequently required.

(k)	Occupancy rate represents the percentage of hospital licensed beds occupied by patients. Occupancy rate provides a measure of the utilization of inpatient beds.

(l)	Member lives represent the total number of enrollees in PHP, AAHP and MHP as of the end of the respective period.

(m)	Health plan claims expense percentage is calculated by dividing health plan claims expense by premium revenues.

Results of Operations

The following tables present a summary of our operating results for the respective periods shown.

							Six Months
							Ended
	Year Ended June 30,						December 31,
	2007		2008		2009		2008		2009
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in millions)

Patient service revenues	$2,179.3	84.4%	$2,340.5	83.9%	$2,521.7	78.8%	$1,212.7	80.2%	$1,250.4	75.0%
Premium revenues	401.4	15.6	450.2	16.1	678.0	21.2	298.9	19.8	416.6	25.0

Total revenues	2,580.7	100.0	2,790.7	100.0	3,199.7	100.0	1,511.6	100.0	1,667.0	100.0
Salaries and benefits (includes stock compensation of $1.2, $2.5, $4.4, $2.2 and $2.9, respectively)	1,067.9	41.4	1,152.7	41.3	1,240.1	38.7	595.3	39.4	638.9	38.3
Health plan claims expense	297.0	11.5	328.2	11.8	525.6	16.4	227.7	15.1	331.8	19.9
Supplies	421.8	16.4	434.5	15.5	456.3	14.3	224.6	14.8	225.8	13.5
Provision for doubtful accounts	175.2	6.8	205.6	7.4	210.8	6.6	102.9	6.8	72.2	4.3
Other operating expenses	375.0	14.5	405.8	14.5	468.9	14.6	221.6	14.7	248.7	14.9
Depreciation and amortization	118.6	4.6	131.0	4.7	130.6	4.1	64.4	4.3	68.3	4.1
Interest, net	123.8	4.8	122.1	4.4	111.6	3.5	57.3	3.8	54.7	3.3
Impairment loss	123.8	4.8	—	0.0	6.2	0.2	—	0.0	43.1	2.6
Other expenses	0.2	0.0	6.5	0.2	2.7	0.1	0.8	0.0	2.6	0.2

Income (loss) from continuing operations before income taxes	(122.6)	(4.8)	4.3	0.2	46.9	1.5	17.0	1.1	(19.1)	(1.1)
Income tax benefit (expense)	11.6	0.5	(1.7)	(0.1)	(16.0)	(0.5)	(5.3)	(0.4)	1.7	0.1

Income (loss) from continuing operations	(111.0)	(4.3)	2.6	0.1	30.9	1.0	11.7	0.7	(17.4)	(1.0)
Income (loss) from discontinued operations, net of taxes	(19.1)	(0.7)	(0.3)	0.0	0.9	0.0	0.9	0.1	(0.1)	0.0

Net income (loss)	(130.1)	(5.0)	2.3	0.1	31.8	1.0	12.6	0.8	(17.5)	(1.0)
Less: Net income attributable to non-controlling interests	(2.6)	(0.1)	(3.0)	(0.1)	(3.2)	(0.1)	(1.6)	(0.1)	(1.7)	(0.1)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(132.7)	(5.1)%	$(0.7)	0.0%	$28.6	0.9%	$11.0	0.7%	$(19.2)	(1.1)%

Six months ended December 31, 2009 compared to six months ended December 31, 2008

Revenues.  Total revenues increased $155.4 million or 10.3% during the six months ended December 31, 2009 compared to the prior year period primarily due to a significant increase in health plan premium revenues as a result of increased PHP enrollment. Average enrollment at PHP was 190,747 during the six months ended December 31, 2009, an increase of 42.7% compared to the prior year period. The new AHCCCS contract that went into effect on October 1, 2008 included six new counties that PHP had not previously served. The new contract was in effect for the entire six-month period ended December 31, 2009 but only in effect for half of the six-month period ended December 31, 2008.

Patient service revenues increased $37.7 million or 3.1% during the six months ended December 31, 2009 compared to the prior year period. Adjusted discharges increased 2.8%, total surgeries increased 1.0% and emergency room visits increased 7.2% during the current year period compared to the prior year period, respectively. Net revenue per adjusted discharge increased 0.4% during the current year period compared to the prior year period. This small increase compared to those increases from previous periods resulted from the implementation of our uninsured discount policies in our Illinois hospitals effective April 1, 2009 and in our Phoenix and San Antonio hospitals effective July 1, 2009. During the current year period, we recognized $112.9 million of uninsured discount revenue deductions, $74.2 million of which would have otherwise been included in revenues and subjected to our allowance for doubtful accounts policy had the uninsured discount policy not been implemented at these hospitals. We continue to face volume and pricing pressures as a result of continuing economic weakness in the communities our hospitals serve, state efforts to reduce Medicaid program expenditures and intense competition for limited physician and nursing resources, among other factors. We expect the average population growth in the markets we serve to remain generally high in the long-term. As these populations increase and grow older, we believe that our clinical quality initiatives will improve our competitive position in those markets. However, these growth opportunities may not overcome the current industry and market challenges in the short-term.

We continue to implement multiple initiatives to transform our company’s operations to prepare for the future changes we expect to occur in the healthcare industry. This transformation process is built upon providing ideal experiences for our patients and their families through clinical excellence, aligning nursing and physician interests to provide coordination of care and improving healthcare delivery efficiencies to provide quality outcomes without overutilization of resources. The success of these initiatives will determine our ability to increase revenues from our existing operations and to increase revenues through acquisitions of other hospitals.

Costs and Expenses.  Total costs and expenses from continuing operations, exclusive of income taxes, were $1,686.1 million or 101.1% of total revenues during the current year period, compared to 98.9% during the prior year period. This ratio was adversely impacted by the $43.1 million ($31.8 million, net of taxes) goodwill impairment loss related to our Chicago hospitals reporting unit during the current year period. Salaries and benefits, supplies, health plan claims and provision for doubtful accounts represent the most significant of our normal costs and expenses and those typically subject to the greatest level of fluctuation period over period.

•	Salaries and benefits. Salaries and benefits as a percentage of total revenues decreased to 38.3% during the current year period from 39.4% during the prior year period. This ratio was positively impacted by the significant increase in premium revenues, which utilize a much lower percentage of salaries and benefits than acute care services, during the current year period compared to the prior year period. For the acute care services operating segment, salaries and benefits as a percentage of patient service revenues was 48.9% during the current year period compared to 47.2% during the prior year period. This increase was primarily due to the impact to patient service revenues of our uninsured discount policy previously discussed. We continue to employ more physicians to support the communities our hospitals serve and have made significant investments in clinical quality initiatives that will require additional human resources in the short-term. As of December 31, 2009, we had approximately 19,600 full-time and part-time employees compared to approximately 19,000 as of December 31, 2008. We have been successful in limiting contract labor utilization as a result of our investments in clinical quality and nurse leadership initiatives.

•	Supplies. Supplies as a percentage of patient service revenues decreased to 18.1% during the current year period compared to 18.5% during the prior year period primarily due to our continued focus on supply chain efficiencies including reduction in physician commodity variation and improved pharmacy formulary management. Our ability to reduce this ratio in future periods may be limited because our growth strategies include expansion of higher acuity services and due to inflationary pressures on medical supplies and pharmaceuticals.

•	Health plan claims. Health plan claims expense as a percentage of premium revenues increased to 79.6% during the current year period compared to 76.2% during the prior year period. The new PHP contract with AHCCCS that went into effect on October 1, 2008 resulted in a significant change in the mix of our enrollees with a significant increase in enrollees in geographic areas not previously served by PHP. As a result of the bid process for these new areas, the rates paid to providers in those six new counties and capitated payment rates received from AHCCCS for those counties were not necessarily the same as those applicable to the three counties served by PHP under its previous contract. As enrollment increases, this ratio becomes especially sensitive to the mix of enrollees, including covered groups based upon age and gender and county of residence. The implementation by AHCCCS of the national episodic risk adjustment factor payment methodology for certain enrollees and the dilution of the third party administrator revenues at MHP also adversely impacted this ratio during the current year period. Revenues and expenses between the health plans and our hospitals and related outpatient service providers of approximately $21.0 million, or 6.0% of gross health plan claims expense, were eliminated in consolidation during the current year period.

•	Provision for doubtful accounts. The provision for doubtful accounts as a percentage of patient service revenues decreased to 5.8% during the current year period from 8.5% during the prior year period. Substantially all of this decrease related to the uninsured discount policy and Medicaid pending policy changes previously discussed. The net impact of these policy changes resulted in the recognition of a significant amount of uninsured revenue deductions that would have otherwise been reflected in the provision for doubtful accounts absent these changes. On a combined basis, the provision for doubtful accounts, charity care deductions and uninsured discounts as a percentage of acute care services segment revenues (prior to these revenue deductions) was 11.8% and 16.0% for the prior year and current year periods, respectively. The uninsured discount and Medicaid pending policy changes resulted in an approximate 330 basis point increase in this ratio during the current year period.

Other operating expenses.  Other operating expenses as a percentage of total revenues increased to 14.9% during the current year period compared to 14.7% during the prior year period. Other operating expenses as a percentage of patient service revenues increased to 19.9% during the current year period compared to 18.3% during the prior year period. This increase was primarily due to the impact to patient service revenues of our uninsured discount and Medicaid pending policy changes previously discussed and an $8.0 million increase to insurance expense during the current year period due to adverse professional and general liability claims development related to prior fiscal years.

Income taxes.  Our effective tax rate decreased to approximately 8.9% during the current year period compared to 31.2% during the prior year period. The effective rate was much lower during the current year period due to the fact that a considerable portion of the goodwill impairment loss related to our Chicago hospitals reporting unit, as previously discussed, was non-deductible for tax purposes.

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders.  Net income attributable to Vanguard Health Systems, Inc. stockholders was $11.0 million during the prior year period compared to net loss attributable to Vanguard Health Systems, Inc. stockholders of $19.2 million during the current year period. This change resulted primarily from the goodwill impairment loss recognized during the current year period.

Year Ended June 30, 2009 Compared to the Year Ended June 30, 2008

Revenues.  Patient service revenues increased 7.7% year over year primarily as a result of a 5.7% increase in patient revenues per adjusted discharge and a 1.9% increase in adjusted discharges. Total outpatient volumes increased year over year, including a 3.0% and 4.1% increase in emergency room visits and outpatient surgeries, respectively. Our volumes by payer remained relatively consistent during both years. However, our combined Medicaid and managed Medicaid net revenues as a percentage of total net revenues increased to 16.7% during the current year compared to 15.1% during the prior year, primarily as a result of the increase in Texas UPL and Illinois PTA revenues previously discussed. The acuity level of our patients also increased year over year. However, during the current year, we continued to generate most of our admissions from emergency room visits and experienced lower elective admissions. Patients often elect to defer elective procedures when general economic conditions are weak. We also face continued intense competition from other hospitals to recruit and retain the best physicians to practice in our facilities.

Premium revenues increased $227.8 million or 50.6% during 2009 as a result of higher enrollment at PHP compared to the prior year. PHP’s new contract with AHCCCS began on October 1, 2008, and average enrollment increased from 101,435 during the prior year to 150,468 during 2009. PHP was awarded six new counties under the new contract in addition to the three counties served under the prior AHCCCS contract.

Costs and Expenses.  Total costs and expenses from continuing operations, exclusive of income taxes, were $3,152.8 million or 98.5% of total revenues during 2009, compared to 99.8% during the prior year. Salaries and benefits, supplies, health plan claims and provision for doubtful accounts represent the most significant of our normal costs and expenses and those typically subject to the greatest level of fluctuation period over period.

•	Salaries and benefits. Salaries and benefits as a percentage of total revenues decreased to 38.7% during 2009 from 41.3% during the prior year. This ratio was positively impacted by the significant increase in premium revenues, which utilize a much lower rate of salaries and benefits than acute care services, during 2009 compared to the prior year and by the increase in Texas UPL and Illinois PTA revenues during 2009 compared to the prior year. Salaries and benefits as a percentage of acute care segment revenues were 47.2% during 2009 compared to 47.8% during the prior year, which improvement was primarily attributable to the Texas UPL and Illinois PTA revenues growth during 2009.

These ratios were adversely impacted during 2009 by our investments in physician services and quality initiatives. We added significant corporate resources during 2009 to manage and oversee the physician growth. Implementation of our quality initiatives also resulted in additional labor costs associated with training staff to utilize new clinical quality systems and additional hospital and corporate resources to monitor and manage quality indicators. As of June 30, 2009, we had approximately 19,200 full-time and part-time employees compared to 18,500 as of June 30, 2008. Our contract labor expense as a percentage of patient service revenues decreased to 2.6% for 2009 compared to 3.5% for the prior year. We were successful in our nurse recruiting and retention initiatives during 2009, much of which we attribute to our commitment to delivering quality patient care.

•	Supplies. Supplies as a percentage of total revenues decreased to 14.3% during 2009 compared to 15.5% during the prior year. Supplies as a percentage of patient service revenues decreased to 18.1% during 2009 compared to 18.6% during the prior year. The increase in Texas UPL and Illinois PTA revenues during 2009 accounted for approximately half of this improvement. Although the acuity of our services provided increased during 2009 compared to the prior year, we were successful in limiting the ratio of supplies to patient service revenues by further implementing certain supply chain initiatives such as increased use of our group purchasing contract and pharmacy formulary management.

•	Health plan claims. Health plan claims expense as a percentage of premium revenues increased to 77.5% during 2009 compared to 72.9% during the prior year. The new PHP contract resulted in a significant change in the mix of our AHCCCS enrollees with a significant increase in enrollees in geographic areas not previously served by PHP. As a result of the bid process for these new areas, the rates paid to providers in those six new counties and capitated payment rates received from AHCCCS for those counties were not necessarily the same as those applicable to the three counties previously served by PHP. Also, the additional PHP revenues diluted the impact of the third-party administrator revenues at MHP that have no corresponding health plan claims expense. During fiscal 2009, we accrued for the estimated amount payable to AHCCCS for the risk adjustment factor payment methodology that was retroactively applied to October 1, 2008, which also caused the health plan claims expense as a percentage of premium revenues to increase during the current year.

Health plan claims expense represents the amounts paid by the health plans for healthcare services provided to their members, including an estimate of incurred but not yet reported claims that is determined based upon lag data and other actuarial assumptions. Revenues and expenses between the health plans and our hospitals and related outpatient service providers of approximately $34.0 million, or 6.1% of gross health plan claims expense, were eliminated in consolidation during the current year.

•	Provision for doubtful accounts. The provision for doubtful accounts as a percentage of patient service revenues decreased to 8.4% during 2009 from 8.8% during the prior year. On a combined basis, the provision for doubtful accounts, uninsured discounts and charity care deductions as a percentage of patient service revenues was 12.0% for both 2009 and prior year periods. During 2009, our self-pay revenues as a percentage of net patient revenues decreased to 8.2% compared to 8.6% during the prior year. We also experienced improved upfront cash collections and success in qualifying patients for coverage under Medicaid or similar programs. We utilized hindsight testing analysis, cash collections data and other metrics to conclude that our policies adequately provided for uncompensated care during the year ended June 30, 2009. Our combined allowances for doubtful accounts, uninsured discounts and charity care as of June 30, 2009 represented 96.5% of total self-pay accounts receivable compared to 96.3% as of June 30, 2008.

Other operating expenses.  Other operating expenses include, among others, purchased services, insurance, non-income taxes, rents and leases, repairs and maintenance and utilities. Other operating expenses as a percentage of total revenues increased to 14.6% during 2009 compared to 14.5% during the prior year. Other operating expenses as a percentage of patient service revenues increased to 18.6% during 2009 compared to 17.3% during the prior year. In April 2009, a jury awarded damages to the plaintiff in a professional liability case against one of our hospitals in the amount of approximately $14.9 million, which exceeded our captive insurance subsidiary’s $10.0 million self-insured limit. Based upon this verdict, we recognized additional insurance expense of $11.9 million during 2009 representing the amount necessary to reach our captive’s self-insured limit plus additional premiums due to the third-party excess coverage carrier under our retrospectively rated insurance policy with that carrier. Also, non-income taxes increased by $23.9 million during 2009 primarily as a result of $13.4 million of Illinois PTA program cash receipts that were subsequently paid to the state in the form of a provider tax and higher premiums taxes related to the significant enrollment growth at PHP.

Other.  Depreciation and amortization was flat year over year. Net interest decreased by $10.5 million during 2009 primarily due to lower interest rates on the variable portion of our term debt. We incurred an impairment loss of $6.2 million ($3.8 million, net of taxes) during 2009 resulting from the write-down of a non-hospital building to fair value.

Income taxes.  Our effective tax rate was approximately 34.1% during 2009. Income taxes during 2008 were not significant.

Net income attributable to Vanguard Health Systems, Inc. stockholders.  Net income attributable to Vanguard Health Systems, Inc. stockholders increased by $29.3 million during 2009 compared to the prior year primarily due to improved operating results both from our acute care services and health plan segments.

Year Ended June 30, 2008 Compared to the Year Ended June 30, 2007

Revenues.  Patient service revenues increased 7.4% year over year primarily as a result of a 4.8% increase in patient revenues per adjusted discharge and a 2.1% increase in adjusted discharges. Total outpatient volumes increased year over year, including a 2.7% increase in emergency room visits, although outpatient surgeries decreased year over year. We experienced positive year over year payer mix shifts highlighted by an increase in combined Medicare and managed Medicare volumes compared to a decrease in combined Medicaid and managed Medicaid volumes. The acuity level of our patients also increased year over year. However, we continued to generate most of our inpatient stays from emergency room visits and struggled to improve our elective admissions.

Premium revenues increased 12.2% during fiscal 2008 primarily as a result of a 5.7% increase in year over year annual membership at PHP and a capitation rate increase that went into effect for PHP as of October 1, 2007. PHP’s membership increased as a result of a greater number of AHCCCS-eligible residents as a result of weakened general economic conditions and a greater allocation of the AHCCCS enrollees to PHP.

Costs and Expenses.  Total costs and expenses, exclusive of income taxes and discontinued operations, were $2,786.4 million or 99.8% of total revenues during fiscal 2008 compared to 104.8% during fiscal 2007. Fiscal 2007 costs and expenses were negatively impacted by the $123.8 million impairment loss related to our Chicago hospitals. Salaries and benefits, supplies, medical claims and provision for doubtful accounts represent our most significant individual costs and expenses or those subject to the greatest level of fluctuation period over period.

•	Salaries and benefits. Salaries and benefits as a percentage of total revenues were relatively flat period over period. Excluding the growth in our health plan operations, salaries and benefits would have increased to 42.0% during fiscal 2008 compared to 41.4% during the prior year. The national nursing shortage, which was particularly prevalent in Phoenix, hindered our ability to fully manage salaries and benefits costs. Even with the nursing shortage in Phoenix, we made progress in stabilizing our nurse workforce in Phoenix to reduce contract labor utilization. We incurred a significant increase in period over period salaries and benefits costs in our Massachusetts hospitals primarily resulting from requirements set forth in our collective bargaining agreement ratified with the nurses union at St. Vincent Hospital.

•	Supplies. Supplies as a percentage of total revenues decreased from 16.4% during fiscal 2007 to 15.5% during fiscal 2008. Supplies as a percentage of patient service revenues decreased to 18.6% during fiscal 2008 compared to 19.4% during fiscal 2007. Fiscal 2008 was the first full year that certain of our supply chain corporate initiatives were fully implemented. These initiatives included formulary refinements, standardization of commodities and supplies reprocessing and improved compliance with our group purchasing contract. Effective May 2008, we renewed our group purchasing contract with HealthTrust Purchasing Group for an additional five years.

•	Health plan claims expense. Health plan claims expense as a percentage of premium revenues decreased from 74.0% during fiscal 2007 to 72.9% during fiscal 2008. Capitation revenues for our health plans increased at a greater rate year over year than did the utilization of medical services by our health plans’ enrollees. Health plan claims expense represents the amounts paid by health plans for healthcare services provided to their members, including an estimate of incurred but not reported claims that is determined based upon lag data and other actuarial assumptions. Revenues and expenses between the health plans and our hospitals and related outpatient service providers of approximately $31.2 million, or 8.7% of gross health plan claims expense, were eliminated in consolidation during fiscal 2008 compared to $34.2 million or 10.3% of gross health plan claims expense during fiscal 2007.

•	Provision for doubtful accounts. During fiscal 2008, the provision for doubtful accounts as a percentage of patient service revenues increased to 8.8% from 8.0% during fiscal 2007. During fiscal 2008, our self-pay discharges as a percentage of total discharges decreased to 3.5% from 3.7% during fiscal 2007. However, price increases at our hospitals and increased levels of patient co-insurance and deductibles under managed care plans increased our exposure to uncollectible revenues. We adjusted our allowance for doubtful accounts policy during fiscal 2008, which resulted in a higher provision for doubtful accounts as a percentage of patient service revenues during fiscal 2008 compared to fiscal 2007. Our provision for doubtful accounts as a percentage of patient service revenues is reduced by our policy of deducting charity accounts from revenues at the time in which those accounts meet our charity care guidelines. On a combined basis, the provision for doubtful accounts and charity care deductions as a percentage of patient service revenues increased to 12.5% during fiscal 2008 compared to 12.0% during fiscal 2007.

Other operating expenses.  Other operating expenses include, among others, purchased services, insurance, non-income taxes, rents and leases, repairs and maintenance and utilities. Other operating expenses as a percentage of total revenues were flat year over year. We incurred higher physician recruiting costs, higher repairs and maintenance costs related to the implementation of our clinical information systems in our hospitals and higher utilities costs during 2008 compared to 2007.

Other.  Depreciation and amortization as a percentage of total revenues increased to 4.7% during fiscal 2008 compared to 4.6% during fiscal 2007 as a result of our capital improvement and expansion initiatives. Portions of our clinical quality systems were placed into service during fiscal 2008, and fiscal 2008 was the first full year in which all of our previous significant expansion projects in Phoenix and San Antonio had been fully in service. The decrease in net interest as a percentage of total revenues to 4.4% during fiscal 2008 compared to 4.8% during fiscal 2007 resulted primarily from the increase in total revenues during fiscal 2008 compared to fiscal 2007 without additional debt borrowings.

Income taxes.  Income taxes were not significant during fiscal 2008. The effective tax rate for fiscal 2007 was 9.5% due to the majority of the impairment loss being nondeductible for tax purposes.

Discontinued operations.  Our loss from discontinued operations was not significant during the fiscal year ended June 30, 2008 due to the winding down of operations at PMH compared to fiscal 2007 when PMH operated as an acute care hospital for the majority of the fiscal year.

Net loss attributable to Vanguard Health Systems, Inc. stockholders.  The $132.0 million year over year decrease in net loss attributable to Vanguard Health Systems, Inc. stockholders resulted primarily from the improved operating results during fiscal 2008 and the after tax impact of the impairment loss recorded during fiscal 2007.

Liquidity and Capital Resources

Operating Activities

At December 31, 2009, we had working capital of $280.9 million, including cash and cash equivalents of $358.0 million. Working capital at June 30, 2009 was $251.6 million. Cash provided by operating activities decreased $4.6 million during the six months ended December 31, 2009 compared to the prior year period. Net accounts receivable days was 46 days at December 31, 2009, compared to 45 days at June 30, 2009 and 50 days at December 31, 2008.

Investing Activities

Cash used in investing activities increased from $54.6 million during the six months ended December 31, 2008 to $88.8 million during the six months ended December 31, 2009, primarily as a result of a $20.0 million increase in restricted cash related to a professional and general liability escrow fund requirement and a $13.7 million increase in capital expenditures during the current year period compared to the prior year period.

We anticipate spending a total of $180.0 million to $200.0 million in capital expenditures during fiscal 2010, including the $68.4 million already spent through December 31, 2009. This estimated range includes $71.0 million of replacement, regulatory or maintenance capital and $129.0 million of combined information technology upgrades and other discretionary initiatives. We could choose to defer or cancel most of the information technology and discretionary capital projects included in our fiscal year 2010 capital expenditures estimate should we need to conserve cash, avoid debt covenant violations or for other reasons. Any decision to defer or cancel such capital projects, while providing some short-term benefits, could have negative long-term implications to our operating results and cash flows. We believe our current capital expenditure program is sufficient to service, expand and improve our existing facilities to meet our quality objectives and growth strategies.

Financing Activities

Cash flows used in financing activities increased $4.4 million during the six months ended December 31, 2009 compared to the prior year period primarily due to interest payments made under our re-designated interest rate swap agreement being classified as financing activities. As of December 31, 2009, we had outstanding $1,553.6 million in aggregate indebtedness. The “Refinancing” section below provides additional information related to our liquidity.

The Refinancing

In late January 2010, we completed a comprehensive refinancing plan (the “Refinancing”). As a result of the Refinancing, our liquidity requirements remain significant due to debt service requirements. Under the Refinancing, we entered into an $815.0 million senior secured term loan (the “2010 term loan facility”) and a $260.0 million revolving credit facility (the “2010 revolving facility” and together with the 2010 term loan facility, the “2010 credit facilities”). The 2010 term loan facility matures in January 2016 and bears interest at a per annum rate equal to, at our option, LIBOR (subject to a floor of 1.50%) plus 3.50% or a base rate plus 2.50%. Upon the occurrence of certain events, we may request an incremental term loan facility to be added to the 2010 term loan facility to issue additional term loans in such amount as we determine, subject to the receipt of commitments by existing lenders or other financial institutions for such amount of term loans and the satisfaction of certain other conditions. The 2010 revolving facility matures in January 2015, and we may seek to increase the borrowing availability under the 2010 revolving facility to an amount larger than $260.0 million, subject to the receipt of commitments by existing lenders or other financial institutions for such increased revolving facility and the satisfaction of other conditions. Borrowings under the 2010 revolving facility bear interest at a per annum rate equal to, at our option, LIBOR plus 3.50% or a base rate plus 2.50%, both of which are subject to a 0.25% decrease dependent upon our consolidated leverage ratio. We may utilize the 2010 revolving facility to issue up to $100.0 million of letters of credit ($30.2 million of which were outstanding as of the date of the Refinancing).

Under the Refinancing, we also issued $950.0 million aggregate amount at maturity ($936.3 million cash proceeds) of 8.0% senior unsecured notes due February 2018 in a private placement offering (the “8.0% Notes”). The 8.0% Notes are redeemable, in whole or in part, at any time on or after February 1, 2014 at specified redemption prices.

The proceeds from the 2010 credit facilities, the issuance of the 8.0% Notes and available cash were used to repay the $764.2 million principal and interest outstanding related to our 2005 term loan facility; to fund $597.0 million and $232.5 million of cash tender offers and consent solicitations and accrued interest for those holders of the 9.0% Notes and 11.25% Notes, respectively, who accepted the tender offers; to pay fees expenses related to the Refinancing; to pay $2.6 million to terminate our interest rate swap agreement related to our 2005 term loan facility representing the swap liability at the Refinancing date; to purchase 446 shares held by certain former employees; and to fund a $300.0 million distribution to repurchase a portion of the shares owned by the remaining stockholders. Subsequent to the $300.0 million share repurchase, we completed a 1.4778 for one split that effectively returned the share ownership for each stockholder that participated in the distribution to the same level as that in effect immediately prior to the distribution. Approximately $20.6 million and $4.1 million of the 9.0% Notes and 11.25% Notes remained outstanding as of the expiration of the initial tender offer and consent solicitation period and through the portion of the extended tender offer period as of the date of this filing for the holders of the 9.0% Notes and the 11.25% Notes. We redeemed for cash these remaining balances on March 5, 2010 at a redemption price equal to 104.500% and 105.675% of the principal amount thereof plus accrued and unpaid interest for the 9.0% Notes and the 11.25% Notes, respectively. We estimate that the net impact of the Refinancing, including the interest rate swap agreement termination, will result in an approximate $223.4 million decrease in our cash and cash equivalents balance.

Debt Covenants

Our 2010 credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including the 8.0% Notes), pay dividends and distributions or repurchase our capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, create a healthcare joint venture, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness, including the 8.0% Notes, change the business conducted by our subsidiaries, enter into certain hedging agreements and make capital expenditures above specified levels. In addition, the 2010 credit facilities include the following additional financial covenants: a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio. The following table sets forth the leverage and interest coverage covenant requirements for the next 5 test periods.

Consolidated Interest
	Consolidated Leverage Ratio	Coverage Ratio

June 30, 2010	6.25x	2.00x
September 30, 2010	6.25x	2.00x
December 31, 2010	6.25x	2.00x
March 31, 2011	6.25x	2.00x
June 30, 2011	5.95x	2.10x

Factors outside our control may make it difficult for us to comply with these covenants during future periods. These factors include a prolonged economic recession, a higher number of uninsured or underinsured patients and decreased governmental or managed care payer reimbursement, among others, any or all of which could negatively impact our results of operations and cash flows and cause us to violate one or more of these covenants. Violation of one or more of the covenants under our 2010 credit facilities could result in an immediate call of the outstanding principal amount of our 2010 term loan facility or the necessity of lender waivers with more onerous terms including adverse pricing or repayment provisions or more restrictive covenants. A default under our 2010 credit facilities would also result in a default under the Indenture governing our 8.0% Notes.

Credit Ratings

The table below summarizes our credit ratings as of the date of this filing.

	Standard & Poor’s	Moody’s

Corporate credit rating	B	B2
8.0% Notes	CCC+	B3
2010 credit facilities	B+	Ba2

Our credit ratings are subject to periodic reviews by the ratings agencies. If our results of operations deteriorate either as a result of the weakness in the current U.S. economy or other factors, any or all of our corporate ratings may be downgraded. A credit rating downgrade could further impede our ability to refinance all or a portion of our outstanding debt.

Capital Resources

We expect that cash on hand, cash generated from our operations and cash expected to be available to us under our 2010 credit facilities will be sufficient to meet our working capital needs, debt service requirements and planned capital expenditure programs during the next twelve months and into the foreseeable future. However, we cannot assure you that our operations will generate sufficient cash or that additional future borrowings under our senior credit facilities will be available to enable us to meet these requirements, especially given the current volatility in the credit markets and general economic weakness.

We had $358.0 million of cash and cash equivalents as of December 31, 2009 ($134.6 million as estimated on a pro forma basis to give effect to the Refinancing). We rely on available cash, cash flows generated by operations and available borrowing capacity under our 2010 revolving facility to fund our operations and capital expenditures. We invest our cash in accounts in high-quality financial institutions. We continually explore various options to increase the return on our invested cash while preserving our principal cash balances. However, the significant majority of our cash and cash equivalents are not federally-insured and could be at risk in the event of a collapse of those financial institutions.

At December 31, 2009, we held $21.6 million in total available for sale investments in auction rate securities (“ARS”) backed by student loans, which are included in long-term investments in auction rate securities on our condensed consolidated balance sheet due to inactivity in the primary ARS market during the past year. The par value of the ARS was $26.3 million as of December 31, 2009.

We also intend to continue to pursue acquisitions or partnering arrangements, either in existing markets or new markets, which fit our growth strategies. To finance such transactions, we might draw upon cash on hand, amounts available under our revolving credit facility or seek additional funding sources. We continually assess our capital needs and may seek additional financing, including debt or equity, as considered necessary to fund potential acquisitions, fund capital projects or for other corporate purposes. However, we may be unable to raise additional equity proceeds from Blackstone or other investors should we need to obtain cash for any of these purposes. Our future operating performance, ability to service our debt and ability to draw upon other sources of capital will be subject to future economic conditions and other business factors, many of which are beyond our control.

Obligations and Commitments

The following table reflects a summary of obligations and commitments outstanding, including both the principal and interest portions of long-term debt, with payment dates as of December 31, 2009.

	Payments Due by Period
	Within	During	During	After
	1 year	Years 2-3	Years 4-5	5 years	Total
	(In millions)

Contractual Cash Obligations:
Long-term debt(1)	$106.4	$921.3	$727.1	$240.3	$1,995.1
Operating leases(2)	30.3	47.0	30.7	37.5	145.5
Purchase obligations(2)	41.7	—	—	—	41.7
Health plan claims payable(3)	136.0	—	—	—	136.0
Estimated self-insurance liabilities(4)	48.2	43.1	25.3	14.6	131.2

Subtotal	$362.6	$1,011.4	$783.1	$292.4	$2,449.5

Other Commitments:
Construction and capital improvements(5)	$20.4	$1.1	$—	$—	$21.5
Guarantees of surety bonds(6)	50.0	—	—	—	50.0
Letters of credit(7)	30.2	—	—	—	30.2
Physician commitments(8)	3.5	—	—	—	3.5
Estimated net liability for uncertain tax positions(9)	3.4	—	—	—	3.4

Subtotal	$107.5	$1.1	$—	$—	$108.6

Total obligations and commitments	$470.1	$1,012.5	$783.1	$292.4	$2,558.1

(1)	Includes both principal and interest payments. The interest portion of our debt outstanding at December 31, 2009 assumes an average interest rate of 8.0%. The long-term debt obligations, including principal and interest, adjusted to reflect the impact of the Refinancing, would have been the following as of December 31, 2009: $111.1 million due within one year; $296.3 million due within two to three years; $293.6 million due within four to five years and $2,052.0 million due after five years. The interest portion of these estimates are calculated using the fixed rate applicable to the 8.0% Notes and using 8.0% as the estimated average variable rate over the life of the 2010 term loan facility.

(2)	These obligations are not reflected in our condensed consolidated balance sheets.

(3)	Represents estimated payments to be made in future periods for healthcare costs incurred by enrollees in PHP, AAHP and MHP and is separately stated on our condensed consolidated balance sheets.

(4)	Includes the current and long-term portions of our professional and general liability, workers’ compensation and employee health reserves.

(5)	Represents our estimate of amounts we are committed to fund in future periods through executed agreements to complete projects included as construction in progress on our condensed consolidated balance sheets.

(6)	Represents performance bonds we have purchased related to health claims liabilities of PHP.

(7)	Amounts relate primarily to instances in which we have letters of credit outstanding with the third party administrator of our self-insured workers’ compensation program.

(8)	Includes physician guarantee liabilities recognized in our condensed consolidated balance sheets under the guidance of accounting for guarantees and liabilities for other fixed expenses under physician relocation agreements not yet paid.

(9)	Represents expected future tax liabilities determined under the guidance of accounting for income taxes.

Guarantees and Off Balance Sheet Arrangements

We are currently a party to a certain rent shortfall agreement with a certain unconsolidated entity. We also enter into physician income guarantees and service agreement guarantees and other guarantee arrangements, including parent-subsidiary guarantees, in the ordinary course of business. We have not engaged in any transaction or arrangement with an unconsolidated entity that is reasonably likely to materially affect liquidity.

Effects of Inflation and Changing Prices

Various federal, state and local laws have been enacted that, in certain cases, limit our ability to increase prices. Revenues for acute hospital services rendered to Medicare patients are established under the federal government’s prospective payment system. We believe that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. As of December 31, 2009, we had in place $1,012.6 million of senior credit facilities bearing interest at variable rates (prior to consideration of the interest rate swap agreement) at specified margins above either the agent bank’s alternate base rate or its LIBOR rate.

After the Refinancing, our 2010 credit facilities consist of $815.0 million in term loans maturing in January 2016 and a $260.0 million revolving credit facility maturing in January 2015 (of which $30.2 million of capacity was utilized by outstanding letters of credit as of Refinancing date). Although changes in the alternate base rate or the LIBOR rate would affect the cost of funds borrowed in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates would not be material to our results of operations or cash flows. An estimated 0.25% change in the variable interest rate under our 2010 term loan facility would result in a change in net interest of approximately $2.0 million.

Our $260.0 million revolving credit facility bears interest at the alternate base rate plus a margin ranging from 2.25%-2.50% per annum or the LIBOR rate plus a margin ranging from 3.25%-3.50% per annum, in each case dependent upon our consolidated leverage ratio. Our $815.0 million in outstanding term loans bear interest at the alternate base rate plus a margin of 2.50% per annum or the LIBOR rate (subject to a 1.50% floor) plus a margin of 3.50% per annum. We may request an incremental term loan facility to be added our 2010 term loan facility in such amount as we determine, subject to receipt of commitments by existing lenders or other financing institutions and the satisfaction of certain other conditions. We may also seek to increase the borrowing availability under the 2010 revolving facility to an amount above $260.0 million, subject to the receipt of commitments by existing lenders or other financial institutions and the satisfaction of other conditions.

As of December 31, 2009, we were subject to an amended interest rate swap agreement under which we made or received net interest payments based upon the difference between the 30-day LIBOR rate and the swap fixed interest rate of 2.5775%. We determined that the hedge ineffectiveness of this amended interest rate swap agreement was not significant as of December 31, 2009. The fair value of the amended interest rate swap as of December 31, 2009 was a liability for us of approximately $2.6 million ($1.6 million, net of taxes). At the time of the Refinancing, we terminated the amended interest rate swap agreement and repaid the $2.6 million liability outstanding. We use derivatives such as interest rate swaps from time to time to manage our market risk associated with variable rate debt or similar derivatives for fixed rate debt. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage features.

At December 31, 2009, we held $21.6 million in total available for sale investments in auction rate securities (“ARS”) backed by student loans, which are included in long-term investments in auction rate securities on our condensed consolidated balance sheets. The par value of the ARS was $26.3 million as of

December 31, 2009. We recorded a realized loss on the ARS of $0.6 million and temporary impairments totaling $4.1 million ($2.5 million, net of taxes) related to all $26.3 million par value ARS during our fiscal year ended June 30, 2009. The temporary impairments related to the ARS are included in accumulated other comprehensive loss on our condensed consolidated balance sheet as of December 31, 2009.

Our ARS were rated “AAA” by one or more major credit rating agencies at December 31, 2009 based on their most recent ratings update. The ratings take into account insurance policies guaranteeing both the principal and accrued interest of the investments. The U.S. government guarantees approximately 96%-98% of the principal and accrued interest on each investment in student loans under the Federal Family Education Loan Program or similar programs.

We will continue to monitor market conditions for this type of ARS to ensure that our classification and fair value estimate remain appropriate. Should market conditions in future periods warrant a reclassification or other than temporary impairment of our ARS, we do not believe our financial position, results of operations, cash flows or compliance with debt covenants would be materially impacted. We believe that we currently have adequate working capital to fund operations during the near future based on access to cash and cash equivalents, expected operating cash flows and availability under our revolving credit facility. We do not expect that our holding of the ARS until market conditions improve will significantly adversely impact our operating cash flows.

BUSINESS

Company Overview

We own and operate acute care hospitals, complementary outpatient facilities and related health plans principally located in urban and suburban markets. We currently operate 15 acute care hospitals which, as of December 31, 2009, had a total of 4,135 beds in the following four locations:

•	San Antonio, Texas;

•	metropolitan Phoenix, Arizona;

•	metropolitan Chicago, Illinois; and

•	Worcester and metropolitan Boston, Massachusetts.

Historically, we have concentrated our operations in markets with high population growth and median income in excess of the national average. Our objective is to help communities achieve health for life by delivering an ideal patient-centered experience in a highly reliable environment of care. We must continue to strengthen our financial operations to fund further investment in these communities. During the year ended June 30, 2009 and the six months ended December 31, 2009, we generated total revenues of $3,199.7 million and $1,667.0 million, respectively. During these periods, 78.8% and 75.0%, respectively, of our total revenues were derived from acute care hospitals and complementary outpatient facilities.

Our general acute care hospitals offer a variety of medical and surgical services including emergency services, general surgery, internal medicine, cardiology, obstetrics, orthopedics and neurology. In addition, certain of our facilities provide on-campus and off-campus services including outpatient surgery, physical therapy, radiation therapy, diagnostic imaging and laboratory services. We also own three strategically important managed care health plans: a Medicaid managed health plan, Phoenix Health Plan (“PHP”), that served approximately 198,400 members as of December 31, 2009 in Arizona; Abrazo Advantage Health Plan (“AAHP”), a managed Medicare and dual-eligible health plan that served approximately 2,700 members as of December 31, 2009 in Arizona; and MacNeal Health Providers (“MHP”) a preferred provider network that served approximately 38,700 member lives in metropolitan Chicago as of December 31, 2009 under capitated contracts covering only outpatient and physician services.

Our Competitive Strengths

Concentrated local market positions in attractive markets

We believe that our markets are attractive because of their favorable demographics, competitive landscape, payer mix and opportunities for expansion. Ten of our 15 hospitals are located in markets with long-term population growth rates in excess of the national average and all of our acute care hospitals are located in markets in which the median household income is above the national average. For both the fiscal year ended June 30, 2009 and the six months ended December 31, 2009, we derived approximately 67% of our total revenues from the San Antonio and metropolitan Phoenix markets, which have high long-term growth projections. Our facilities in these markets primarily serve Bexar County, Texas, which encompasses most of the metropolitan San Antonio area and Maricopa County, Arizona, which encompasses most of the metropolitan Phoenix area. Our strong market positions provide us with opportunities to offer integrated services to patients, receive more favorable reimbursement terms from a broader range of third-party payers and realize regional operating efficiencies. The U.S. Census Bureau projects that the number of individuals aged 65 and older will increase by an average of 3.0% each year during the years 2010 to 2020 so that those individuals aged 65 and older would represent approximately 18.6% of the total U.S. population by 2020. Our presence in high growth markets combined with the general aging of the United States population and expected longer life expectancies should result in higher demand for healthcare services and provide growth opportunities for us well into the future.

Targeted capital investments resulting in well capitalized assets

We have invested $972.4 million of capital expenditures in our facilities from the beginning of fiscal 2005 through December 31, 2009 to enhance the quality and range of services provided at our facilities. We have expanded the footprint of several facilities and invested strategic capital in medical equipment and technology. We believe as a result of our significant capital investments in our acute care hospitals, we are well positioned to attract leading physicians and other highly skilled healthcare professionals in our communities. This enables us to continue providing a broad range of high quality healthcare services in the communities we serve.

Our ability to achieve organic growth and strong cash flows

Most of our growth during the past five years has been achieved by improving revenues and managing costs in existing markets. We have also generated strong cash flows during the past five years in the face of multiple industry challenges. We generated cash provided by operating activities of $125.6 million, $176.3 million, $313.1 million and $149.6 million during our fiscal years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2009, respectively. We believe our well-positioned assets, broad range of services and quality patient care will enable us to continue generating strong operating performance and cash flows.

Strong management team with significant equity investment

Our senior management has an average of more than 20 years of experience in the healthcare industry at various organizations, including OrNda Healthcorp, HCA Inc. and HealthTrust, Inc. Many of our senior managers have been with Vanguard since its founding in 1997, and 11 of our 20 members of senior management have worked together managing healthcare companies for up to 30 years, either continuously or from time to time. Collectively, management’s equity ownership (inclusive of family trusts) represented approximately 13.0% of our invested capital as of the Refinancing date.

Proven ability to complete and integrate acquisitions

Including our first acquisition in 1998, we have selectively acquired 18 hospitals, 12 of which were formerly not-for-profit hospitals. We have subsequently sold three of these hospitals and ceased acute care operations in another. We believe our success in completing acquisitions is due in large part to our disciplined approach to making acquisitions. Prior to completing an acquisition, we carefully review the operations of the target facility and develop a strategic plan to improve performance. We have routinely rejected acquisition candidates that did not meet our financial and operational criteria.

We believe our historical performance demonstrates our ability to identify underperforming facilities and improve the operations of acquired facilities. When we acquire a hospital, we generally implement a number of measures to lower costs, and we often make significant investments in the facility to expand existing services and introduce new services, strengthen the medical staff and improve our overall market position. We expect to continue to grow revenues and profitability in the markets in which we operate by improving quality of care, increasing the depth and breadth of services provided and through the implementation of additional operational enhancements.

Our Business Strategies

Our mission is to help communities achieve health for life. We expect to change the way healthcare is delivered in our communities through our corporate and regional business strategies. We have established a corporate values framework that includes safety, excellence, respect, integrity, innovation and accountability to support both our mission and the corporate and regional business strategies that will define our future success. Some of the more key elements of our business strategy are outlined below.

Delivery of an ideal patient-centered experience

We expect all of our facilities to provide the best available experience for our patients. To achieve this goal, we must create a highly reliable environment of care that yields superior safety and quality outcomes. We have implemented and will continue to implement various programs to improve the quality of care we provide including our patient safety initiative. We are working with an external consulting group to implement a company-wide patient safety model that will combine information technology advancement such as bedside medication barcoding with nursing process improvements to create a high reliability organization. Our commitment to quality of care starts at the top of our organization and spreads to all levels. Not only must our care be reliable, but our care must also be efficient and compassionate.

Providing efficient and compassionate care requires collaboration and open communication lines between the patients, physicians, nurses and payers. We have implemented best practices to provide our patients quick access to key services they need to improve their health. We have rapid response teams and hourly nurse rounding in place at all of our hospitals to ensure that any patient health issues are communicated and addressed in a timely manner. We have invested and will continue to invest significant capital to strengthen information technology within our facilities that enable physicians, nurses and other clinicians to coordinate patient care from the time the patients arrive at our facilities to the time they leave.

We have implemented a comprehensive patient satisfaction monitoring program to measure our success in providing an ideal patient-centered experience. The patient satisfaction results are shared with all of our leadership teams and are a component of incentive compensation plans for those leaders.

Expansion to other markets

Developing a foundation built on patient-centered healthcare and clinical quality and efficiency in our existing markets should give us a competitive advantage in expanding our services to other markets through acquisition or partnering opportunities.

Nurse leadership initiatives

Our most valuable resource in improving the health of our patients is our nurse workforce. We are in the early stages of implementing a nursing professional practice model that will transform our delivery of patient care. This externally-validated model incorporates leadership, clinical practice, professional development and interdisciplinary collaboration to foster nursing practice that is evidence-based, innovative and patient-focused. The model will identify the most important goals to achieve clinical excellence and will incorporate best practices and process input from all levels within the nursing organization. The goals established as part of the model will be formally measured against nationally recognized sources for core measure benchmarking and will establish nursing peer reviews and detailed action plans to improve upon any areas where goals are not met.

The success of this model depends upon our ability to gain the trust and loyalty of our nurse leadership teams and line staff. We will continue to invest in nurse recruiting and retention programs that provide our nurses clinical advancement opportunities, preceptor and training programs, work-life balance flexibility and competitive compensation necessary to engage our nurses in this professional practice model. We are currently considering initiatives such as talent evaluations, coaching programs, premier preceptor programs and hospital nurse advisory councils to incorporate into our professional practice model. We believe that an engaged nurse workforce that shares our values and commitment to exemplary nursing care will improve the care experience for our patients, inspire the confidence of physicians practicing in our hospitals and reduce our financial costs of replacing nursing professionals or utilizing costly temporary nursing resources. We will utilize comprehensive nurse satisfaction surveys to measure whether the model is being embraced by the nursing staff and whether the initiatives included in the model result in a more engaged workforce.

Physician collaboration and alignment

In order to help our communities achieve health for life, we must work collaboratively with physicians to provide clinically superior healthcare services. The first step in this process is to ensure that physician resources are available to provide the necessary services to our patients. During fiscal 2009, we recruited approximately 150 physicians to the communities we serve through both employment and non-employment initiatives. During fiscal 2010, we expect to recruit approximately 200 additional physicians primarily through employment arrangements. Most of these recruiting initiatives relate to primary care or hospitalist physicians, but certain specialists will also be targeted such as: cardiovascular, neurology, obstetrics/gynecology, orthopedics and urology. We will continue to provide significant corporate and regional resources to assist in the relocation and management of these new physician practices.

Delivering an ideal patient-centered experience requires that we align the goals of the physicians who practice in our hospitals to the goals previously discussed in our nursing professional practice model while respecting physician care decisions and methods of practice. We have implemented multiple initiatives including physician leadership councils, physician training programs and information technology upgrades to ease the flow of on-site and off-site communication between physicians, nurses and patients in order to effectively align the interest of all patient caregivers. These initiatives are just some of those included in our clinical integration roadmap.

Two significant initiatives that are currently underway to achieve physician alignment are our employed hospitalist strategy and our medical officer leadership strategy. We have currently implemented our new hospitalist model in most of our Arizona hospitals and are beginning implementation in a second market. We intend to commit significant resources during fiscal 2010 to grow our employed hospitalist program. We believe that hospitalists provide an effective means through which care can be coordinated between specialist physicians and our nursing staff. The existence of a strong, reputable group of hospitalists provides confidence to admitting physicians that their patients will receive high-quality, coordinated care on a 24-hour, 7-day basis while in our hospitals. The hospitalist model should improve patient satisfaction due to the increase in the number of specialized physician encounters the patients experience. To facilitate care standards for our physicians, we have established chief medical officers at each of our corporate, regional and hospital levels. These officers work with our physician leadership councils to drive our quality of core initiatives. We will continue to utilize physician satisfaction surveys and physician leadership council discussions to measure our physician integration success.

Expansion of services and care efficiencies

We continue to identify services that are in demand in the communities we serve that we do not provide or else only provide on a limited basis. Some of our more significant planned service additions during fiscal year 2010 include the following: women’s and children’s services in Phoenix; radiology and urology services in Chicago; cardiology services in Massachusetts and orthopedics and women’s services in San Antonio. We also plan to launch standardization projects for our emergency and operating room departments across all our hospitals during fiscal 2010 that will result in process improvements, better patient throughput and more satisfied patients.

One area where we plan to use technology to improve care efficiencies is in our intensive care units. Due to shortages in the availability of intensivists, we are working to implement electronic intensive care units (“EICUs”) at certain of our hospitals. EICUs will provide constant monitoring of intensive care patients even when an intensivist is not available at the bedside and will enhance communications to both the hospitalist and the specialty physicians of patient conditions. We expect this initiative to improve lengths of stay by shortening the transition time between intensive care beds and general beds and to improve mortality rates.

Strengthening our financial operations to fund continuing community investment

In order to continue to invest in the capital, information and human resources necessary to improve health in our communities, we must continue to generate strong financial returns. We believe that payment mechanisms for hospital providers will continue to transition during the upcoming years, and hospitals will need to transform their delivery of care to be successful. We expect to combine a population health strategy with a complex clinical program strategy based on fee for episode as reimbursement transitions away from fee for service. Additionally, quality of care measures have become an increasingly important factor in governmental and managed care reimbursement. We monitor core measures and other quality of care indicators on a monthly basis and continuously implement process improvements to improve clinical quality.

Many payers, including Medicare and several large managed care organizations, currently require providers to report certain quality measures in order to receive the full amount of payment increases that were awarded automatically in the past. For federal fiscal year 2010, Medicare expanded the number of quality measures to 47 from 43 during federal fiscal year 2009. These measures include risk-adjusted outcomes measures such as 30-day mortality measures for patients who suffered a heart attack, heart failure or pneumonia; additional measures related to patients who underwent surgical procedures such as hospital-acquired infections data; and several patient satisfaction indicators. Many large managed care organizations have developed quality measurement criteria that are similar to or even more stringent than the Medicare requirements. We believe that pay for performance reimbursement will continue to evolve, and that quality measure scores themselves will determine reimbursement. This is evidenced by CMS’s new reforms effective October 1, 2008 that took the first steps toward preventing Medicare from making additional payments to hospitals for treating patients that acquired one of ten identified hospital-acquired conditions during a hospital stay.

In addition to meeting the reporting or adherence requirements related to core measure scores, we must also continue to successfully negotiate favorable payment rates with our most significant managed care payers. Our service expansion initiatives and organic market growth gives us an expanded presence in the markets we serve and provides opportunities for us to negotiate better rates with these managed care organizations. During fiscal 2009, our San Antonio hospitals also were awarded participation in the CMS ACE demonstration project for cardiology and orthopedic services. We believe that this reimbursement program will be beneficial to us if we are able to efficiently manage the care of those patients.

Industry

The U.S. healthcare industry is large and growing. According to CMS, total annual U.S. healthcare expenditures grew 4.4% in 2008 to $2.3 trillion, representing 16.2% of the U.S. gross domestic product. The 4.4% growth rate for 2008 was down from a rate of 6.0% in 2007. CMS also projects total U.S. healthcare spending to grow by an average annual growth rate of 6.2% from 2008 through 2018. By these estimates, U.S. healthcare expenditures will account for approximately $4.4 trillion, or 20.3% of the total U.S. gross domestic product by 2018.

Hospital care expenditures represent the largest segment of the healthcare industry. According to CMS, in 2008 hospital care expenditures grew by 4.5%, the slowest rate of increase since 1998. In 2008, hospital care expenditures totaled $718.4 billion, accounting for 31% of total healthcare expenditures. CMS estimates that hospital care expenditures will increase to approximately $1.4 trillion by 2018. We believe that there are several trends driving the growth in the healthcare industry that will benefit well-positioned hospital companies.

Acute care hospitals in the United States are either public (government owned and operated), not-for-profit private (religious or secular), or investor owned. According to the American Hospital Association, in 2008 there were approximately 5,010 acute care hospitals in the United States that were not-for-profit owned (58%), investor owned (20%), or state or local government owned (22%). These facilities generally offer a broad range of healthcare services, including internal medicine, general surgery, cardiology, oncology, orthopedics, OB/GYN and emergency services. In addition, hospitals often offer other ancillary services including psychiatric, diagnostic, rehabilitation, home health and outpatient surgery services.

Favorable Industry Trends

Demographic Trends

According to the U.S. Census Bureau, there were approximately 37.6 million Americans aged 65 or older in the United States in 2007, comprising approximately 12.5% of the total U.S. population. By the year 2018 the number of these elderly persons is expected to climb to 49.9 million, or 15.0% of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years and older is also expected to increase, from 5.7 million in 2010 to 6.6 million by the year 2020. This increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services. Hospitals, as the largest category of care in the healthcare market, will be among the main beneficiaries of this increase in demand.

Acute Care Hospital Consolidation

During the late 1980s and early 1990s, there was significant industry consolidation involving large, investor-owned hospital companies seeking to achieve economies of scale and we believe this trend will continue. However, the industry is still dominated by not-for-profit hospitals. According to the American Hospital Association, the number of hospitals has declined from approximately 5,400 hospitals in the United States in 1990 to approximately 5,010 hospitals in 2008, of which approximately 80% are owned by not-for-profit and government entities, and we believe this trend will continue. While consolidation in the hospital industry is expected to continue, we believe this consolidation will now primarily involve not-for-profit hospital systems, particularly those that are facing significant operating challenges. Among the challenges facing many not-for-profit hospitals are:

•	limited access to the capital necessary to expand and upgrade their hospital facilities and range of services;

•	poor financial performance resulting, in part, from the challenges associated with changes in reimbursement;

•	the need and ability to recruit primary care physicians and specialists; and

•	the need to achieve general economies of scale to reduce operating and purchasing costs.

As a result of these challenges, we believe many not-for-profit hospitals will increasingly look to be acquired by, or enter into strategic alliances with, investor-owned hospital companies that can provide them with access to capital, operational expertise and larger hospital networks.

Healthcare expenditures are a large and growing component of the U.S. economy, representing $2.3 trillion in 2008, or 16.2% of GDP, and are expected to grow at 6.2% per year to $4.4 trillion, or 20.3% of GDP, in 2018. Payments to providers of acute hospital services represented 31% of the $2.3 trillion total in 2008.

According to the U.S. Census Bureau, there were approximately 37.6 million Americans aged 65 or older in the United States in 2007, comprising approximately 12.5% of the total U.S. population. By the year 2018 the number of these elderly persons is expected to climb to 49.9 million, or 15.0% of the total population. We believe that an increasing number of individuals age 65 and older will drive demand for our specialized medical services.

Hospitals receive payment for patient services from:

•	the federal government, primarily under the Medicare program;

•	state Medicaid programs;

•	health maintenance organizations, preferred provider organizations, managed Medicare providers, managed Medicaid providers and other private insurers; and

•	individual patients.

Many of these payers have implemented reimbursement models influenced by hospital quality indicators and reporting. We have developed an infrastructure centered on quality initiatives that we believe will enable our facilities to meet or exceed the quality guidelines established by these payers.

The Markets We Serve

Our hospitals are located in regions with some of the fastest growing populations in the United States.

San Antonio, Texas

In the San Antonio market, as of December 31, 2009, we owned and operated five hospitals with a total of 1,741 licensed beds and related outpatient service locations complementary to the hospitals. We acquired these hospitals in January 2003 from the non-profit Baptist Health Services (formerly known as Baptist Health System) and continue to operate the hospitals as the Baptist Health System. The acquisition followed our strategy of acquiring a significant market share in a growing market, San Antonio, Texas. Our facilities primarily serve the residents of Bexar County, which encompasses most of the metropolitan San Antonio area.

During the year ended June 30, 2009 and the six months ended December 31, 2009, we generated approximately 29.6% and 25.8% of our total revenues, respectively, in this market. We have invested approximately $492.0 million of capital in this market since we purchased these hospitals.

Metropolitan Phoenix, Arizona

In the Phoenix market, as of December 31, 2009, we owned and operated five hospitals with a total of 988 licensed beds and related outpatient service locations complementary to the hospitals, a prepaid Medicaid managed health plan, PHP, and a managed Medicare and dual-eligible health plan, AAHP. Phoenix is the fifth largest city in the U.S. and has been one of the fastest growing major metropolitan areas during the past ten years. Our facilities primarily serve the residents of Maricopa County, which encompasses most of the metropolitan Phoenix area.

During the year ended June 30, 2009 and the six months ended December 31, 2009, exclusive of PHP and AAHP, we generated approximately 17.9% and 18.3% of our total revenues, respectively, in this market. Three of our hospitals in this market were formerly not-for-profit hospitals. We believe that payers will choose to contract with us in order to give their enrollees a comprehensive choice of providers in the western and northern Phoenix areas. Recently, we have negotiated improvements in our payer rates at our Phoenix hospitals generally, and Arizona’s state Medicaid program remains a comprehensive provider of healthcare coverage to low income individuals and families. We believe our network strategy will position us to continue to negotiate favorable rate increases with managed care payers and to build upon our network’s comprehensive range of integrated services. In addition, our ownership of PHP and AAHP will allow us to enroll eligible patients, who would not otherwise be able to pay for healthcare services, into our health plan or into other state-approved plans.

Metropolitan Chicago, Illinois

In the Chicago metropolitan area, as of December 31, 2009, we owned and operated two hospitals with 766 licensed beds, and related outpatient service locations complementary to the hospitals. Weiss Hospital is operated by us in a consolidated joint venture corporation in which we own 80.1% and the University of Chicago Hospitals owns 19.9% of the equity interests. During the year ended June 30, 2009 and the six months ended December 31, 2009, we generated approximately 14.6% and 14.1%, respectively, of our total revenues in this market.

We chose MacNeal Hospital and Weiss Hospital, both former not-for-profit facilities, as our first two entries into the largely not-for-profit metropolitan Chicago area. Both MacNeal and Weiss Hospitals are large, well-equipped, university-affiliated hospitals with strong reputations and medical staffs. We believe we have captured a large share of the patients in MacNeal Hospital’s immediate surrounding service area, which encompasses the cities of Berwyn and Cicero, Illinois. MacNeal offers tertiary services such as open heart surgery that patients would otherwise have to travel outside the local community to receive. We have also established fully-integrated healthcare systems at MacNeal and Weiss Hospitals by operating free-standing primary care and occupational medicine centers and a large commercial reference laboratory. As of December 31, 2009, these health systems employed 73 physicians including 54 primary care physicians. Our network of 21 primary care and occupational medicine centers allows us to draw patients to MacNeal and Weiss from around the metropolitan Chicago area. Both hospitals partner with various medical schools, the most significant being the University of Chicago Medical School and the University of Illinois Medical School, to provide medical training through residency programs in multiple specialties. In addition, MacNeal Hospital runs a successful free-standing program in family practice, one of the oldest such programs in the state of Illinois, and Weiss Hospital also runs a successful free-standing residency program in internal medicine. Our medical education programs help us to attract quality physicians to both the hospitals and our network of primary care and occupational medicine centers.

Massachusetts

In Massachusetts, as of December 31, 2009, we owned and operated three hospitals with a total of 640 licensed beds and related healthcare services complementary to the hospitals. These hospitals were Saint Vincent Hospital located in Worcester and MetroWest Medical Center, a two-campus hospital system comprised of Framingham Union Hospital in Framingham and Leonard Morse Hospital in Natick. These hospitals were acquired by us on December 31, 2004. We believe that opportunities for growth through increased market share exist in the Massachusetts area through the possible addition of new services, partnerships and the implementation of a strong primary care physician strategy. During the year ended June 30, 2009 and the six months ended December 31, 2009, the Massachusetts facilities represented 18.3% and 18.2% of our total revenues, respectively.

Saint Vincent Hospital, located in Worcester, is a 321-bed teaching hospital with an extensive residency program. Worcester is located in central Massachusetts and is the second largest city in Massachusetts. The service area is characterized by a patient base that is older, more affluent and well-insured. Saint Vincent Hospital is focused on strengthening its payer relationships, developing its primary care physician base and expanding its offerings in cardiology, orthopedics, radiology and minimally-invasive surgery capabilities.

MetroWest Medical Center’s two campus system has a combined total of 319 licensed beds with locations in Framingham and Natick, in the suburbs west of Boston. These facilities serve communities that are generally well-insured. We are seeking to develop strong ambulatory care capabilities in these service areas, as well as to expand our oncology, radiology, women’s services and cardiology services.

Our Facilities

We owned and operated 15 acute care hospitals as of December 31, 2009. The following table contains information concerning our hospitals:

Hospital	City	Licensed Beds	Date Acquired

Texas
Baptist Medical Center	San Antonio	636	January 1, 2003
Northeast Baptist Hospital	San Antonio	367	January 1, 2003
North Central Baptist Hospital	San Antonio	268	January 1, 2003
Southeast Baptist Hospital	San Antonio	175	January 1, 2003
St. Luke’s Baptist Hospital	San Antonio	295	January 1, 2003
Arizona
Maryvale Hospital	Phoenix	232	June 1, 1998
Arrowhead Hospital	Glendale	220	June 1, 2000
Phoenix Baptist Hospital	Phoenix	236	June 1, 2000
Paradise Valley Hospital	Phoenix	136	November 1, 2001
West Valley Hospital(1)	Goodyear	164	September 4, 2003
Illinois
MacNeal Hospital	Berwyn	427	February 1, 2000
Louis A. Weiss Memorial Hospital(2)	Chicago	339	June 1, 2002
Massachusetts
MetroWest Medical Center — Leonard Morse Hospital	Natick	141	December 31, 2004
MetroWest Medical Center — Framingham Union Hospital	Framingham	178	December 31, 2004
Saint Vincent Hospital at Worcester Medical Center	Worcester	321	December 31, 2004

Total Licensed Beds		4,135

(1)	This hospital was constructed, not acquired.

(2)	This hospital is operated by us in a consolidated joint venture corporation in which we own 80.1% of the equity interests and the University of Chicago Hospitals owns 19.9% of the equity interests.

In addition to the hospitals listed in the table above, as of December 31, 2009, we owned certain outpatient service locations complementary to our hospitals, two surgery centers in Orange County, California, five diagnostic imaging centers in metropolitan Phoenix, Arizona and a 50% interest in seven diagnostic imaging centers in San Antonio, Texas. Most of these outpatient facilities are in leased facilities, and the diagnostic imaging centers in San Antonio are owned and operated in joint ventures where we have minority partners. We also own and operate a limited number of medical office buildings in conjunction with our hospitals which are primarily occupied by physicians practicing at our hospitals.

As of December 31, 2009, we leased approximately 53,200 square feet of office space at 20 Burton Hills Boulevard, Nashville, Tennessee, for our corporate headquarters.

Our headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs. Our obligations under our senior secured credit facilities are secured by a pledge of substantially all of our assets, including first priority mortgages on each of our hospitals. Also, our properties are subject to various federal, state and local statutes and ordinances regulating their operation. Management does not believe that compliance with such statutes and ordinances will materially affect our financial position or results from operations.

Legal Proceedings

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims and legal and regulatory proceedings have been instituted or asserted against us. While we cannot predict the likelihood of future claims or inquiries, we expect that new matters may be initiated against us from time to time. The results of claims, lawsuits and investigations cannot be predicted, and it is possible that the ultimate resolution of these matters, individually or in the aggregate, may have a material adverse effect on our business (both in the near and long term), financial position, results of operations or cash flows. We recognize that, where appropriate, our interests may be best served by resolving certain matters without litigation. If non-litigated resolution is not possible or appropriate with respect to a particular matter, we will continue to defend ourselves vigorously.

Currently pending and recently settled legal proceedings and investigations that are not in the ordinary course of business are set forth below. Where specific amounts are sought in any pending legal proceeding, those amounts are disclosed. For all other matters, where the possible loss or range of loss is reasonably estimable, an estimate is provided. Where no estimate is provided, the possible amount of loss is not reasonably estimable at this time. We record reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, we have not recognized in our consolidated financial statements potential liabilities that may result. We undertake no obligation to update the following disclosures for any new developments.

Sherman Act Antitrust Class Action Litigation — Maderazo, et al v. VHS San Antonio Partners, L.P. d/b/a Baptist Health Systems, et. al., Case No. 5:06cv00535 (United States District Court, Western District of Texas, San Antonio Division, filed June 20, 2006 and amended August 29, 2006)

On June 20, 2006, a federal antitrust class action suit was filed in San Antonio, Texas against our Baptist Health System subsidiary in San Antonio, Texas and two other large hospital systems in San Antonio. In the complaint, plaintiffs allege that the three hospital system defendants conspired with each other and with other unidentified San Antonio area hospitals to depress the compensation levels of registered nurses employed at the conspiring hospitals within the San Antonio area by engaging in certain activities that violated the federal antitrust laws. The complaint alleges two separate claims. The first count asserts that the defendant hospitals violated Section 1 of the federal Sherman Act, which prohibits agreements that unreasonably restrain competition, by conspiring to depress nurses’ compensation. The second count alleges that the defendant hospital systems also violated Section 1 of the Sherman Act by participating in wage, salary and benefits surveys for the purpose, and having the effect, of depressing registered nurses’ compensation or limiting competition for nurses based on their compensation. The class on whose behalf the plaintiffs filed the complaint is alleged to comprise all registered nurses employed by the defendant hospitals since June 20, 2002. The suit seeks unspecified damages, trebling of this damage amount pursuant to federal law, interest, costs and attorneys fees. From 2006 through April 2008 we and the plaintiffs worked on producing documents to each other relating to, and supplying legal briefs to the court in respect of, the issue of whether the court will certify a class in this suit. In April 2008 the case was stayed by the judge pending his ruling on plaintiffs’ motion for class certification. We believe that the allegations contained within this putative class action suit are without merit, and we have vigorously worked to defeat class certification. If a class is certified, we will continue to defend vigorously against the litigation.

On the same date that this suit was filed against us in federal district court in San Antonio, the same attorneys filed three other substantially similar putative class action lawsuits in federal district courts in Chicago, Illinois, Albany, New York and Memphis, Tennessee against some of the hospitals in those cities (none of such hospitals being owned by us). The attorneys representing the plaintiffs in all four of these cases said in June 2006 that they may file similar complaints in other jurisdictions and in December 2006 they brought a substantially similar class action lawsuit against various hospitals in the Detroit, Michigan metropolitan area. Since representatives of the Service Employees International Union joined plaintiffs’ attorneys in announcing the filing of all four complaints on June 20, 2006, and as has been reported in the media, we believe that SEIU’s involvement in these actions appears to be part of a corporate campaign to attempt to organize nurses in these cities, including San Antonio. The nurses in our hospitals in San Antonio are currently not members of any union.

If the plaintiffs (1) are successful in obtaining class certification and (2) are able to prove substantial damages which are then trebled under Section 1 of the Sherman Act, such a result could materially affect our business, financial condition or results of operations. However, in the opinion of management, the ultimate resolution of this matter is not expected to have a material adverse effect on our financial position or results of operations.

Self-Disclosure of employment of excluded persons

Federal law permits the Department of Health and Human Services Office of Inspector General (“OIG”) to impose civil monetary penalties, assessments and/or to exclude from participation in federal healthcare programs, individuals and entities who have submitted false, fraudulent or improper claims for payment. Improper claims include those submitted by individuals or entities who have been excluded from participation. Civil monetary penalties of up to $10,000 for each item or service furnished by the excluded individual or entity, an assessment of up to three times the amount claimed and program exclusions also be imposed on providers or entities who employ or enter into contracts with excluded individuals to provide services to beneficiaries of federal healthcare programs. On October 12, 2009, we voluntarily disclosed to OIG that two past employees had been excluded from participation in Medicare at certain times during their employment. We are diligently investigating the circumstances surrounding the employment of these two excluded individuals, and intend to submit a voluntary disclosure pursuant to the Provider Self-Disclosure Protocol once the necessary information is obtained. If the OIG were to impose all potentially available sanctions and penalties against us in this matter, such a result could materially affect our business, financial condition or results of operations. However, in the opinion of management, the ultimate resolution of this matter is not expected to have a material adverse effect on our financial position or results of operations.

Claims in the ordinary course of business

We are also subject to claims and lawsuits arising in the ordinary course of business, including potential claims related to care and treatment provided at our hospitals and outpatient services facilities. Although the results of these claims and lawsuits cannot be predicted with certainty, we believe that the ultimate resolution of these ordinary course claims and lawsuits will not have a material adverse effect on our business, financial condition or results of operations.

Our Hospital Operations

Acute Care Services

Our hospitals typically provide the full range of services commonly available in acute care hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics, obstetrics, diagnostic and emergency services, as well as select tertiary services such as open-heart surgery and level II and III neonatal intensive care. Our hospitals also generally provide outpatient and ancillary healthcare services such as outpatient surgery, laboratory, radiology, respiratory therapy and physical therapy. We also provide outpatient services at our imaging centers and ambulatory surgery centers. Certain of our hospitals have a limited number of psychiatric, skilled nursing and rehabilitation beds.

Management and Oversight

Our senior management team has extensive experience in operating multi-facility hospital networks and plays a vital role in the strategic planning for our facilities. A hospital’s local management team is generally comprised of a chief executive officer, chief operating officer, chief financial officer and chief nursing officer. Local management teams, in consultation with our corporate staff, develop annual operating plans setting forth revenue growth strategies through the expansion of offered services and the recruitment of physicians in each community, as well as plans to improve operating efficiencies and reduce costs. We believe that the ability of each local management team to identify and meet the needs of our patients, medical staffs and the community as a whole is critical to the success of our hospitals. We base the compensation for each local management team in part on its ability to achieve the goals set forth in the annual operating plan, including quality of care, patient satisfaction and financial measures.

Boards of trustees at each hospital, consisting of local community leaders, members of the medical staff and the hospital chief executive officer, advise the local management teams. Members of each board of trustees are identified and recommended by our local management teams and serve three-year staggered terms. The boards of trustees establish policies concerning medical, professional and ethical practices, monitor these practices and ensure that they conform to our high standards. We have formed Physician Advisory Councils at each of our hospitals that focus on quality of care, clinical integration and other issues important to physicians and make recommendations to the boards of trustees as necessary. We maintain company-wide compliance and quality assurance programs and use patient care evaluations and other assessment methods to support and monitor quality of care standards and to meet accreditation and regulatory requirements.

We also provide support to the local management teams through our corporate resources in areas such as revenue cycle, business office, legal, managed care, clinical efficiency, physician services and other administrative functions. These resources also allow for sharing best practices and standardization of policies and processes among all of our hospitals.

Attracting Patients

We believe that the most important factors affecting a patient’s choice in hospitals are the reputation of the hospital’s nursing staff for delivering quality care, the availability and expertise of physicians caring for patients at the facility and the location and convenience of the hospital. Other factors that affect utilization include local demographics and population growth, local economic conditions and the hospital’s success in contracting with a wide range of local payers.

Outpatient Services

The healthcare industry has experienced a general shift during recent years from inpatient services to outpatient services as Medicare, Medicaid and managed care payers have sought to reduce costs by shifting lower-acuity cases to an outpatient setting. Advances in medical equipment technology and pharmacology have supported the shift to outpatient utilization, which has resulted in an increase in the acuity of inpatient admissions. However, we expect inpatient admissions to recover over the long-term as the baby boomer population reaches ages where inpatient admissions become more prevalent. We have responded to the shift to outpatient services through expanding service offerings and increasing the throughput and convenience of our emergency departments, outpatient surgery facilities and other ancillary units in our hospitals. We also own two ambulatory surgery centers in Orange County, California, interests in diagnostic imaging centers in San Antonio, Texas, outpatient diagnostic imaging centers in metropolitan Phoenix, Arizona and a network of primary care and occupational medicine centers in metropolitan Chicago, Illinois. We continually upgrade our resources, including procuring excellent physicians and nursing staff and utilizing technologically advanced equipment, to support our comprehensive service offerings to capture inpatient volumes from the baby boomers. We have focused on core services including cardiology, neurology, oncology, orthopedics and women’s services. We also operate sub-acute units such as rehabilitation, skilled nursing facilities and psychiatric services, where appropriate, to meet the needs of our patients while increasing volumes and increasing care management efficiencies.

Our Health Plan Operations

Phoenix Health Plan

In addition to our hospital operations, we own three health plans. PHP is a prepaid Medicaid managed health plan that currently serves nine counties in Arizona. We acquired PHP in May 2001. We are able to enroll eligible patients in our hospitals who otherwise would not be able to pay for their hospital expenses into PHP or other approved Medicaid managed health plans. We believe the volume of patients generated through our health plans will help attract quality physicians to the communities our hospitals serve.

For the year ended June 30, 2009 and the six months ended December 31, 2009, we derived approximately $577.7 million and $368.4 million, respectively, of our total revenues from PHP. PHP had approximately 198,400 enrollees as of December 31, 2009, and derives substantially all of its revenues through a contract with AHCCCS, which is Arizona’s state Medicaid program. The contract requires PHP to arrange for healthcare services for enrolled Medicaid patients in exchange for monthly capitation payments and supplemental payments from AHCCCS. PHP subcontracts with physicians, hospitals and other healthcare providers to provide services to its enrollees. These services are provided regardless of the actual costs incurred to provide these services. We receive reinsurance and other supplemental payments from AHCCCS to cover certain costs of healthcare services that exceed certain thresholds.

As part of its contract with AHCCCS, PHP is required to maintain a performance guarantee in the amount of $50.0 million. Vanguard maintains this performance guarantee on behalf of PHP in the form of surety bonds totaling $50.0 million with independent third-party insurers that expire in September 2010. We were also required to arrange for $5.0 million in letters of credit to collateralize our $50.0 million in surety bonds with the third-party insurers. The amount of the performance guaranty that AHCCCS requires is based upon the membership in the health plan and the related capitation amounts paid to us.

Our current contract with AHCCCS commenced on October 1, 2008 and covers members in nine Arizona counties: Apache, Conconino, Gila, Maricopa, Mohave, Navajo, Pima, Pinal and Yavapai. This contract covers the three-year period beginning October 1, 2008 and ending September 30, 2011. Our previous contract with AHCCCS covered only Gila, Maricopa and Pinal counties. AHCCCS has the option to renew the new contract, in whole or in part, for two additional one-year periods commencing on October 1, 2011 and on October 1, 2012. AHCCCS may terminate this contract at any time with 90 days notice.

Abrazo Advantage Health Plan

Effective January 1, 2009, AAHP became a Medicare Advantage Prescription Drug Special Needs Plan provider under a contract with CMS. This allows AAHP to offer Medicare and Part D drug benefit coverage for Medicare members and dual-eligible members (those that are eligible for Medicare and Medicaid). PHP has historically served dual-eligible members through its AHCCCS contract. As of December 31, 2009, approximately 2,700 members were enrolled in AAHP, most of whom were previously enrolled in PHP. For the year ended June 30, 2009 and the six months ended December 31, 2009, we derived approximately $40.1 million and $17.7 million, respectively, of our total revenues from AAHP.

MacNeal Health Providers

The operations of MHP are somewhat integrated with our MacNeal Hospital in Berwyn, Illinois. For the year ended June 30, 2009 and the six months ended December 31, 2009, we derived approximately $60.2 million and $30.6 million, respectively, of our total revenues from MHP. MHP generates revenues from its contracts with health maintenance organizations from whom it took assignment of capitated member lives as well as third-party administration services for other providers. As of December 31, 2009, MHP had contracts in effect covering approximately 38,700 capitated member lives. Such capitation is limited to physician services and outpatient ancillary services and does not cover inpatient hospital services. We try to utilize MacNeal Hospital and its medical staff as much as possible for the physician and outpatient ancillary services that are required by such capitation arrangements. Revenues of MHP are dependent upon health maintenance organizations in the metropolitan Chicago area continuing to assign capitated-member lives to health plans like MHP as opposed to entering into direct fee-for-service arrangements with healthcare providers.

Competition

The hospital industry is highly competitive. We currently face competition from established, not-for-profit healthcare systems, investor-owned hospital companies, large tertiary care hospitals, specialty hospitals and outpatient service providers. In the future, we expect to encounter increased competition from companies, like ours, that consolidate hospitals and healthcare companies in specific geographic markets.

Continued consolidation in the healthcare industry will be a leading factor contributing to increased competition in our current markets and markets we may enter in the future. Due to the shift to outpatient care and more stringent payer-imposed pre-authorization requirements during the past few years, most hospitals have significant unused capacity resulting in increased competition for patients. Many of our competitors are larger than us and have more financial resources available than we do. Other not-for-profit competitors have endowment and charitable contribution resources available to them and can purchase equipment and other assets on a tax-free basis.

One of the most important factors in the competitive position of a hospital is its location, including its geographic coverage and access to patients. A location convenient to a large population of potential patients or a wide geographic coverage area through hospital networks can make a hospital significantly more competitive. Another important factor is the scope and quality of services a hospital offers, whether at a single facility or a network of facilities, compared to the services offered by its competitors. A hospital or network of hospitals that offers a broad range of services and has a strong local market presence is more likely to obtain favorable managed care contracts. We intend to evaluate changing circumstances in the geographic areas in which we operate on an ongoing basis to ensure that we offer the services and have the access to patients necessary to compete in these managed care markets and, as appropriate, to form our own, or join with others to form, local hospital networks.

A hospital’s competitive position also depends in large measure on the quality and specialties of physicians associated with the hospital. Physicians refer patients to a hospital primarily on the basis of the quality and breadth of services provided by the hospital, the quality of the nursing staff and other professionals affiliated with the hospital, the hospital’s location and the availability of modern equipment and facilities. Although physicians may terminate their affiliation with our hospitals, we seek to retain physicians of varied specialties on our medical staffs and to recruit other qualified physicians by maintaining or improving our level of services and providing quality facilities, equipment and nursing care for our patients.

Another major factor in the competitive position of a hospital is the ability of its management to obtain contracts with managed care plans and other group payers. The importance of obtaining managed care contracts has increased in recent years due primarily to consolidations of health plans and is expected to continue to increase as private and government payers increasingly turn to managed care organizations to help control rising healthcare costs. Our markets have experienced significant managed care penetration. The revenues and operating results of our hospitals are significantly affected by our hospitals’ ability to negotiate favorable contracts with managed care plans. Health maintenance organizations and preferred provider organizations use managed care contracts to encourage patients to use certain hospitals in exchange for discounts from the hospitals’ established charges. Traditional health insurers and large employers also are interested in containing costs through similar contracts with hospitals.

The hospital industry and our hospitals continue to have significant unused capacity. Inpatient utilization, average lengths of stay and average occupancy rates have historically been negatively affected by payer-required pre-admission authorization, utilization review and payer pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Admissions constraints, payer pressures and increased competition are expected to continue. We expect to meet these challenges first and foremost by our continued focus on our previously discussed quality of care initiatives, which should increase patient, nursing and physician satisfaction. We also may expand our outpatient facilities, strengthen our managed care relationships, upgrade facilities and equipment and offer new or expanded programs and services.

Employees and Medical Staff

As of December 31, 2009, we had approximately 19,600 employees, including approximately 2,100 part-time employees. Approximately 1,600 of our full-time employees at our three Massachusetts hospitals are unionized. Overall, we consider our employee relations to be good. While some of our non-unionized hospitals experience union organizing activity from time to time, we do not currently expect these efforts to materially affect our future operations. Our hospitals, like most hospitals, have experienced labor costs rising faster than the general inflation rate.

While the national nursing shortage has abated somewhat as a result of the weakened U.S. economy, certain pockets of the markets we serve continue to have limited available nursing resources. Nursing shortages often result in our using more contract labor resources to meet increased demand especially during the peak winter months. We expect our nurse leadership and recruiting initiatives to mitigate the impact of the nursing shortage. These initiatives include more involvement with nursing schools, participation in more job fairs, recruiting nurses from abroad, implementing preceptor programs, providing flexible work hours, improving performance leadership training, creating awareness of our quality of care and patient safety initiatives and providing competitive pay and benefits. We anticipate that demand for nurses will continue to exceed supply especially as the baby boomer population reaches the ages where inpatient stays become more frequent. We continue to implement best practices to reduce turnover and to stabilize our nursing workforce over time.

One of our primary nurse recruiting strategies for our San Antonio hospitals is our continued investment in the Baptist Health System School of Health Professions (“SHP”), our nursing school in San Antonio. SHP offers seven different healthcare educational programs with its greatest enrollment in the professional nursing program. SHP trains approximately 450 students each year. The majority of these students have historically chosen permanent employment with our hospitals. We have changed SHP’s nursing program from a diploma program to a degree program and may improve other SHP programs in future periods. We completed the necessary steps during fiscal 2009 to make SHP students eligible for participation in the Pell Grant and other federal grant and loan programs. We expect these enhancements will make SHP more attractive to potential students.

Our hospitals grant staff privileges to licensed physicians who may serve on the medical staffs of multiple hospitals, including hospitals not owned by us. A physician who is not an employee can terminate his or her affiliation with our hospital at any time. Although we employ a growing number of physicians, a physician does not have to be our employee to be a member of the medical staff of one of our hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission to the staff must be approved by each hospital’s medical staff and board of trustees in accordance with established credentialing criteria. Under state laws and other licensing standards, hospital medical staffs are generally self-governing organizations subject to ultimate oversight by the hospital’s local governing board. Although we were generally successful in our physician recruiting efforts during fiscal 2009, we face continued challenges in some of our markets to recruit certain types of physician specialists who are in high demand. We expect that our previously described physician recruiting and alignment initiatives will make our hospitals more desirable environments in which more physicians will choose to practice.

Compliance Program

We voluntarily maintain a company-wide compliance program designed to ensure that we maintain high standards of ethics and conduct in the operation of our business and implement policies and procedures so that all our employees act in compliance with all applicable laws, regulations and company policies. The organizational structure of our compliance program includes oversight by our board of directors and a high-level corporate management compliance committee. The board of directors and compliance committee are responsible for ensuring that the compliance program meets its stated goals and remains up-to-date to address the current regulatory environment and other issues affecting the healthcare industry. Our Senior Vice President of Compliance and Ethics reports jointly to our Chairman and Chief Executive Officer and to our board of directors, serves as our Chief Compliance Officer and is charged with direct responsibility for the day-to-day management of our compliance program. Other features of our compliance program include Regional Compliance Officers who report to our Chief Compliance Officer in all four of our operating regions, initial and periodic ethics and compliance training and effectiveness reviews, a toll-free hotline for employees to report, without fear of retaliation, any suspected legal or ethical violations, annual “fraud and abuse” audits to examine our payments to physicians and other referral sources and annual “coding audits” to make sure our hospitals bill the proper service codes for reimbursement from the Medicare program.

Our compliance program also oversees the implementation and monitoring of the standards set forth by the Health Insurance Portability and Accountability Act (“HIPAA”) for privacy and security. To facilitate reporting of potential HIPAA compliance concerns by patients, family or employees, we established a second toll-free hotline dedicated to HIPAA and other privacy matters. Corporate HIPAA compliance staff monitors all reports to the privacy hotline and each phone call is responded to appropriately. Ongoing HIPAA compliance also includes self-monitoring of HIPAA policy and procedure implementation by each of our healthcare facilities and corporate compliance oversight.

Our Information Systems

We believe that our information systems must cost-effectively meet the needs of our hospital management, medical staff and nurses in the following areas of our business operations:

•	patient accounting, including billing and collection of revenues;

•	accounting, financial reporting and payroll;

•	coding and compliance;

•	laboratory, radiology and pharmacy systems;

•	medical records and document storage;

•	remote physician access to patient data;

•	quality indicators;

•	materials and asset management; and

•	negotiating, pricing and administering our managed care contracts.

During fiscal 2009, we invested significantly in clinical information technology. We believe that the importance of and reliance upon clinical information technology will continue to increase in the future. Accordingly, we expect to make additional significant investments in clinical information technology during fiscal years 2010 and 2011 as part of our business strategy to increase the efficiency and quality of patient care.

Although we map the financial information systems from each of our hospitals to one centralized database, we do not automatically standardize our financial information systems among all of our hospitals. We carefully review the existing systems at the hospitals we acquire. If a particular information system is unable to cost-effectively meet the operational needs of the hospital, we will convert or upgrade the information system at that hospital to one of several standardized information systems that can cost-effectively meet these needs.

Professional and General Liability Insurance

As is typical in the healthcare industry, we are subject to claims and legal actions by patients and others in the ordinary course of business. For claims incurred on or after June 1, 2002 through May 31, 2006 and subsequent to June 30, 2009, our wholly owned captive insurance subsidiary insured our professional and general liability risks at a $10.0 million retention level. For professional and general liability claims incurred from June 1, 2006 to June 30, 2009, we self-insured the first $9.0 million of each claim, and the captive subsidiary insured the next $1.0 million. We maintain excess coverage from independent third-party carriers for individual claims exceeding $10.0 million per occurrence up to $75.0 million, but limited to total annual payments of $65.0 million in the aggregate. The captive insurance subsidiary funds its portion of claims costs from proceeds of premium payments received from us.

The malpractice insurance environment remains volatile. Tort reform legislation placing limits on non-economic damages has been proposed or adopted in recent years both at the federal level and by several states. While no such legislation has been enacted at the federal level, two of the states in which we operate (Illinois and Texas) have in recent years adopted legislation to place limits on non-economic damages. However, in February 2010 the Illinois Supreme Court ruled that the limit on non-economic damages was unconstitutional under state law. Moreover, in Texas an action has been brought to declare its tort reform legislation unconstitutional under federal law. Thus, while we have taken multiple steps at our facilities to reduce our professional liability exposures, absent significant legislation (not later declared unconstitutional) to curb the size of malpractice judgments in the states in which we operate, our insurance costs may increase in the future.

Sources of Revenues

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or payment rates for such services. Charges and reimbursement rates for inpatient services vary significantly depending on the type of payer, the type of service (e.g., acute care, intensive care or subacute) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control.

We receive payment for patient services from:

•	the federal government, primarily under the Medicare program;

•	state Medicaid programs;

•	health maintenance organizations, preferred provider organizations, managed Medicare providers, managed Medicaid providers and other private insurers; and

•	individual patients.

The table below presents the approximate percentage of net patient revenues we received from the following sources for the periods indicated:

				Six Months Ended
	Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009

Medicare	26%	26%	25%	26%	25%
Medicaid	9	8	8	7	7
Managed Medicare	13	14	14	14	15
Managed Medicaid	7	7	9	9	10
Other managed care plans	32	35	35	35	35
Self-pay	10	9	8	8	7
Commercial	3	1	1	1	1

Total	100%	100%	100%	100%	100%

The Medicare program, the nation’s largest health insurance program, is administered by CMS. Medicare provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease without regard to beneficiary income or assets. Medicaid is a federal-state program, administered by the states, which provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. All of our general, acute care hospitals located in the United States are certified as healthcare services providers for persons covered under the Medicare and the various state Medicaid programs. Amounts received under these programs are generally significantly less than established hospital gross charges for the services provided.

Our hospitals offer discounts from established charges to certain group purchasers of healthcare services, including private insurance companies, employers, health maintenance organizations, preferred provider organizations and other managed care plans. These discount programs limit our ability to increase net revenues in response to increasing costs. Patients generally are not responsible for any difference between established hospital charges and amounts reimbursed for such services under Medicare, Medicaid and managed care programs, but are generally responsible for exclusions, deductibles and coinsurance features of their coverages. Due to rising healthcare costs, many payers have increased the number of excluded services and the levels of deductibles and coinsurance resulting in a higher portion of the contracted rate due from the individual patients. Collecting amounts due from individual patients is typically more difficult than collecting from governmental or private managed care plans.

Traditional Medicare

One of the ways Medicare beneficiaries can elect to receive their medical benefits is through the traditional Medicare program, which provides reimbursement under a prospective payment fee-for-service system. A general description of the types of payments we receive for services provided to patients enrolled in the traditional Medicare program is provided below.

Medicare Inpatient Acute Care Reimbursement

Medicare Severity-Adjusted Diagnosis-Related Group Payments.  Sections 1886(d) and 1886(g) of the Social Security Act (the “Act”) set forth a system of payments for the operating and capital costs of inpatient acute care hospital admissions based on a prospective payment system. Under the inpatient prospective payment system, Medicare payments for hospital inpatient operating services are made at predetermined rates for each hospital discharge. Discharges are classified according to a system of MS-DRGs, which categorize patients with similar clinical characteristics that are expected to require similar amounts of hospital resources to treat. CMS assigns to each MS-DRG a relative weight that represents the average resources required to treat cases in that particular MS-DRG, relative to the average resources used to treat cases in all MS-DRGs.

The base payment amount for the operating component of the MS-DRG payment is comprised of an average standardized amount that is divided into a labor-related share and a non-labor-related share. Both the labor-related share of operating base payments and the base payment amount for capital costs are adjusted for geographic variations in labor and capital costs, respectively. These base payments are multiplied by the relative weight of the MS-DRG assigned to each case. The MS-DRG operating and capital base rates, relative weights and geographic adjustment factors are updated annually, with consideration given to: the increased cost of goods and services purchased by hospitals; the relative costs associated with each MS-DRG; and changes in labor data by geographic area. Although these payments are adjusted for area labor and capital cost differentials, the adjustments do not consider an individual hospital’s operating and capital costs. Historically, the average operating and capital costs for our hospitals have exceeded the Medicare rate increases. These annual adjustments are effective for the Medicare fiscal year beginning October 1 of each year and are indicated by the “market basket index” for that year.

Outlier Payments.  Outlier payments are additional payments made to hospitals for treating Medicare patients that are costlier to treat than the average patient in the same MS-DRG. To qualify as a cost outlier, a hospital’s billed charges, adjusted to cost, must exceed the payment rate for the MS-DRG by a fixed threshold established annually by CMS. The Medicare fiscal intermediary calculates the cost of a claim by multiplying the billed charges by a cost-to-charge ratio that is typically based upon the hospital’s most recently filed cost report. Generally, if the computed cost exceeds the sum of the MS-DRG payment plus the fixed threshold, the hospital receives 80% of the difference as an outlier payment.

Under the Act, CMS must project aggregate annual outlier payments to all prospective payment system hospitals to be not less than 5% or more than 6% of total MS-DRG payments. CMS adjusts the fixed threshold on an annual basis to bring the outlier percentage within the 5% to 6% parameters. Changes to the outlier fixed threshold amount can impact a hospital’s number of cases that qualify for the additional payment and the amount of reimbursement the hospital receives for those cases that qualify. The most recently filed cost reports for our hospitals as of June 30, 2007, 2008 and 2009 reflected outlier payments of $5.8 million, $4.3 million and $4.2 million, respectively.

Disproportionate Share Hospital Payments.  Hospitals that treat a disproportionately large number of low-income patients currently receive additional payments from Medicare in the form of disproportionate share hospital (“DSH”) payments. DSH payments are determined annually based upon certain statistical information defined by CMS and are calculated as a percentage add-on to the MS-DRG payments. This percentage varies, depending on several factors that include the percentage of low-income patients served. The pending health reform legislation contains certain changes to the DSH formula, including a change that would give greater weight to the amount of uncompensated care provided by a hospital than it would to the number of low-income patients treated (See “Government Regulation and other Factors-Healthcare Reform” for additional information regarding the status of healthcare reform legislation). During the years ended June 30, 2008 and 2009, we recognized $59.4 million and $53.4 million of Medicare DSH revenues, respectively.

Direct Graduate and Indirect Medical Education.  The Medicare program provides additional reimbursement to approved teaching hospitals for additional expenses incurred by such institutions. This additional reimbursement, which is subject to certain limits, including intern and resident full-time equivalent limits established in 1996, is made in the form of Direct Graduate Medical Education (“GME”) and Indirect Medical Education (“IME”) payments. Pending health reform legislation includes provisions that would increase flexibility in GME funding rules to incentivize outpatient training. During our fiscal year 2009, five of our hospitals were affiliated with academic institutions and received GME or IME payments.

Fiscal Year 2010 Payment Updates

The fiscal year 2010 Medicare Inpatient Prospective Payment System Final Rule published by CMS on August 27, 2009 in the Federal Register provided for the following adjustments in Medicare inpatient hospital reimbursement for the Federal fiscal year 2010 (October 1, 2009 through September 30, 2010):

•	A market basket index increase of 2.1% for MS-DRG operating payments for hospitals who reported the 43 patient quality care indicators from 2009 and 0.1% for those who did not (this compares to 3.6% for 2009 and 3.3% for 2008, both of which are subject to a 2.0% reduction for those hospitals who did not report the patient quality care indicators applicable to those years).

•	No across-the-board reduction to the MS-DRG base payment rate to offset the effect of documentation and/or coding changes or the classification of discharges not related to case mix changes (2009 and 2008 included reductions of 0.9% and 0.6%, respectively). However, CMS will consider phasing in future adjustments over an extended period beginning in fiscal 2011.

•	Continuation of the capital indirect medical adjustment to payment rates for teaching hospitals.

•	Continuation of a provision of the DRA that precludes hospitals from receiving additional payments to treat costs associated with 10 specifically identified patient hospital-acquired conditions including infections (the same 10 identified conditions as for 2009, but compares to eight identified conditions for 2008).

•	An increase in the inpatient cost outlier threshold to $23,140 from $20,045 in 2009 and $22,185 in 2008.

•	An increase in the capital federal MS-DRG rate of 1.4% (compares to a 1.9% increase for federal fiscal year 2009).

We have submitted the required patient care quality indicators for our hospitals to receive the full market basket index increases for the both the inpatient and outpatient prospective payment systems for 2009. We intend to submit the necessary information to realize the full federal fiscal year 2010 inpatient and outpatient increases as well. However, as additional patient quality indicator reporting requirements are added, system limitations or other difficulties could result in CMS deeming our submissions not timely or not complete to qualify for the full market basket index increases. Additionally, the U.S. Congress has given CMS the ability to continue to evaluate whether the 2008 and 2009 inpatient reductions for documentation and coding adjustments were sufficient to account for payment changes not related to case mix changes. This continuing evaluation could negatively impact MS-DRG payment rates for federal fiscal years 2011 and 2012. Further realignments in the MS-DRG system could also reduce the payments we receive for certain specialties, including cardiology and orthopedics. The more widespread development of specialty hospitals in recent years has caused CMS to focus on payment levels for these specialty services. Changes in the payments for specialty services could adversely impact our revenues. We do not believe that the final Medicare payment updates for federal fiscal year 2010 will have a significant impact on our future financial position, results of operations or cash flows.

Medicare Outpatient Services Reimbursement

CMS reimburses hospital outpatient services and certain Medicare Part B services furnished to hospital inpatients who have no Part A coverage on a prospective payment system basis. CMS utilizes existing fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services and non-implantable orthotics and prosthetics. Freestanding surgery centers and independent diagnostic testing facilities also receive reimbursement from Medicare on a fee schedule basis.

Those hospital outpatient services subject to prospective payment reimbursement are classified into groups called ambulatory payment classifications (“APCs”). Services in each APC are similar clinically and in terms of the resources they require. A payment rate is established for each APC. Depending upon the services provided, a hospital may be paid for more than one APC for a patient visit. CMS periodically updates the APCs and annually adjusts the rates paid for each APC. As part of a final rule published in November 2007, CMS outlined the requirements for hospitals to submit quality data relating to outpatient care in order to receive the full market basket index increase starting in 2009. This rule required submission of seven quality measures in 2009 or else the market basket index increase would be reduced by two percentage points. We submitted the required quality data for 2009. For 2010, CMS requires submission of the same seven quality measures, as well as four claims-based imaging efficiency measures. Hospitals that fail to submit the measures will have their market basket increase reduced by 2%.

In the Calendar Year 2010 Outpatient Prospective Payment System Final Rule, published in the November 20, 2009 Federal Register, CMS announced that the market basket update for 2010 outpatient hospital payments would be 2.1%.

Rehabilitation Units

CMS reimburses inpatient rehabilitation designated units pursuant to a prospective payment system. Under this prospective payment system, patients are classified into case mix groups based upon impairment, age, comorbidities and functional capability. Inpatient rehabilitation units are paid a predetermined amount per discharge that reflects the patient’s case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. As of December 31, 2009, we operated three inpatient rehabilitation units within our acute care hospitals. The market basket increase for hospital rehabilitation units for 2010 is 2.5% (this compares to 0% for both 2009 and 2008). Effective January 1, 2010, rehabilitation units must comply with new rules regarding preadmission screening, post-admission treatment planning and on-going coordination of care.

Skilled Nursing Units

From July 1998 to June 2002, Medicare phased in a prospective payment system for Medicare skilled nursing units, under which the units are paid a federal per diem rate for virtually all covered services. The effect of this new payment system generally has been to significantly reduce reimbursement for skilled nursing services, which has led many hospitals to close such units. As of December 31, 2009, we operated one skilled nursing unit within our acute care hospitals. The market basket increase for hospital skilled nursing units for 2010 is 2.2% (this compares to 3.4% for 2009 and 3.3% for 2008).

Psychiatric Units

Medicare utilizes a prospective payment system to pay inpatient psychiatric hospitals and units. This system is a per diem prospective payment system with adjustments to account for certain patient and facility characteristics. Additionally, this system includes an “outlier” policy authorizing additional payments for extraordinarily costly cases and an adjustment to the base payment if the facility maintains a full-service emergency department which all of our units qualified for. As of December 31, 2009, we operated six psychiatric units within our acute care hospitals. For rate year 2009, payment rates were increased by 0.39%.

Contractor Reform

CMS has a significant initiative underway that could affect the administration of the Medicare program and impact how hospitals bill and receive payment for covered Medicare services. In accordance with the Medicare Modernization Act (“MMA”), CMS has begun implementation of contractor reform whereby CMS will competitively bid the Medicare fiscal intermediary and Medicare carrier functions to 15 Medicare Administrative Contractors (“MACs”). Hospital management companies like Vanguard will have the option to work with the selected MAC in the jurisdiction where a given hospital is located or to use the MAC in the jurisdiction where our home office is located. For hospital management companies, either all hospitals in the system must choose to stay with the MAC chosen for their locality or all hospitals must opt to use the home office MAC. We have filed a request for our single home office MAC to serve all of our hospitals. CMS has now completed the process of awarding contracts for all 15 MAC jurisdictions. Individual MAC jurisdictions are in varying phases of transition. All of these changes could impact claims processing functions and the resulting cash flows; however, we are unable to predict the impact that these changes could have, if any, to our cash flows.

Recovery Audit Contractors

The MMA established the Recovery Audit Contractor (“RAC”) three-year demonstration program to detect Medicare overpayments not identified through existing claims review mechanisms. The RAC program relies on private auditing firms to examine Medicare claims filed by healthcare providers. Fees to the RACs are paid on a contingency basis. The RAC program began as a demonstration project in 2005 in three states (New York, California and Florida) which was expanded into the three additional states of Arizona, Massachusetts and South Carolina in July 2007. No RAC audits, however, were initiated at our Arizona or Massachusetts hospitals during the demonstration project. The program was made permanent by the Tax Relief and Health Care Act of 2006 enacted in December 2006. CMS ended the demonstration project in March 2008 and commenced the permanent RAC program in all states beginning in 2009 with plans to have RACs in full operation in all 50 states by 2010.

In a report issued in July 2008, CMS reported that the RACs in the demonstration project corrected over $1 billion of Medicare improper payments from 2005 through March 2008. Roughly 96% of the improper payments ($992.7 million) were overpayments collected from providers, while the remaining 4% ($37.8 million) were underpayments repaid to providers. Of the overpayments, 85% were collected from inpatient hospital providers, while the other principal collections were 6% from inpatient rehabilitation facilities, and 4% from outpatient hospital providers.

RACs utilize a post-payment targeted review process employing data analysis techniques in order to identify those Medicare claims most likely to contain overpayments, such as incorrectly coded services, incorrect payment amounts, non-covered services and duplicate payments. The RAC review is either “automated,” for which a decision can be made without reviewing a medical record, or “complex,” for which the RAC must contact the provider in order to procure and review the medical record to make a decision about the payment. CMS has given RACs the authority to look back at claims up to three years old, provided that the claim was paid on or after October 1, 2007. Claims identified as overpayments will be subject to the Medicare appeals process.

As to “automated” reviews where a review of the medical record is not required, RACs make claim determinations using proprietary software designed to detect certain kinds of errors where both of the following conditions must apply. First, there must be certainty that the service is not covered or is coded incorrectly. Second, there must be a written Medicare policy, Medicare article or Medicare-sanctioned coding guideline supporting the determination. For example, an automated review could identify when a provider is billing for more units than allowed on one day. However, the RAC may also use automated review even if such written policies don’t exist on certain CMS-approved “clinically unbelievable issues” and when making certain other types of administrative determinations (e.g., duplicate claims, pricing mistakes) when there is certainty that an error exists.

As to “complex” reviews where a review of the medical review is required, RACs make claim determinations when there is a high probability (but not certainty) that a service is not covered, or where no Medicare policy, guidance or Medicare-sanctioned coding guideline exists. It is expected that many complex reviews will be medical necessity audits that assess whether care provided was medically necessary and provided in the appropriate setting. It is currently expected that, while RACs will make complex reviews in calendar year 2009 related to DRG validation and coding, the RACs will not conduct complex reviews for medical necessity cases until calendar year 2010.

RACs are paid a contingency fee based on the overpayments they identify and collect. Therefore, we expect that the RACs will look very closely at claims submitted by our facilities in an attempt to identify possible overpayments. We believe the claims for reimbursement submitted to the Medicare program by our facilities have been accurate. However, we cannot predict, once our facilities are subject to RAC reviews in all subject matters in the future, the results of such reviews. It is reasonably possible that the aggregate payments that our facilities will be required to return to the Medicare program pursuant to these RAC reviews may have a material adverse effect on our financial position, results of operations or cash flows.

Managed Medicare

Managed Medicare plans represent arrangements where a private company contracts with CMS to provide members with Medicare Part A, Part B and Part D benefits. Managed Medicare plans can be structured as health maintenance organizations, preferred provider organizations or private fee-for-service plans. The Medicare program allows beneficiaries to choose enrollment in certain managed Medicare care plans. MMA increased reimbursement to managed Medicare plans and included provisions limiting, to some extent, the financial risk to the companies offering the plans. Following these changes, the number of beneficiaries choosing to receive their Medicare benefits through such plans increased significantly. However, the Medicare Improvement for Patients and Providers Act of 2008 reduced payments to managed Medicare plans, and CMS has recently proposed additional payment cuts to managed Medicare plans. Future changes may result in reduced premium payments to managed Medicare plans and may lead to decreased enrollment in such plans.

Medicaid

Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid program payments are made under a prospective payment system or are based on negotiated payment levels with individual hospitals. Medicaid reimbursement is less than Medicare reimbursement for the same services and is often less than a hospital’s cost of services. The federal government and many states have recently reduced or are currently considering legislation to reduce the level of Medicaid funding (including upper payment limits) or program eligibility that could adversely affect future levels of Medicaid reimbursement received by our hospitals. As permitted by law, certain states in which we operate have adopted broad-based provider taxes to fund their Medicaid programs. Since states must operate with balanced budgets and since the Medicaid program is often the state’s largest program, states may consider further reductions in their Medicaid expenditures.

As to recent federal action affecting Medicaid, the DRA included Medicaid cuts in federal funding of approximately $4.8 billion over five years. Additionally, on May 29, 2007, CMS published a final rule entitled “Medicaid Program; Cost Limit for Providers Operated by Units of Government and Provisions to Ensure the Integrity of Federal-State Financial Partnership” which was estimated to reduce federal Medicaid funding from $12 to $20 billion over five years. The U.S. Congress enacted two moratoria in respect of this rule that delayed six of the seven proposed Medicaid regulations in this final CMS rule until July 1, 2009. On June 30, 2009, three more of the Medicaid regulations that had been under a congressional moratorium set to expire July 1, 2009 were officially rescinded all or in part by CMS, and CMS also delayed until June 30, 2010 the enforcement of the fourth of the six regulations. As a result of these changes in implementing the final CMS 2007 rule, the impact on us of the final rule cannot be quantified.

Disproportionate Share Payments

Certain states in which we operate provide disproportionate share payments to hospitals that treat a disproportionately large number of low-income patients as part of their state Medicaid programs, similar to disproportionate share payments received from Medicare. During the years ended June 30, 2008 and 2009, we recognized revenues of approximately $20.2 million and $26.0 million, respectively, related to Medicaid disproportionate share reimbursement payments. These amounts do not include our revenues recognized from payments related to the Texas UPL program and the Illinois PTA program, which totaled $44.4 million during fiscal year 2009, since these programs are separate from DSH. These states continually assess the level of expenditures for disproportionate share reimbursement and may reduce these payments or restructure this portion of their Medicaid programs.

Given the recent budgetary challenges that most states faced (including those in which we operate) for their new fiscal years, it is reasonable to believe that Medicaid payment rates, coverage levels or patient eligibility could be reduced in future periods as new tax collections data is received. Such legislation could also include taxes assessed on hospitals to help fund or expand the states’ Medicaid programs or else to balance their general budgets. Future federal or state legislation or other changes in the administration or interpretation of government health programs by the federal government or by the states in which we operate could have a material adverse effect on our financial position, results of operations and cash flows.

Managed Medicaid

Managed Medicaid programs represent arrangements where states contract with one or more entities for patient enrollment, care management and claims adjudication for enrollees in their state Medicaid programs. The states usually do not give up program responsibilities for financing, eligibility criteria and core benefit plan design. We generally contract directly with one of the designated entities, usually a managed care organization. The provisions of these programs are state-specific.

Annual Cost Reports

All hospitals participating in the Medicare and Medicaid programs are required to meet specific financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients. Moreover, annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. The audit process takes several years to reach the final determination of allowable amounts under the programs. Providers also have the right of appeal, and it is common to contest issues raised in audits of prior years’ reports.

Many prior year cost reports of our facilities are still open. If any of our facilities are found to have been in violation of federal or state laws relating to preparing and filing of Medicare or Medicaid cost reports, whether prior to or after our ownership of these facilities, we and our facilities could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. If an allegation is lodged against one of our facilities for a violation occurring during the time period before we acquired the facility, we may have indemnification rights against the seller of the facility to us. In each of our acquisitions, we have negotiated customary indemnification and hold harmless provisions for any damages we may incur in these areas.

Managed Care and Other Private Insurers

Managed care providers, including health maintenance organizations, preferred provider organizations, other private insurance companies and employers, are organizations that provide insurance coverage and a network of healthcare providers to members for a fixed monthly premium. To attract additional volume, most of our hospitals offer discounts from established charges or prospective payment systems to these large group purchasers of healthcare services. These discount programs often limit our ability to increase charges in response to increasing costs. However, as part of our business strategy, we have been able to renegotiate payment rates on many of our managed care contracts to improve our operating margin. While we generally received annual average payment rate increases of five to 11 percent from non-governmental managed care payers during fiscal year 2009, there can be no assurance that we will continue to receive increases in the future and that patient volumes from these payers will not be adversely affected by rate negotiations. These contracts often contain exclusions, carve-outs, performance criteria and other provisions and guidelines that require our constant focus and attention. Patients who are members of managed care plans are not required to pay us for their healthcare services except for coinsurance and deductible portions of their plan coverage calculated after managed care discounts have been applied. While the majority of our admissions and revenues are generated from patients covered by managed care plans, the percentage may decrease in the future due to increased Medicare utilization associated with the aging U.S. population. We experienced a slight decrease in managed care utilization of inpatient days as a percentage of total inpatient days during the year ended June 30, 2009 compared to the year ended June 30, 2008. However, the percentage of managed care inpatient days to total inpatient days was significantly lower during the six months ended December 31, 2009 compared to the six months ended December 31, 2008.

Self-Pay Patients

Self-pay patients are patients who do not qualify for government programs payments, such as Medicare and Medicaid, who do not qualify for charity care under our guidelines and who do not have some form of private insurance. These patients are responsible for their own medical bills. We also include in our self-pay accounts those unpaid coinsurance and deductible amounts for which payment has been received from the primary payer.

Effective for service dates on or after April 1, 2009, as a result of a state mandate, we implemented a new uninsured discount policy for those patients receiving services in our Illinois hospitals who had no insurance coverage and who did not otherwise qualify for charity care under our guidelines. Under this policy, we apply an uninsured discount (calculated as a standard percentage of gross charges) at the time of patient billing and include this discount as a reduction to patient service revenues. We implemented this same policy in our Phoenix and San Antonio hospitals on July 1, 2009. These discounts were approximately $11.7 million and $112.9 million for the year ended June 30, 2009 and the six months ended December 31, 2009, respectively.

A significant portion of our self-pay patients are admitted through our hospitals’ emergency departments and often require high-acuity treatment. High-acuity treatment is more costly to provide and, therefore, results in higher billings, which are the least collectible of all accounts. We believe self-pay patient volumes and revenues have been impacted during the last two years due to a combination of broad economic factors, including reductions in state Medicaid budgets, increasing numbers of individuals and employers who choose not to purchase insurance and an increased burden of coinsurance and deductibles to be made by patients instead of insurers.

Self-pay accounts pose significant collectability problems. At December 31, 2009, approximately 19.5% of our accounts receivable, prior to the allowance for doubtful accounts, contractual allowances and the charity care allowance, was comprised of self-pay accounts. The majority of our provision for doubtful accounts relates to self-pay patients. While our combined allowances for doubtful accounts, uninsured discounts and charity care covered 88.6% of our self-pay receivables as of December 31, 2009, we remain vulnerable to further increased self-pay utilization. We are taking multiple actions in an effort to mitigate the effect on us of the high number of uninsured patients and the related economic impact. These initiatives include conducting detailed reviews of intake procedures in hospitals facing the greatest pressures and applying these intake best practices to all of our hospitals. We developed hospital-specific reports detailing collection rates by type of patient to help the hospital management teams better identify areas of vulnerability and opportunities for improvement. Also, we completely redesigned our self-pay collection workflows, enhanced technology and improved staff training in an effort to increase collections.

We do not pursue collection of amounts due from uninsured patients that qualify for charity care under our guidelines (currently those uninsured patients whose incomes are equal to or less than 200% of the current federal poverty guidelines set forth by the Department of Health and Human Services). We exclude charity care accounts from revenues when we determine that the account meets our charity care guidelines. We provide expanded discounts from billed charges and alternative payment structures for uninsured patients who do not qualify for charity care but meet certain other minimum income guidelines, primarily those uninsured patients with incomes between 200% and 500% of the federal poverty guidelines. During our fiscal years ended June 30, 2007, 2008 and 2009 and the six months periods ended December 31, 2008 and 2009, we deducted $86.1 million, $86.1 million, $91.8 million, $48.4 million and $43.2 million of charity care from gross charges, respectively.

Other Reimbursement Regulatory and Legislative Changes

Other regulatory and legislative actions that impact or may have a future impact on Medicare or Medicaid reimbursement are set forth below.

•	CMS Medicare Value-Based Purchasing Program Report—the U.S. Congress, through DRA, authorized the Secretary of Health and Human Services to develop a plan to implement value-based purchasing (“VBP”). In November 2007, CMS issued a report to the U.S. Congress with its plan to implement a VBP program that would transform Medicare from a passive payer of claims to an active purchaser of care. Under this proposal, its VBP program would make a portion of hospital payments contingent on actual performance under specified standards rather than simply on the hospital’s reporting data for those measures. We cannot predict what action the U.S. Congress will ultimately take regarding implementation of a VBP program at this time.

•	Medicare regulation of serious medical errors—In an effort to encourage hospitals to improve quality of care, the Medicare program and certain state Medicaid programs have taken steps to withhold payments to hospitals for treatment provided to patients whose conditions were caused by serious medical error. As of October 1, 2008, Medicare no longer pays hospitals for the additional costs of care resulting from medical events such as patient falls, objects left inside patients during surgery, pressure ulcers, and certain types of infections. In 2010, there are 10 conditions for which CMS will not pay if acquired during a hospital stay. Certain states have established policies or proposed legislation to prohibit hospitals from charging or receiving payments from their Medicaid programs for highly preventable adverse medical events (often called “never events”), which were developed by the National Quality Forum. Never events include wrong-site surgery, serious medication errors, discharging a baby to the wrong mother, etc.

•	SCHIP Extension Act of 2007—The State Children’s Health Insurance Program (“SCHIP”) provides health insurance coverage for poor children. SCHIP is jointly funded by the federal government and state governments but is administered and designed by the states. SCHIP provided a capped amount of funds to states on a matching basis through September 30, 2007, when it expired. SCHIP funding was extended through March 31, 2009 by a law signed in December 2007. President Obama signed the State Children’s Insurance Program bill in February 2009, which extends SCHIP by 4.5 years and expands the program to an additional 4.5 million children.

•	The American Recovery and Reinvestment Act of 2009—In February 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 into law. The $787 billion economic stimulus plan includes certain measures affecting medical providers including: $21 billion in health insurance assistance that includes COBRA continuation coverage for unemployed workers; a freeze until September 30, 2009 of the final rule phasing out Medicare IME capital payments; $86.7 billion for a temporary (27-month) increase in the rate at which the federal government matches states’ Medicaid expenditures and a 2.5% increase in the states’ fiscal year 2009 and 2010 DSH payments (with 2010’s 2.5% increase being above the 2009 payment), but will revert to 100% of the annual DSH allotments under current law after 2010; and $31 billion in new spending on health information technology, most of which is for incentive payments to physicians and hospitals and $2 billion for health information technology grants.

We cannot predict what impact these measures will have on our future results of operations or cash flows at this time.

Government Regulation and Other Factors

Overview

All participants in the healthcare industry are required to comply with extensive government regulation at the federal, state and local levels. In addition, these laws, rules and regulations are extremely complex and the healthcare industry has had the benefit of little or no regulatory or judicial interpretation of many of them. Although we believe we are in compliance in all material respects with such laws, rules and regulations, if a determination is made that we were in material violation of such laws, rules or regulations, our business, financial condition or results of operations could be materially adversely affected. If we fail to comply with applicable laws and regulations, we can be subject to criminal penalties and civil sanctions and our hospitals can lose their licenses and their ability to participate in the Medicare and Medicaid programs.

Licensing, Certification and Accreditation

Healthcare facility construction and operation is subject to federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Our facilities also are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We believe that all of our operating healthcare facilities are properly licensed under appropriate state healthcare laws.

All of our operating hospitals are certified under the Medicare program and are accredited by The Joint Commission (formerly, known as The Joint Commission on Accreditation of Healthcare Organizations), the effect of which is to permit the facilities to participate in the Medicare and Medicaid programs. If any facility loses its accreditation by The Joint Commission, or otherwise loses its certification under the Medicare program, then the facility will be unable to receive reimbursement from the Medicare and Medicaid programs. We intend to conduct our operations in compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, we may need to make changes in our facilities, equipment, personnel and services.

Certificates of Need

In some states, the construction of new facilities, acquisition of existing facilities or addition of new beds or services may be subject to review by state regulatory agencies under a Certificate of Need program. Illinois and Massachusetts are the only states in which we currently operate that require approval under a Certificate of Need program. These laws generally require appropriate state agency determination of public need and approval prior to the addition of beds or services or other capital expenditures. Failure to obtain necessary state approval can result in the inability to expand facilities, add services, acquire a facility or change ownership. Further, violation of such laws may result in the imposition of civil sanctions or the revocation of a facility’s license.

Utilization Review

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients be reviewed by quality improvement organizations that analyze the appropriateness of Medicare and Medicaid patient admissions and discharges, quality of care provided, validity of diagnosis related group classifications and appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided, assess fines and recommend to the Department of Health and Human Services that a provider not in substantial compliance with the standards of the quality improvement organization be excluded from participation in the Medicare program. Most non-governmental managed care organizations also require utilization review.

Federal Healthcare Program Statutes and Regulations

Participation in any federal healthcare program, such as the Medicare and Medicaid programs, is regulated heavily by statute and regulation. If a hospital provider fails to substantially comply with the numerous conditions of participation in the Medicare or Medicaid program or performs specific prohibited acts, the hospital’s participation in the Medicare program may be terminated or civil or criminal penalties may be imposed upon it under provisions of the Social Security Act and other statutes.

Anti-Kickback Statute

A section of the Social Security Act known as the federal Anti-Kickback Statute prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent of generating referrals or orders for services or items covered by a federal healthcare program. Violation of this statute is a felony, including criminal penalties of imprisonment or criminal fines up to $25,000 for each violation, but it also includes civil money penalties of up to $50,000 per violation, damages up to three times the total amount of the improper payment to the referral source and exclusion from participation in Medicare, Medicaid or other federal healthcare programs.

The Office of the Inspector General of the U.S. Department of Health and Human Services (the “OIG”) has published final safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute. Currently there are safe harbors for various activities, including the following: investment interests, space rental, equipment rental, practitioner recruitment, personal services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, ambulatory surgery centers and referral agreements for specialty services.

The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the Anti-Kickback Statute. The conduct or business arrangement, however, does increase the risk of scrutiny by government enforcement authorities. We may be less willing than some of our competitors to take actions or enter into business arrangements that do not clearly satisfy the safe harbors. As a result, this unwillingness may put us at a competitive disadvantage.

The OIG, among other regulatory agencies, is responsible for identifying and eliminating fraud, abuse and waste. The OIG carries out this mission through a nationwide program of audits, investigations and inspections. In order to provide guidance to healthcare providers, the OIG has from time to time issued “fraud alerts” that, although they do not have the force of law, identify features of a transaction that may indicate that the transaction could violate the Anti-Kickback Statute or other federal healthcare laws. The OIG has identified several incentive arrangements as potential violations, including:

•	payment of any incentive by the hospital when a physician refers a patient to the hospital;

•	use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital;

•	provision of free or significantly discounted billing, nursing or other staff services;

•	free training for a physician’s office staff, including management and laboratory techniques;

•	guarantees that provide that, if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder;

•	low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital;

•	payment of the costs of a physician’s travel and expenses for conferences or a physician’s continuing education courses;

•	coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician;

•	rental of space in physician offices, at other than fair market value terms, by persons or entities to which physicians refer;

•	payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered; or

•	“gain sharing,” the practice of giving physicians a share of any reduction in a hospital’s costs for patient care attributable in part to the physician’s efforts.

Also, the OIG has encouraged persons having information about hospitals who offer the above types of incentives to physicians to report such information to the OIG.

The OIG also issues “Special Advisory Bulletins” as a means of providing guidance to healthcare providers. These bulletins, along with other “fraud alerts,” have focused on certain arrangements between physicians and providers that could be subject to heightened scrutiny by government enforcement authorities, including, “suspect” joint ventures where physicians may become investors with the provider in a newly formed joint venture entity where the investors refer their patients to this new entity, and are paid by the entity in the form of “profit distributions.” These subject joint ventures may be intended not so much to raise investment capital legitimately to start a business, but to lock up a stream of referrals from the physician investors and to compensate them indirectly for these referrals. Because physician investors can benefit financially from their referrals, unnecessary procedures and tests may be ordered or performed, resulting in unnecessary Medicare expenditures.

Similarly, in a Special Advisory Bulletin issued in April 2003, the OIG focused on “questionable” contractual arrangements where a healthcare provider in one line of business (the “Owner”) expands into a related healthcare business by contracting with an existing provider of a related item or service (the “Manager/Supplier”) to provide the new item or service to the Owner’s existing patient population, including federal healthcare program patients (so called “suspect Contractual Joint Ventures”). The Manager/Supplier not only manages the new line of business, but may also supply it with inventory, employees, space, billing, and other services. In other words, the Owner contracts out substantially the entire operation of the related line of business to the Manager/Supplier—otherwise a potential competitor—receiving in return the profits of the business as remuneration for its federal program referrals. The Bulletin lists the following features of these “questionable” contractual relationships. First, the Owner expands into a related line of business, which is dependent on referrals from, or other business generated by, the Owner’s existing business. Second, the Owner neither operates the new business itself nor commits substantial financial, capital or human resources to the venture. Instead, it contracts out substantially all the operations of the new business. The Manager/Supplier typically agrees to provide not only management services, but also a range of other services, such as the inventory necessary to run the business, office and healthcare personnel, billing support, and space. Third, the Manager/Supplier is an established provider of the same services as the Owner’s new line of business. In other words, absent the contractual arrangement, the Manager/Supplier would be a competitor of the new line of business, providing items and services in its own right, billing insurers and patients in its own name, and collecting reimbursement. Fourth, the Owner and the Manager/Supplier share in the economic benefit of the Owner’s new business. The Manager/Supplier takes its share in the form of payments under the various contracts with the Owner; the Owner receives its share in the form of the residual profit from the new business. Fifth, aggregate payments to the Manager/Supplier typically vary with the value or volume of business generated for the new business by the Owner. We monitor carefully our contracts with other healthcare providers and attempt to not allow our facilities to enter into these suspect Contractual Joint Ventures.

In addition to issuing fraud alerts and Special Advisory Bulletins, the OIG from time to time issues compliance program guidance for certain types of healthcare providers. In January 2005, the OIG published a

Supplemental Compliance Guidance for Hospitals, supplementing its 1998 guidance for the hospital industry. In the supplemental guidance, the OIG identifies a number of risk areas under federal fraud and abuse statutes and regulations. These areas of risk include compensation arrangements with physicians, recruitment arrangements with physicians and joint venture relationships with physicians. In addition, the Senate Health Reform Bill includes provisions that would revise the scienter requirements such that a person need not have actual knowledge of the Anti-Kickback Statute or intent to violate the Anti-Kickback Statute to be found guilty of a violation.

We have a variety of financial relationships with physicians who refer patients to our hospitals. As of January 1, 2010, physicians owned interests in two of our free-standing surgery centers in California and seven of our diagnostic imaging centers in Texas. We may sell ownership interests in certain other of our facilities to physicians and other qualified investors in the future. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases and professional service agreements. We have provided financial incentives to recruit physicians to relocate to communities served by our hospitals, including income and collection guarantees and reimbursement of relocation costs, and will continue to provide recruitment packages in the future. Although we have established policies and procedures to ensure that our arrangements with physicians comply with current law and applicable regulations, we cannot assure you that regulatory authorities that enforce these laws will not determine that some of these arrangements violate the Anti-Kickback Statute or other applicable laws. An adverse determination could subject us to liabilities under the Social Security Act, including criminal penalties, civil monetary penalties and exclusion from participation in Medicare, Medicaid or other federal healthcare programs, any of which could have a material adverse effect in our business, financial condition or results of operations.

Other Fraud and Abuse Provisions

The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the Anti-Kickback Statute, these provisions are very broad. Further, the Social Security Act contains civil penalties for conduct including improper coding and billing for unnecessary goods and services. Careful and accurate preparation and submission of claims for reimbursement must be performed in order to avoid liability.

The Health Insurance Portability and Accountability Act of 1996 broadened the scope of the fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. This Act also created new enforcement mechanisms to combat fraud and abuse, including the Medicaid Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials now have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud. Additionally, this Act establishes a violation for the payment of inducements to Medicare or Medicaid beneficiaries in order to influence those beneficiaries to order or receive services from a particular provider or practitioner.

Some of these provisions, including the federal Civil Monetary Penalty Law, require a lower burden of proof than other fraud and abuse laws, including the Anti-Kickback Statute. Civil monetary penalties that may be imposed under the federal Civil Monetary Penalty Law range from $10,000 to $50,000 per act, and in some cases may result in penalties of up to three times the remuneration offered, paid, solicited or received. In addition, a violator may be subject to exclusion from federal and state healthcare programs. Federal and state governments increasingly use the federal Civil Monetary Penalty Law, especially where they believe they cannot meet the higher burden of proof requirements under the Anti-Kickback Statute.

The Stark Law

The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and (to an extent) Medicaid patients to entities with which they or any of their immediate family members have a financial relationship for the provision of certain designated health services that are reimbursable by Medicare or Medicaid, including inpatient and outpatient hospital services. The law also prohibits the entity from billing the Medicare program for any items or services that stem from a prohibited referral. Sanctions for violating the Stark Law include denial of payment, refunding amounts received for services provided pursuant to prohibited referrals, civil money penalties up to $15,000 per item or service improperly billed and exclusion from the federal healthcare programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. There are a number of exceptions to the self-referral prohibition, including an exception for a physician’s ownership interest in an entire hospital as opposed to an ownership interest in a hospital department, although both the House-passed and the Senate-passed versions of the pending health reform legislation would restrict any expansion of current physician ownership, limits future physician ownership of hospitals, and requires that patients be informed of a physician’s ownership interest prior to a referral to such a facility by a physician-owner. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases, professional services agreements, non-cash gifts having an annual value of no more than $355 in calendar 2009 and recruitment agreements. Unlike safe harbors under the Anti-Kickback Statute with which compliance is voluntary, an arrangement must comply with every requirement of a Stark Law exception or the arrangement is in violation of the Stark Law.

CMS has issued three phases of final regulations implementing the Stark Law. Phases I and II became effective in January 2002 and July 2004, respectively, and Phase III became effective in December 2007. While these regulations help clarify the requirements of the exceptions to the Stark Law, it is unclear how the government will interpret many of these exceptions for enforcement purposes. In addition, in July 2007 CMS proposed far-reaching changes to the regulations implementing the Stark Law that would further restrict the types of arrangements that hospitals and physicians may enter, including additional restrictions on certain leases, percentage compensation arrangements, and agreements under which a hospital purchases services under arrangements. On July 31, 2008, CMS issued a final rule which, in part, finalized and responded to public comments regarding some of its July 2007 proposed major changes to the Stark Law regulations. The most far-reaching of the changes made in this final July 2008 rule effectively prohibit, as of a delayed effective date of October 1, 2009, many “under arrangements” ventures between a hospital and any referring physician or entity owned, in whole or in part, by a referring physician and unit-of-service-based or “per click” compensation and percentage-based compensation in office space and equipment leases between a hospital and any referring physician or entity owned, in whole or in part, by a referring physician. We examined all of our “under arrangement” ventures and space and equipment leases with physicians to identify those arrangements which would have failed to conform to these new Stark regulations as of October 1, 2009, and we restructured or terminated all such non-conforming arrangements so identified prior to October 1, 2009.

Because the Stark Law and its implementing regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of this law and its regulations. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot assure that every relationship complies fully with the Stark Law. In addition, in the July 2008 final Stark rule CMS indicated that it will continue to enact further regulations tightening aspects of the Stark Law that it perceives allow for Medicare program abuse, especially those regulations that still permit physicians to profit from their referrals of ancillary services. There can be no assurance that the arrangements entered into by us and our facilities with physicians will be found to be in compliance with the Stark Law, as it ultimately may be implemented or interpreted.

Similar State Laws, etc.

Many of the states in which we operate also have adopted laws that prohibit payments to physicians in exchange for referrals similar to the federal Anti-Kickback Statute or that otherwise prohibit fraud and abuse activities. Many states also have passed self-referral legislation, similar to the Stark Law, prohibiting the referral of patients to entities with which the physician has a financial relationship. Often these state laws are broad in scope and they may apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties, as well as loss of licensure. Little precedent exists for the interpretation or enforcement of these state laws.

Certain Implications of these Fraud and Abuse Laws or New Laws

Our operations could be adversely affected by the failure of our arrangements to comply with the Anti-Kickback Statute, the Stark Law, billing laws and regulations, current state laws or other legislation or regulations in these areas adopted in the future. We are unable to predict whether other legislation or regulations at the federal or state level in any of these areas will be adopted, what form such legislation or regulations may take or how they may impact our operations. We are continuing to enter into new financial arrangements with physicians and other providers in a manner structured to comply in all material respects with these laws. We cannot assure you, however, that governmental officials responsible for enforcing these laws will not assert that we are in violation of them or that such statutes or regulations ultimately will be interpreted by the courts in a manner consistent with our interpretation.

The Federal False Claims Act and Similar Laws

Another trend affecting the healthcare industry today is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government’s behalf under the False Claims Act’s “qui tam” or whistleblower provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. If the government intervenes in the action and prevails, the party filing the initial complaint may share in any settlement or judgment. If the government does not intervene in the action, the whistleblower plaintiff may pursue the action independently, and may receive a larger share of any settlement or judgment. When a private party brings a qui tam action under the False Claims Act, the defendant generally will not be made aware of the lawsuit until the government makes a determination whether it will intervene.

When a defendant is determined by a court of law to be liable under the False Claims Act, the defendant must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. Settlements entered into prior to litigation usually involve a less severe calculation of damages. There are many potential bases for liability under the False Claims Act. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under the False Claims Act may be substantial. Liability arises when an entity knowingly submits a false claim for reimbursement to the federal government or, since May 2009, when an entity knowingly or improperly retains an overpayment that it has an obligation to refund. The False Claims Act defines the term “knowingly” broadly. Thus, simple negligence will not give rise to liability under the False Claim Act, but submitting a claim with reckless disregard to its truth or falsity can constitute “knowingly” submitting a false claim and result in liability. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes and have submitted claims to a governmental payer during the time period they allegedly violated these other statutes, have thereby submitted false claims under the False Claims Act. Such other statutes include the Anti-Kickback Statute and the Stark Law. Courts have held that violations of these statutes can properly form the basis of a False Claims Act case.

A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the False Claims Act or similar state laws.

Provisions in the DRA that went into effect on January 1, 2007 give states significant financial incentives to enact false claims laws modeled on the federal False Claims Act. Additionally, the DRA requires every entity that receives annual payments of at least $5 million from a state Medicaid plan to establish written policies for its employees that provide detailed information about federal and state false claims statutes and the whistleblower protections that exist under those laws. Both provisions of the DRA are expected to result in increased false claims litigation against healthcare providers. We have complied with the written policy requirements.

Corporate Practice of Medicine and Fee Splitting

The states in which we operate have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians or laws that prohibit certain direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements that may violate these restrictions. These statutes vary from state to state, are often vague and seldom have been interpreted by the courts or regulatory agencies. Although we exercise care to structure our arrangements with healthcare providers to comply with the relevant state law, and believe these arrangements comply with applicable laws in all material respects, we cannot assure you that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with our interpretations.

The Health Insurance Portability and Accountability Act of 1996

The Administrative Simplification Provisions of the HIPAA require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. The Department of Health and Human Services (“HHS”) has issued regulations implementing the HIPAA Administrative Simplification Provisions and compliance with these regulations is mandatory for our facilities. In January 2009, CMS published a final rule regarding updated standard code sets for certain diagnoses and procedures known as ICD-10 code sets and related changes to the formats used for certain electronic transactions. While use of the ICD-10 code sets is not mandatory until October 1, 2013, we will be modifying our payment systems and processes to prepare for the implementation. In addition, HIPAA requires that each provider use a National Provider Identifier. While use of the ICD-10 code sets will require significant administrative changes, we believe that the cost of compliance with these regulations has not had and is not expected to have a material, adverse effect on our business, financial position or results of operations.

The privacy and security regulations promulgated pursuant to HIPAA extensively regulate the use and disclosure of individually identifiable health information and require covered entities, including our hospitals and health plans, to implement administrative, physical and technical safeguards to protect the security of such information. The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) — one part of the American Recovery and Reinvestment Act of 2009 (“ARRA”) — broadened the scope of the HIPAA privacy and security regulations. On August 24, 2009, HHS issued an Interim Final Rule addressing security breach notification requirements and, on October 30, 2009, issued an Interim Final Rule implementing amendments to the enforcement regulations under HIPAA.

Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties, and the HITECH Act has strengthened the enforcement provisions of HIPAA, which may result in increased enforcement activity. For violations occurring on or after February 18, 2009, entities are subject to tiered ranges for civil money penalty amounts based upon the increasing levels of culpability associated with violations. Under the October 30, 2009, Interim Final Rule, the range of minimum penalty amounts for each offense increases from up to $100 to $100 to $50,000 (for violations due to willful neglect and not corrected during the 30-day period beginning on the first date the entity knew, or, by exercising reasonable diligence, would have known that the violation occurred). Similarly, the penalty amount available in a calendar year for identical violations is substantially increased from $25,000 to $1,500,000. In addition, the ARRA authorizes state attorney generals to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. Additionally, the ARRA broadens the applicability of the criminal penalty provisions to employees of covered entities and requires HHS to impose penalties for violations resulting from willful neglect. Further, under the ARRA, HHS is now required to conduct periodic compliance audits of covered entities and their business associates.

The HITECH Act provides a framework for security breach notification requirements to individuals affected by a breach and, in some cases, to HHS or to prominent media outlets. This reporting obligation applies broadly to breaches involving unsecured protected health information and became effective September 23, 2009. In addition, the HITECH Act extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations beginning February 17, 2010.

In addition, we remain subject to any state laws that relate to privacy or the reporting of security breaches that are more restrictive than the regulations issued under HIPAA and the requirements of the ARRA. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving certain individually identifiable health or financial information. In addition, the Federal Trade Commission has issued regulations requiring health providers and health plans to implement by May 1, 2009 written identity theft prevention programs to detect, prevent, and mitigate identity theft in connection with certain accounts. We have complied with these new Federal Trade Commission regulations requiring identity theft prevention programs in all of our hospitals and health plans.

Compliance with these standards has and will continue to require significant commitment and action by us and significant costs. We have appointed members of our management team to direct our compliance with these standards. Implementation has and will continue to require us to engage in extensive preparation and make significant expenditures. At this time we have appointed a corporate privacy officer and a privacy officer at each of our facilities, prepared privacy policies, trained our workforce on these policies and entered into business associate agreements with the appropriate vendors. However, failure by us or third parties on which we rely, including payers, to resolve HIPAA-related implementation or operational issues could have a material adverse effect on our results of operations and our ability to provide healthcare services. Consequently, we can give you no assurance that issues related to the full implementation of, or our operations under, HIPAA will not have a material adverse effect on our financial condition or future results of operations.

Conversion Legislation

Many states have enacted laws affecting the conversion or sale of not-for-profit hospitals. These laws generally include provisions relating to attorney general approval, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states, there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may increase the cost and difficulty or prevent the completion of transactions with or acquisitions of not-for-profit organizations in various states.

The Emergency Medical Treatment and Active Labor Act

The Federal Emergency Medical Treatment and Active Labor Act (“EMTALA”) was adopted by the U.S. Congress in response to reports of a widespread hospital emergency room practice of “patient dumping.” At the time of the enactment, patient dumping was considered to have occurred when a hospital capable of providing the needed care sent a patient to another facility or simply turned the patient away based on such patient’s inability to pay for his or her care. The law imposes requirements upon physicians, hospitals and other facilities that provide emergency medical services. Such requirements pertain to what care must be provided to anyone who comes to such facilities seeking care before they may be transferred to another facility or otherwise denied care. The government broadly interprets the law to cover situations in which patients do not actually present to a hospital’s emergency department, but present to a hospital-based clinic that treats emergency medical conditions on an urgent basis or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services. Sanctions for violations of this statute include termination of a hospital’s Medicare provider agreement, exclusion of a physician from participation in Medicare and Medicaid programs and civil monetary penalties. In addition, the law creates private civil remedies that enable an individual who suffers personal harm as a direct result of a violation of the law, and a medical facility that suffers a financial loss as a direct result of another participating hospital’s violation of the law, to sue the offending hospital for damages and equitable relief. Although we believe that our practices are in substantial compliance with the law, we cannot assure you that governmental officials responsible for enforcing the law will not assert from time to time that our facilities are in violation of this statute.

Antitrust Laws

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, agreements to fix wages, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission. We believe we are in compliance with such federal and state laws, but there can be no assurance that a review of our practices by courts or regulatory authorities will not result in a determination that could adversely affect our operations.

Healthcare Reform

The Obama administration and Congress have been working to develop a comprehensive healthcare reform bill during the past several months. On March 21, 2010, the House passed the “Patient Protection and Affordable Care Act,” the exact version of a healthcare reform bill previously passed by the Senate on December 24, 2009, and the “Health Care and Education Affordability Reconciliation Act of 2010,” an accompanying bill that would make certain adjustments to the original Senate bill, the most notable of which would include more generous subsidies to lower income families to purchase insurance, a delay until 2018 of the tax assessed to generous employer-sponsored health plans and a gradual closing of the Medicare Part D “donut hole.” The original Senate bill and the accompanying House bill (as amended by the Senate) were signed by President Obama into law on March 23, 2010 and March 30, 2010, respectively.

The provisions included in the combination of these two bills generally provide increased access to health benefits for uninsured or underinsured populations through the creation of state-based health insurance exchanges and expansion of coverage under Medicaid programs but will exclude a public insurance option. Under the combined bills, federal health program expenditures will be reduced by more than $480.0 billion over 10 years through reductions in the annual market basket updates for Medicare fee-for-service providers, reduced subsidies to Medicare Advantage health plans, reductions in Medicare and Medicaid disproportionate share funding and cuts in payments to hospitals with high readmission rates. The expansion of Medicaid programs could result in additional utilization at our facilities with lower reimbursement than the cost required to provide such services. The combined bills also include pilot programs for hospitals to provide value-based care and to penalize hospitals that perform poorly on certain quality measures and may result in additional medical information technology investments by us.

Most of the provisions of these healthcare bills do not go into effect immediately and may be delayed for several years. During this time, the bills will be subject to further adjustments through future legislation or even constitutional challenges. We will not be able to determine the effects of either or both of these bills on our operations and business condition for a significant period of time.

Many states have also enacted or are considering enacting measures designed to reduce their Medicaid expenditures. States have also adopted, or are considering, legislation designed to reduce coverage and program eligibility and/or impose additional taxes on hospitals to help finance or expand states’ Medicaid systems. Also, many states, including the states in which we operate, have applied for and been granted federal waivers from current Medicaid regulations to allow them to serve some or all of their Medicaid participants through managed care providers. If enacted into law, the new federal healthcare reform bill could significantly complicate states’ efforts to balance their budgets, which could result in additional rate reductions or tax assessments to healthcare providers. Similar to federal healthcare reform, we cannot determine the impact of potential state healthcare reform at this time.

Healthcare Industry Investigations

Significant media and public attention has focused in recent years on the hospital industry. In recent years, increased attention has been paid to hospitals with high Medicare outlier payments and to recruitment arrangements with physicians. Further, there are numerous ongoing federal and state investigations regarding multiple issues. These investigations have targeted hospital companies as well as their executives and managers. Like other hospital companies, we have substantial Medicare, Medicaid and other governmental billings and we engage in various arrangements with physicians, which could result in scrutiny of our operations. We continue to monitor these and all other aspects of our business and have developed a compliance program to assist us in gaining comfort that our business practices are consistent with both legal principles and current industry standards. However, because the law in this area is complex and constantly evolving, we cannot assure you that government investigations will not result in interpretations that are inconsistent with industry practices, including ours. In public statements surrounding current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation previously has been available, that appear to be inconsistent with practices that have been common within the industry and that previously have not been challenged in this manner. In some instances, government investigations that have in the past been conducted under the civil provisions of federal law may now be conducted as criminal investigations.

Many current healthcare investigations are national initiatives in which federal agencies target an entire segment of the healthcare industry. One example is the federal government’s initiative regarding hospital providers’ improper requests for separate payments for services rendered to a patient on an outpatient basis within three days prior to the patient’s admission to the hospital, where reimbursement for such services is included as part of the reimbursement for services furnished during an inpatient stay. In particular, the government has targeted all hospital providers to ensure conformity with this reimbursement rule. The federal government also has undertaken a national investigative initiative targeting the billing of claims for inpatient services related to bacterial pneumonia, as the government has found that many hospital providers have attempted to bill for pneumonia cases under more complex and higher reimbursed diagnosis related groups codes. Further, the federal government continues to investigate Medicare overpayments to prospective payment hospitals that incorrectly report transfers of patients to other prospective payment system hospitals as discharges. We are aware that prior to our acquisition of them, several of our hospitals were contacted in relation to certain government investigations relating to their operations. Although we take the position that, under the terms of the acquisition agreements, the prior owners of these hospitals retained any liability resulting from these government investigations, we cannot assure you that the prior owners’ resolution of these matters or failure to resolve these matters, in the event that any resolution was deemed necessary, will not have a material adverse effect on our operations. Further, under the federal False Claims Act, private parties have the right to bring “qui tam” whistleblower lawsuits against companies that submit false claims for payments to the government. Some states have adopted similar state whistleblower and false claims provisions.

In addition to national enforcement initiatives, federal and state investigations commonly relate to a wide variety of routine healthcare operations such as: cost reporting and billing practices; financial arrangements with referral sources; physician recruitment activities; physician joint ventures; and hospital charges and collection practices for self-pay patients. We engage in many of these routine healthcare operations and other activities that could be the subject of governmental investigations or inquiries from time to time. For example, we have significant Medicare and Medicaid billings, we have numerous financial arrangements with physicians who are referral sources to our hospitals and we have joint venture arrangements involving physician investors.

While we are not currently aware of any material investigation of us under federal or state healthcare laws or regulations, it is possible that governmental entities may conduct investigations at facilities operated by us and that such investigations could result in significant penalties to us, as well as adverse publicity. It is also possible that our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. The positions taken by authorities in any future investigations of us, our executives or managers or other healthcare providers and the liabilities or penalties that may be imposed could have a material adverse effect on our business, financial condition and results of operations.

Health Plan Regulatory Matters

Our health plans are subject to state and federal laws and regulations. CMS has the right to audit our health plans to determine the plans’ compliance with such standards. In addition, AHCCCS has the right to audit PHP to determine PHP’s compliance with such standards. Also, PHP is required to file periodic reports with AHCCCS, meet certain financial viability standards, provide its enrollees with certain mandated benefits and meet certain quality assurance and improvement requirements. Our health plans also have to comply with the standardized formats for electronic transmissions and privacy and security standards set forth in the Administrative Simplifications Provisions of HIPAA. Our health plans have implemented the necessary policies and procedures to comply with the final federal regulations on these matters and were in compliance with them by their deadlines.

The Anti-Kickback Statute has been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal health program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. Similar statutes have been adopted in Illinois and Arizona that apply regardless of the source of reimbursement. The Department of Health and Human Services has adopted safe harbor regulations specifying certain relationships and activities that are deemed not to violate the Anti-Kickback Statute which specifically relate to managed care including:

•	waivers by health maintenance organizations of Medicare and Medicaid beneficiaries’ obligations to pay cost-sharing amounts or to provide other incentives in order to attract Medicare and Medicaid enrollees;

•	certain discounts offered to prepaid health plans by contracting providers;

•	certain price reductions offered to eligible managed care organizations; and

•	certain price reductions offered by contractors with substantial financial risk to managed care providers.

We believe that the incentives offered by our health plans to their enrollees and the discounts they receive contracting with healthcare providers satisfy the requirements of the safe harbor regulations. However, the failure to satisfy each criterion of the applicable safe harbor does not mean that the arrangement constitutes a violation of the law; rather, the safe harbor regulations provide that an arrangement which does not fit within a safe harbor must be analyzed on the basis of its specific facts and circumstances. We believe that our health plans’ arrangements comply in all material respects with the federal Anti-Kickback Statute and similar state statutes.

Environmental Matters

We are subject to various federal, state and local laws and regulations relating to environmental protection. Our hospitals are not highly regulated under environmental laws because we do not engage in any industrial activities at those locations. The principal environmental requirements and concerns applicable to our operations relate to:

•	the proper handling and disposal of hazardous and low level medical radioactive waste;

•	ownership or historical use of underground and above-ground storage tanks;

•	management of impacts from leaks of hydraulic fluid or oil associated with elevators, chiller units or incinerators;

•	appropriate management of asbestos-containing materials present or likely to be present at some locations; and

•	the potential acquisition of, or maintenance of air emission permits for, boilers or other equipment.

We do not expect our compliance with environmental laws and regulations to have a material effect on us. We may also be subject to requirements related to the remediation of substances that have been released into the environment at properties owned or operated by us or at properties where substances were sent for off-site treatment or disposal. These remediation requirements may be imposed without regard to fault and whether or not we owned or operated the property at the time that the relevant releases or discharges occurred. Liability for environmental remediation can be substantial.

MANAGEMENT

Executive Officers and Directors

Our board of directors consists of six members, four of whom were nominated by Blackstone, one of whom was nominated by Morgan Stanley Capital Partners, together with its affiliates (collectively, “MSCP”), and one of whom is our chief executive officer (and, if our chief executive officer is not Charles N. Martin, Jr., such other person designated by members of senior management who hold membership units of Holdings). Blackstone has the right to increase the size of Vanguard’s board from six to nine members, with one additional director to be designated by Blackstone and two additional directors to be independent persons identified by our chief executive officer and acceptable to Blackstone. MSCP and senior management will each continue to be entitled to nominate and elect one director unless and until the earlier of (1) such time as such group ceases to own a number of shares of our common stock and Holdings units that is no less than 50.0% of the number of Class A units in Holdings owned on September 23, 2004; and (2) such time as Blackstone’s ownership percentage in Vanguard (factoring in both direct ownership and ownership through Holdings) is less than 10%. Holdings acquired Vanguard pursuant to a merger (the “Merger”) on September 23, 2004.

The table below presents information with respect to the members of our board of directors and our executive officers and their ages as of March 1, 2010.

Name	Age	Position

Charles N. Martin, Jr.	67	Chairman of the Board & Chief Executive Officer; Director
Kent H. Wallace	54	President & Chief Operating Officer
Keith B. Pitts	52	Vice Chairman
Mark R. Montoney, MD	52	Executive Vice President & Chief Medical Officer
Joseph D. Moore	63	Executive Vice President
Bradley A. Perkins, MD	50	Executive Vice President-Strategy and Innovation & Chief Transformation Officer
Phillip W. Roe	49	Executive Vice President, Chief Financial Officer & Treasurer
Ronald P. Soltman	63	Executive Vice President, General Counsel & Secretary
Dan F. Ausman	55	Senior Vice President-Operations
Reginald M. Ballantyne III	66	Senior Vice President-Market Strategy & Government Affairs
Bruce F. Chafin	53	Senior Vice President-Compliance & Ethics
Paul T. Dorsa	53	Senior Vice President-Development
Larry Fultz	55	Senior Vice President-Human Resources
Joseph J. Mullany	45	Senior Vice President-Operations
Harold H. Pilgrim III	49	Senior Vice President & Chief Development Officer
Graham Reeve	45	Senior Vice President-Operations
James H. Spalding	51	Senior Vice President, Assistant General Counsel & Assistant Secretary
Jana S. Stonestreet	56	Senior Vice President & Chief Nursing Executive
Alan G. Thomas	56	Senior Vice President-Operations Finance
Thomas M. Ways	60	Senior Vice President-Managed Care

Name	Age	Position

Gary D. Willis	45	Senior Vice President, Controller & Chief Accounting Officer
Deanna L. Wise	41	Senior Vice President & Chief Information Officer
Michael A. Dal Bello	38	Director
M. Fazle Husain	45	Director
James A. Quella	60	Director
Neil P. Simpkins	43	Director

Charles N. Martin, Jr. has served as Chairman of the board of directors and Chief Executive Officer of Vanguard since July 1997. Until May 31, 2001, he was also Vanguard’s President. From January 1992 until January 1997, Mr. Martin was Chairman, President and Chief Executive Officer of OrNda HealthCorp (“OrNda”), a hospital management company. Prior thereto Mr. Martin was President and Chief Operating Officer of HealthTrust, Inc., a hospital management company, from September 1987 until October 1991. Mr. Martin is also a director of several privately held companies.

Kent H. Wallace has served as Vanguard’s President & Chief Operating Officer since September 2005. Prior thereto he was a Senior Vice President — Operations of Vanguard from February 2003 until September 2005. Prior thereto from July 2001 to December 2002 he was Regional Vice President of Province Healthcare Company of Brentwood, Tennessee, an owner and operator of 20 non-urban, acute care hospitals in 13 states of the United States. During this time Mr. Wallace had managerial responsibility for seven of these hospitals. From June 1999 until June 2001 Mr. Wallace was President and Chief Executive Officer of Custom Curb, Inc. of Chattanooga, Tennessee, a family owned company which manufactured roof accessories. Prior thereto from January 1997 until May 1999 Mr. Wallace was a Vice President — Acquisitions and Development of Tenet Healthcare Corporation of Dallas, Texas, a hospital management company (“Tenet”).

Keith B. Pitts has been Vanguard’s Vice Chairman since May 2001, was a director of Vanguard from August 1999 until September 2004, and was an Executive Vice President of Vanguard from August 1999 until May 2001. Prior thereto, from November 1997 until June 1999, he was the Chairman and Chief Executive Officer of Mariner Post-Acute Network, Inc. and its predecessor, Paragon Health Network, Inc., which is a nursing home management company. Prior thereto from August 1992 until January 1997, Mr. Pitts served as Executive Vice President and Chief Financial Officer of OrNda.

Mark R. Montoney, MD has been Vanguard’s Executive Vice President & Chief Medical Officer since December 2008. Prior to his employment with Vanguard, from July 2005 to December 2008 Dr. Montoney was System Vice President and Chief Medical Officer of OhioHealth Corporation, a not-for-profit regional hospital management company headquartered in Columbus, Ohio, which operates 8 hospitals, over 20 health and surgery centers, and has affiliation agreements with 9 hospitals, within a 40-county area in central Ohio. Prior thereto, from July 2000 to July 2005, Dr. Montoney was Vice President — Quality & Clinical Support, of Riverside Methodist Hospital, a 985-bed tertiary care hospital in Columbus, Ohio.

Joseph D. Moore has served as an Executive Vice President of Vanguard since November 2007. He served as Executive Vice President, Chief Financial Officer and Treasurer of Vanguard from July 1997 until November 2007 and was a director of Vanguard from July 1997 until September 2004. From February 1994 to April 1997, he was Senior Vice President — Development of Columbia/HCA Healthcare Corporation (“Columbia”), a hospital management company. Mr. Moore first joined Hospital Corporation of America (a predecessor of Columbia) in April 1970, rising to Senior Vice President — Finance and Development in January 1993.

Bradley A. Perkins, MD has been Executive Vice President — Strategy and Innovation & Chief Transformation Officer of Vanguard since July 2009. Prior to his employment with Vanguard, Dr. Perkins held various positions with the Centers for Disease Control & Prevention (“CDC”) from July 1989 to June 2009, including Chief Strategy & Innovation Officer and Chief, Office of Strategy & Innovation from December 2005 to June 2009, and Deputy Director, Office of Strategy & Innovation, from May 2004 to December 2005.

Phillip W. Roe has been Executive Vice President, Chief Financial Officer and Treasurer since November 2007. He was Senior Vice President, Controller and Chief Accounting Officer of Vanguard from July 1997 to November 2007. Prior thereto he was Senior Vice President, Controller and Chief Accounting Officer of OrNda from September 1996 until January 1997 and was Vice President, Controller and Chief Accounting Officer of OrNda from October 1994 until September 1996.

Ronald P. Soltman has been Vanguard’s Executive Vice President, General Counsel and Secretary since July 1997 and was a director of Vanguard from July 1997 until September 2004. From April 1994 until January 1997, he was Senior Vice President, General Counsel and Secretary of OrNda. From February 1994 until March 1994, he was Vice President and Assistant General Counsel of Columbia. From 1984 until February 1994, he was Vice President and Assistant General Counsel of Hospital Corporation of America.

Dan F. Ausman has served as a Senior Vice President — Operations of Vanguard since February 2006. Prior thereto from May 2005 to February 2006 he was Vice President — Operations of Vanguard. From 1998 to April 2005 Mr. Ausman was the President & Chief Executive Officer of Irvine Regional Hospital and Medical Center, a 176-bed acute care hospital in Irvine, CA which is owned by an affiliate of Tenet.

Reginald M. Ballantyne III joined Vanguard in May 2001 and has served as Senior Vice President - Market Strategy & Government Affairs of Vanguard since January 2002. From 1984 to 2001, he served as President of PMH Health Resources, Inc. (“PMH”), an Arizona based multi-unit healthcare system. In February 2001, PMH filed a Chapter 11 proceeding in order to implement the sale of the business and assets of PMH to Vanguard. Prior to 1984, Mr. Ballantyne served as President of Phoenix Memorial Hospital in Phoenix, Arizona. Mr. Ballantyne served as Chairman of the American Hospital Association (“AHA”) in 1997 and as Speaker of the AHA House of Delegates in 1998. He is a Fellow of the American College of Healthcare Executives (“ACHE”) and a recipient of the ACHE Gold Medal Award for Management Excellence. Mr. Ballantyne also served as a member of the National Board of Commissioners for the Joint Commission on Accreditation of Healthcare Organizations and as Chairman of the AHA Committee of Commissioners from 1992 until 1995. Mr. Ballantyne was recently elected Chairman-elect of the Arizona Chamber of Commerce and Industry. He has previously served as a director of Superior Consultant Holdings Corporation and is currently a director of several privately held companies.

Bruce F. Chafin has served as Senior Vice President — Compliance & Ethics of Vanguard since July 1997. Prior thereto, from April 1995 to January 1997, he served as Vice President — Compliance & Ethics of OrNda.

Paul T. Dorsa has served Senior Vice President — Development of Vanguard since September 2008. Prior to his employment with Vanguard, from May 2004 to September 2008 he was the Vice President — Mergers & Acquisition of DaVita Inc., an El Segundo, California-based provider of dialysis services and education for patients with chronic kidney failure and end stage renal disease, managing in the United States more than 1,000 outpatient facilities and acute units in more than 700 hospitals.

Larry Fultz has served as Senior Vice President — Human Resources of Vanguard since February 2009. Prior to his employment with Vanguard, from October 2007 to January 2009 he was Executive Vice President — Human Resources of the Victoria Secret Brand division of Limited Brands, Inc., headquartered in Columbus, Ohio. The Victoria Secret Brand division sells women’s intimate and other apparel, personal care and beauty products and accessories under the Victoria’s Secret brand name through retail stores, its website and its catalogue. Prior thereto from April 2006 to October 2007, Mr. Fultz was Executive Vice President — Human Resources of the Victoria Secret retail store division of Limited Brands, Inc. Prior to joining Victoria Secret, from September 2000 to April 2006 Mr. Fultz was Vice President — Human Resources of Cintas Corporation, headquartered in Cincinnati, Ohio. Cintas designs, manufactures and implements corporate identity uniform programs, and provides entrance mats, restroom supplies, promotional products, first aid, safety, fire protection products and services and document management services for other businesses.

Joseph J. Mullany has served as a Senior Vice President — Operations of Vanguard since September 2005. Prior thereto from October 2002 to August 2005 he was a Regional Vice President of Essent Healthcare, Inc. of Nashville, TN, an investor-owned hospital management company, responsible for its New England Division. Prior thereto from October 1998 to October 2002 Mr. Mullany was a Division Vice President of

Health Management Associates, Inc. of Naples, Florida, an investor-owned hospital management company, responsible for its Mississippi Division.

Harold H. Pilgrim III has served as the Senior Vice President & Chief Development Officer of Vanguard since July 2009. Prior thereto from September 2005 to June 2009 he was a Senior Vice President — Operations of Vanguard. From February 2003 to September 2005 he was Vice President - Business Development of Vanguard, responsible for development for Vanguard’s Texas operations. Prior thereto from November 2001 to January 2003 Mr. Pilgrim was Vanguard’s Vice President — Investor Relations, and during that period he was also involved in Vanguard’s acquisitions and development activities.

Graham Reeve has served as a Senior Vice President — Operations of Vanguard since July 2009. Prior thereto from April 2009 to June 2009 he was Vice President and Chief Operating Officer of Vanguard’s Texas operations. From December 2005 to April 2009 he was President and Chief Executive Officer of Vanguard’s St. Luke’s Baptist Hospital in San Antonio, Texas. Prior thereto from September 2003 to November 2005 he was Vice President — Ambulatory Services of Vanguard’s Texas operations. Prior to joining Vanguard, Mr. Reeve was employed by HealthSouth Corporation, a Birmingham, Alabama-based owner of rehabilitation and surgery hospitals and rehabilitation and surgery outpatient centers, holding various positions from December 1995 through August 2003, with his last position being Vice President — Surgical Operations for HealthSouth’s southwestern surgery hospitals and surgery centers.

James H. Spalding has served as Senior Vice President, Assistant General Counsel and Assistant Secretary of Vanguard since November 1998. Prior thereto he was Vice President, Assistant General Counsel and Assistant Secretary of Vanguard from July 1997 until November 1998. Prior thereto from April 1994 until January 1997, he served as Vice President, Assistant General Counsel and Assistant Secretary of OrNda.

Jana S. Stonestreet has served as Vanguard’s Senior Vice President & Chief Nursing Executive since June 2009. Prior thereto from January 2006 to June 2009, Dr. Stonestreet was Chief Nursing Executive of Vanguard’s Texas operations. Prior to joining Vanguard, from June 2004 to January 2006 Dr. Stonestreet was Chief Patient Care Officer of Memorial Hermann Southwest Hospital, a 563-bed hospital located in Houston, Texas.

Alan G. Thomas has been Senior Vice President — Operations Finance of Vanguard since July 1997. Prior thereto, Mr. Thomas was Senior Vice President — Hospital Financial Operations of OrNda from April 1995 until January 1997. Prior thereto he was Vice President — Reimbursement and Revenue Enhancement of OrNda from June 1994 until April 1995.

Thomas M. Ways has served as Senior Vice President — Managed Care of Vanguard since March 1998. Prior thereto from February 1997 to February 1998, he was Chief Executive Officer of MSO/Physician Practice Development for the Southern California Region of Tenet. Prior thereto from August 1994 to January 1997, he was Vice President — Physician Integration of OrNda.

Gary D. Willis has served as Senior Vice President, Controller and Chief Accounting Officer of Vanguard since May 2008. From February 2006 to May 2008, he was Senior Vice President and Chief Accounting Officer of LifePoint Hospitals (“LifePoint”), a hospital management company based in Brentwood, Tennessee. From December 2002 to February 2006, he was Vice President and Controller of LifePoint.

Deanna L. Wise has served as Senior Vice President and Chief Information Officer of Vanguard since November 2006. Prior thereto from August 2004 to October 2006 she was the Chief Information Officer of Vanguard’s operating region managing its Phoenix-area healthcare facilities. From November 2002 until August 2004 she was chief information officer of the Maricopa Integrated Health System in Phoenix, Arizona, which was a county integrated healthcare system including an acute care hospital, health clinics and health plans. Prior thereto, from October 1997 to November 2002 she was the director of applications of Ascension Health — Central Indiana Health System in Indianapolis, Indiana, a regional healthcare management organization supervising the operations of twelve acute care hospitals.

Michael A. Dal Bello became a member of Vanguard’s board of directors on September 23, 2004. Mr. Dal Bello is a Managing Director in the Private Equity Group of Blackstone and has been with the firm since 2002. While at Blackstone, Mr. Dal Bello has been actively involved in Blackstone’s healthcare investment activities. Prior to joining Blackstone, Mr. Dal Bello received an M.B.A. from Harvard Business School in 2002. Mr. Dal Bello worked at Hellman & Friedman LLC from 1998 to 2000 and prior thereto at Bain & Company. He currently serves, or since March 1, 2005 has served, on the board of representatives or directors of Apria Healthcare Group Inc., Alliant Holdings I, Inc., Team Health Holdings, Inc., Team Finance LLC, Biomet, Inc., Global Tower Partners, Catalent Pharma Solutions, Inc. and Sithe Global.

M. Fazle Husain became a member of Vanguard’s board of directors on November 7, 2007. Mr. Husain is a Managing Director of Metalmark Capital, the private equity division of Citigroup Alternative Investments. Prior to joining Metalmark, Mr. Husain was with Morgan Stanley & Co. for 18 years, where he was a Managing Director in the private equity and venture capital investment business. Mr. Husain currently serves, or since March 1, 2005 has served, on the board of directors of SouthernCare, Inc., National Healing Corporation, Cross Country Health Care, Inc., Allscripts Healthcare Solutions Inc., the Medicines Company and Healthstream Inc.

James A. Quella became a member of Vanguard’s board of directors on September 11, 2007. Mr. Quella is a Senior Managing Director and Senior Operating Partner in the Private Equity Group at Blackstone. Prior to joining Blackstone in 2004, Mr. Quella was a Managing Director and Senior Operating Partner with DLJ Merchant Banking Partners-CSFB Private Equity from June 2000 to February 2004. Prior to that, Mr. Quella worked at Mercer Management Consulting and Strategic Planning Associates, its predecessor firm, from September 1981 to January 2000 where he served as a Senior Consultant to chief executive officers and senior management teams, and was Co-Vice Chairman with shared responsibility for overall management of the firm. Mr. Quella currently serves, or since March 1, 2005 has served, as a director of Allied Waste Industries, Inc., Houghton-Mifflin, Celanese Corporation, Graham Packaging Holdings Company, Intelenet Global Services, The Nielsen Company, Michaels Stores, Inc. and Freescale Semiconductor, Inc.

Neil P. Simpkins became a member of Vanguard’s board of directors on September 23, 2004. Mr. Simpkins has served as a Senior Managing Director in the Private Equity Group of Blackstone since December 1999. From 1993 until the time he joined Blackstone, Mr. Simpkins was a Principal at Bain Capital. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in London and the Asia Pacific region. He currently serves, or since March 1, 2005 has served, as Chairman of the board of directors of TRW Automotive Holdings Corp., as a member of the board of representatives of Team Finance LLC and as a member of the board of directors of Apria Healthcare Group Inc., Summit Materials, LLC and Team Health Holdings, Inc.

There are no family relationships between any director, executive officer, or person nominated or chosen to become a director or executive officer.

Composition of the Board of Directors

General

The board of directors of Vanguard consists of five members, three of whom were designated by Blackstone, one of whom was designated by MSCP and one of whom is our chief executive officer (and, if our chief executive officer is not Charles N. Martin, Jr., such other person designated by our senior management investors). Blackstone has the right to increase the size of Vanguard’s board from five to nine members, with two additional directors to be designated by Blackstone and two additional directors to be independent persons identified by our chief executive officer and acceptable to Blackstone. MSCP and, subject to the conditions above, senior management, will each continue to be entitled to designate one director unless and until the respective group ceases to own at least 50.0% of the Class A membership units in VHS Holdings LLC (“Holdings”) owned on September 23, 2004. Holdings acquired Vanguard pursuant to a merger on September 23, 2004 (the “Merger”). The legal right to make these designations to constitute the entire board of directors of Vanguard is set forth in the Amended and Restated Limited Liability Company Operating Agreement of Holdings dated as of September 23, 2004 (the “Operating Agreement”).

Since these board of directors designations were made by our principal stockholders pursuant to the Operating Agreement rather than nominations determined by our board of directors, we are unaware of the specific experience, qualifications, attributes or skills that led to each stockholder’s conclusion that, in light of our business and structure, each of the persons so designated should serve as one of our directors. However, we note that (1) each of the three persons designated by Blackstone to be one of our directors is either a Senior Managing Director (Messrs. Quella and Simpkins) or a Management Director (Mr. Dal Bello) in Blackstone’s Private Equity Group, with each having at least five years of employment with Blackstone’s private equity business and over ten years of experience in the private equity industry; (2) the person designated by MSCP (Mr. Husain) to be one of our directors is a Managing Director of Metalmark Capital, a private equity entity, which manages the MSCP funds owning shares in us, with Mr. Husain having over 20 years experience in the private equity and venture capital investment business; and (3) the person designated by our senior management investors (Mr. Martin) to be one of our directors has been our chairman and chief executive officer since we were founded in 1997, and prior thereto was chairman, president and chief execute officer of OrNda, a hospital management company, from 1992 to 1997 and president and chief operating officer of HealthTrust, Inc., a hospital management company, from 1987 to 1991.

Committees

Our board of directors currently does not have any standing committees, including an audit committee. Our entire board of directors is acting as our audit committee to oversee our accounting and financial reporting processes and the audits of our financial statements, as allowed under the Securities Exchange Act of 1934 for issuers without securities listed on a national securities exchange or on an automated national quotation system. Additionally, because our securities are not so listed, our board of directors is not required to have on it a person who qualifies under the rules of the Securities and Exchange Commission as an “audit committee financial expert” or as having accounting or financial management expertise under the similar rules of the national securities exchanges. While our board of directors has not designated any of its members as an audit committee financial expert, we believe that each of the current board members is fully qualified to address any accounting, financial reporting or audit issues that may come before it.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which has been posted on our Internet website at www.vanguardhealth.com/pdfs/codeofbusinessconductandethics.pdf. Our Code of Business Conduct and Ethics is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, we had no compensation committee of our board of directors. Charles N. Martin, Jr., one of our named executive officers, participated in deliberations of our board of directors concerning executive officer compensation during fiscal 2009. Also, during fiscal 2009, Keith B. Pitts, one of our named executive officers, served on the board of directors of SouthernCare, Inc., one of whose executive officers, Michael J. Parsons, served on our board of directors during fiscal 2009. Both our board of directors and the board of directors of SouthernCare, Inc. act as the compensation committees for each such entity, each such entity having no such standing compensation committee or other committee performing similar function. In November 2009 Mr. Parsons informed us that he declined to stand for re-election to our board of directors and, as a result, Mr. Parsons left our board of directors, effective November 3, 2009.

Director Compensation

During fiscal 2009, our directors who are either our employees or affiliated with our private equity Sponsors did not receive any fees or other compensation for their services as our directors. We reimburse all of our directors for travel expenses and other out-of-pocket costs incurred in connection with attendance at meetings of the board.

As described in the table below, during fiscal 2009, Michael J. Parsons, then a director who was not our employee or an affiliate of our Sponsors, received our current standardized director compensation plan for our independent directors of $60,000 per year in cash. In addition, upon his election to our board of directors, Mr. Parsons received an initial grant of 85 stock options pursuant to our 2004 Stock Incentive Plan.

The following table summarizes all compensation for our non-employee directors for our fiscal year ended June 30, 2009.

Change in
Pension Value
and
	Fees Earned			Non-Equity	Nonqualified
	or Paid in	Stock	Option	Incentive Plan	Deferred	All Other
	Cash(1)	Awards	Awards(2)(3)	Compensation	Compensation	Compensation	Total
Name	($)	($)	($)	($)	Earnings	($)	($)

Michael J. Parsons	60,000	—	24,149	—	—	—	84,149

(1)	The director compensation in the above table reflects an annual cash retainer paid to each independent, non-employee director of $60,000. The employee director and the Sponsor-affiliated directors receive no additional compensation for serving on the board and, as a result, are not listed in the above table.

(2)	The amount in this column reflects the aggregate grant date fair value of the option award computed in accordance with ASC Topic 718, “Compensation — Stock Compensation” (excluding estimates of forfeitures) relating to Mr. Parsons’ option award on May 6, 2008 granted pursuant to our 2004 Stock Option Plan. Assumptions used in the calculation of this amount are included in Note 13 of the Notes to our consolidated financial statements for the fiscal year ended June 30, 2009 included in this prospectus.

(3)	This represents a grant of 85 stock options on May 6, 2008 under our 2004 Stock Option Plan. 20% of such options (11 options) were exercisable on June 30, 2009. 30 of the options have an option exercise price of $1,000 per share and become exercisable 20% on each of the first five anniversaries of their May 6, 2008 grant date (or earlier upon a change of control). 30 of the options also have an option exercise price of $1,000 per share and become exercisable on the eighth anniversary of the May 6, 2008 grant date (or earlier upon a liquidity event). 25 of the options have an option exercise price of $3,000 per share and become exercisable 20% on each of the first five anniversaries of their May 6, 2008 grant date (or earlier upon a change of control). The exercise price for the options is not less than the fair market value of a share of our common stock as determined by our Board of Directors acting as Compensation Committee. All of these 85 options have an expiration date of May 6, 2018. For more information about options granted under our 2004 Stock Option Plan, see information below under the caption “Executive Compensation — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2009 Table — Our 2004 Stock Incentive Plan.”

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This section discusses the principles underlying our executive compensation policies and decisions. It provides qualitative information regarding the manner in which compensation is earned by our executive officers and places in context the data presented in the tables that follow. In addition, in this section, we address the compensation paid or awarded during fiscal year 2009 to: Charles N. Martin, Jr., our Chief Executive Officer (principal executive officer); Phillip W. Roe, our Chief Financial Officer (principal financial officer); and four other executive officers who were our four other most highly compensated executive officers in fiscal year 2009, Keith B. Pitts, our Vice Chairman; Kent H. Wallace, our President and Chief Operating Officer; and Mark R. Montoney, MD, our Executive Vice President and Chief Medical Officer. We refer to these five executive officers as our “named executive officers.”

On September 23, 2004, we were acquired in the Merger by private equity investment funds associated with Blackstone, which invested $494.4 million in our equity for a 66% equity interest. Private equity funds associated with our former equity sponsor, MSCP, retained a 17.3% equity interest in us by reinvesting $130.0 million in our equity. In addition, 12 of our 23 executive officers at the time of the Merger retained an 11.4% equity interest in us by reinvesting $85.7 million in us (such $85.7 million is exclusive of amounts invested by our executive officers in Holdings’ Class B, C and D units, as discussed below). As a result of the Merger, we are privately held and controlled by private equity funds associated with Blackstone and MSCP (the “Sponsors”) with a board of directors made up of five representatives of the Sponsors and our Chief Executive Officer. As discussed in more detail below, various aspects of named executive officer compensation were negotiated and determined at the time of the Merger.

As a privately-owned company with a relatively small board of directors, our entire board of directors has historically acted as our Compensation Committee (hereinafter referred to either as the “Committee”, the “Compensation Committee” or the “board of directors”). Our executive compensation program is overseen and administered by the Compensation Committee. The Compensation Committee operates somewhat informally without a written charter and has responsibility for discharging the responsibilities of the board of directors relating to the compensation of our executive officers and related duties. As a member of the Compensation Committee, our Chief Executive Officer presents cash, equity and benefits compensation recommendations to the Compensation Committee for its consideration and approval. The Compensation Committee reviews these proposals and makes all final compensation decisions for executive officers by exercising its discretion in accepting, modifying or rejecting any such recommendations.

Philosophy of Executive Compensation Program

The overall aim of our executive compensation program is to promote our strategic business initiatives, financial performance objectives and the creation and maintenance of equity value. The following are the principal objectives in the design of our executive compensation program:

•	Attract, retain, and motivate superior management talent critical to our long-term success with compensation that is competitive within the marketplace;

•	Maintain a reasonable balance among base salary, annual cash incentive payments and long-term equity-based incentive compensation and other benefits;

•	Ensure that compensation levels reflect the internal value and future potential of each executive and the achievement of outstanding individual results;

•	Link executive compensation to the creation and maintenance of long-term equity value;

•	Promote equity ownership by executives to align their interests with the interests of our equity holders; and

•	Ensure that incentive compensation is linked to the achievement of specific financial and strategic objectives, which are established in advance and approved by the compensation committee.

To meet these objectives, our executive compensation program balances short-term and long-term performance goals and mixes fixed and at-risk compensation that is directly related to stockholder value and overall performance.

Compensation Determination Process

Our board of directors has historically made all determinations regarding the compensation for our executive officers.

During our fiscal year ended June 30, 2009, the board of directors did not retain the services of any external compensation consultant. Our Chief Executive Officer, Charles N. Martin, Jr., as a member of the board of directors, presented his compensation recommendations to the full board of directors on all executive compensation matters other than with respect to his own compensation and participated in discussions and deliberations of the board of directors when executive compensation matters were discussed. Although other named executive officers also attended the board meetings when executive compensation matters were discussed and participated in such board discussions, they would do so only if and when required by the board of directors and such attendance has been rare in recent years. Any deliberations and decisions by the board of directors regarding compensation for Mr. Martin or other named executive officers took place while the board was is in executive session without such persons in attendance.

We believe that compensation to our executive officers should be aligned closely with our short-term and long-term financial performance goals. As a result, a portion of executive compensation will be “at risk” and will be tied to the attainment of previously established financial goals. However, we also believe that it is prudent to provide competitive base salaries and benefits to attract and retain superior talent in order to achieve our strategic objectives.

Elements of Our Executive Compensation Program

In fiscal year 2009, the principal elements of our compensation for our executive officers, including our named executive officers were:

•	Base salaries;

•	Annual cash incentive opportunities;

•	Long-term equity-based incentives; and

•	Benefits and executive perquisites.

Each of these elements is discussed in further detail below.

Base Salaries

Annual base salaries reflect the fixed component of the compensation for an executive’s ongoing contribution to the operating performance of his or her functional area of responsibility with us. The Committee believes that base salaries must be competitive based upon the scope of responsibilities and market compensation of similar executives but that a substantial portion of compensation should also be reserved for other compensation elements that are directly related to company performance. To determine market levels of base salary compensation, our Human Resources Department provides our Chief Executive Officer and the Committee with market data from the U.S. healthcare provider industry which it obtained in our fiscal year 2009 from the following information sources: Mercer; Sullivan, Cotter & Associates; Salary.com; and Management Performance International, Inc. All of such market data was broad-based (e.g., the Mercer data came from 130 hospitals and healthcare systems, for-profit as well as non-profit) and was used only to assist the Chief Executive Officer and the Committee to obtain a general understanding of current base salary levels in comparable executive positions. Thus, the Committee did no benchmarking against a peer group of companies in establishing base salaries in our fiscal year 2009. Other factors such as internal equity and comparability are also considered when establishing a base salary for a given executive. The Committee also utilizes the experience, market knowledge and insight of its members in evaluating the competitiveness of current salary levels. Our Human Resources Department is also a resource for such additional information as needed by our Chief Executive Officer or by the Committee.

Generally, base salaries of all executive officers, including the named executive officers, are reviewed and adjusted by the Committee once per year based upon the recommendations of our Chief Executive Officer (except he makes no recommendation as to his own salary). In turn, our Chief Executive Officer bases his recommendations upon his assessment of each executive’s performance, our overall budgetary guidelines and market data provided to him by our Human Resources Department. In previous fiscal years, the annual salary review for executive officers (including the named executive officers) was done effective January 1 of each year. However, in our fiscal year ended June 30, 2009, the annual salary review was done effective April 1, 2009, and the next salary review is expected to occur effective July 1, 2010, with future yearly reviews currently planned to remain at July 1 of each year (which is the first day of our fiscal year). As a result, our executive officer raises this year, including those of the named executive officers, were increased by additional amounts to reflect this year’s 15-month salary review cycle and next year’s planned 15-month salary review cycle. In addition to the annual salary review, based upon the recommendations of our Chief Executive Officer, the Committee may also adjust base salaries at other times during the year in connection with promotions, increased responsibilities or to maintain competitiveness in the market.

In our fiscal year ended June 30, 2009, the base salaries of our named executive officers were increased by the following amounts, effective April 1, 2009: Mr. Martin: 4.55%; Mr. Roe: 10.53%; Mr. Pitts: 6.72%; Mr. Wallace: 14.17%; and Mr. Montoney: 4.55%. As a result of these increases, the annual base salary rates of our named executive officers as of April 1, 2009 were as follows: Mr. Martin: $1,098,079; Mr. Roe: $525,000; Mr. Pitts: $685,000; Mr. Wallace: $685,000; and Mr. Montoney: $522,750. The salary for each named executive officer for our fiscal year ended June 30, 2009, including the pro-rated amount for Mr. Montoney who was hired in mid-fiscal 2009, is reported in the Summary Compensation Table below.

Annual Cash Incentive Compensation

Annual Incentive Plan

Annual cash incentive awards are available to our named executive officers, as well as to our other executive officers, under the Vanguard Health Systems, Inc. 2001 Annual Incentive Plan (the “Annual Incentive Plan”). The Annual Incentive Plan is designed to align our executives’ short-term cash compensation opportunities with our annual financial and operational goals and the growth objectives of our stockholders and to motivate our executives’ annual performance.

Under the Annual Incentive Plan, the Committee establishes specific earnings-related or operations-related goals for all of our executive officers, including our named executive officers, for the fiscal year based upon the recommendations of our Chief Executive Officer. The executive officers are eligible to receive a cash award or awards based primarily on the extent to which we meet our overall pre-established earnings and/or cash flow and/or other operations-related goals. Typically, in recent years the goals for all executive officers have been company-wide, except for the three executive officers who are based in our operating regions. The Committee determines one or more target awards for each executive officer, designates an overall performance level or levels required to earn each target award and may also determine threshold performance levels at which minimum awards are earned and performance levels that result in maximum awards to be paid. Target awards may vary among executives based on competitive market practices for comparable positions, their decision-making authority and their ability to affect financial and operational performance. In addition to performance-related awards, the Committee may make and pay out discretionary cash awards at any time. The Committee has the discretion to adjust the annual performance targets during the year in the event of acquisitions and divestitures, restructured or discontinued operations, or other extraordinary or unusual events occurring during the year. The Committee evaluates the allocation factors within the Annual Incentive Plan on an annual basis and has the flexibility to adjust the structure including allocation percentages as needed in order to better align the incentives under the Annual Incentive Plan.

For fiscal 2009, the Annual Incentive Plan target awards for our named executive officers were 50% based upon our company achieving a consolidated Adjusted EBITDA performance level goal of $298,801,956 and 50% based upon our company achieving a consolidated free cash flow performance level goal of $144,796,122. The Committee set threshold and maximum awards for the named executive officers for fiscal 2009 under the Annual Incentive Plan. For the named executive officers, threshold awards of an aggregate of 10% of the target awards were payable upon reaching 91% of the Adjusted EBITDA goal and 91% of the free cash flow goal, with increased awards of 20% to 90% of the target awards payable upon our company reaching 92% to 99% of the Adjusted EBITDA goal and the free cash flow goal. For the named executive officers maximum awards of an aggregate of 150% of the target awards were payable upon reaching 110% of the Adjusted EBITDA goal and 110% of the free cash flow goal, with increased awards of 105% to 145% of the target awards payable upon our company reaching 101% to 109% of the Adjusted EBITDA goal and the free cash flow goal.

Under the Annual Incentive Plan, the target percentages of base salary set for fiscal 2009 and the threshold, target and maximum payments for each of the named executive officers for fiscal 2009 were as follows:

	Charles N.	Phillip W.	Keith B.	Kent H.	Mark R.
Percentage of Base Salary	Martin, Jr.	Roe	Pitts	Wallace	Montoney, MD

Target	100%	70%	90%	90%	70%
Threshold	10%	7%	9%	9%	7%
Maximum	150%	105%	135%	135%	105%
Financial Weightings
Adjusted EBITDA(1)	50%	50%	50%	50%	50%
Free cash flow(2)	50%	50%	50%	50%	50%

(1)	Adjusted EBITDA is defined by us as income (loss) before interest expense (net of interest income), income taxes, depreciation and amortization, non-controlling interests, equity method income, stock compensation, gain or loss on the disposal of assets, monitoring fees and expenses, realized holding loss on investments, impairment losses, debt extinguishment costs, merger expenses and discontinued operations, net of taxes. Monitoring fees and expenses represent fees and reimbursed expenses paid to affiliates of The Blackstone Group and Metalmark Subadvisor LLC for advisory and oversight services.

(2)	Free cash flow is defined by us as Adjusted EBITDA minus capital expenditures except those construction projects which we are allowed to exclude from our covenant limiting our annual capital expenditures found in our principal credit facility.

All of our named executive officers earned in excess of their target awards with respect to their financial performance goals under our Annual Incentive Plan for fiscal 2009. These awards were approved by the Committee and were paid to our named executive officers in September 2009 in the individual amounts set forth in the column of the Summary Compensation Table entitled “Non-Equity Incentive Plan Compensation”, except that for all named executive officers amounts earned in excess of 100% of the target awards are payable as follows: 1/3 in September 2009; 1/3 in September 2010 and 1/3 in September 2011.

The Committee has historically attempted to maintain consistency year over year with respect to the difficulty of achieving the financial performance goals under our Annual Incentive Plan. The financial performance goals used by the Committee in recent years (and in our fiscal year 2009, as set forth above) for the annual incentive awards for most of our executive officers (Adjusted EBITDA and free cash flow) are identical to or derived from our consolidated annual Adjusted EBITDA and capital expenditures budgets approved at the beginning of each fiscal year by our board of directors. Our consolidated annual Adjusted EBITDA budget, and, thus, the annual Adjusted EBITDA financial target, typically increases each year to promote continuous growth consistent with our business plan. Despite these increases, the financial performance targets are designed to be realistic and attainable though slightly aggressive, requiring in each fiscal year strong performance and execution that in our view provides an annual incentive firmly aligned with stockholder interests. This balance is reflected in the fact that none of our named executive officers earned any awards under the Annual Incentive Plan for fiscal year 2007 when our Company’s financial performance was not strong, but they did earn their target awards under the Annual Incentive Plan for fiscal years 2008 and 2009 when our Company’s financial performance was much stronger.

Long Term Incentive Plan

On August 18, 2009, our board of directors approved for all of our executive officers a new long term cash incentive compensation plan called the “Vanguard Health Systems, Inc. 2009 Long Term Incentive Plan” (the “Long Term Plan”). The Long Term Plan was designed to secure the continuity and retention of our executive officers by paying them additional cash incentive compensation on a long term basis for meeting our annual financial and operational goals and the growth objectives of our stockholders and to further motivate them both as to annual and long-term performance. The Long Term Plan supplements our Annual Incentive

Plan which provides our executive officers with an opportunity to earn cash incentive compensation payable all, or substantially all, on a short term basis.

In conformity with the provisions of the Long Term Plan, starting in our fiscal year ended June 30, 2010 our board of directors established a specific earnings-related or operations-related goal or goals for all of our executive officers. The executive officers will be eligible to receive a cash award or awards based primarily on the extent to which we meet our pre-established earnings and/or other operations-related goals. However, under the Long Term Plan the cash incentive compensation payable to the executive officers for meeting their goals and earning their awards will be payable to them, without any interest, on a long term basis, in a lump sum typically a few years after the measuring period is over or in installments over a few years (the “payment date” or “payment dates”). The board of directors will determine one or more target awards for each executive officer, designate a performance level or levels for Vanguard which is required to earn each target award and may also determine threshold performance levels at which minimum awards are earned and performance levels that result in maximum awards to be paid. Target awards may vary among executives based on competitive market practices for comparable positions, their decision-making authority and their ability to affect financial and operational performance. In addition to performance-related awards, the board of directors may also make discretionary awards at any time under the Long Term Plan. If an officer’s employment terminates before any payment date, the officer will forfeit any award due on any payment date or dates which should occur after his termination date (except where both a change of control of Vanguard has occurred and the officer was terminated subsequent to the change of control without cause).

Also, the board of directors has the discretion to adjust the annual performance targets during the year in the event of acquisitions and divestitures, restructured or discontinued operations, or other extraordinary or unusual issues occurring during the year. The board of directors will evaluate the allocation factors within the Long Term Plan on an annual basis and has the flexibility to adjust the structure including allocation percentages as needed in order to better align the incentives under the Long Term Plan.

On August 18, 2009 the board of directors set target awards for our executive officers under the Long Term Plan for our fiscal year 2010 based solely on Vanguard achieving a certain consolidated Adjusted EBITDA performance level goal for its fiscal year ended June 30, 2010. Target award levels for our executive officers ranged from 30% to 50% of their base salaries. These target award levels were 50% for our Chairman and Chief Executive Officer (Charles N. Martin, Jr.); 35% for our Chief Financial Officer (Phillip W. Roe); and the following amounts for the following other named executive officers: 45% for our President and Chief Operating Officer (Kent H. Wallace); 45% for our Vice Chairman (Keith B. Pitts); and 35% for our Chief Medical Officer (Mark R. Montoney, MD). The board of directors also set maximum awards for our executive officers under the Long Term Plan for the fiscal year 2010 based solely on Vanguard achieving a 10% higher consolidated Adjusted EBITDA performance level goal than for the target goal. Maximum award levels for our executive officers ranged from 60% to 100% of their base salaries. These maximum award levels were 100% for our Chairman and Chief Executive Officer (Charles N. Martin, Jr.); 70% for our Chief Financial Officer (Phillip W. Roe); and the following amounts for the following other named executive officers: 90% for our President and Chief Operating Officer (Kent H. Wallace); 90% for our Vice Chairman (Keith B. Pitts); and 70% for our Chief Medical Officer (Mark R. Montoney, MD). The board of directors set the payment dates for the awards as 1/3 in September 2011, 1/3 in September 2012 and 1/3 in September 2013. The term “named executive officer” as used above in this prospectus refers to our executive officers for whom disclosure was required under Item 402(c) of Regulation S-K. We define the term “Adjusted EBITDA” as our income (loss) before interest expense (net of interest income), income taxes, depreciation and amortization, non-controlling interests, equity method income, stock compensation, gain or loss on the disposal of assets, monitoring fees and expenses, realized holding loss on investments, impairment losses, debt extinguishment costs, merger expenses and discontinued operations, net of taxes.

Long-Term Equity-Based Incentive Compensation

Our executive officer compensation has a substantial equity component as we believe superior equity investors’ returns are achieved through a culture that focuses on long-term performance by our named executive officers and other key employees. By providing our executives with an equity stake in the company, we are better able to align the interests of our named executive officers and our other equity holders, who are principally the Sponsors. Because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time.

As discussed elsewhere in this prospectus, at the time of the Merger, Messrs. Martin, Roe, Pitts and Wallace were allowed by the Sponsors to each purchase certain amounts of Class B, C and D units in our parent entity, VHS Holdings LLC, which units function as equity incentive units in our capital structure. For example, such B and D units vest only 20% a year over five years, and the C units only vest upon the eighth anniversary of their grant. From September 2004 and prior to this offering, we also maintained the Vanguard Health Systems, Inc. 2004 Stock Option Plan and from time to time we granted options to all of the named executive officers pursuant to this plan, except for Mr. Martin. In making long-term equity incentive grants of options to the named executive officers, certain factors are considered, including but not limited to, the position the executive has with us, the present equity ownership levels of the named executive officer, and the level of the executive’s total annual compensation package compared to similar positions at other healthcare companies. There is no set program schedule for option grants under the plan to the named executive officers, but most typically option grants to them (as well as other key employees) are made upon hiring or upon promotion. However, our named executive officers and other employees are also eligible to receive additional or “refresher” grants from time to time. We do not have a set program for the award of refresher grants, and the Committee retains discretion to make stock option awards to employees at any time. Since the Merger Mr. Martin has recommended grants to the Committee in respect of all proposed option grantees, including the named executive officers, except for himself. The Committee reviews the recommendations from Mr. Martin and makes the final determination and approval in respect of all grants. Since the Merger no options under the plan have been granted to Mr. Martin. During fiscal 2009 there were option grants made only to two named executive officers, Mr. Wallace, who was granted 5,000 options on May 5, 2009 and Mr. Montoney, who was granted 2,500 options on February 4, 2009.

Prior to this exchange offer, 65% of options under each option grant have vested 20% a year over 5 years and 35% vest only upon the eighth anniversary of the grant. The exercise price of all of our option grants has been set by the Committee at no less than the fair market value of a share of the common stock as of the grant date, as determined by the Committee in good faith and supplemented and supported by an independent third party valuation. We do not have any program or plan obligation that requires us to grant stock options on specified dates, and we have not made equity grants in connection with the release or withholding of material non-public information.

Benefits and Executive Perquisites

The Committee believes that attracting and retaining superior management talent requires an executive compensation program that is competitive in all respects with the programs provided at similar companies. In addition to salaries, annual cash incentive compensation and equity awards, competitive executive compensation programs include retirement and welfare benefits and reasonable executive perquisites.

Retirement Benefits

Substantially all of our salaried employees, including our named executive officers, participate in our 401(k) savings plan. Employees are permitted to defer a portion of their income under the 401(k) plan. At our discretion, we may make a matching contribution of either (1) up to 50%, subject to annual limits established under the Internal Revenue Code, of the first 6% of an employee’s contributions to the 401(k) plan as determined each year or (2) in respect of a few of our employees who came to us with plans in place having a larger match than this match, a match of 100% of the first 5% of an employee’s contributions to the 401(k) plan. Most recently, we authorized such maximum discretionary amounts as a match on employees’ aggregate 401(k) plan contributions for calendar year 2007, including the named executive officers. Employee contributions to the 401(k) plan are fully vested immediately. Our matching contributions to the 401(k) plan vest to the employee’s account over time based upon the employee’s years of service with us, with 20% of our contribution vesting after 2 years of service, 40% after 3 years, 60% after 4 years, 80% after 5 years and

100% after 6 years. Participants may receive distribution from their 401(k) accounts any time after they cease service with us.

We maintain no defined benefit plans or non-qualified deferred compensation plans.

Other Benefits

All executive officers, including the named executive officers, are eligible for other benefits including: medical, dental, short-term disability and life insurance. The executives participate in these plans on the same basis, terms, and conditions as other administrative employees. In addition, we provide long-term disability insurance coverage on behalf of the named executive officers at an amount equal to 60% of current base salary (up to $10,000 per month). The named executive officers also participate in our vacation, holiday and sick day program which provides paid leave during the year at various amounts based upon the executive’s position and length of service.

Perquisites

Our executive officers may have limited use of our corporate plane for personal purposes as well as other very modest usual and customary perquisites. All perquisites for the named executive officers are reflected in the All Other Compensation column of the Summary Compensation Table and the accompanying footnotes.

Our Employment Agreements with the Named Executive Officers

We have entered into written employment agreements with all of our named executive officers. On June 1, 1998, we entered into a written employment agreement with our Chief Executive Officer (Mr. Martin) which was amended and restated on September 23, 2004 to extend the term of the employment agreement for five years and to provide that the Merger did not constitute a change in control under the agreement. On September 1, 1999, we entered into a written employment agreement with Keith B. Pitts to be our Executive Vice President for a term expiring on September 1, 2004. Effective May 31, 2001, Mr. Pitts was promoted to the position of Vice Chairman. On September 23, 2004, his employment agreement was amended and restated to extend the term of the employment agreement for five years, and to provide that the Merger did not constitute a change in control under the agreement. On November 15, 2007, we entered into written employment agreements with our Chief Operating Officer and our Chief Financial Officer (Messrs. Wallace and Roe, respectively) for terms expiring on November 15, 2012. On December 31, 2008, we entered into a written employment agreement with Mark R. Montoney, MD to be our Executive Vice President and Chief Medical Officer for a term expiring on December 31, 2013.

The term of each employment agreement will renew automatically for additional one-year periods, unless the agreement is terminated by us or by the named executive officer by delivering notice of termination no later than 90 days before the end of the five-year term or any such renewal term. The base salaries of Messrs. Martin, Roe, Pitts, Wallace and Montoney under the written employment agreements are, effective on and after April 1, 2009, $1,098,079, $525,000, $685,000, $685,000 and $522,750, respectively. Pursuant to these agreements the executives are eligible to participate in an annual bonus plan giving each of them an opportunity to earn an annual bonus determined by our board of directors, as well as retirement, medical and other customary employee benefits. The terms of these agreements state that if the executive terminates his employment for Good Reason (as defined in the agreements) or if we terminate the executive’s employment without Cause (as defined in the agreements), he will receive within a specified time after the termination a payment of up to three times the sum of (1) his annual salary plus (2) the average of the bonuses given to him in the two years immediately preceding his termination.

Our Severance Protection Agreements

We provide all of our executives at the Vice President level and above with severance protection agreements granting them severance payments in amounts of 200% to 250% of annual salary and bonus, except for those executives who have written employment agreements with us. Generally, severance payments are due under these agreements if a change in control (as defined in the agreements) occurs and employment of the executive is terminated during the term of the agreement by us (or our successor) without Cause (as defined in the agreements) or by the executive for Good Reason (as defined in the agreements). In addition, the agreements state that, in the event of a Potential Change in Control (defined as the time at which an agreement which would result in a change in control is signed, an acquisition attempt relating to us is publicly announced or there is an increase in the number of shares owned by one of our 10% shareholders by 5% or more), the executives have an obligation to remain in our employ until the earliest of (1) six months after the Potential Change in Control; (2) a change in control; (3) a termination of employment by us; or (4) a termination of employment by the executive for Good Reason (treating Potential Change in Control as a change in control for the purposes of determining whether the executive had a Good Reason) or due to death, disability or retirement. On September 23, 2004, all the outstanding severance protection agreements were amended and restated to provide that the Merger did not constitute a change in control under the agreements and that we would not terminate the agreements prior to the third anniversary of the closing of the Merger.

Stock Ownership

We do not have a formal policy requiring stock ownership by management. Notwithstanding the absence of a requirement, our senior managers, including all of our named executive officers, have committed significant personal capital to our company in connection with the consummation of the Merger. See the beneficial ownership chart below under “Security Ownership of Certain Beneficial Owners and Management.” Our stock is not publicly traded and is subject to a stockholder agreement that limits a stockholder’s ability to transfer his or her shares. See “Holdings Limited Liability Company Agreement” and “Stockholders Agreement” under “Certain Relationships and Related Person Transactions.”

Impact of Tax and Accounting Rules

The forms of our executive compensation are largely dictated by our capital structure and have not been designed to achieve any particular accounting treatment. We do take tax considerations into account, both to avoid tax disadvantages and to obtain tax advantages where reasonably possible consistent with our compensation goals (tax advantages for our executives benefit us by reducing the overall compensation we must pay to provide the same after-tax income to our executives). Thus our severance pay plans are designed or are being reviewed to take account of and avoid “parachute” excise taxes under Section 280G of the Internal Revenue Code. Similarly we have taken steps to structure and assure that our executive compensation program is applied in compliance with Section 409A of the Internal Revenue Code. Since we currently have no publicly traded common stock, we are not currently subject to the $1,000,000 limitation on deductions for certain executive compensation under Section 162(m) of the Internal Revenue Code, although that limitation will be considered if our common stock becomes publicly traded. Incentives paid to executives under our annual incentive plan are taxable at the time paid to our executives.

Recovery of Certain Awards

We do not have a formal policy for recovery of annual incentives paid on the basis of financial results which are subsequently restated. Under the Sarbanes-Oxley Act, our chief executive officer and chief financial officer must forfeit incentive compensation paid on the basis of financial statements for which they were responsible and which need to be restated. In the event of such a restatement, we would expect to recover affected bonuses and incentive compensation. If another situation potentially warranting recovery of awards arises, we would consider our course of action in light of the particular facts and circumstances, including the culpability of the individuals involved.

Risk Analysis of Compensation Plans

After analysis, we believe that our compensation policies and practices for our employees, including our executives, do not encourage excessive risk or unnecessary risk-taking and in our opinion the risks arising from such compensation policies and practices are not reasonably likely to have a material adverse effect on us. Our compensation programs have been balanced to focus our key employees on both short- and long-term financial and operational performance.

Summary Compensation Table

The following table sets forth, for the fiscal years ended June 30, 2009, 2008 and 2007, the compensation earned by the Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of the registrant, Vanguard, at the end of Vanguard’s fiscal year ended June 30, 2009. We refer to these persons as our named executive officers.

					Non-Equity		All Other
					Incentive Plan	Option	Compensation
Name and Principal Position	Year	Salary ($)		Bonus($)	Compensation ($)(a)	Awards($)(b)	($)(c)	Total ($)

Charles N. Martin, Jr.	2009	1,062,238		—	1,454,956	—	13,758	2,530,952
Chairman of the Board &	2008	1,050,291		—	1,050,291	—	13,608	2,114,190
Chief Executive Officer	2007	1,050,291		—	—	—	10,164	1,060,455

Phillip W. Roe	2009	487,500		—	486,939	—	7,640	982,079
Executive Vice President,	2008	440,192		—	332,500	537,683	7,620	1,317,995
Chief Financial Officer & Treasurer	2007	350,000		—	—	—	7,410	357,410

Keith B. Pitts	2009	652,633		—	816,864	—	8,142	1,477,639
Vice Chairman	2008	641,845		100,000	577,661	403,262	7,992	1,730,760
	2007	641,845		—	—	—	7,410	649,255

Kent H. Wallace	2009	621,250		—	816,864	1,617,712	8,142	3,063,968
President & Chief Operating	2008	600,000		100,000	540,000	403,262	7,992	1,651,254
Officer	2007	600,000		—	—	—	230,212	830,212

Mark R. Montoney, MD	2009	257,611	(d)	—	242,426	769,670	74,808	1,344,515
Executive Vice President and	2008	—		—	—	—	—	—
Chief Medical Officer	2007	—		—	—	—	—	—

(a)	The Compensation Committee determined the amount of Annual Incentive Plan compensation that was earned by each of these named executive officers for fiscal 2009. This amount was paid to each named executive officer in September 2009, except, for Messrs. Martin, Roe, Pitts, Wallace and Montoney amounts earned in excess of 100% of the target awards are payable as follows: 1/3 in September 2009; 1/3 in September 2010 and 1/3 in September 2011. See “Compensation Discussion and Analysis — Annual Cash Incentive Compensation” for more details in respect of the incentive plan awards.

(b)	Option Awards reflect the aggregate grant date fair value of the option award computed in accordance with ASC Topic 718, “Compensation — Stock Compensation” (excluding estimates of forfeitures) with respect to options to purchase shares of our common stock which have been awarded under our 2004 Stock Incentive Plan in our 2008 and 2009 fiscal years to five of our named executive officers. See Note 13 of the Notes to our consolidated financial statements for the fiscal year ended June 30, 2009 included in this prospectus for assumptions used in calculation of these amounts. The actual number of Option Awards granted in fiscal 2009 is shown in the “Grants of Plan Based Awards in Fiscal Year 2009” table set forth below.

(c)	The amounts disclosed under All Other Compensation in the Summary Compensation Table for fiscal 2009 represent: (1) the following amounts of our matching contributions made under our 401(k) plan: Mr. Martin: $6,900; Mr. Roe: $6,900; Mr. Pitts: $6,900; Mr. Wallace $6,900; and Mr. Montoney $0; and (2) the following amounts of insurance premiums paid by Vanguard with respect to group term life insurance: Mr. Martin: $6,858; Mr. Roe: $740; Mr. Pitts: $1,242 Mr. Wallace: $1,242; and Mr. Montoney $569. The amounts in this column also include for Mr. Montoney in fiscal 2009 $74,239 consisting of a sign-on bonus to compensate Mr. Montoney for bonus payments he could potentially forego from his previous employer. No amounts for perquisites and other personal benefits have been included in this column for 2009 for Messrs. Martin, Roe, Pitts and Wallace because the aggregate value thereof for each of these named executive officers was below the $10,000 reporting threshold established by the Securities and Exchange Commission.

(d)	Represents salary from December 31, 2008 to June 30, 2009.

Grants of Plan-Based Awards in Fiscal 2009

					All Other
					Option
					Awards:	Exercise
					Number of	or Base	Grant Date
		Estimated Future Payouts Under Non-			Securities	Price of	Fair Value
		Equity Incentive Plan Awards(a)			Underlying	Option	of Option
	Grant	Threshold	Target	Maximum	Options	Awards	Awards
Name	Date	($)	($)	($)	(b)(#)	($/Sh)(b)	($)(b)

Charles N. Martin, Jr.	n/a	109,808	1,098,079	1,647,119
Phillip W. Roe	n/a	36,750	367,500	551,250
Keith B. Pitts	n/a	61,650	616,500	924,750
Kent H. Wallace	n/a	61,650	616,500	924,750
	5/5/09				1,750	1,057.41	740,557
	5/5/09				1,750	1,057.41	877,155
	5/5/09				1,500	3,000.00	0
Mark R. Montoney, MD	n/a	18,296	182,963	274,444
	2/4/09				875	1,057.41	351,261
	2/4/09				875	1,057.41	418,409
	2/4/09				750	3,000.00	0

(a)	The threshold, target and maximum amounts in these columns have been provided in accordance with Item 402(d) of Regulation S-K and show the range of payouts targeted for fiscal 2009 for performance under the Annual Incentive Plan. For fiscal year 2009, each of the named executive officers earned non-equity incentive plan awards, the Committee approved them and they were paid in cash to the named executive officers in September 2009 (except for certain portions thereof payable in September 2010 and September 2011, as disclosed in footnote (a) to the Summary Compensation Table) and the full amounts of the awards are reflected in the Summary Compensation Table under the column labeled “Non-Equity Incentive Plan Compensation.” See “Compensation Discussion and Analysis — Annual Cash Incentive Compensation” for a detailed description of our Annual Incentive Plan.

(b)	These stock options were awarded under the 2004 Stock Incentive Plan by the Committee as part of the named executive officer’s long term equity incentive compensation. None of these options were granted with exercise prices below the fair market value of the underlying common stock on the date of grant. Because we are a privately-held company, the Committee determines the fair market value of our common stock primarily from an independent appraisal of our common stock which we obtain no less frequently than annually. The terms of these option awards are described in more detail below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2009 Table — Our 2004 Stock Incentive Plan.” We utilize a Black-Scholes-Merton model to estimate the fair value of options granted. The aggregate grant date fair value of the option award computed in accordance with ASC Topic 718, “Compensation — Stock Compensation” (excluding estimates of forfeitures) with respect to these option grants is reflected in the “Option Awards” column of the Summary Compensation Table.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2009 Table

Holdings LLC Units Plan

Holdings acquired Vanguard in the Merger on September 23, 2004. The following contains a summary of the material terms of the Holdings LLC Units Plan, which we refer to as the 2004 Unit Plan, pursuant to which Holdings granted the right to purchase units to members of our management on September 23, 2004 in connection with consummation of the Merger. On September 23, 2004, all of our named executive officers (except for Mr. Montoney who was not an employee on that date), and certain other members of our management, were granted the right to purchase units under the 2004 Units Plan by the Sponsors. Holdings does not own any property or assets other than the shares of Vanguard common stock acquired in connection with the Merger and the warrants to purchase additional shares of Vanguard common stock, described in further detail below. See “Certain Relationships and Related Transactions — Holdings Warrants”.

General

The 2004 Unit Plan permits the grant of the right to purchase Class A Units, Class B Units, Class C Units and Class D Units to employees of Holdings or its affiliates. Originally, as adopted on September 23, 2004, a maximum of 117,067 Class A Units, 41,945 Class B Units, 41,945 Class C Units and 35,952 Class D Units were available for awards under the 2004 Unit Plan. On September 23, 2004, certain members of management purchased all 117,067 Class A Units for an aggregate purchase price of $117,067,000 and all 41,945 Class B units, all 41,945 Class C Units and all 35,952 of the Class D Units were purchased for an aggregate purchase price of $5.7 million. An additional 300 Class A Units were added to the Plan on February 22, 2005, and purchased for $300,000 by certain members of management on that date who did not participate in the purchases on September 23, 2004.

Administration

The 2004 Unit Plan is administered by a committee of Holdings’ board of representatives or, in the board of representatives’ discretion, the board of representatives. The committee has the sole discretion to determine the employees to whom awards may be granted under the 2004 Unit Plan, the number and/or class of Units to be covered by an award, the purchase price, if any, of such awards, determine the terms and conditions of any award and determine under what circumstances awards may be settled or cancelled. The committee is authorized to interpret the 2004 Unit Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Unit Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Unit Plan in the manner and to the extent the committee deems necessary or desirable.

Adjustments Upon Certain Events

In the event of any changes in the Units by reason of any reorganization, recapitalization, merger, unit exchange or any other similar transaction, the board of representatives, in its sole discretion, may adjust (1) the number or kind of Units or other securities that may be issued or reserved for issuance pursuant to the 2004 Unit Plan or pursuant to any outstanding awards or (2) any other affected terms of such awards.

Amendment and Termination

The Holdings board of representatives may amend or terminate the 2004 Unit Plan at any time, provided that no amendment or termination is permitted that would diminish any rights of a management member pursuant to a previously granted award without his or her consent, subject to the committee’s authority to adjust awards upon certain events as described in the previous paragraph. No awards may be made under the 2004 Unit Plan after the tenth anniversary of the effective date of the plan.

Holdings LLC Units Held by Certain of our Managers

The units of Holdings consist of Class A units (subdivided into Class A-1 units and Class A-2 units), Class B units, Class C units and Class D units. As of March 1, 2010, approximately 59.3% of Holdings’ Class A Units were held by Blackstone, approximately 20.8% were held by MSCP, approximately 15.0% were held by certain members of our management (or members of their families, or trusts for the benefit of them or their families) and approximately 4.9% were held by other investors. The Class B units, Class C units and Class D units are held exclusively by members of our senior management (or trusts for their benefit) and all such units were purchased on September 23, 2004.

Of our named executive officers, Charles N. Martin, Jr. beneficially owns 40,000 class A units, 8,913 class B units, 8,913 class C units and 7,640 class D units; Phillip W. Roe beneficially owns 3,030 class A units, 2,097 class B units, 2,097 class C units and 1,798 class D units; Keith B. Pitts beneficially owns 11,000 class A units, 5,243 class B units, 5,243 class C units and 4,494 class D units; Kent H. Wallace beneficially owns 850 class A units, 2,622 class B units, 2,622 class C units and 2,247 class D units; and Mark R. Montoney, MD owns no units. As of the date of this prospectus, none of the class C units are vested, but 100% of the Class B and D units are vested. See the vesting provisions in respect of the class A, B, C and D units in the discussion immediately below.

Terms of the Holdings’ Class A Units, Class B Units, Class C Units and Class D Units

The following is a summary of certain terms of the Holdings’ Class A-1 units, Class B units, Class C units and Class D units and certain rights and restrictions applicable to those units. For a description of certain terms of Holdings’ Class A-2 units, see “Certain Relationships and Related Transactions — Holdings Warrants”.

Class A-1 units have economic characteristics that are similar to those of shares of common stock in a private corporation but have a priority with respect to return of invested capital, as described further below. Subject to applicable law and certain terms of the limited liability company operating agreement, only the holders of Class A units are entitled to vote on any matter. Class A units are not subject to any vesting restrictions. The Class B units, Class C units and Class D units generally do not entitle the holder thereof to vote on matters of Holdings which require member consent, and such units are subject to the vesting provisions described below.

Class B units vest in five equal annual installments on the first five anniversaries of the date of purchase, subject to an employee’s continued service with Holdings and its affiliates. However, the Class B units will vest earlier upon a change of control of Holdings. In the event of an employee’s termination of employment with Vanguard, other than due to termination by Vanguard for “cause” or by the employee without “good reason”, the employee shall be deemed vested in any Class B unit that would otherwise have vested in the calendar year in which such termination of employment occurs. No employee who holds Class B units will receive any distributions made by Holdings (other than certain distributions made by Holdings to holders of units to satisfy certain tax obligations arising from the holding of such units) until the holders of the Class A-1 units receive the aggregate amount invested for such Class A-1 units. Following the return by Holdings of the aggregate amount invested for the Class A-1 units, the holders of Class B units will, concurrently with the holders of Class C units and Class D units in respect of their respective investment in such units, be entitled to receive the amount of their investment in the Class B units. Once all the aggregate investment amount invested for all of the units has been returned to their holders, the vested Class B units will share in any distributions made by Holdings pro rata with the Class A-1 units and vested Class C units until such time as the holders of Class A-1 units have received an amount in respect of such Class A-1 units equal to three times the amount of their investment in such Class A-1 units, at which point the holders of vested Class B units will share in any further distributions made by Holdings pro rata with the Class A-1 units, vested Class C units and vested Class D units.

Class C units vest on the eighth anniversary of the date of purchase, subject to the employee’s continued service with Holdings and its affiliates. However, the Class C units will vest earlier upon the occurrence of a sale by Blackstone of at least 25.0% of its Class A units at a price per Class A unit exceeding two and one-half times the price per Class A unit invested by Blackstone in connection with the Merger. No employee who holds Class C units will receive any distributions made by Holdings (other than certain distributions made by Holdings to holders of units to satisfy certain tax obligations arising from the holding of such units) until the holders of the Class A-1 units receive the aggregate amount invested for such Class A-1 units. Following the return by Holdings of the aggregate amount invested for the Class A-1 units, the holders of Class C units will, concurrently with the holders of Class B units and Class D units in respect of their respective investments in such units, be entitled to receive the amount of their investment in the Class C units. Once all the aggregate investment amount invested for all of the units has been returned to their holders, the vested Class C units will share in any distributions made by Holdings pro rata with the Class A-1 units and vested Class B units until such time as the holders of Class A-1 units have received an amount in respect of such Class A-1 units equal to three times the amount of their investment in such Class A-1 units, at which point the holders of vested Class C units will share in any further distributions made by Holdings pro rata with the Class A-1 units, vested Class B units and vested Class D units.

Class D units vest in five equal annual installments on the fifth anniversary of the date of purchase, subject to an employee’s continued service with Holdings and its affiliates. However, the Class D units will vest earlier upon a change of control of Holdings. In the event of an employee’s termination of employment with Vanguard, other than due to termination by Vanguard for “cause” or by the employee without “good reason”, the employee shall be deemed vested in any Class D unit that would otherwise have vested in the calendar year in which such termination of employment occurs. No employee who holds Class D units will receive any distributions made by Holdings (other than certain distributions made by Holdings to holders of units to satisfy certain tax obligations arising from the holding of such units) until the holders of the Class A-1 units receive the aggregate amount invested for such Class A-1 units. Following the return by Holdings of the aggregate amount invested for the Class A-1 units, the holders of Class D units will, concurrently with the holders of Class B units and Class C units in respect of their respective investment in such units, be entitled to receive the amount of their investment in the Class D units., Once all the aggregate investment amount invested for all of the units has been returned to their holders and the holders of the Class A-1 units have received an amount in respect of such Class A-1 units equal to three times the amount of their investment in such Class A-1 units, the vested Class D units will share in any distributions made by Holdings pro rata with the Class A-1 units, the vested Class B units and the vested Class C units.

The timing and amount of distributions to be made by Holdings, other than certain distributions made by Holdings to holders of units to satisfy certain tax obligations arising from the holding of such units, is determined by the board of representatives of Holdings in its discretion. In addition, Holdings may not make distributions to holders of Class B units, Class C units and Class D units other than with shares of common stock underlying the Holdings Warrants (or any proceeds received in respect of such shares).

Certain Rights and Restrictions Applicable to the Units Held by Our Managers

The units in Holdings held by members of our management are not transferable except in limited circumstances or with the prior approval of the board of representatives of Holdings. In addition, the units held by members of our senior management (other than Class A units) may be repurchased by Holdings or Vanguard, and in certain cases, other members of senior management and/or Blackstone and MSCP, in the event that the employees cease to be employed by us. Unvested units may be repurchased at a price equal to the lower of cost and fair market value, and vested units may be repurchased at a price equal to the fair market value of such units, except in the event of a termination for “cause”, in which event the purchase price would be the lower of cost and fair market value. Any such units to be repurchased will be repurchased in cash, or, in certain limited instances, for a promissory note, shares of our common stock or Holdings Warrants. The limited liability company agreement further requires that in the event that any unvested Class B, C or D units are repurchased by Holdings prior to a change of control (or in the case of the Class C units, a “Liquidity Event” (as defined in such agreement)), then, as determined by the chief executive officer of the Company and approved by the board of representatives of Holdings, such repurchased units will be regranted to members of senior management who hold units in Holdings, or other securities having equivalent economics will be issued to other key employees of Vanguard under the 2004 Stock Incentive Plan.

Blackstone has the ability to force the employees to sell their units along with Blackstone if Blackstone decides to sell its units. Also, the employees that hold units are entitled to participate in certain sales by Blackstone. In addition, in the event that the members of management receive shares of common stock in respect of their units, they will have limited rights to participate in subsequent registered public offerings of our common stock. See “Certain Relationships and Related Transactions — Registration Rights Agreement”.

Our 2004 Stock Incentive Plan

General

Since all Units have been granted under the 2004 Unit Plan, we intend for our option program pursuant to our 2004 Stock Incentive Plan to be the primary vehicle currently for offering long-term incentives and rewarding our executive officers, managers and key employees. Because of the direct relationship between the value of an option and the value of our stock, we believe that granting options is the best method of motivating our executive officers to manage our Company in a manner that is consistent with our interests and our stockholders’ interests. We also regard our option program as a key retention tool.

We adopted the 2004 Stock Incentive Plan upon consummation of the Merger which permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to our employees or our affiliates’ employees. The awards available under the 2004 Stock Incentive Plan, together with Holdings’ equity incentive units, represented 20.0% of our fully-diluted equity at the closing of the Merger. Shares covered by awards that expire, terminate or lapse are again available for option or grant under the 2004 Stock Incentive Plan. The total number of shares of our common stock which may be issued under the 2004 Stock Incentive Plan as of March 1, 2010, was 38,405. All of our previous option plans were terminated upon consummation of the Merger on September 23, 2004.

Administration

The 2004 Stock Incentive Plan is administered by the Committee or, in the sole discretion of the board of directors, the board of directors. The Committee has the sole discretion to determine the employees, representatives and consultants to whom awards may be granted under the 2004 Stock Incentive Plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and other stock-based awards will be granted by the Committee to employees, representatives and consultants in such numbers and at such times during the term of the 2004 Stock Incentive Plan as the Committee shall determine. The Committee is authorized to interpret the 2004 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Stock Incentive Plan in the manner and to the extent the Committee deems necessary or desirable.

Stock Options and Stock Appreciation Rights

Options granted under the 2004 Stock Incentive Plan are vested and exercisable at such times and upon such terms and conditions as may be determined by the Committee, but in no event will an option be exercisable more than 10 years after it is granted. Under the 2004 Stock Incentive Plan, the exercise price per share for any option awarded is determined by the Committee, but may not be less than 100% of the fair market value of a share on the day the option is granted with respect to incentive stock options.

Stock option grants under the 2004 Stock Incentive Plan are generally made at the commencement of employment and occasionally following a significant change in job responsibilities or on a periodic basis to meet other special retention or performance objectives. All stock options granted by our board of directors to date under the 2004 Stock Incentive Plan have been granted at or above the fair market value of our common stock at the grant date based upon the most recent appraisal of our common stock. We have not back-dated any option awards.

As a privately-owned company, there has been no market for our common stock. Accordingly, in fiscal year 2007, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers, coinciding with the release of material non-public information.

An option may be exercised by paying the exercise price in cash or its equivalent, and/or, to the extent permitted by the Committee, shares, a combination of cash and shares or, if there is a public market for the shares, through the delivery of irrevocable instruments to a broker to sell the shares obtained upon the exercise of the option and to deliver to us an amount equal to the exercise price.

The Committee may grant stock appreciation rights independent of or in conjunction with an option. The exercise price of a stock appreciation right is an amount determined by the Committee. Generally, each stock appreciation right entitles a participant upon exercise to an amount equal to (a) the excess of (1) the fair market value on the exercise date of one share over (2) the exercise price, times (b) the number of shares covered by the stock appreciation right. Payment will be made in shares or in cash or partly in shares and partly in cash (any shares valued at fair market value), as determined by the committee.

As of March 1, 2010, options to purchase 114,067 shares of our common stock (the “New Options”) were outstanding under the 2004 Stock Incentive Plan. The New Options were granted in part as “time options,” and in part as “performance options” which vest and become exercisable ratably on a yearly basis on each of the first five anniversaries following the date of grant (or earlier upon a change of control). 35% of the options granted were time options with an exercise price equal to the greater of the fair market price per share or $1,000 per share at the time of grant (a range of $1,000 to $1,167.50 per share). 30% of the options granted were performance options with an exercise price of $3,000 per share. 35% of the options granted were “liquidity options” with an exercise price equal to greater of the fair market price per share or $1,000 per share at the time of grant (a range of $1,000 to $1,167.50 per share) that become fully vested and exercisable upon the completion of any of certain designated business events (“liquidity events”), and in any event on the eighth anniversary of the date of grant. Any common stock for which such options are exercised are governed by a stockholders agreement, which is described below under “Certain Relationships and Related Transactions — Stockholders Agreement.”

Of our named executive officers, Mr. Martin has been granted no New Options as of March 1, 2010, Mr. Roe has been granted 3,008 New Options, Mr. Pitts has been granted 1,500 New Options, Mr. Wallace has been granted 13,500 New Options, and Mr. Montoney has been granted 5,000 New Options. During fiscal year 2009 the Committee granted 5,000 New Options to Mr. Wallace and 2,500 New Options to Mr. Montoney, but no other named executive officers were granted any New Options.

Other Stock-Based Awards

The Committee, in its sole discretion, may grant restricted stock, stock awards, stock appreciation rights, unrestricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of our shares. Such other stock-based awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives.

Adjustments Upon Certain Events

In the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction, the Committee, in its sole discretion, may adjust (1) the number or kind of shares or other securities that may be issued or reserved for issuance pursuant to the 2004 Stock Incentive Plan or pursuant to any outstanding awards, (2) the option price or exercise price and/or (3) any other affected terms of such awards. In the event of a change of control, the Committee may, in its sole discretion, provide for the (1) termination of an award upon the consummation of the change of control, but only if such award has vested and been paid out or the participant has been permitted to exercise the option in full for a period of not less than 30 days prior to the change of control, (2) acceleration of all or any portion of an award,

(3) payment of a cash amount in exchange for the cancellation of an award, which, in the case of options and stock appreciation rights, may equal the excess, if any, of the fair market value of the shares subject to such options or stock appreciation rights over the aggregate option price or grant price of such option or stock appreciation rights, and/or (4) issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder.

Amendment and Termination

The Committee may amend or terminate the 2004 Stock Incentive Plan at any time, provided that no amendment or termination shall diminish any rights of a participant pursuant to a previously granted award without his or her consent, subject to the Committee’s authority to adjust awards upon certain events (described under “Adjustments Upon Certain Events” above). No awards may be made under the 2004 Stock Incentive Plan after the tenth anniversary of the effective date of the plan.

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table summarizes the outstanding equity awards held by each named executive officer at June 30, 2009. The table reflects options to purchase common stock of Vanguard which were granted under the 2004 Stock Incentive Plan.

	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised		Option
	Options (#)		Options (#)		Exercise Price	Option
Name	Exercisable(a)		Unexercisable(b)		($)(c)	Expiration Date

Charles N. Martin, Jr.	—		—		—	—
Phillip W. Roe	213	(d)	140	(d)	1,150.37	11/3/15
	—		353	(e)	1,150.37	11/3/15
	182	(d)	120	(d)	3,000.00	11/3/15
	140	(f)	560	(f)	1,000.00	2/5/18
	—		700	(g)	1,000.00	2/5/18
	120	(f)	480	(f)	3,000.00	2/5/18
Keith B. Pitts	105	(f)	420	(f)	1,000.00	2/5/18
	—		525	(g)	1,000.00	2/5/18
	90	(f)	360	(f)	3,000.00	2/5/18
Kent H. Wallace	516	(d)	342	(d)	1,150.37	11/3/15
	—		858	(e)	1,150.37	11/3/15
	442	(d)	294	(d)	3,000.00	11/3/15
	956	(h)	636	(h)	1,150.37	11/28/15
	—		1,592	(i)	1,150.37	11/28/15
	819	(h)	545	(h)	3,000.00	11/28/15
	105	(f)	420	(f)	1,000.00	2/5/18
	—		525	(g)	1,000.00	2/5/18
	90	(f)	360	(f)	3,000.00	2/5/18
	—		1,750	(j)	1,057.41	5/5/19
	—		1,750	(k)	1,057.41	5/5/19
	—		1,500	(j)	3,000.00	5/5/19
Mark R. Montoney, MD	—		875	(l)	1,057.41	2/4/19
	—		875	(m)	1,057.41	2/4/19
	—		750	(l)	3,000.00	2/4/19

(a)	This column represents the number of stock options that had vested and were exercisable as of June 30, 2009.

(b)	This column represents the number of stock options that had not vested and were not exercisable as of June 30, 2009.

(c)	The exercise price for the options was never less than the grant date fair market value of a share of Vanguard common stock as determined by the Compensation Committee.

(d)	20% of the options represented by this option grant vest and become exercisable on each of the first five anniversaries of the November 3, 2005 grant date of these options (or earlier upon a change of control). 60% of this option grant was vested as of June 30, 2009.

(e)	100% of the options represented by this option grant vest and become exercisable on the eighth anniversary of the November 3, 2005 grant date of these options (or earlier upon a liquidity event).

(f)	20% of the options represented by this option grant vest and become exercisable on each of the first five anniversaries of the February 5, 2008 grant date of these options (or earlier upon a change of control). 20% of this option grant was vested as of June 30, 2009.

(g)	100% of the options represented by this option grant vest and become exercisable on the eighth anniversary of the February 5, 2008 grant date of these options (or earlier upon a liquidity event).

(h)	20% of the options represented by this option grant vest and become exercisable on each of the first five anniversaries of the November 28, 2005 grant date of these options (or earlier upon a change of control). 60% of this option grant was vested as of June 30, 2009.

(i)	100% of the options represented by this option grant vest and become exercisable on the eighth anniversary of the November 28, 2005 grant date of these options (or earlier upon a liquidity event).

(j)	20% of the options represented by this option grant vest and become exercisable on each of the first five anniversaries of the May 5, 2009 grant date of these options (or earlier upon a change of control). None of this option grant was vested as of June 30, 2009.

(k)	100% of the options represented by this option grant vest and become exercisable on the eighth anniversary of the May 5, 2009 grant date of these options (or earlier upon a liquidity event).

(l)	20% of the options represented by this option grant vest and become exercisable on each of the first five anniversaries of the February 4, 2009 grant date of these options (or earlier upon change of control). None of this option grant was vested as of June 30, 2009.

(m)	100% of the options represented by this option grant vest and become exercisable on the eighth anniversary of the February 4, 2009 grant date of these options (or earlier upon a liquidity event).

Option Exercises and Stock Vested in Fiscal 2009

No named executive officer exercised any stock options of Vanguard during fiscal 2009 nor were any restricted stock awards vested during fiscal 2009. Vanguard has made no restricted stock awards of its common stock since the Merger.

Pension Benefits for Fiscal 2009

Vanguard maintains a 401(k) plan as previously discussed in the Compensation Discussion and Analysis. Vanguard maintains no defined benefit plans.

Nonqualified Deferred Compensation for Fiscal 2009

None of the named executive officers receive nonqualified deferred compensation benefits.

Potential Payments upon Termination or Change-in-Control

As discussed above, we have entered into definitive employment or severance protection agreements with all five of the named executive officers (Messrs. Martin, Roe, Pitts, Wallace and Montoney). The terms of these agreements are described above under Compensation Discussion and Analysis.

The following table describes the potential payments and benefits under our compensation and benefit plans and arrangements to which the named executive officers would be entitled upon a termination of their employment under their employment agreement, if they have an employment agreement, or if they do not have an employment agreement, under their severance protection agreement. The amounts set forth in the table assume a termination of employment on June 30, 2009 (the last business day of our last completed fiscal year).

		Continuation
		of
	Cash	Medical/Welfare	Total
	Severance	Benefits	Termination
Name	Payment ($)	(present value) ($)	Benefits ($)

Charles N. Martin, Jr.
• Voluntary retirement	0	0	0
• Involuntary termination	4,296,740	23,463	4,320,203
• Involuntary or Good Reason termination after change in control	6,445,110	23,463	6,468,573

Phillip W. Roe
• Voluntary retirement	0	0	0
• Involuntary termination	1,715,000	23,463	1,738,463
• Involuntary or Good Reason termination after change in control	2,572,500	23,463	2,595,963

Keith B. Pitts
• Voluntary retirement	0	0	0
• Involuntary termination	2,525,322	23,463	2,548,785
• Involuntary or Good Reason termination after change in control	3,787,983	23,463	3,811,446

Kent H. Wallace
• Voluntary retirement	0	0	0
• Involuntary termination	2,450,000	23,463	2,473,463
• Involuntary or Good Reason termination after change in control	3,675,000	23,463	3,698,463

Mark R. Montoney, MD
• Voluntary retirement	0	0	0
• Involuntary termination	2,015,204	23,463	2,038,667
• Involuntary or Good Reason termination after change in control	3,022,806	23,463	3,046,269

Cash severance payments; Timing.  Represents, for each of Messrs. Martin, Roe, Pitts, Wallace and Montoney, (1) if it relates to an involuntary termination without Cause by us prior to a change of control, a payment of 2 times the named executive officer’s base salary and average annual incentive actually paid during the last two years plus an additional amount equal to such officer’s pro rata annual target incentive for the year of termination and (2) if it relates to an involuntary termination without cause by us or a Good Reason termination by the executive after a change-in-control, payment of 3 times the named executive officer’s base salary and average annual incentive actually paid during the last two years plus an additional amount equal to such officer’s pro rata annual target incentive for the year of termination. All of these severance payments are “lump sum” payments by us to the named executive officers due within 5 days of termination of employment, except that the amounts of severance described above payable to Messrs. Martin, Roe, Pitts, Wallace and Montoney in respect of a termination of their employment prior to a change of control are payable monthly in equal monthly installments starting with the month after employment terminates and ending with the month that their 5-year employment agreements terminate (which is September 2010 for Messrs. Martin and Pitts, November 2012 for Messrs. Roe and Wallace and December 2013 for Mr. Montoney).

Continuation of health, welfare and other benefits.  Represents the value of coverage for 18 months following a covered termination equivalent to our current active employee medical, dental, life, long-term disability insurances and other covered benefits.

Accrued Pay and Regular Retirement Benefits.  The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

•	Accrued salary and vacation pay and earned but unpaid bonus.

•	Distributions of plan balances under our 401(k) plan.

Death and Disability.  A termination of employment due to death or disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally.

Involuntary Termination and Change-in-Control Severance Pay Program.  As described above, each of our named executive officers (except for Mr. Mullany who has no employment agreement with us) is entitled to severance pay in the event that his employment is terminated by us without Cause (as defined in the employment agreement) or if the named executive officer terminates the agreement as a result of our breach of his employment agreement. Additionally, each such executive is entitled to severance pay under his employment agreements in the event that he terminates the agreement after a change-in-control if his termination is for Good Reason (as defined in the employment agreement).

Under our executive severance pay program, no payments due in respect of a change of control are “single trigger,” that is, payments of severance due to the named executive officers merely upon a change-in-control. All of our change-in-control payments are “double trigger”, due to the executive only subsequent to a change-in-control and after a termination of employment has occurred.

Obligations of Named Executive Officers.  Under their employment agreements, all of our named executive officers have the following obligations to us:

•	Not to disclose our confidential business information;

•	Not to solicit for employment any of our employees for a period expiring two years after the termination of their employment; and

•	Not to accept employment with or consult with, or have any ownership interest in, any hospital or hospital management entity for a period expiring two years after the termination of their employment, except there shall be not such prohibitions if (1) we terminate the executive under his employment agreement or (2) the executive terminates his agreement for Good Reason or because we have breached his agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of March 1, 2010, Holdings directly owned 624,104 of the outstanding shares of the common stock of Vanguard (representing a 83.3% ownership interest), certain investment funds affiliated with Blackstone directly owned 125,000 of the outstanding shares of the common stock of Vanguard (representing a 16.7% ownership interest) and no other person or entity had a direct beneficial ownership interest in the common stock of Vanguard, except for certain key employees who held an aggregate of 38,405 exercisable options into 38,405 shares of the common stock of Vanguard as of such date. However, ignoring only the direct ownership of Holdings in the common stock of Vanguard, the following table sets forth information with respect to the direct or indirect beneficial ownership of the common stock of Vanguard as of March 1, 2010 by (1) each person (other than Holdings) known to own beneficially more than 5.0% of the common stock of Vanguard, (2) each named executive officer, (3) each of our directors and (4) all executive officers and directors as a group. The indirect beneficial ownership of the common stock of Vanguard reflects the direct beneficial ownership of all Class A units and all vested Class B and D units of Holdings. None of the shares listed in the table is pledged as security pursuant to any pledge arrangement or agreement. Additionally, there are no arrangements with respect to the share, the operation of which may result in a change in control of Vanguard.

Notwithstanding the beneficial ownership of the common stock of Vanguard presented below, the limited liability company agreement of Holdings governs the holders’ exercise of their voting rights with respect to election of Vanguard’s directors and certain other material events. See “Certain Relationships and Related Party Transactions — Holdings Limited Liability Company Agreement.”

Ownership
Name of Beneficial Owner	Percentage

Blackstone Funds(1)	66.1%
MSCP Funds(2)	17.4
Charles N. Martin Jr.(3)	7.5
Phillip W. Roe(4)	1.1
Keith B. Pitts(5)	2.8
Kent H. Wallace(6)	1.3
M. Fazle Husain(7)	16.9
James A. Quella(1)	66.1
Neil P. Simpkins(1)	66.1
Michael A. Dal Bello(8)	—
All directors and executive officers as a group (26 persons)(9)	94.9

(1)	Includes common stock interests directly and indirectly owned by each of Blackstone FCH Capital Partners IV L.P., Blackstone FCH Capital Partners IV-A L.P., Blackstone FCH Capital Partners IV-B L.P., Blackstone Capital Partners IV-A L.P., Blackstone Family Investment Partnership IV-A L.P., Blackstone Health Commitment Partners L.P. and Blackstone Health Commitment Partners-A L.P. (the “Blackstone Funds”), for which Blackstone Management Associates IV L.L.C. (“BMA”) is the general partner having voting and investment power over the membership interests in Holdings and the shares in Vanguard held or controlled by each of the Blackstone Funds. Messrs. Quella and Simpkins are members of BMA, but disclaim any beneficial ownership of the membership interests or the shares beneficially owned by BMA. Mr. Stephen A. Schwarzman is the founding member of BMA and as such may be deemed to share beneficial ownership of the membership interests or shares held or controlled by the Blackstone Funds. Mr. Schwarzman disclaims beneficial ownership of such membership interests and shares. The address of BMA and the Blackstone Funds is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	The MSCP Funds consist of the following six funds: Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Capital Investors, L.P., Morgan Stanley Dean Witter Capital Partners

(Footnotes continued on following page)

IV, L.P., MSDW IV 892 Investors, L.P., and Morgan Stanley Dean Witter Capital Investors IV, L.P. The address of each of Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Dean Witter Capital Partners IV, L.P. and MSDW IV 892 Investors, L.P. is c/o Metalmark Capital LLC, 1177 Avenue of the Americas, New York, New York 10036. The address of each of Morgan Stanley Capital Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. is c/o Morgan Stanley, 1585 Broadway, New York, New York 10036. Metalmark Capital LLC shares investment and voting power with Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Dean Witter Capital Partners IV, L.P. and MSDW IV 892 Investors, L.P. over 126,750 of these 130,000 shares of Vanguard common stock indirectly owned by these four funds.

(3)	Includes 8,913 B units and 7,640 D units in Holdings which are vested or vest within 60 days of March 1, 2010. Also, includes 5,000 A units in Holdings owned by the Charles N. Martin, Jr. 2008 Irrevocable Grantor Retained Annuity Trust u/a/d December 5, 2008, of which Mr. Martin is Trustee and one of its beneficiaries.

(4)	Includes 1,045 options on Vanguard common stock and 2,097 B units and 1,798 D units in Holdings which are vested or vest within 60 days of March 1, 2010.

(5)	Includes 390 options on Vanguard common stock and 5,243 B units and 4,494 D units in Holdings which are vested or vest within 60 days of March 1, 2010.

(6)	Includes 4,032 options on Vanguard common stock and 2,622 B units and 2,247 D units in Holdings which are vested or vest within 60 days of March 1, 2010. Also, includes 850 A units in Holdings owned by the 2008 Kent H. Wallace Trust u/a/d October 10, 2008, of which Mr. Wallace is sole beneficiary. The 2,622 B units and the 2,247 D units in Holding are also owed by the Trust.

(7)	Mr. Husain is a Managing Director of Metalmark Capital LLC and exercises shared voting or investment power over the membership interests in Holdings owned by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Dean Witter Capital Partners IV, L.P., and MSDW IV 892 Investors, L.P. and, as a result, may be deemed to be the beneficial owner of such membership interests and the 126,750 shares of Vanguard common stock indirectly owned by these four funds. Mr. Husain disclaims beneficial ownership of such membership interests and shares of common stock as a result of his employment arrangements with Metalmark, except to the extent of his pecuniary interest therein ultimately realized. Metalmark Capital does not have investment and voting power with respect to 3,250 shares of Vanguard common stock indirectly owned by Morgan Stanley Capital Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. and these 3,250 shares are not included in the 126,750 shares contained in this table for Mr. Husain.

(8)	Mr. Dal Bello is an employee of Blackstone, but has no investment or voting control over the shares beneficially owned by Blackstone.

(9)	Includes 17,637 options in Vanguard and 28,574 B units and 24,492 D units in Holdings which have vested or vest within 60 days of March 1, 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Holdings Limited Liability Company Agreement

Blackstone, MSCP, Baptist Health Services (“Baptist”) and the Rollover Management Investors beneficially own capital stock in our company through Holdings, both through the ownership of Class A Units and, in the case of certain Rollover Management Investors Class B, C and D membership units in Holdings as part of a new equity incentive program. As part of the transactions, Holdings was also issued certain warrants to purchase shares of our common stock, as described in further detail below. The limited liability company operating agreement of Holdings provides for the control of the shares of Vanguard held by Holdings. MSCP and Baptist currently own all of their shares of Vanguard through their ownership of Holdings. Blackstone currently owns shares of Vanguard through its ownership of Holdings and its direct ownership of 125,000 shares of Vanguard common stock as described in this offering memorandum.

Holdings is controlled by a six-member board of representatives, currently consisting of six individuals, four of whom are nominees of Blackstone, one of whom is a nominee of MSCP and one of whom is our chief executive officer, Charles N. Martin, Jr. At Blackstone’s election, the size of the board of representatives may be increased to nine members, with two additional representatives to be designated by Blackstone and two additional representatives to be independent representatives identified by Mr. Martin and acceptable to Blackstone. If at any time our chief executive officer is not Mr. Martin, the Rollover Management Investors will have the right to designate one representative to the board (the “Manager Representative”) so long as the Rollover Management Investors continue to own a number of shares of our common stock and Holdings units that is no less than 50% of the number of Class A units in Holdings owned immediately after the completion of the Merger. MSCP will continue to be entitled to nominate and elect one representative so long as MSCP continues to own a number of shares of our common stock and Holdings units that is no less than 50% of the number of Class A units in Holdings owned immediately after the completion of the Merger. These requirements will cease to apply at such time as Blackstone’s indirect ownership in Vanguard is less than 10%.

The limited liability company agreement of Holdings provides that, subject to limited exceptions, units are not transferable absent the prior consent of the board of representatives of Holdings and are subject to certain redemption rights by the limited liability company provided certain conditions are met in connection with the redemption. With respect to the Class B, C and D units only, the limited liability company agreement also has call provisions applicable in the event of certain termination events relating to a Rollover Management Investor’s employment.

Stockholders Agreement

Recipients of options to purchase the Company’s common stock are required to enter into a stockholders agreement governing such grantees’ rights and obligations with respect to the common stock underlying such options. The stockholders agreement includes provisions similar to those set forth in the limited liability company agreement of Holdings with respect to restrictions on transfer of shares of common stock, rights of first refusal, call rights, tag-along rights and drag-along rights as well as certain other provisions. The transfer restrictions apply until the earlier of the fifth anniversary of the date the stockholder becomes a party to the stockholders agreement, or a change in control of the Company. The right of first refusal provision gives the Company a right of first refusal at any time after the fifth anniversary of the date the stockholder became a party to the stockholders agreement and prior to the earlier of a change in control of the Company or a registered public offering of our common stock meeting certain specified criteria. The call provisions provide rights with respect to the shares of our common stock held by the stockholder, whether or not such shares were acquired upon the exercise of a new option, except for shares received upon conversion of or in redemption for Class A membership units in Holdings pursuant to the limited liability company agreement of Holdings. Such call rights are applicable in the event of certain termination events relating to the grantee’s employment with the Company.

Holdings Warrants

At the completion of the Merger, we issued Class B, C and D warrants to Holdings (the “Holdings Warrants”), exercisable for up to 41,945, 41,945 and 35,952 shares of our common stock, respectively. These warrants will enable Holdings to deliver shares to, or otherwise allow participation in proceeds received by Holdings by, members of our senior management holding vested Class B, C and D units of Holdings (and which Holdings is entitled to repurchase in certain circumstances upon termination of employment. Each Holdings Warrant is not subject to vesting restrictions and may be exercised by Holdings at any time. The exercise price of the Class B and C Holdings Warrants is $1,000 per share, and the exercise price of the Class D Holdings Warrants is $3,000 per share, subject to adjustment pursuant to customary anti-dilution provisions, including in the event of extraordinary cash dividends by the Company or certain other recapitalization or similar events. In addition, subject to limited exceptions, the exercise price of the warrants is reduced upon transfer by Blackstone, MSCP, Baptist or any Rollover Management Investor of shares of common stock of the Company to third parties by an amount equal to the quotient of the fair market value of the consideration received by the transferring party and the total number of shares of common stock outstanding as of immediately prior to such transfer measured on a fully-diluted basis. Payment of the exercise price may be made, at the option of the holder, in cash or by a cashless exercise on a net basis. The Holdings Warrants are not transferrable by Holdings absent the consent of MSCP’s and management’s representatives on the board of Holdings.

Transaction and Monitoring Fee Agreement

In connection with the Merger, we entered into a transaction and monitoring fee agreement with affiliates of Blackstone and MSCP pursuant to which these entities agreed to provide certain structuring, advisory and management services to us. In consideration for ongoing consulting and management advisory services, we are required to pay to the Blackstone affiliate an annual fee of $4.0 million and to the MSCP affiliate an annual fee of $1.2 million for the first five years and thereafter an annual fee of $600,000.

Under the agreement, we paid to the Blackstone affiliate upon the closing of the Merger a transaction fee of $20.0 million. In the event that the Blackstone affiliate receives any additional fees in connection with an acquisition or disposition involving us or our subsidiaries, the MSCP affiliate will receive an additional fee equal to 15.0% of such fees paid to the Blackstone affiliate or, if Blackstone provides equity financing in connection with the transaction, a fee equal to the portion of the aggregate fees payable by us in such transaction, if any, based upon the amount of equity financing provided by MSCP relative to the total equity financing provided by MSCP, Blackstone and any other parties.

The transaction and monitoring fee agreement also requires Vanguard to pay or reimburse the Blackstone and MSCP affiliates for reasonable out-of-pocket expenses in connection with, and indemnify them for liabilities arising from, the services provided pursuant to the agreement.

In the event or in anticipation of a change of control or initial public offering of the Company, the Blackstone affiliate may elect to have Vanguard pay to such affiliate and the MSCP affiliate lump sum cash payments equal to the present value (using a discount rate equal to the yield to maturity on the date of notice of such event of the class of outstanding U.S. government bonds having a final maturity closest to the tenth anniversary of such written notice) of all then-current and future consulting and management advisory fees payable under the agreement (assuming that the termination date of the agreement was the tenth anniversary of the closing of the Merger, subject, in the case of the MSCP affiliate, to the requirement that the amount payable to such affiliate may not be less than 15% or the sum of the aggregate fees required to be paid to Blackstone under the agreement less the amount of fees already paid to the MSCP affiliate.

The transaction and monitoring fee agreement will remain in effect with respect to each affiliate of the Sponsors until the earliest of (1) Blackstone or MSCP, as the case may be, beneficially owning less than 5.0% of Vanguard’s common equity on a fully diluted basis, (2) the completion of a lump-sum payout as described above or (3) termination of the agreement upon the mutual consent of the Blackstone or MSCP affiliate, as the case may be, and Vanguard. Upon termination of the MSCP affiliate as a party to the agreement, the affiliate will be entitled to the excess, if any, of 15.0% of the aggregate amount of fees required to be paid to date to the Blackstone affiliate under the agreement minus any monitoring fees already paid to the MSCP affiliate.

Under the transaction and monitoring fee agreement during fiscal year 2009, Vanguard paid to the Blackstone affiliate the annual $4.0 million fee referred to above.

Under the transaction and monitoring fee agreement during fiscal year 2009, Vanguard paid to the MSCP affiliate the annual $1.2 million fee referred to above.

Registration Rights Agreement

In connection with the Merger, we entered into a registration rights agreement with Blackstone, MSCP, Baptist and the Rollover Management Investors, pursuant to which we may be required from time to time to register the sale of our shares held by Blackstone, MSCP, Baptist and the Rollover Management Investors. Under the registration rights agreement, Blackstone and MSCP are each entitled to require us (but in the case of MSCP, on no more than two occasions, subject to limited exceptions) to register the sale of shares held by Blackstone or MSCP, as applicable, on its behalf and may request us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the members of Holdings (including certain members of management) will have the ability to exercise certain piggyback registration rights with respect to shares of common stock of the Company held by them in connection with registered offerings requested by Blackstone or MSCP or initiated by us.

Employer Health Program Agreement with a Blackstone Affiliate, Equity Healthcare LLC

Effective July 1, 2008, we entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to us, we pay Equity Healthcare a fee of $2 per participating employee per month (“PEPM Fee”). As of June 30, 2009, we had approximately 11,750 employees enrolled in our health benefit plans.

Equity Healthcare may also receive a fee (“Health Plan Fees”) from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by us; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to us at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone, with whom Michael A. Dal Bello, James A. Quella and Neil P. Simpkins, members of our board of directors, are affiliated and in which they may have an indirect pecuniary interest.

Commercial Transactions with Sponsor Portfolio Companies

Blackstone, MSCP and Metalmark each sponsor private equity funds which have ownership interests in a broad range of companies. We have entered into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements is of great enough value to be considered material to us.

Policy on Transactions with Related Persons

The Vanguard board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). In February 2007, the board of directors adopted a written policy reflecting existing practices to be followed in connection with any transaction between the company and a “related person.”

Any transaction with the company in which a director, executive officer or beneficial holder of more than 5% of the total equity of the company, or any immediate family member of the foregoing (each, a “related person”) has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be specifically disclosed by the company in its public filings. Any such transaction would be subject to the company’s written policy respecting the review, approval or ratification of related person transactions.

Under this policy:

•	the company or any of its subsidiaries may employ a related person in the ordinary course of business consistent with the company’s policies and practices with respect to the employment of non-related persons in similar positions; and

•	any other related person transaction that would be required to be publicly disclosed must be approved or ratified by the board of directors, a committee thereof or if it is impractical to defer consideration of the matter until a board or committee meeting, by a non-management director who is not involved in the transaction.

If the transaction involves a related person who is a director or an immediate family member of a director, that director may not participate in the deliberations or vote. In approving or ratifying a transaction under this policy, the board of directors, the committee or director considering the matter must determine that the transaction is fair to the company and may take into account, among other factors deemed appropriate, whether the transaction is on terms not less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

During fiscal 2009, there were no transactions between the company and a related person requiring approval under this policy, except for the Employer Health Program Agreement with Equity Healthcare.

Director Independence

Our board of directors has not made a formal determination as to whether each director is “independent” because we have no equity securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association, which has requirements that a majority of its board of directors be independent. All five of our directors have either been appointed by our equity Sponsors or are employed by us (Mr. Martin, our chairman and chief executive officer). Thus, we do not believe any of our directors would be considered independent under the New York Stock Exchange’s definition of independence.

DESCRIPTION OF OTHER INDEBTEDNESS

New Credit Facilities

In connection with communication of the Refinancing, our wholly-owned subsidiary, VHS Holdco II (the “borrower”), entered into a new senior secured credit facility (the “New Credit Facilities”) with Bank of America, N.A., as administrative agent, Barclays Bank PLC, as syndication agent, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book runners, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc. as joint book runners, and the lenders from time to time party thereto.

The New Credit Facilities consist of a $815.0 million term loan maturing in January 2016 (the “New Term Loan Credit Facility”) and a $260.0 million revolving credit facility maturing in January 2015 (the “New Revolving Credit Facility”). The New Revolving Credit Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swingline loans. In addition, upon the occurrence of certain events, the borrower may request an incremental term loan facility to be added to the New Term Loan Credit Facility in an amount determined by the borrower, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions.

Interest Rate and Fees

Borrowings under the New Term Loan Credit Facility bear interest at a rate equal to, at our option, LIBOR plus an applicable margin or a base rate plus an applicable margin. Borrowings under the New Revolving Credit Facility bear interest at a rate equal to, at our option, LIBOR plus an applicable margin or a base rate plus an applicable margin, in each case subject to a decrease should our leverage ratio decrease below a certain designated level. Each of LIBOR and the base rate under the New Term Loan Credit Facility are subject to a minimum rate of interest. We paid an upfront fee to the lenders equal to a percentage of such lender’s initial term loan under the New Term Loan Credit Facility. We also pay a commitment fee to the lenders under the New Revolving Credit Facility in respect of unutilized commitments thereunder, such commitment fee being subject to a decrease should our leverage ratio decrease below a certain designated level. We also pay customary letter of credit fees under this facility.

Prepayments

The New Credit Facilities requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0% subject to our attaining certain leverage ratios) of our annual excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events exceeding a certain threshold, if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments (a) within 365 days of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 365 days of the receipt thereof, within 180 days thereafter; and

•	100% of the net proceeds of any incurrence of debt other than debt permitted under the New Credit Facilities.

We may voluntarily repay outstanding loans under the New Credit Facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

The New Term Loan Credit Facility amortizes each year in an amount equal to 1.0% per annum in equal quarterly installments for the first five years and nine months, with the remaining amount payable on the date that is six years from the date of the closing of the New Credit Facilities. Principal amounts outstanding under the New Revolving Credit Facility are due and payable in full at maturity, five years from the date of the closing of the New Credit Facilities.

Guarantee and Security

All obligations under the New Credit Facilities are unconditionally guaranteed by Vanguard Health Systems, Inc., VHS Holdco I and, subject to certain exceptions, each of VHS Holdco I’s existing and future domestic wholly-owned subsidiaries except the borrower (the “U.S. Guarantors”).

All obligations under the New Credit Facilities, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements, in each case, with lenders or affiliates of lenders) are secured by substantially all the assets of VHS Holdco I, the borrower and each U.S. Guarantor (other than Vanguard Health Systems, Inc.), including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of 100% of the membership interests of the borrower, 100% of the capital stock of substantially all U.S. Guarantors (other than Vanguard Health Systems, Inc.), and 65% of the voting capital stock and 100% of the non-voting capital stock of each of the borrower’s first-tier non-U.S. subsidiaries that are owned by the borrower or one of the U.S. Guarantors; and

•	a security interest in substantially all tangible and intangible assets of the borrower and each U.S. Guarantor (other than Vanguard Health Systems, Inc.), subject to certain exceptions.

Certain Covenants and Events of Default

The New Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the borrower’s ability, and the ability of VHS Holdco I and its subsidiaries, to:

•	incur indebtedness

•	issue certain capital stock;

•	engage in mergers, consolidations or partnerships;

•	engage in acquisitions or dispositions of assets;

•	enter into sale and leaseback transactions;

•	pay dividends and distributions or repurchase capital stock;

•	repay certain indebtedness;

•	amend organizational documents and certain material agreements governing indebtedness;

•	engage in certain transactions with affiliates;

•	make investments, loans, guarantees or advances;

•	create liens on assets;

•	change the nature of our business;

•	make capital expenditures;

•	enter into agreements that restrict dividends from subsidiaries;

•	enter into healthcare joint ventures;

•	hold more than 30% of our total assets in subsidiaries which are not U.S. Guarantors; and

•	enter into hedging agreements.

In addition, the New Credit Facilities require us to maintain the following financial covenants: (1) a minimum interest coverage ratio and (2) a maximum total leverage ratio.

The New Credit Facilities also contain certain customary affirmative covenants and events of default.

THE EXCHANGE OFFER

General

The Issuers hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), to exchange up to $950.0 million aggregate principal amount of our 8% Senior Notes due 2018, which we refer to in this prospectus as the outstanding notes, for a like aggregate principal amount of our 8% Senior Notes due 2018, which we refer to in this prospectus as the exchange notes, properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The exchange offer is being made with respect to all of the outstanding notes.

As of the date of this prospectus, $950.0 million aggregate principal amount of the outstanding notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about April 6, 2010 to all holders of outstanding notes known to us. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under “— Certain Conditions to the Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offer

We and the guarantors have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we and the guarantors agreed, under some circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act no later than 360 days after the January 29, 2010 date of issuance of the outstanding notes and to keep the exchange offer open for a period of 20 business days after the date notice of the exchange offer is given to the holders of the outstanding notes. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on January 29, 2010.

Under certain circumstances set forth in the registration rights agreement, we will use all commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the registration statement effective for up to two years after the date of the first issuance of the outstanding notes.

If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes.

Each holder of outstanding notes that wishes to exchange outstanding notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	it is acquiring the exchange notes in its ordinary course of business;

•	it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes within the meaning of the Securities Act; and

•	it is not an “affiliate,” as defined in Rule 405 of the Securities Act, of the Issuers.

Broker-dealers who acquired outstanding notes from the Issuers in the initial offering are not eligible to participate in the exchange offer with respect to such outstanding notes. Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities may exchange such outstanding notes pursuant to this exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either the Issuers or any of their affiliates to distribute the exchange notes; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the

Securities Act in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an “affiliate” of either of the issuers within the meaning of Rule 405 under the Securities Act;

•	The exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes in a secondary resale transaction:

•	cannot rely on the position of the staff of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding senior subordinated notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the senior subordinated exchange offer, except that outstanding notes tendered in the exchange offer must be in minimum denominations of principal amount of $2,000 and in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional amounts upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. Consequently, the outstanding notes and the exchange notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $950.0 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding notes and the registration rights agreement, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering the exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Certain Conditions to the Exchange Offer.”

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on May 7, 2010, unless in our sole discretion we extend it.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “— Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our reasonable judgment:

•	The exchange notes to be received will not be tradable by the holder without restriction under the Securities Act, the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	The exchange offer, or the making of any exchange by a holder of outstanding notes, violates applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution”; and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of the extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance, or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for the outstanding notes along with the accompanying letter of transmittal prior to the expiration date; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding senior subordinated notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding notes either:

•	make appropriate arrangements to register ownership of the outstanding notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.

If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

If the accompanying letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	Outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding notes will represent or be deemed to have represented to us that, among other things:

•	it is acquiring the exchange notes that the holder receives in its ordinary course of business;

•	it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

•	it is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours.

Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from the Issuers) may exchange such outstanding notes pursuant to this exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “— Exchange Agent”, or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, outstanding notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

By Mail or Overnight Delivery:	By Facsimile:	By Hand Delivery:
U.S. Bank National Association	U.S. Bank National Association	U.S. Bank National Association
60 Livingston Avenue	60 Livingston Avenue	60 Livingston Avenue
St. Paul, MN 55107	St. Paul, MN 55107	St. Paul, MN 55107
Attn: Specialized Finance Dept.	Attn: Specialized Finance Dept.	Attn: Specialized Finance Dept.

(651) 495-8158

Confirm Receipt of Facsimile by telephone (800) 934-6802

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and Trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the outstanding notes:

•	as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the following terms refer to the following entities, and not to any of their respective subsidiaries:

•	“Vanguard” refers only to Vanguard Health Systems, Inc.,

•	“VHS Holdco I” refers only to Vanguard Health Holding Company I, LLC,

•	“VHS Holdco II” refers only to Vanguard Health Holding Company II, LLC, and

•	“Co-Issuer” refers only to Vanguard Holding Company II, Inc., a wholly-owned subsidiary of VHS Holdco II with nominal assets which conducts no operations,

•	the term “Issuers” refers to VHS Holdco II and the Co-Issuer as co-issuers of the Notes (each of such Issuers, an “Issuer”).

For purposes of this description, the term “Notes” refers to the 8% Senior Notes due 2018, including the outstanding notes and the exchange notes.

The outstanding notes were, and the exchange notes will be, issued under an indenture dated January 29, 2010, as same may be amended and supplemented by one or more supplemental indentures from time to time (the “Indenture”) among the Issuers, VHS Holdco I, Vanguard, the Subsidiary Guarantors and U.S. Bank National Association, as trustee (the “Trustee”).

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the Indenture and does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. Copies of the Indenture are available as set forth under “Available Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Indenture.

The registered holder of any Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of Notes

The Notes are:

•	unsecured general obligations of the Issuers;

•	guaranteed by Vanguard, VHS Holdco I and certain Subsidiaries of the Issuers, on a senior unsecured basis as described below;

•	pari passu in right of payment with any existing and future senior unsecured Indebtedness of the Issuers;

•	senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers; and

•	effectively subordinated to any secured Indebtedness of the Issuers (including Indebtedness under the Credit Agreement) to the extent of the value of the assets securing such Indebtedness.

Assuming the Refinancing had been completed, and the net proceeds of this offering had been applied as intended, as of December 31, 2009, the Issuers and their Subsidiaries would have had outstanding total Indebtedness of approximately $1,751.3 million, $815.0 million of which would have been Secured Indebtedness under the Credit Agreement. An additional $229.8 million would have been available for borrowing pursuant to the revolving credit facility under the Credit Agreement, all of which borrowings would be secured. The Indenture permits the Issuers to incur additional Indebtedness, including Senior Indebtedness.

The Notes also are structurally subordinated to the liabilities of Subsidiaries of the Issuers that are not Guarantors of the Issuers’ obligations under the Notes. The Guarantee by Vanguard has been provided solely for the purpose of allowing the Issuers to satisfy their reporting obligations under the Indenture by furnishing financial information relating to Vanguard and, accordingly, you should not assign any value to Vanguard’s Guarantee.

Principal, Maturity and Interest

The Notes are limited in aggregate principal amount to $950.0 million. The Indenture governing the Notes provides for the issuance of additional Notes having identical terms and conditions to the existing Notes (the “Additional Notes”), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered in this offering. The Notes will mature on February 1, 2018.

The Notes are issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the Notes offered hereby accrues at the rate of 8% per annum. Interest is payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2010. The Issuers will make each interest payment to the holders of record of the Notes on the immediately preceding January 15 and July 15.

Interest on the Notes accrues from January 29, 2010 or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium and Additional Interest, if any, on that holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The Trustee is initially acting as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders, and the Issuers or any of their Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Guarantees

General

The obligations of the Issuers pursuant to the Notes, including any repurchase obligation resulting from a Change of Control, have been unconditionally guaranteed on a senior unsecured basis by each of VHS Holdco I and Vanguard, jointly and severally with the Subsidiary Guarantors described below. The Guarantee by Vanguard has been provided solely for the purpose of allowing the Issuers to satisfy their reporting obligations under the Indenture governing the Notes by furnishing financial information relating to Vanguard instead of the Issuers and, accordingly, you should not assign any value to such Guarantee. The Guarantee by Vanguard may be released at any time after the offering at the option of the Issuers and Vanguard.

The obligations of the Issuers pursuant to the Notes also has been unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by each Restricted Subsidiary of VHS Holdco II (other than a Foreign Subsidiary) that guarantees the obligations of any borrower under the Credit Agreement. Notwithstanding the foregoing, the guarantee by Vanguard Health Financial Company LLC, and any claims thereunder, is pari passu with any claim, right or entitlement that the United States Government or Internal Revenue Service may have with respect to the assets of Vanguard Health Financial Company LLC in connection with the closing agreement entered into under Section 7121 of the Code between Vanguard Health Financial Company LLC. and the Commissioner of Internal Revenue with respect to the election under Section 953(d) of the Code made (or to be made) by Volunteer Insurance, Ltd.; provided, however, that such pari passu treatment shall apply to no more than an amount of assets of Vanguard Health Financial Company LLC. with an adjusted basis equal to 10% of the gross income (as defined in such closing agreement) of Volunteer Insurance, Ltd.

Each Guarantee of a Subsidiary Guarantor is limited to the maximum amount that would not render the Guarantors’ obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Subsidiary Guarantor’s obligation under its Guarantee could be significantly less than amounts payable with respect to the Notes, or a Subsidiary Guarantor may have effectively no obligation under its Guarantee. See “Risk Factors—Risks Relating to the Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, and if that occurs, you may not receive any payments on the notes.”

Upon the occurrence of the guarantee by any Restricted Subsidiary of the obligations of any borrower under the Credit Agreement, VHS Holdco II will cause each such Restricted Subsidiary (other than a Securitization Subsidiary) to execute a Guarantee satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee may require, including, without limitation, opinions of counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary will become a Guarantor under the Indenture.

Release

A Subsidiary Guarantor shall be automatically and unconditionally released and discharged from all of its obligations under its Guarantee of the Notes if:

(a) all of its assets or Capital Stock is sold or transferred, in each case, in a transaction in compliance with the covenant described under “— Repurchase at the Option of Holders—Asset Sales”;

(b) the Guarantor merges with or into, or consolidates with or amalgamates with, or transfers all or substantially all of its assets to, another Person in compliance with the covenant described under “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets”;

(c) (i) the Subsidiary Guarantor’s guarantee of the Credit Agreement is released or such release is authorized under the Credit Agreement and the administrative agent under the Credit Agreement has agreed to release such guarantee subject only to, and promptly following, the release of such Subsidiary Guarantor’s Guarantee under the Indenture or (ii) the Indebtedness that resulted in the creation of such Guarantee is released or discharged;

(d) such Subsidiary Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture; or

(e) the exercise by the Issuers of their legal defeasance option or covenant defeasance option as described under “— Legal Defeasance and Covenant Defeasance” or the discharge of the Issuers’ obligations under the Indenture in accordance with the terms of the Indenture.

VHS Holdco I shall be automatically and unconditionally released and discharged from all of its obligations under its Guarantee of the Notes only if the conditions described in paragraph (a) or (c)(i) are satisfied with respect to VHS Holdco I.

Notwithstanding the foregoing, if any Guarantor is released from its Guarantee pursuant to paragraphs (a), (b) or (c) above, and such Guarantor is not released from its guarantee of the Credit Agreement within 30 days after the release of its Guarantee, then such Guarantor shall immediately provide a Guarantee under the Indenture until such Guarantor’s guarantee under the Credit Agreement is released.

Additional Notes

Subject to the covenants described below, the Issuers may issue Notes under the Indenture having the same terms in all respects as the existing Notes. The Notes and any Additional Notes would be treated as a single class for all purposes under the Indenture and would vote together as one class, except as otherwise provided below, on all matters with respect to the Notes.

Optional Redemption

At any time on or prior to February 1, 2013, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price of 108.000% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, in each case, with the net cash proceeds of one or more Equity Offerings (1) by the Issuers or (2) by any direct or indirect parent of VHS Holdco II, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of VHS Holdco II or used to purchase Capital Stock (other than Disqualified Stock) of VHS Holdco II from it; provided that:

(1) at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuers and their Subsidiaries); and

(2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

The Notes may be redeemed, in whole or in part, at any time prior to February 1, 2014 at the option of the Issuers upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On or after February 1, 2014 the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage

2014	104.000%
2015	102.000%
2016 and thereafter	100.000%

The Issuers may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Credit Agreement contains, and future debt of the Issuers or the Guarantors may contain, limitations on certain events that would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of the Notes of their right to require the Issuers to repurchase their Notes could cause a default under existing or future debt of the Issuers or the Guarantors (including under the Credit Agreement), even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, the Issuers’ ability to pay cash to holders of the Notes upon a repurchase may be limited by the Issuers’ and the Guarantors’ financial resources at that time. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Issuers’ failure to purchase Notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under the Issuers’ existing debt, and may constitute a default under future debt as well. The Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the Notes.

The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture contains no provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer, and such Change of Control Offer is otherwise made in compliance with the provisions of this covenant.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of VHS Holdco II and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of VHS Holdco II and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) VHS Holdco II (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (as determined in good faith by the principal financial officer of VHS Holdco II or, in the case of assets and Equity Interests having a value in excess of $25.0 million, by the Board of Directors of VHS Holdco II) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by VHS Holdco II or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

The amount of (i) any liabilities (as shown on VHS Holdco II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of VHS Holdco II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and for which VHS Holdco II and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by VHS Holdco II or such Restricted Subsidiary from such transferee that are converted by VHS Holdco II or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the receipt thereof and (iii) any Designated Non-cash Consideration received by VHS Holdco II or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by VHS Holdco II), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $50.0 million and (y) 2.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received without giving effect to subsequent changes in value) shall be deemed to be cash for purposes of clause (2) above and for no other purpose.

Notwithstanding the foregoing, the 75% limitation referred to in clause (2) above shall not apply to any Asset Sale in which the amount of consideration of the type referred to in clause (2) above received therefrom, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Within 365 days after the receipt of any Net Proceeds by VHS Holdco II or any Restricted Subsidiary from an Asset Sale, VHS Holdco II or such Restricted Subsidiary may apply those Net Proceeds at its option to:

(1) permanently reduce Obligations under the Credit Agreement and, in the case of revolving Obligations thereunder, to correspondingly reduce commitments with respect thereto (or other Indebtedness of the Issuers or a Guarantor secured by a Lien) or Pari Passu Indebtedness or Indebtedness of a Restricted Subsidiary that is not a Guarantor; provided that if the Issuers or a Guarantor shall so reduce Obligations under such Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, the pro rata principal amount of Notes) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to either of the Issuers or an Affiliate of the Issuers (provided that in the case of any reduction of any revolving obligations, the Issuers or such Restricted Subsidiary shall effect a corresponding reduction of commitments with respect thereto);

(2) make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in VHS Holdco II or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

(3) make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in VHS Holdco II or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale;

provided that the 365-day period provided above to apply any portion of Net Proceeds in accordance with clause (2) or (3) above shall be extended by an additional 180 days if by not later than the 365th day after receipt of such Net Proceeds, VHS Holdco II or a Restricted Subsidiary, as applicable, has entered into a bona fide binding commitment with a Person other than an Affiliate of the Issuers to make an investment of the type referred to in either such clause in the amount of such Net Proceeds.

When the aggregate amount of Net Proceeds not applied or invested in accordance with the preceding paragraph (“Excess Proceeds”) exceeds $30.0 million, the Issuers will make an Asset Sale Offer to all holders of Notes and any other Pari Passu Indebtedness requiring the making of such an offer to purchase on a pro rata basis the maximum principal amount of Notes and such other Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

Pending the final application of any Net Proceeds, VHS Holdco II or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuers may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Pari Passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other Pari Passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Selection and Notice

If less than all of the Notes under the Indenture are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) the covenants specifically listed under the following captions in this “Description of Notes” section of this offering memorandum will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1) “Repurchase at the Option of Holders — Asset Sales”;

(2) “— Limitation on Restricted Payments”;

(3) “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(4) clause (4) of the first paragraph of “— Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “— Limitation on Transactions with Affiliates”; and

(6) “— Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

During any period that the foregoing covenants have been suspended, the Issuers may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to clause (ii) of the definition of “Unrestricted Subsidiary.”

If and while the Issuers and their Restricted Subsidiaries are not subject to the Suspended Covenants, the holders of Notes will be entitled to substantially less covenant protection. In the event that the Issuers and their Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuers and their Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Asset Sales shall be reset to zero.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Issuers or any of their Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Notes; provided that (1) with respect to Restricted Payments made after such reinstatement, the amount of Restricted Payments made will be calculated as though the limitations contained in the covenant described below under the caption “— Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be deemed to have been incurred or issued pursuant to clause (4) of the second paragraph of “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

There can be no assurance that the Notes will ever receive or maintain Investment Grade Ratings.

Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock

VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and VHS Holdco II will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided that VHS Holdco II and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary may issue Preferred Stock if the Fixed Charge Coverage Ratio for VHS Holdco II’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) Indebtedness under Credit Facilities together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,275.0 million outstanding at any one time less the amount of all permanent reductions of Indebtedness thereunder as a result of principal payments actually made with Net Proceeds from Asset Sales;

(2) Indebtedness represented by the Existing VHS Holdco II Notes after giving effect to the consummation of the Offer (including any guarantee thereof existing on the Issue Date); provided that any such Existing VHS Holdco II Notes shall be redeemed within 45 days of the Issue Date;

(3) Indebtedness represented by the Notes and the Guarantees and the Notes and related Guarantees to be issued in exchange therefor pursuant to the Registration Rights Agreement;

(4) Existing Indebtedness (other than Indebtedness described in clauses (1), (2) and (3));

(5) Indebtedness (including Capitalized Lease Obligations) incurred or issued by VHS Holdco II or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used by or useful to VHS Holdco II or any Restricted Subsidiary in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (5), does not exceed the greater of $75.0 million and 3.0% of Total Assets;

(6) Indebtedness incurred by VHS Holdco II or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims;

(7) Indebtedness arising from agreements of VHS Holdco II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that (A) such Indebtedness is not reflected on the balance sheet (other than by application of FASB ASL 460, Guarantees as a result of an amendment to an obligation in existence on the Issue Date) of VHS Holdco II or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by VHS Holdco II and any Restricted Subsidiaries in connection with such disposition;

(8) Indebtedness of VHS Holdco II owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by VHS Holdco II or any Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to VHS Holdco II or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if either of the Issuers or any Guarantor is the obligor on such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor, other than Indebtedness represented by short-term, open account working capital notes entered into in the ordinary course of business for cash management purposes and consistent with past practice, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Issuer with respect to the Notes or of such Guarantor with respect to its Guarantee;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to VHS Holdco II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to VHS Holdco II or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations of VHS Holdco II or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (B) exchange rate risk with respect to any currency exchange or (C) commodity risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees provided by VHS Holdco II or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

(12) Preferred Stock that is not Disqualified Stock and is issued by a Restricted Subsidiary of VHS Holdco II to a Person holding a minority Equity Interest in such Restricted Subsidiary (after giving effect to such issuance); provided that such Preferred Stock is not exchangeable or convertible into Indebtedness of VHS Holdco II or any of its Restricted Subsidiaries and does not require any cash payment of dividends or distributions at any time that such cash payment would result in a Default or an Event of Default; provided, further, that the aggregate liquidation preference of all Preferred Stock issued pursuant to this clause (12) shall not exceed $25.0 million;

(13) Indebtedness of VHS Holdco II or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (13), does not at any one time outstanding, when taken together with any Refinancing Indebtedness in respect thereof, exceed the greater of (x) $150.0 million and (y) 5.0% of Total Assets (it being understood that any Indebtedness or Preferred Stock incurred pursuant to this clause (13) shall cease to be deemed incurred or outstanding for purposes of this clause (13) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which VHS Holdco II or such Restricted Subsidiary could have incurred such Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (13));

(14) any guarantee by either of the Issuers or a Guarantor of Indebtedness or other obligations of VHS Holdco II or any Restricted Subsidiary so long as the incurrence of such Indebtedness by VHS Holdco II or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or a Guarantee, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantee, as applicable;

(15) the incurrence by VHS Holdco II or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (13) above, this clause (15) and clause (16) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated to the Notes, such Refinancing Indebtedness is subordinated to the Notes at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Restricted Subsidiary that is not the Co-Issuer or a Guarantor that refinances Indebtedness or Preferred Stock of either Issuer or a Guarantor or (y) Indebtedness or Preferred Stock of VHS Holdco II or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a stated maturity date prior to the Stated Maturity of the Indebtedness being refunded or refinanced;

(16) Indebtedness or Preferred Stock of Persons that are acquired by VHS Holdco II or any Restricted Subsidiary or merged into VHS Holdco II or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of such acquisition or merger; and provided, further, that after giving effect to such acquisition or merger, either (A) VHS Holdco II or such Restricted Subsidiary would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(17) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness, other than credit or purchase cards, is extinguished within five business days of its incurrence;

(18) Indebtedness of VHS Holdco II or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

(19) Contribution Indebtedness;

(20) Indebtedness consisting of the financing of insurance premiums;

(21) Indebtedness incurred on behalf of or representing Guarantees of Indebtedness of joint ventures of VHS Holdco II or any Restricted Subsidiary not in excess of $25.0 million at any time outstanding;

(22) Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to VHS Holdco II or any Restricted Subsidiary other than a Securitization Subsidiary (except for Standard Securitization Undertakings);

(23) Physician Support Obligations incurred by VHS Holdco II or any Restricted Subsidiary;

(24) Indebtedness consisting of Indebtedness issued by the Issuers or any of their Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuers or any direct or indirect parent company of the Issuers to the extent described in clause (4) of the second paragraph under the caption “— Limitation on Restricted Payments”;

(25) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(26) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Issuers and their Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Issuers and their Restricted Subsidiaries;

(27) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis; and

(28) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in paragraphs (1) through (27) above.

For purposes of determining compliance with this “Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (28) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, VHS Holdco II will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional

Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Notes are first issued and authenticated under the Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The maximum amount of Indebtedness that VHS Holdco II and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Restricted Payments

VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other payment or distribution on account of VHS Holdco II’s or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by VHS Holdco II payable in Equity Interests (other than Disqualified Stock) of VHS Holdco II or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary to VHS Holdco II or any other Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, VHS Holdco II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of either of the Issuers or any direct or indirect parent entity of either of the Issuers, including in connection with any merger or consolidation involving either of the Issuers or any such parent entity;

(c) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness of VHS Holdco II or any Subsidiary Guarantor (other than (x) Indebtedness permitted under clauses (8) and (9) of the definition of “Permitted Debt” or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness, as the case may be, purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(d) make any Restricted Investment

(all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) VHS Holdco II would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by VHS Holdco II and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (8), (9), (11), (12), (13), (15), (16), (18), (20) and (21) of the next succeeding paragraph), is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of VHS Holdco II for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the

Issue Date, to the end of VHS Holdco II’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco II, of property and marketable securities received by the Issuers since immediately after the Issue Date from the issue or sale of (x) Equity Interests of VHS Holdco II (including Retired Capital Stock (as defined below)) (other than (i) Excluded Contributions, (ii) Designated Preferred Stock, (iii) cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of VHS Holdco II, any direct or indirect parent entities of VHS Holdco II and its Subsidiaries following the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph and (iv) Refunding Capital Stock (as defined below)) and, to the extent actually contributed to VHS Holdco II, Equity Interests of any direct or indirect parent entities of VHS Holdco II and (y) debt securities of VHS Holdco II that have been converted into such Equity Interests of VHS Holdco II (other than Refunding Capital Stock or Equity Interests or convertible debt securities of VHS Holdco II sold to a Restricted Subsidiary or VHS Holdco II, as the case may be, and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco II, of property and marketable securities contributed to the capital of VHS Holdco II following the Issue Date (other than (i) Excluded Contributions, (ii) the Cash Contribution Amount and (iii) contributions by a Restricted Subsidiary), plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco II, of property and marketable securities received after the Issue Date by means of (A) the sale or other disposition (other than to VHS Holdco II or a Restricted Subsidiary) of Restricted Investments made by VHS Holdco II or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from VHS Holdco II or its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by VHS Holdco II or its Restricted Subsidiaries or (B) the sale (other than to VHS Holdco II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (5) or (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into VHS Holdco II or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to VHS Holdco II or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of VHS Holdco II in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (5) or (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment).

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the irrevocable redemption notice, as the case may be, if, at the date of declaration or notice, such dividend, distribution or redemption payment, as the case may be, would have complied with the provisions of the Indenture;

(2) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Issuers or any direct or indirect parent corporation of the Issuers (“Retired Capital Stock”) or Subordinated Indebtedness, as the case may be, in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Issuers) of Equity Interests of the Issuers or any direct or indirect parent of the Issuers or contributions to the equity capital of the Issuers (in each case, other than Disqualified Stock) (“Refunding Capital Stock”) and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Issuers) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of VHS Holdco II or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof, which is incurred in compliance with the covenant “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, (B) such new Indebtedness is subordinated to the Notes and any such applicable Guarantees at least to the same extent as such Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value is subordinated to the Notes and/or Guarantees, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Issuers or any of their direct or indirect parent entities held by any future, present or former employee, director or consultant of VHS Holdco II, any of its Subsidiaries or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) VHS Holdco II’s direct or indirect parent entities, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or arrangement; provided that the aggregate amount of all such Restricted Payments made under this clause (4) does not exceed in any calendar year $12.5 million (which shall increase to $25.0 million subsequent to the consummation of an underwritten public Equity Offering by VHS Holdco II or any of its direct or indirect parent entities) (with unused amounts in any calendar year being carried over to the next two succeeding calendar years); and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of VHS Holdco II and, to the extent contributed to VHS Holdco II, Equity Interests of any of its direct or indirect parent entities, in each case to members of management, directors or consultants of VHS Holdco II, any of its Subsidiaries or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) VHS Holdco II’s direct or indirect parent entities, that occurs after the Issue Date plus (B) the cash proceeds of key man life insurance policies received by VHS Holdco II or its Restricted Subsidiaries, or by any direct or indirect parent entity to the extent contributed to VHS Holdco II, after the Issue Date (provided that VHS Holdco II may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year) less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4); and provided, further, that cancellation of Indebtedness owing to the Issuers from members of management of the Issuers, any of the Issuers’ direct or indirect parent companies or any of the Issuers’ Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuers or any of their direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (5) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities, not to exceed $50.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(6) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(7) the payment of dividends on the common equity interests of the Issuers (or the payment of dividends to any direct or indirect parent of the Issuers to fund a payment of dividends on such entity’s common stock) following the first public offering of the common stock of the Issuers, or the common equity interests of any of their direct or indirect parent entities after the Issue Date, of up to 6.0% per annum or the net proceeds received by or contributed to the Issuers in any public offering, other than public offerings with respect to common equity interests registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and other than any public sale constituting an Excluded Contribution;

(8) Restricted Payments equal to the amount of Excluded Contributions;

(9) the declaration and payment of dividends to, or the making of loans to, VHS Holdings LLC, a Delaware limited liability company, VHS Holdco I, or Vanguard in amounts required for VHS Holdings LLC, VHS Holdco I, or Vanguard to pay:

(A) (i) overhead (including salaries and other compensation expenses) and franchise or similar tax liabilities, legal, accounting and other professional fees and expenses in connection with, and to the extent attributable, to the maintenance of VHS Holdings LLC’s, VHS Holdco I’s or Vanguard’s existence and its ownership of VHS Holdco I, Vanguard, the Issuers or any of their Subsidiaries, as applicable, (ii) fees and expenses related to any equity offering, investment or acquisition permitted hereunder (whether or not successful) and (iii) other fees and expenses in connection with, and to the extent attributable to, the maintenance of VHS Holdings LLC’s, VHS Holdco I’s or Vanguard’s existence and its ownership of VHS Holdco I, Vanguard, the Issuers or any of their Subsidiaries, as applicable; and

(B) with respect to each tax year (or portion thereof), federal, state or local income taxes (as the case may be) imposed directly on or allocated to VHS Holdings LLC, VHS Holdco I or Vanguard or which are due and payable by VHS Holdings LLC, VHS Holdco I or Vanguard as part of a consolidated group, to the extent such income taxes are attributable to the income of VHS Holdco I, the Issuers or any of their Subsidiaries;

(10) [Reserved];

(11) distributions or payments of Securitization Fees;

(12) cash dividends or other distributions on Capital Stock of VHS Holdco II or any of its Restricted Subsidiaries used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the Refinancing, this offering or owed to Affiliates, in each case to the extent permitted by the covenant described under “— Limitation on Transactions with Affiliates”;

(13) declaration and payment of dividends to holders of any class or series of Disqualified Stock of VHS Holdco II or any Restricted Subsidiary or any class of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(14) other Restricted Payments in an aggregate amount not to exceed $100.0 million;

(15) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent company of VHS Holdco II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of any direct or indirect parent company of VHS Holdco II issued after the Issue Date; provided that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on the first day of such period (and the payment of dividends or distributions) on a pro forma basis, VHS Holdco II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (15) does not exceed the net cash proceeds actually received by the Issuers from any such sale of Designated Preferred Stock issued after the Issue Date;

(16) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to VHS Holdco II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(17) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders — Change of Control” and “Repurchase at the Option of Holders — Asset Sales”; provided that all Notes tendered by holders of the Notes in connection with the related Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(18) payments to VHS Holdco I to enable VHS Holdco I to purchase Existing VHS Holdco I Notes validly tendered, and not validly withdrawn, in the Offer in accordance with the terms thereof or to redeem VHS Holdco I Notes that are not validly tendered; provided that such amounts are used by VHS Holdco I to purchase such Existing VHS Holdco I Notes in accordance with this clause (18) promptly after receipt of such payment;

(19) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of VHS Holdco II or any direct or indirect parent entity of VHS Holdco II that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of VHS Holdco II; provided that, as a result of such consolidation, merger or transfer of assets, the Issuers have made a Change of Control Offer pursuant to the covenant described under “— Repurchase at the Option of Holders — Change of Control” and any Notes tendered in connection therewith have been purchased;

(20) cash payments in lieu of fractional shares issuable as dividends on preferred stock or upon the conversion of any convertible debt securities of either Issuer or any of their Restricted Subsidiaries; provided that the Board of Directors of VHS Holdco II shall have determined in good faith that such payments are not made for the purpose of evading the limitations of this “Limitation on Restricted Payments” covenant; and

(21) any Restricted Payment with the net proceeds of this offering as described under the caption “Use of Proceeds” in this offering memorandum.

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (B) thereof), (5), (7),

(11), (13), (14), (15), (16), (17) and (20) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by VHS Holdco II or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of VHS Holdco II.

VHS Holdco II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by VHS Holdco II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this offering memorandum.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to VHS Holdco II or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to VHS Holdco II or any of its Restricted Subsidiaries;

(2) make loans or advances to VHS Holdco II or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to VHS Holdco II or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to Existing Indebtedness, the Credit Agreement and related documentation, Hedging Obligations, the Indenture and the Notes;

(2) [Reserved];

(3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by VHS Holdco II or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions “— Limitation on Incurrence of Additional Indebtedness and Issuance of

Preferred Stock” and “— Limitation on Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness of Restricted Subsidiaries that are Guarantors which Indebtedness is permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business, including, without limitation, provisions limiting the disposition or distribution of assets or property; provided that such limitations are applicable only to the assets or property that are the subject of such joint venture agreements and are owned by such joint venture;

(11) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of VHS Holdco II or any Restricted Subsidiary;

(12) customary provisions contained in licenses of intellectual property and other similar agreements entered into in the ordinary course of business;

(13) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(14) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(15) contracts entered into in the ordinary course of business, not related to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of VHS Holdco II or any Restricted Subsidiary in any manner material to VHS Holdco II or any Restricted Subsidiary;

(16) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) and (5) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors of VHS Holdco II, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

(17) any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided that such restrictions apply only to such Securitization Subsidiary.

Limitation on Liens

VHS Holdco II will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness (other than Permitted Liens) on any asset or property of VHS Holdco II or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and any applicable Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes or the applicable Guarantee or Guarantees are equally and ratably secured.

Merger, Consolidation or Sale of All or Substantially All Assets

Merger, Consolidation or Sale of All or Substantially All Assets of the Issuers. Neither Issuer may, directly or indirectly: (a) consolidate or merge with or into or wind up into another Person (whether or not such Issuer is the surviving corporation); or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1) either: (A) such Issuer is the surviving corporation; or (B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the jurisdiction of organization of such Issuer or the United States, any state of the United States or the District of Columbia (such Issuer or such Person, as the case may be, hereinafter referred to as the “Successor Company”);

(2) the Successor Company (if other than such Issuer) expressly assumes all the obligations of such Issuer under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee; provided that at all times, a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia must be a co-issuer or the issuer of the Notes;

(3) immediately after such transaction no Default or Event of Default exists;

(4) after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Company (if other than such Issuer), would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” determined on a pro forma basis (including pro forma application of the net proceeds therefrom), as if such transaction had occurred at the beginning of such four-quarter period, or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for VHS Holdco II and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) shall apply, shall have confirmed in writing that its Guarantee shall apply to such Person’s obligations under the Notes, the Indenture and the Registration Rights Agreement; and

(6) such Issuer shall have delivered to the Trustee a certificate from a Responsible Officer and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such amendment or supplement (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, such Issuer under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to VHS Holdco II or to another Restricted Subsidiary and (b) either Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating such Issuer in another state of the United States, so long as the amount of Indebtedness of VHS Holdco II and its Restricted Subsidiaries is not increased thereby.

If a direct or indirect parent organized or existing under the laws of the United States, any state of the United States or the District of Columbia (“Parent”) of VHS Holdco II assumes the obligations under the Indenture in a transaction which meets the requirements of this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant treating Parent as the Successor Company for purposes of such covenant, all obligations of VHS Holdco II under the Indenture shall be discharged except to the extent that VHS

Holdco II is or becomes a Subsidiary, Restricted Subsidiary or Subsidiary Guarantor of the Notes. In such event, Parent will succeed to, and be substituted for, VHS Holdco II under the Indenture and the Notes.

Merger, Consolidation or Sale of All or Substantially All Assets by a Guarantor.  Subject to the provisions described under “Guarantees — Release,” no Guarantor (other than Vanguard) shall consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person, unless:

(1) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) the Issuers shall have delivered to the Trustee a certificate from a Responsible Officer and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such amendment or supplement (if any) comply with this Agreement.

The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and the Registration Rights Agreement.

Notwithstanding the foregoing, (1) a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or the District of Columbia, so long as the amount of Indebtedness of the Guarantor is not increased thereby, and (2) any Subsidiary Guarantor may merge into or transfer all or part of its properties and assets to either of the Issuers or another Subsidiary Guarantor. Notwithstanding anything to the contrary herein, except as expressly permitted under the Indenture no Guarantor shall be permitted to consolidate with, merge into or transfer all or part of its properties and assets to VHS Holdco I or Vanguard.

Limitation on Transactions with Affiliates

VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million, unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to VHS Holdco II or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by VHS Holdco II or such Restricted Subsidiary with an unrelated Person on an arms length basis; and

(2) VHS Holdco II delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a resolution of the Board of Directors of VHS Holdco II set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members, if any, of the Board of Directors of VHS Holdco II.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among VHS Holdco II and/or any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(2) Restricted Payments and Permitted Investments permitted by the Indenture;

(3) the payment to Sponsors of annual management, consulting, monitoring and advisory fees in an aggregate amount in any fiscal year not in excess of the greater of (A) $6.0 million and (B) 2.0% of EBITDA of VHS Holdco II and its Restricted Subsidiaries for the immediately preceding fiscal year, plus reasonable out-of-pocket costs and expenses in connection therewith and unpaid amounts accrued for prior periods (but after the Issue Date), and the execution of any management or monitoring agreement subject to the same limitations;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of VHS Holdco II, any Restricted Subsidiary or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) any of VHS Holdco II’s direct or indirect parent entities;

(5) payments by VHS Holdco II or any Restricted Subsidiary to the Sponsors and any of their Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of VHS Holdco II in good faith;

(6) transactions in which VHS Holdco II or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to VHS Holdco II or such Restricted Subsidiary from a financial point of view;

(7) payments or loans (or cancellations of loans) to employees or consultants of VHS Holdco II, any Restricted Subsidiary or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) any of VHS Holdco II’s direct or indirect parent entities, which are approved by a majority of the Board of Directors of VHS Holdco II in good faith and which are otherwise permitted under the Indenture;

(8) payments made or performance under any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date);

(9) the existence of, or the performance by VHS Holdco II or any of its Restricted Subsidiaries of its obligations under the terms of, the LLC Agreement (including any registration rights agreement or purchase agreements related thereto to which it is party on the Issue Date and any similar agreement that it may enter into thereafter); provided that the existence of, or the performance by VHS Holdco II or any of its Restricted Subsidiaries of its obligations under any future amendment to the LLC Agreement or under any similar agreement or amendment thereto entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to holders of the Notes in any material respect;

(10) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to VHS Holdco II and or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of VHS Holdco II or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(11) if otherwise permitted hereunder, the issuance of Equity Interests (other than Disqualified Stock) of the Issuers to VHS Holdco I, to any direct or indirect parent of VHS Holdco I, or to any Permitted Holder;

(12) any transaction effected as part of a Qualified Securitization Financing;

(13) any transaction with a Captive Insurance Subsidiary in the ordinary course of operations of such Captive Insurance Subsidiary;

(14) payments or loans (or cancellation of loans) to employees or consultants of the Issuers, any of their direct or indirect parent companies or any of their Restricted Subsidiaries and any employment agreements entered into by VHS Holdco II or any of the Restricted Subsidiaries in the ordinary course of business;

(15) transactions with joint ventures in Permitted Businesses entered into in the ordinary course of business and in a manner consistent with past practice;

(16) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of VHS Holdco II; and

(17) Investments by any of the Sponsors in securities of the Issuers or any of their Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such investors in connection therewith) so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Payments for Consent

VHS Holdco II will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Existence of Corporate Co-Issuer

VHS Holdco II will always maintain a Wholly-Owned Subsidiary that is a Restricted Subsidiary of VHS Holdco II organized as a corporation under the laws of the United States of America, any state thereof or the District of Columbia that will serve as a co-issuer of the Notes unless VHS Holdco II is itself a corporation under the laws of the United States of America, any state thereof or the District of Columbia.

Reports to Holders

Whether or not required by the Commission, so long as any Notes are outstanding, VHS Holdco II will furnish to the holders of Notes, within 45 days after the end of each of the first three fiscal quarters of each fiscal year commencing with the fiscal quarter ended December 31, 2009 or (in the case of annual financial information) within 90 days after the end of each fiscal year, all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if VHS Holdco II were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by VHS Holdco II’s certified independent accountants.

In addition, whether or not required by the Commission, VHS Holdco II will file a copy of all of the information and reports referred to above with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, VHS Holdco II has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

So long as Vanguard is a Guarantor (there being no obligation of Vanguard to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of VHS Holdco I or the Issuers (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of VHS Holdco II, be filed by and be those of Vanguard rather than VHS Holdco II. The Indenture will provide that VHS Holdco II will be deemed to be in compliance with the provisions of the covenant described under this caption if Vanguard shall have filed such reports, documents and other information with the Commission using its Electronic Data Gathering, Analysis and Referral System or any successor system.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the Exchange Offer (as defined under “Exchange Offer; Registration Rights”) or the effectiveness of the Shelf Registration Statement (as defined under “Exchange Offer; Registration Rights”) by the filing with the Commission of the Exchange Offer Registration Statement (as defined under “Exchange Offer; Registration Rights”) and/or Shelf Registration Statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default

Under the Indenture, an Event of Default is defined as any of the following:

(1) the Issuers default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes issued under the Indenture;

(2) the Issuers default in the payment when due of interest or Additional Interest, if any, on or with respect to the Notes issued under the Indenture and such default continues for a period of 30 days;

(3) either of the Issuers defaults in the performance of, or breaches any covenant, warranty or other agreement contained in the Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(4) either of the Issuers or any Significant Subsidiary defaults under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by VHS Holdco II or any Restricted Subsidiary or the payment of which is guaranteed by VHS Holdco II or any Restricted Subsidiary (other than Indebtedness owed to VHS Holdco II or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated final maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $30.0 million or more at any one time outstanding;

(5) certain events of bankruptcy affecting the Issuers or any Significant Subsidiary;

(6) either of the Issuers or any Significant Subsidiary fails to pay final judgments (other than any judgments covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $30.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 consecutive days after such judgment becomes final, and an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; or

(7) the Guarantee of VHS Holdco I or any Guarantee of a Significant Subsidiary fails to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor (other than Vanguard) denies or disaffirms its obligations under its Guarantee and such Default continues for 10 days.

If an Event of Default (other than an Event of Default specified in clause (5) above with respect to either of the Issuers) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes under the Indenture may declare the principal of and accrued interest on such Notes to be due and payable by notice in writing to the Issuers and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable. Notwithstanding the foregoing, if an Event of Default specified in clause (5) above with respect to either of the Issuers occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the Notes.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes issued under the Indenture as described in the preceding paragraph, the holders of a majority in principal amount of the outstanding Notes issued under the Indenture may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Issuers have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount of the Notes issued under the Indenture may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on such Notes.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes issued under such Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuers or any direct or indirect parent entity (other than VHS Holdco I or Vanguard), as such, will have any liability for any obligations of the Issuers under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their and the Guarantors’ obligations discharged with respect to the outstanding Notes, the Guarantees and the Indenture (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes issued thereunder to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the Notes issued thereunder concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes issued thereunder. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of the Issuers but not their Restricted Subsidiaries) described under “— Events of Default” will no longer constitute an Event of Default with respect to the Notes issued thereunder. If the Issuers exercise their Legal Defeasance or Covenant Defeasance option, each Guarantor will be released from all of its obligations with respect to its Guaranty.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes issued thereunder, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, subject to customary assumptions and exclusions, the holders of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) or insofar as Events of Default (other than Events of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the Credit Agreement or any other material agreement or instrument (other than the Indenture) to which VHS Holdco II or any of its Restricted Subsidiaries is a party or by which VHS Holdco II or any of its Restricted Subsidiaries is bound;

(6) the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(7) the Issuers must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, subject to customary assumptions and exclusions, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) the Issuers have paid or caused to be paid all sums payable by them under the Indenture; and

(3) in the event of a deposit as provided in clause (1)(b), the Issuers have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Modification of the Indenture

Except as provided in the next three succeeding paragraphs, the Indenture or the Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding issued under the Indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes issued under the Indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder affected, an amendment or waiver of the Indenture may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes issued thereunder whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes issued thereunder (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note issued thereunder;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes issued thereunder (except a rescission of acceleration of the Notes issued thereunder by the holders of at least a majority in aggregate principal amount of the Notes issued thereunder and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes issued thereunder;

(7) waive a redemption payment with respect to any Note issued thereunder (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) modify the Guarantees in any manner adverse to the holders of the Notes;

(9) make any change in the preceding amendment and waiver provisions; or

(10) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner that would materially adversely affect the holders of the Notes.

Notwithstanding the preceding paragraph, without the consent of any holder of Notes, the Issuers and the Trustee may amend or supplement the Indenture or the Notes issued thereunder:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of either Issuers’ obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of such Issuers’ assets;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to add a Guarantee of the Notes or to release the Guarantee of Vanguard;

(7) to conform the text of the Indenture, the Notes or the Guarantees to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Guarantees; or

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof.

Governing Law

The Indenture, the Notes and the Guarantees are governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

If the Trustee becomes a creditor of the Issuers or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person;

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person; and

(3) Indebtedness of any other Person assumed in connection with, and existing at the time of, an acquisition by a Restricted Subsidiary of the property or assets that constitute substantially all of a division or line of business of such Person, but excluding in any event Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, or such assets or property being acquired by, such specified Person.

“Additional Interest” has the meaning given such term in this offering memorandum in the section entitled “Exchange Offer; Registration Rights.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means with respect to any Note on the applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of the Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Notes at February 1, 2014 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the Notes through February 1, 2014 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the Note.

“Asset Sale” means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets of VHS Holdco II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary, other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than VHS Holdco II or a Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

(1) a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business;

(2) the disposition of all or substantially all of the assets of either of the Issuers in a manner permitted pursuant to the covenant contained under the caption “— Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(3) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption “— Certain Covenants—Limitation on Restricted Payments”;

(4) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $15.0 million;

(5) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to VHS Holdco II or by VHS Holdco II or a Restricted Subsidiary to another Restricted Subsidiary;

(6) the lease, assignment, license or sublease of any real or personal property in the ordinary course of business;

(7) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(8) sales of assets received by VHS Holdco II or any Restricted Subsidiary upon foreclosures on a Lien;

(9) sales of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” to a Securitization Subsidiary in connection with any Qualified Securitization Financing;

(10) a transfer of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing;

(11) any exchange of assets for assets related to a Permitted Business of comparable market value, as determined in good faith by VHS Holdco II, which in the event of an exchange of assets with a fair market value in excess of (1) $25.0 million shall be evidenced by a certificate of a Responsible Officer of VHS Holdco II, and (2) $50.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of VHS Holdco II;

(12) the substantially contemporaneous sale and leaseback of an asset; provided that the sale and leaseback occurs within 180 days after the date of the acquisition of the asset by VHS Holdco II or any Restricted Subsidiary and the Net Proceeds of such sale and leaseback are applied in accordance with the “Asset Sales” covenant;

(13) the sale or transfer, in the ordinary course of business consistent with past practice, of receivables owing to VHS Holdco II or any Restricted Subsidiary for the purpose of collection of outstanding balances thereunder;

(14) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis; and

(15) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business.

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a limited liability company, the board of directors or other governing body, and in the absence of same, the manager or board of managers or the managing member or members or any controlling committee thereof;

(3) with respect to a partnership, the board of directors of the general partner or manager of the partnership; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Captive Insurance Subsidiary” means a Subsidiary of VHS Holdco II or any Restricted Subsidiary established for the purpose of insuring the healthcare businesses or facilities owned or operated by VHS Holdco II or any of its Subsidiaries or any physician employed by on the medical staff of any such business of facility.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Issuers described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof, in each case with maturities not exceeding two years;

(3) certificates of deposit and time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $500,000,000;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-1 from Moody’s or P-1 from S&P;

(6) securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State or commonwealth of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A-2 by Moody’s;

(7) investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $500.0 million.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of VHS Holdco II and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) any of Vanguard, VHS Holdco I or either of the Issuers becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of either of the Issuers or any of their respective direct or indirect parent corporations or entities.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Commission” means the Securities and Exchange Commission.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, (i) the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, the interest component of Capitalized Lease Obligations and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and expenses and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, Securitization Fees), less (ii) interest income of such Person and its Restricted Subsidiaries (other than cash interest income of the Captive Insurance Subsidiaries) for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that

(1) any net after-tax extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses relating thereto) or income or expense or charge (including, without limitation, severance, relocation and other restructuring costs) including, without limitation, any severance expense, and fees, expenses or charges related to any offering of Equity Interests of such Person, any Investment, acquisition or Indebtedness permitted to be incurred hereunder (in each case, whether or not successful), including all fees, expenses, charges and change in control payments related to the Refinancing, in each case shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3) any net after-tax income or loss from discontinued operations and any net after-tax gain or loss on disposal of discontinued operations shall be excluded;

(4) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of VHS Holdco II) shall be excluded;

(5) any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(6) an amount equal to the amount of Tax Distributions under clause 9(B) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” actually made to VHS Holdco I, Vanguard or VHS Holdings LLC in respect of the net taxable income allocated by VHS Holdco II to VHS Holdco I, Vanguard or VHS Holdings LLC for such period shall be included as though such amounts had been paid as income taxes directly by VHS Holdco II;

(7) (A) the Net Income for such period of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments in respect of equity that are actually paid in cash (or to the extent converted into cash) by the referent Person to VHS Holdco II or a Restricted Subsidiary thereof in respect of such period and (B) without duplication, the Net Income for such period shall include any dividend, distribution or other payments in respect of equity paid in cash by such Person to VHS Holdco II or a Restricted Subsidiary thereof in excess of the amounts included in clause (A);

(8) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with any acquisition that is consummated after the Issue Date shall be excluded;

(9) any non-cash impairment charges resulting from the application of U.S. GAAP and the amortization of intangibles pursuant to U.S. GAAP, shall be excluded;

(10) any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(11) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of U.S. GAAP shall be excluded; and

(12) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “— Certain Covenants — Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) by such Person to VHS Holdco II or any Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant contained under the caption “— Certain Covenants — Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by VHS Holdco II and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments by VHS Holdco II and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by VHS Holdco II and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption “— Certain Covenants — Limitation on Restricted Payments.”

“Consolidated Senior Secured Debt Ratio” as of any date of determination means the ratio of (1) Consolidated Total Indebtedness of VHS Holdco II and its Restricted Subsidiaries that is secured by a Lien as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, less the Unrestricted Cash of VHS Holdco II and its Restricted Subsidiaries at such date to (2) EBITDA of VHS Holdco II and its Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Total Indebtedness” means, as of any date of determination, the aggregate principal amount of Indebtedness of VHS Holdco II and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis, to the extent required to be recorded on a balance sheet in accordance with GAAP, consisting of Indebtedness for borrowed money, Capitalized Lease Obligations and debt obligations evidenced by promissory notes or similar instruments.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Issuers or any Subsidiary Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Issuers after the Issue Date; provided that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Issuers, the amount in excess shall be Indebtedness (other than secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Notes, and

(2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contribution and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the incurrence date thereof.

“Credit Agreement” means that certain Credit Agreement, dated as of the Issue Date, among VHS Holdco II, the Issuers, the Lenders party thereto, Bank of America, N.A., as administrative agent, Barclays Bank plc, as syndication agent, the other agents named therein, and Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and book runners, together with all agreements, notes, instruments and documents executed or delivered pursuant thereto and in connection therewith, including, without limitation, all mortgages, other security documents and guaranties, in each case as amended (including any amendment and restatement), supplemented, extended, renewed, replaced (by one or more credit facilities, debt instruments, indentures and/or related documentation) or otherwise modified from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of or refinancing in whole or in part (including, but not limited to, by the inclusion of additional or different lenders or financial institutions thereunder or additional borrowers or guarantors thereof) all or any portion of the Indebtedness under such agreement or any successor agreement or agreements and whether by the same or any other agent, lender or group of lenders or other financial institutions.

“Credit Facilities” means, with respect to the Issuers or any of their Restricted Subsidiaries, one or more debt facilities, including the Credit Agreement, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” hereof) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by VHS Holdco II or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuers or any direct or indirect parent company of the Issuers (other than Disqualified Stock), that is issued for cash (other than to the Issuers or any of their Subsidiaries or an employee stock ownership plan or trust established by the Issuers or any of their Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the Final Maturity Date of the Notes or the date the Notes are no longer outstanding; provided (x) that if such Capital Stock is issued to any plan for the benefit of employees of the Issuers or their Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by either of the Issuers or their Subsidiaries in order to satisfy applicable statutory or regulatory obligations and (y) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require either of the Issuers or the Subsidiary that issued such Capital Stock to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale, will not constitute Disqualified Stock.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period (A) plus, without duplication, and in each case to the extent deducted in calculating Consolidated Net Income for such period:

(1) provision for taxes based on income, profits or capital of such Person for such period, including, without limitation, state, franchise and similar taxes (including any Tax Distribution taken into account in calculating Consolidated Net Income), plus

(2) Consolidated Interest Expense of such Person for such period, plus

(3) Consolidated Depreciation and Amortization Expense of such Person for such period, plus

(4) any reasonable expenses or charges related to the Refinancing, any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture (including a refinancing thereof) (whether or not successful), plus

(5) the amount of any restructuring charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost or excess pension charges), plus

(6) the non-controlling interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary in such period or any prior period, except to the extent of dividends declared or paid on Equity Interests held by third parties, plus

(7) the non-cash portion of “straight-line” rent expense, plus

(8) the amount of any expense to the extent a corresponding amount is received in cash by VHS Holdco II and its Restricted Subsidiaries from a Person other than VHS Holdco II or any Subsidiary of VHS Holdco II under any agreement providing for reimbursement of any such expense; provided such reimbursement payment has not been included in determining Consolidated Net Income or EBITDA (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods), plus

(9) the amount of management, consulting, monitoring and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals related to such fees and related expenses) during such period; provided that such amount shall not exceed in any four quarter period the greater of (x) $6.0 million and (y) 2.0% of EBITDA of VHS Holdco II and its Restricted Subsidiaries for each period, plus

(10) without duplication, any other non-cash charges (including any impairment charges and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

(11) any net losses resulting from Hedging Obligations entered into in the ordinary course of business;

and (B) less the sum of, without duplication, (1) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges or asset valuation adjustments made in any prior period); (2) the non-controlling interest income consisting of subsidiary losses attributable to the minority equity interests of third parties in any non-Wholly-Owned Subsidiary, (3) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense and (4) any net gains resulting from Hedging Obligations entered into in the ordinary course of business relating to intercompany loans, to the extent that the notional amount of the related Hedging Obligation does not exceed the principal amount of the related intercompany loan.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuers or any of their direct or indirect parent corporations (excluding Disqualified Stock), other than (i) public offerings with respect to common stock of the Issuers or of any direct or indirect parent corporation of the Issuers registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and (ii) any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds, in each case received after the Issue Date by VHS Holdco II and its Restricted Subsidiaries from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of VHS Holdco II or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of VHS Holdco II or any Subsidiary of VHS Holdco II) of Capital Stock (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption “— Certain Covenants — Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of VHS Holdco II and its Subsidiaries (after giving effect to the Refinancing) in existence on the Issue Date.

“Existing VHS Holdco I Notes” means the 11 1/4% Senior Discount Notes due 2015 issued by VHS Holdco I and Vanguard Holding Company I, Inc. pursuant to an indenture dated as of September 23, 2004, among VHS Holdco I, Vanguard Holding Company I, Inc. and U.S. Bank National Association.

“Existing VHS Holdco II Notes” means the 9% Senior Subordinated Notes due 2014 issued by the Issuers pursuant to an indenture dated as of September 23, 2004, among the Issuers, the guarantors named therein and U.S. Bank National Association.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period consisting of such Person’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that VHS Holdco II or any Restricted Subsidiary incurs, assumes, guarantees or repays any Indebtedness or issues or repays Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers or consolidations (as determined in accordance with GAAP) that have been made by VHS Holdco II or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into VHS Holdco II or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition (including the Refinancing), disposition, merger, consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition

(including the Refinancing), disposition, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including the Refinancing) or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of VHS Holdco II and such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of VHS Holdco II of any closing) of any facility, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the chief financial officer of VHS Holdco II and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of VHS Holdco II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as VHS Holdco II may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense of such Person for such period, (b) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and (c) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) of any series of Disqualified Stock.

“Foreign Subsidiary” means any Subsidiary of VHS Holdco II that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

“GAAP” means generally accepted accounting principles in the United States in effect on the Issue Date. For purposes of this Description of Notes, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuers under the Indenture and the Notes by a Guarantor in accordance with the provisions of the Indenture. When used as a verb, “Guarantee” shall have a corresponding meaning.

“Guarantor” means any Person, including VHS Holdco I, Vanguard (so long as it guarantees the Notes) and the Subsidiary Guarantors, that incurs a Guarantee of the Notes; provided that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent,

(i) in respect of borrowed money,

(ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof),

(iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) reimbursement obligations in respect of trade letters of credit obtained in the ordinary course of business with expiration dates not in excess of 365 days from the date of issuance (x) to the extent undrawn or (y) if drawn, to the extent repaid in full within 20 business days of any such drawing, or

(iv) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(b) Disqualified Stock of such Person;

(c) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(d) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); and

(e) to the extent not otherwise included, the amount then outstanding (i.e., advanced, and received by, and available for use by, VHS Holdco II or any of its Restricted Subsidiaries) under any Securitization Financing (as set forth in the books and records of VHS Holdco II or any Restricted

Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Securitization Financing);

provided that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of VHS Holdco II, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued by the U.S. government or by any agency or instrumentality thereof and directly and fully guaranteed or insured by the U.S. government (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers or suppliers, commission, travel and similar advances to officers and employees, and, to the extent recorded in conformity with GAAP on the balance sheet of VHS Holdco II as accounts receivable, prepaid expenses or deposits, endorsements for collections or deposits, in each case to the extent arising in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If VHS Holdco II or any Subsidiary of VHS Holdco II sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of VHS Holdco II such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of VHS Holdco II, VHS Holdco II will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments,” (i) “Investments” shall include the portion (proportionate to VHS Holdco II’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of VHS Holdco II at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, VHS Holdco II shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) VHS Holdco II’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to VHS Holdco II’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by VHS Holdco II; and (iii) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after the Issue Date ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of

Directors of VHS Holdco II in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by VHS Holdco II and the Restricted Subsidiaries immediately after such transfer.

“Issue Date” means the date on which the Notes are originally issued.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities (other than securities representing an interest in a joint venture that is not a Subsidiary), any purchase option, call or similar right of a third party with respect to such securities.

“LLC Agreement” means the LLC Agreement among certain of the Sponsors and VHS Holdings LLC.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of Vanguard, VHS Holdco I and the Issuers, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of Vanguard, VHS Holdco I or the Issuers, as the case may be, was approved by a vote of a majority of the directors of Vanguard, VHS Holdco I or the Issuers, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of Vanguard, VHS Holdco I or the Issuers, as the case may be, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of Vanguard, VHS Holdco I or the Issuers, as the case may be.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP (excluding the portion of such net income attributable to non-controlling interests of Subsidiaries) and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

“Net Proceeds” means the aggregate cash proceeds received by VHS Holdco II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), payments required to be made to holders of non-controlling interests in Restricted Subsidiaries as a result of such Asset Sale, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the fourth paragraph of the covenant described under “— Repurchase at the Option of Holders — Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by VHS Holdco II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by VHS Holdco II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that any net proceeds of an Asset Sale by a non-guarantor Subsidiary that are subject to restrictions on repatriation to VHS Holdco II will not be considered Net Proceeds for so long as such proceeds are subject to such restrictions.

“Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offer” means (a) the offer by VHS Holdco I to purchase any and all of the Existing VHS Holdco I Notes and (b) the offer by VHS Holdco II to purchase any and all of the Existing VHS Holdco II Notes, in each case, as described in this offering memorandum under the caption “The Refinancing,” on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated January 14, 2010.

“Officer” means the Chairman of the Board, the Vice Chairman (if any), the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuers.

“Officers’ Certificate” means a certificate signed on behalf of the Issuers by two Officers of the Issuers, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuers, that meets the requirements set forth in the Indenture.

“Pari Passu Indebtedness” means any Indebtedness of the Issuers or any Guarantor that ranks pari passu in right of payment with the Notes or the Guarantees, as applicable.

“Permitted Business” means any business in the healthcare industry, including, without limitation, the business of owning and operating acute care hospitals and other related healthcare services and any services and any captive insurance company, activities or businesses incidental or directly related or reasonably similar thereto and any line of business engaged in by the Issuers or any of their direct or indirect Subsidiaries on the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

“Permitted Debt” is defined under the caption “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

“Permitted Holders” means, at any time, each of (i) the Sponsors and their Affiliates (not including, however, any portfolio companies of any of the Sponsors), (ii) one or more of the executive officers of Vanguard as of the Issue Date as listed in this offering memorandum under the caption “Management” (excluding any representatives of the Sponsors and their Affiliates) and (iii) the Management Group, excluding those persons included in clause (ii) hereof, with respect to not more than 5.0% of the total voting power of the Equity Interests of Vanguard, VHS Holdco I, the Issuers or any direct or indirect parent company of any of such Persons. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means

(1) any Investment by VHS Holdco II in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by VHS Holdco II or any Restricted Subsidiary in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, VHS Holdco II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described above under the caption “— Repurchase at the Option of Holders — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any

Investment existing on the Issue Date (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the Issue Date, of the original Investment so extended, modified or renewed);

(6) (A) loans and advances to officers, directors and employees, not in excess of $10.0 million in the aggregate outstanding at any one time and (B) loans and advances of payroll payments and expenses to officers, directors and employees in each case incurred in the ordinary course of business;

(7) any Investment acquired by VHS Holdco II or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by VHS Holdco II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) in satisfaction of a judgment or as a result of a foreclosure by VHS Holdco II or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (10) of the definition of “Permitted Debt”;

(9) any Investment by VHS Holdco II or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $90.0 million and (y) 3.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “— Repurchase at the Option of Holders — Asset Sales”;

(11) Investments the payment for which consists of Equity Interests of the Issuers or any direct or indirect parent companies of the Issuers (exclusive of Disqualified Stock);

(12) guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and performance guarantees consistent with past practice;

(13) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under “— Certain Covenants — Limitation on Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (10) of the second paragraph thereof);

(14) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Issuers or merged into or consolidated with a Restricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(15) guarantees by VHS Holdco II or any Restricted Subsidiary of operating leases (other than Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary in the ordinary course of business;

(16) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest;

(19) additional Investments in joint ventures of VHS Holdco II or any Restricted Subsidiaries existing on the Issue Date in an aggregate amount not to exceed $25.0 million;

(20) Physician Support Obligations made by the Issuers or a Subsidiary Guarantor;

(21) Investments in a Captive Insurance Subsidiary in an amount that does not exceed the minimum amount of capital required under the laws of the jurisdiction in which such Captive Insurance Subsidiary is formed plus the amount of any reasonable general corporate and overhead expenses of such Captive Insurance Subsidiary, and any Investment by a Captive Insurance Subsidiary that is a legal investment for an insurance company under the laws of the jurisdiction in which such Captive Insurance Subsidiary is formed and made in the ordinary course of its business and rated in one of the four highest rating categories;

(22) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and

(23) additional Investments by VHS Holdco II or any Restricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (23), not to exceed 3.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means the following types of Liens:

(1) deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

(2) Liens in favor of issuers of performance, surety bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(3) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary of VHS Holdco II; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property owned by VHS Holdco II or any Restricted Subsidiary;

(4) Liens on property at the time VHS Holdco II or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into VHS Holdco II or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that such Liens may not extend to any other property owned by VHS Holdco II or any Restricted Subsidiary;

(5) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to VHS Holdco II or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(6) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

(7) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(8) Liens in favor of VHS Holdco II or any Restricted Subsidiary;

(9) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Liens referred to in clauses (3), (4), (25) and (26) of this definition; provided that (A) such new Lien shall be limited to all or part of the same property that secured the original Liens (plus improvements on such property), and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (3), (4), (25) and (26) at the time the original Lien became a Permitted Lien under the Indenture and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(10) Liens on Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” incurred in connection with any Qualified Securitization Financing;

(11) Liens for taxes, assessments or other governmental charges or levies of or against VHS Holdco II or one of its Subsidiaries not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or pursuant to the agreement dated October 25, 2004, entered into under Section 7121 of the Code between Vanguard Health Financial Company LLC and the Commissioner of Internal Revenue with respect to the election under Section 953(d) made (or to be made) by Volunteer Insurance, Ltd. or for property taxes on property that VHS Holdco II or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(12) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(13) (A) pledges and deposits made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (B) pledges and deposits securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Vanguard, VHS Holdco I, VHS Holdco II or any Restricted Subsidiary;

(14) landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, VHS Holdco II or any Restricted Subsidiary shall have set aside on its books reserves in accordance with GAAP;

(15) zoning restrictions, easements, trackage rights, leases (other than Capitalized Lease Obligations), licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of VHS Holdco II or any Restricted Subsidiary;

(16) Liens that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (B) relating to pooled deposit or sweep accounts of VHS Holdco II or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of VHS Holdco II and the Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of VHS Holdco II or any Restricted Subsidiary in the ordinary course of business;

(17) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights;

(18) Liens securing obligations in respect of trade-related letters of credit permitted under the caption “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit and the proceeds and products thereof;

(19) any interest or title of a lessor under any lease or sublease entered into by VHS Holdco II or any Restricted Subsidiary in the ordinary course of business;

(20) licenses of intellectual property granted in a manner consistent with past practice;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22) Liens solely on any cash earnest money deposits made by VHS Holdco II or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder;

(23) Liens with respect to obligations of VHS Holdco II or a Restricted Subsidiary with an aggregate fair market value (valued at the time of creation thereof) of not more than $50.0 million at any time;

(24) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money) entered into in the ordinary course of business;

(25) Liens securing Capitalized Lease Obligations permitted to be incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Preferred Stock” and Indebtedness permitted to be incurred under clause (5) of the second paragraph of such covenant; provided, however, that such Liens securing Capitalized Lease Obligations or Indebtedness incurred under clause (5) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Preferred Stock” may not extend to property owned by VHS Holdco II or any Restricted Subsidiary other than the property being leased or acquired pursuant to such clause (5);

(26) Liens existing on the Issue Date after giving effect to the consummation of the Refinancing;

(27) Liens securing Indebtedness of the Issuers or a Restricted Subsidiary under a Credit Agreement to the extent such indebtedness has been incurred pursuant to clause (1) of the second paragraph of the covenant described under the heading “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(28) Liens securing Pari Passu Indebtedness permitted to be incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” in an amount not to exceed the maximum amount of

Indebtedness such that the Consolidated Senior Secured Debt Ratio (at the time of incurrence of such Indebtedness after giving pro forma effect thereto in a manner consistent with the calculation of the Fixed Charge Coverage Ratio) would not be greater than 3.50 to 1.00;

(29) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuers and their Restricted Subsidiaries in the ordinary course of business;

(30) Liens on equipment of the Issuers or any of their Restricted Subsidiaries granted in the ordinary course of business to the Issuers’ clients;

(31) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(32) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement; and

(33) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Physician Support Obligation” means a loan to or on behalf of, or a guarantee of indebtedness of, (i) a physician or healthcare professional providing service to patients in the service area of a hospital or other healthcare facility operated by VHS Holdco II or any of its Subsidiaries or (ii) any independent practice association or other entity majority-owned by any Person described in clause (i) made or given by VHS Holdco II or any Subsidiary of VHS Holdco II, in each case:

(a) in the ordinary course of its business; and

(b) pursuant to a written agreement having a period not to exceed five years.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, from Vanguard or any Subsidiary of Vanguard to a Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (i) amounts required to be established as reserves, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of VHS Holdco II in good faith, except that in the event the value of any such assets or Capital Stock exceeds $25.0 million or more, the fair market value shall be determined by an Independent Financial Advisor.

“Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (i) the Board of Directors of VHS Holdco II shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuers and the Securitization Subsidiary, (ii) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by VHS Holdco II) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by VHS Holdco II) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of VHS Holdco II or any Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by any Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Refinancing” means the initial borrowings under the Credit Agreement, the offering of the Notes and the use of proceeds therefrom and the Offers, and the payment of related fees and expenses, in each case as described in this offering memorandum under the captions “Summary — The Refinancing” and “Use of Proceeds.”

“Responsible Officer” of any Person means any executive officer or financial officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of the Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of VHS Holdco II that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary. Unless otherwise indicated, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of VHS Holdco II, including the Co-Issuer.

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Securitization Assets” means any accounts receivable, inventory, royalty or revenue streams from sales of inventory subject to a Qualified Securitization Financing.

“Securitization Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

“Securitization Financing” means any transaction or series of transactions that may be entered into by Vanguard or any of its Subsidiaries pursuant to which Vanguard or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by Vanguard or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of Vanguard or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by Vanguard or any of its Subsidiaries in connection with such Securitization Assets.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means a Wholly-Owned Subsidiary of Vanguard (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which Vanguard or any of its Subsidiaries makes an Investment and to which Vanguard or any of its Subsidiaries transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of Vanguard or its Subsidiaries, all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Vanguard or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Vanguard or any of its Subsidiaries (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Vanguard or any of its Subsidiaries in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of Vanguard or any of its Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither Vanguard or any of its Subsidiaries has any material contract, agreement, arrangement or understanding other than on terms which Vanguard reasonably believes to be no less favorable to Vanguard or any of its Subsidiaries than those that might be obtained at the time from Persons that are not Affiliates of Vanguard and (c) to which neither Vanguard nor any of its Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Vanguard or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Vanguard or such other Person giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of VHS Holdco II as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Sponsors” means one or more investment funds controlled by The Blackstone Group and its Affiliates and one or more investment funds controlled by Morgan Stanley Capital Partners and its Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Vanguard or any of its Subsidiaries which Vanguard has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the day on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of either of the Issuers that is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor of the Notes, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Guarantee of the Notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means each Subsidiary of VHS Holdco II that incurs a Guarantee of the Notes.

“Tax Distribution” means any distribution described under clause (9) of the covenant “ — Certain Covenants — Limitation on Restricted Payments.”

“Total Assets” means the total consolidated assets of VHS Holdco II and its Restricted Subsidiaries, as shown on the most recent balance sheet of VHS Holdco II.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2014; provided that if the period from such redemption date to February 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Cash” of any Person means the cash or Cash Equivalents of such Person and its Restricted Subsidiaries that would not appear as “restricted cash” on a consolidated balance sheet of such Person and its Restricted Subsidiaries.

“Unrestricted Subsidiary” means (i) any Subsidiary of VHS Holdco II that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of VHS Holdco II, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of VHS Holdco II may designate any Subsidiary of VHS Holdco II (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness (other than Indebtedness represented by short-term, open account working capital rates entered into in the ordinary course of business for cash management purposes and consistent with past practice) of, or owns or holds any Lien on, any property of, VHS Holdco II or any Subsidiary of VHS Holdco II (other than any Subsidiary of the Subsidiary to be so designated); provided that (a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by VHS Holdco II, (b) such designation complies with the covenant contained under the caption “— Certain Covenants — Limitation on Restricted Payments” and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of VHS Holdco II or any Restricted Subsidiary. The Board of Directors of VHS Holdco II may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and either (A) the Fixed Charge Coverage Ratio would be at least 2.00 to 1.00 or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors of VHS Holdco II shall be notified by the Issuers to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” is any Wholly-Owned Subsidiary that is a Restricted Subsidiary.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

Book Entry; Delivery and Form

The exchange notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the “Global Exchange Notes”). The Global Exchange Note initially will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Exchange Notes for Certificated Notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Exchange Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Exchange Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Exchange Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Exchange Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on, a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the issuers and the Trustee will treat the Persons in whose names the notes, including the Global Exchange Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Exchange Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Notes

A Global Exchange Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the issuers that it is unwilling or unable to continue as depositary for the Global Exchange Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the issuers fail to appoint a successor depositary within 90 days after the date of such notice or cessation;

(2) the issuers, in their sole discretion, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend set forth in the indenture unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Exchange Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

The issuers will make payments in respect of the notes represented by the Global Exchange Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The issuers will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Exchange Notes are expected to be eligible to trade in The PORTALsm Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

Introduction

The following discussion describes the material U.S. federal income, and, in the case of non-U.S. holders (as defined below), estate tax consequences of the exchange offer and the ownership and disposition of the exchange notes by a holder thereof that held outstanding notes. It is not anticipated that Vanguard will seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the U.S. federal income tax treatment of the exchange offer or the exchange notes and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. In addition, the discussion pertaining to the tax treatment of the ownership and disposition of the exchange notes is limited to exchange notes received pursuant to the exchange offer in exchange for outstanding notes held as capital assets by persons who purchased the outstanding notes for cash upon original issuance at their initial offering price. Accordingly, each holder should consult its own tax advisor with regard to the U.S. federal, state, local and foreign tax consequences of the exchange offer and the ownership and disposition of the exchange notes.

As used herein, a “U.S. holder” means a beneficial owner of the exchange notes that is for United States federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Except as modified for estate tax purposes, the term “non-U.S. holder” means a beneficial owner of the exchange notes that, for U.S. federal income tax purposes is an individual, corporation, estate or trust that is not a U.S. holder.

This summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are a person subject to special tax treatment under the United States federal income and estate tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such entities);

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in United States federal income and estate tax consequences different from those summarized below.

If any entity classified as a partnership for United States federal income tax purposes holds exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding exchange notes, you should consult your own tax advisors.

This summary does not represent a detailed description of the United States federal income and estate tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular holder participating in the exchange offer.

Exchange of Outstanding Notes in the Exchange Offer

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Certain tax consequences to U.S. holders

The following is a summary of certain United States federal income tax consequences that will apply to U.S. holders of the exchange notes.

Payments of stated interest.  Each exchange note should be treated as a continuation of the outstanding note exchanged therefor for purposes of (1) the inclusion of stated interest into income and (2) the original issue discount (“OID”) rules of the Code and the U.S. Treasury Regulations promulgated thereunder. Subject to the discussion of OID below, stated interest on an exchange note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

Original issue discount.  Since the outstanding notes were issued with OID for United States federal income tax purposes, the exchange notes should be treated as having been issued with OID in the same amount as OID on its outstanding notes exchanged therefor. The amount of OID on the outstanding notes equals the excess of their stated principal amount over their “issue price”.

The “issue price” of each note will be the first price at which a substantial amount of the notes are sold (other than to an underwriter, placement agent or wholesaler). You must generally include OID in gross income (as ordinary income) in advance of the receipt of cash attributable to that income.

The amount of OID that you must include in income will generally equal the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion of the taxable year in which you held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The yield to maturity of the note is the discount rate that causes the present value of all payments on the note as of its original issue date to equal the issue price of such note. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisors regarding their application.

Sale, exchange, retirement, redemption, or other disposition of the notes.  Upon the sale, exchange, retirement, redemption, or other taxable disposition of an exchange note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, redemption, or other disposition (less an amount equal to any accrued but unpaid stated interest, which will be taxable as interest income to the extent not previously taxed as discussed above) and the adjusted tax basis of the exchange note. Your adjusted tax basis in an exchange note will, in general, be your cost for that note, increased by OID that you have previously included in income. Any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain tax consequences to non-U.S. holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to non-U.S. holders of the exchange notes.

United States federal withholding tax.  The 30% United States federal withholding tax will not apply to any payment of interest (including any OID) on the exchange notes under the “portfolio interest rule,” provided that:

•	interest (including any OID) paid on the exchange notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of the voting stock of Vanguard within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to Vanguard actually or constructively;

•	you are not a bank whose receipt of interest (including any OID) on the notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your exchange notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including any OID) made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) certifying interest (including any OID) paid on the exchange notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “— United States federal income tax”).

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement redemption, or other disposition of an exchange note.

United States federal income tax.  If you are engaged in a trade or business in the United States and interest (including any OID) on the exchange notes is effectively connected with the conduct of that trade or business, then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “— United States federal withholding tax” are satisfied) in generally the same manner as if you were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of your effectively connected earnings and profits attributable to such interest, subject to certain adjustments.

Any gain realized on the sale, exchange, retirement, redemption, or other disposition of an exchange note generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (in which case you will be taxed in the same manner as discussed above with respect to effectively connected interest); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met (in which case you will be subject to a 30% United States federal income tax on any gain recognized (except as otherwise provided by an applicable income tax treaty), which may be offset by certain United States source losses).

United States federal estate tax.  An individual who at death is not a citizen or resident of the United States (as specifically defined for estate tax purposes) will not be subject to United States federal estate tax on exchange notes beneficially owned by such individual at the time of death, provided that any payment on the exchange notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “— United States federal withholding tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information reporting and backup withholding

U.S. holders

In general, information reporting requirements will apply to certain payments of interest (including any OID) paid on the exchange notes and to the proceeds of the sale or other disposition (including a retirement or redemption) of an exchange note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding (currently at a rate of 28%) may apply to such payments and proceeds if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders

Generally, we must report to the IRS and to you the amount of interest (including any OID) paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding (currently at a rate of 28%) with respect to payments of interest (including any OID) on the exchange notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “— Certain tax consequences to non-U.S. holders—United States federal withholding tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of exchange notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Proposed legislation

Recently proposed legislation (which was passed by the House of Representatives) would generally impose, effective for payments made after December 31, 2012, a withholding tax of 30% on interest income from, and the gross proceeds of a disposition of, exchange notes paid to certain foreign entities unless various information reporting requirements are satisfied. There can be no assurance as to whether or not this proposed legislation will be enacted, and, if it is enacted, what form it will take or when it will be effective. Non-U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of this proposed legislation on their investment in the exchange notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange of outstanding notes for exchange notes by employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), which are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment of a portion of the assets of any Plan in connection with the exchange of outstanding notes for exchange notes, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The exchange of outstanding notes for exchange notes and the acquisition and/or holding of exchange notes by an ERISA Plan with respect to which we, a guarantor or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the exchange of the outstanding notes for the exchange notes and the acquisition and holding of the exchange notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. There can be no assurance that any of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the exchange of the outstanding notes and the acquisition and holding of the exchange notes, or any interest therein, should not be made by any person investing “plan assets” of any Plan, unless such exchange of the outstanding notes and purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

By the exchange of an outstanding note and the acquisition and holding of an exchange note, or any interest therein, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to exchange the outstanding notes or to acquire and hold the exchange notes, or any interest therein, constitutes the assets of any Plan or (ii) the exchange of the outstanding notes and the purchase and holding of the exchange notes, or any interest therein, by such purchaser or subsequent transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering the exchange of the outstanding notes or purchasing or holding the exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the exchange of the outstanding notes and to the purchase and holding of the exchange notes.

PLAN OF DISTRIBUTION

The Issuers have not entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the exchange notes to be received in the exchange offer and, to the best of the Issuers’ information and belief, each person participating in the exchange offer is acquiring the exchange notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer.

Broker-dealers who acquired outstanding notes from the Issuers in the initial offering are not eligible to participate in the exchange offer with respect to such outstanding notes. Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities may exchange such outstanding notes pursuant to this exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either the Issuers or any of their affiliates to distribute the exchange notes; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer only in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The issuers have agreed that, for a period of 180 days after the date on which the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission or such shorter period as will terminate on that date on which no broker-dealer is any longer required to deliver this prospectus (or another prospectus meeting the requirements of the Securities Act) in connection with market-making or other trading activities, they will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 30, 2010 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

The Issuers will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the date on which the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission or such shorter period as will terminate on that date on which no broker-dealer is any longer required to deliver this prospectus (or another prospectus meeting the requirements of the Securities Act) in connection with market-making or other trading activities, the Issuers will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. The Issuers have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Ronald P. Soltman, Executive Vice President, Secretary and General Counsel of Vanguard. Mr. Soltman owns in Holdings 8,196 Class A units, 2,622 Class B units, 2,622 Class C units and 2,247 Class D units and has been granted options in respect of 1,000 shares of Vanguard’s common stock.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Vanguard Health Systems, Inc. as of June 30, 2009 and 2008, and for each of the three years in the period ended June 30, 2009, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 under the Securities Act with respect to the exchange offer covered by this prospectus. This prospectus does not contain all the information included in the registration statement nor all of the exhibits. Additional information about us is included in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits filed may be inspected without charge at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained upon the payment of the fees prescribed by the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and current reports. You may read and copy any document we file with the SEC, at SEC prescribed rates, at the public reference room maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Those filings are also available to the public on our corporate website at http://www.vanguardhealth.com.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes and the exchange notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 of the Exchange Act.

This prospectus contains summaries of certain agreements that we have entered into, such as the indenture, the registration rights agreement for the outstanding notes, our New Credit Facilities and the agreements described under “Certain Relationships and Related Party Transactions.” The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

VANGUARD HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31,
		2009
	June 30, 2009	(Unaudited)
	(In millions, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$308.2	$358.0
Restricted cash	1.9	21.9
Accounts receivable, net of allowance for doubtful accounts of approximately $121.5 and $69.9 at June 30, 2009 and December 31, 2009, respectively	275.3	288.6
Inventories	48.3	50.1
Deferred tax assets	29.6	13.2
Prepaid expenses and other current assets	68.4	61.4

Total current assets	731.7	793.2
Property, plant and equipment, net of accumulated depreciation	1,174.1	1,164.3
Goodwill	692.1	649.1
Intangible assets, net of accumulated amortization	54.6	50.6
Deferred tax assets, noncurrent	38.0	60.7
Investments in auction rate securities	21.6	21.6
Other assets	19.0	20.1

Total assets	$2,731.1	$2,759.6

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$127.9	$148.5
Accrued salaries and benefits	133.9	121.5
Accrued health plan claims	117.6	136.0
Accrued interest	13.2	19.2
Other accrued expenses and current liabilities	79.5	79.1
Current maturities of long-term debt	8.0	8.0

Total current liabilities	480.1	512.3
Professional and general liability and workers compensation reserves	76.7	83.0
Other liabilities	34.9	36.6
Long-term debt, less current maturities	1,543.6	1,545.6
Commitments and contingencies
Equity:
Vanguard Health Systems, Inc. stockholders’ equity:
Common Stock; $.01 par value, 1,000,000 shares authorized, 749,550 shares issued and outstanding at June 30, 2009 and December 31, 2009	—	—
Additional paid-in capital	651.3	654.2
Accumulated other comprehensive loss	(6.8)	(4.1)
Retained deficit	(56.7)	(75.9)

Total Vanguard Health Systems, Inc. stockholders’ equity	587.8	574.2
Non-controlling interests	8.0	7.9

Total equity	595.8	582.1

Total liabilities and equity	$2,731.1	$2,759.6

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Six Months
	Ended		Ended
	December 31,		December 31,
	2008		2008
	(as adjusted,		(as adjusted,
	See Note 2)	2009	See Note 2)	2009
	(Unaudited)
	(In millions)

Patient service revenues	$614.4	$631.3	$1,212.7	$1,250.4
Premium revenues	178.2	212.3	298.9	416.6

Total revenues	792.6	843.6	1,511.6	1,667.0
Costs and Expenses:
Salaries and benefits (includes stock compensation of $0.8, $1.0, $2.2 and $2.9, respectively)	302.7	324.5	595.3	638.9
Health plan claims expense	140.7	170.8	227.7	331.8
Supplies	112.8	114.8	224.6	225.8
Provision for doubtful accounts	48.3	35.0	102.9	72.2
Purchased services	40.3	44.7	81.7	92.3
Non-income taxes	10.9	10.7	19.0	24.9
Rents and leases	10.3	11.2	21.5	22.3
Other operating expenses	48.9	49.1	99.4	109.2
Depreciation and amortization	32.1	34.3	64.4	68.3
Interest, net	28.6	27.5	57.3	54.7
Impairment loss	—	43.1	—	43.1
Other	1.0	1.5	0.8	2.6

Income (loss) from continuing operations before income taxes	16.0	(23.6)	17.0	(19.1)
Income tax benefit (expense)	(5.1)	3.6	(5.3)	1.7

Income (loss) from continuing operations	10.9	(20.0)	11.7	(17.4)
Income (loss) from discontinued operations, net of taxes	(0.1)	0.1	0.9	(0.1)

Net income (loss)	10.8	(19.9)	12.6	(17.5)
Less: Net income attributable to non-controlling interests	(0.7)	(0.8)	(1.6)	(1.7)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$10.1	$(20.7)	$11.0	$(19.2)

Amounts attributable to Vanguard Health Systems, Inc. stockholders:
Income (loss) from continuing operations, net of taxes	$10.2	$(20.8)	$10.1	$(19.1)
Income (loss) from discontinued operations, net of taxes	(0.1)	0.1	0.9	(0.1)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$10.1	$(20.7)	$11.0	$(19.2)

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY
 Six months ended December 31, 2009

	Vanguard Health Systems, Inc. Stockholders
				Accumulated
			Additional	Other		Non-
	Common Stock		Paid-In	Comprehensive	Retained	Controlling	Total
	Shares	Amount	Capital	Loss	Deficit	Interests	Equity
	(Unaudited)
	(In millions, except share amounts)

Balance at June 30, 2009	749,550	$—	$651.3	$(6.8)	$(56.7)	$8.0	$595.8
Stock compensation (non-cash)	—	—	2.9	—	—	—	2.9
Distributions paid to non-controlling interests	—	—	—	—	—	(1.8)	(1.8)
Comprehensive income (loss):
Change in fair value of interest rate swap (net of tax effect)	—	—	—	2.7	—	—	2.7
Net income (loss)	—	—	—	—	(19.2)	1.7	(17.5)

Total comprehensive income (loss)				2.7	(19.2)	1.7	(14.8)

Balance at December 31, 2009	749,550	$—	$654.2	$(4.1)	$(75.9)	$7.9	$582.1

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months
	Ended
	December 31,	Six Months
	2008	Ended
	(as adjusted,	December 31,
	See Note 2)	2009
	(Unaudited)
	(In millions)

Operating activities:
Net income (loss)	$12.6	$(17.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss (income) from discontinued operations, net of taxes	(0.9)	0.1
Depreciation and amortization	64.4	68.3
Provision for doubtful accounts	102.9	72.2
Deferred income taxes	1.6	(7.7)
Amortization of loan costs	2.6	2.9
Accretion of principal on senior discount notes	10.6	5.8
Loss (gain) on sale of assets	(2.1)	0.4
Stock compensation	2.2	2.9
Non-cash realized holding loss on investments	0.6	—
Impairment loss	—	43.1
Changes in operating assets and liabilities:
Accounts receivable	(103.6)	(85.5)
Inventories	(1.3)	(1.8)
Prepaid expenses and other current assets	2.1	5.2
Accounts payable	4.4	20.6
Accrued expenses and other liabilities	57.2	40.7

Net cash provided by operating activities — continuing operations	153.3	149.7
Net cash provided by (used in) operating activities — discontinued operations	0.9	(0.1)

Net cash provided by operating activities	154.2	149.6
Investing activities:
Capital expenditures	(54.7)	(68.4)
Acquisitions	(3.6)	(1.5)
Proceeds from asset dispositions	4.0	1.4
Increase in restricted cash	—	(20.0)
Other	(0.3)	(0.3)

Net cash used in investing activities	(54.6)	(88.8)
Financing activities:
Payments of long-term debt	(3.9)	(3.8)
Payments related to derivative instrument with financing element	—	(5.4)
Distributions paid to non-controlling interests	(2.7)	(1.8)

Net cash used in financing activities	(6.6)	(11.0)

Net increase in cash and cash equivalents	93.0	49.8
Cash and cash equivalents, beginning of period	141.6	308.2

Cash and cash equivalents, end of period	$234.6	$358.0

Net cash paid for interest	$45.1	$41.9

Net cash paid (received) for income taxes	$1.0	$(13.2)

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)

1.	BUSINESS AND BASIS OF PRESENTATION

Business

Vanguard Health Systems, Inc. (“Vanguard”) is an investor-owned healthcare company whose affiliates own and operate hospitals and related healthcare businesses in urban and suburban areas. As of December 31, 2009, Vanguard’s affiliates owned and managed 15 acute care hospitals with 4,135 licensed beds and related outpatient service locations complementary to the hospitals providing healthcare services in San Antonio, Texas; metropolitan Phoenix, Arizona; metropolitan Chicago, Illinois; and Massachusetts. Vanguard also owns managed health plans in Chicago, Illinois and Phoenix, Arizona and two surgery centers in Orange County, California.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of subsidiaries and affiliates controlled by Vanguard. Vanguard generally defines control as the ownership of the majority of an entity’s voting interests. Vanguard also consolidates any entities for which it receives the majority of the entity’s expected returns or is at risk for the majority of the entity’s expected losses based upon its investment or financial interest in the entity. All material intercompany accounts and transactions have been eliminated. Since none of Vanguard’s common shares are publicly held, no earnings per share information is presented in the accompanying unaudited condensed consolidated financial statements. Certain prior year amounts from the accompanying condensed consolidated financial statements have been reclassified to conform to current year presentation. The majority of Vanguard’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative include certain Vanguard corporate office costs, which approximated $11.6 million, $17.1 million, $23.5 million and $33.9 million for the three and six months ended December 31, 2008 and 2009, respectively.

During the first quarter of fiscal 2010, Vanguard implemented its new uninsured discount policy in its Phoenix and San Antonio hospitals. The new policy applies to patients receiving services in these hospitals who had no insurance coverage and who did not otherwise qualify for charity care under Vanguard’s guidelines. Under this policy, Vanguard applies an uninsured discount (calculated as a standard percentage of gross charges) at the time of patient billing and includes this discount as a reduction to patient service revenues. These discounts were approximately $51.9 million and $112.9 million for the three months and six months ended December 31, 2009.

The unaudited condensed consolidated financial statements as of December 31, 2009 and for the three and six months ended December 31, 2008, as adjusted (see Note 2), and 2009 have been prepared in conformity with accounting principles generally accepted in the United States for interim reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the expected results for the fiscal year ending June 30, 2010. The interim unaudited condensed consolidated financial statements should be read in connection with the audited consolidated financial statements as of and for the year ended June 30, 2009 included in Vanguard’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

In preparing Vanguard’s financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the amounts recorded or classification of items in the unaudited condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its Accounting Standards Codification (“ASC”) and modified the Generally Accepted Accounting Principles (“GAAP”) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, ASC is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. ASC was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This guidance became effective for Vanguard beginning in the first quarter for fiscal year ending June 30, 2010.

Effective July 1, 2009, Vanguard adopted the transition guidance of accounting for non-controlling interests in consolidated financial statements. The guidance establishes a single method of accounting for non-controlling interests in subsidiaries and requires non-controlling interests in a subsidiary to be reported as a component of equity in the consolidated balance sheet subject to the guidance for distinguishing liabilities from equity. The transition guidance also requires consolidated net income (loss) to include both the parent and non-controlling interest’s portion of the operating results of the subsidiary with separate disclosure on the income statement of the amounts attributable to the parent versus the non-controlling interest. The following describes the impact to Vanguard’s financial statements as of June 30, 2009 and December 31, 2009 and for the three and six months ended December 31, 2008 and 2009 related to the adoption of this guidance (Note, the presentation and disclosure requirements of the guidance discussed above were retrospectively applied in Vanguard’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

•	Vanguard reclassified its minority interests in equity of consolidated entities from the liabilities section of its balance sheets to equity. This reclassification was $8.0 million as of June 30, 2009. Vanguard has one non-controlling interest whose classification was included in mezzanine equity due to the existence of redemption features that are outside the control of Vanguard. However, the fair value of this non-controlling interest was zero (the maximum redemption value) as of June 30, 2009 and December 31, 2009.

•	Net income attributable to non-controlling interests is no longer deducted to arrive at net income (loss). Instead, net income (loss) is attributed to the controlling and non-controlling interests in the condensed consolidated statements of operations. Accordingly, net income increased by $0.7 million and $1.6 million for the three and six months ended December 31, 2008 compared to net income previously reported for those periods.

•	The payment of cash distributions to the entities holding the non-controlling interests are now reported as financing activities on the condensed consolidated statements of cash flows for the six months ended December 31, 2008 and 2009 instead of being included in operating activities. These cash distributions were $2.7 million and $1.8 million for the six months ended December 31, 2008 and 2009, respectively.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	RESTRICTED CASH

The $21.9 million of restricted cash at December 31, 2009 is primarily comprised of $20.0 million in cash that Vanguard was required to deposit into an escrow account in Vanguard’s name as security for a litigation-related agreement. Vanguard made this deposit to stay the execution of the judgment pending appeal for a professional and general liability case. Under the terms of the escrow agreement, Vanguard is restricted from using the cash for any other purpose until this case is resolved.

4.	FAIR VALUE MEASUREMENTS

Fair value is determined using assumptions that market participants would use to determine the price of the asset or liability as opposed to measurements determined based upon information specific to the entity holding those assets and liabilities. To determine those market participant assumptions, Vanguard considered the guidance for fair value measurements and disclosures, the hierarchy of inputs that the entity must consider including both independent market data inputs and the entity’s own assumptions about the market participant assumptions. This hierarchy is summarized as follows.

Level 1	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2	Directly or indirectly observable inputs, other than quoted prices included in Level 1. Level 2 inputs may include, among others, interest rates and yield curves observable at commonly quoted intervals, volatilities, loss severities, credit risks and other inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs used when there is little, if any, market activity for the asset or liability at the measurement date. These inputs represent the entity’s own assumptions about the assumptions that market participants would use to price the asset or liability developed using the best information available.

Vanguard’s policy is to recognize transfers between levels as of the actual date of the event, or change in circumstances, that caused the transfer.

The following table summarizes Vanguard’s assets measured at fair value on a recurring basis as of December 31, 2009, aggregated by the fair value hierarchy level within which those measurements were made (in millions).

		Level 1	Level 2	Level 3
	Fair Value	Inputs	Inputs	Inputs

Assets:
Investments in auction rate securities	$21.6	$—	$—	$21.6

Liabilities:
Interest rate swap liability	$2.6	$—	$2.6	$—

There was no significant change in the fair value measurements using significant Level 3 unobservable inputs from June 30, 2009 to December 31, 2009.

Auction Rate Securities

At December 31, 2009, Vanguard held $21.6 million in total available for sale investments in auction rate securities (“ARS”) backed by student loans, which are included in investments in auction rate securities on the accompanying condensed consolidated balance sheets. These ARS are accounted for as long-term available for sale securities. The par value of the ARS was $26.3 million at December 31, 2009. The ARS have maturity dates ranging from 2039 to 2043 and are guaranteed by the U.S. government at approximately

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

96%-98% of the principal and accrued interest under the Federal Family Education Loan Program or other similar programs. Due to the lack of market liquidity and other observable market inputs for these ARS, Vanguard utilized Level 3 inputs to estimate the $21.6 million fair value of these ARS. Valuations from forced liquidations or distressed sales are inconsistent with the definition of fair value set forth in the pertinent accounting guidance, which assumes an orderly market. For its valuation estimate, management utilized a discounted cash flow analysis that included estimates of the timing of liquidation of these ARS and the impact of market risks on exit value. Vanguard does not currently intend to sell and does not believe it is more likely than not it will be required to sell these ARS prior to liquidity returning to the market and their fair value recovering to par value.

In September 2008, Vanguard received a tender offer for $10.0 million par value of ARS at 94% of par value. As a result of Vanguard’s acceptance of the tender offer and the other-than-temporary decline in fair value, Vanguard recorded a $0.6 million realized holding loss on these marketable securities during the quarter ended September 30, 2008, which is included in other expenses on the accompanying condensed consolidated statement of operations for the six months ended December 31, 2008. However, the tender offer contained certain conditions that were not met as of the December 2008 deadline, and the tender failed. As a result of the failed tender, all $21.6 million of ARS are presented as long-term assets on the accompanying condensed consolidated balance sheets. In addition, Vanguard recorded temporary impairments of $4.1 million ($2.5 million, net of taxes) related to the ARS during the fiscal year ended June 30, 2009, which are included in accumulated other comprehensive loss (“AOCL”) on the condensed consolidated balance sheets.

Interest Rate Swap Agreement

Vanguard enters into derivative instruments from time to time to manage the cash flows risk associated with the variable interest component of its outstanding term debt or to manage the fair value risk of its other debt instruments with fixed interest rates. Vanguard does not hold or issue derivative instruments for trading purposes and is not a party to any instrument with leverage features.

During April 2008, Vanguard entered into an interest rate swap agreement with Bank of America, N.A. (the “counterparty”) that went into effect on June 30, 2008 for a notional $450.0 million of its outstanding term debt. Under this agreement and through March 31, 2009, Vanguard made or received net interest payments based upon the difference between the 90-day LIBOR rate and the swap fixed interest rate of 2.785%. Vanguard accounted for this swap as a highly effective cash flow hedge with critical terms that substantially match the underlying term debt and measured any ineffectiveness using the hypothetical derivative method.

In March 2009, Vanguard and the counterparty executed an amended swap agreement with the same terms and provisions as the original agreement except that after March 31, 2009, Vanguard will make or receive net interest payments based upon the difference between the 30-day LIBOR rate and the swap fixed interest rate of 2.5775%. As a result of this amended swap agreement, Vanguard de-designated its existing cash flow hedge and re-designated the amended swap agreement as a hedge of the remaining interest payments associated with $450.0 million of Vanguard’s outstanding term debt. As the forecasted transactions (i.e. the future interest payments under Vanguard’s outstanding term debt) are still probable of occurring, Vanguard did not immediately recognize the AOCL balance related to the de-designated swap in earnings. Based on its assessment, Vanguard determined that this re-designated swap will be highly effective in offsetting the changes in cash flows related to the hedged risk. Upon the execution of the amended swap agreement, Vanguard measured hedge ineffectiveness by comparing the fair value of the original swap agreement to a new hypothetical derivative using the amended terms to determine if the underlying term debt has been overhedged. Vanguard determined that the hedge ineffectiveness was not significant as of December 31, 2009. The valuation of the amended interest rate swap is based upon a discounted cash flows analysis that reflects the term of the agreement and an observable market-based input, the 30-day LIBOR interest rate curve, which is

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

observable at commonly quoted intervals for the full term of the swap. Vanguard also considered potential credit adjustment risks related to its own performance and the counterparty’s performance under the swap agreement. Management deemed the credit adjustment risks as Level 3 inputs. However, management determined that any potential credit adjustment risks were not significant and thus classified the entire interest rate swap valuation in Level 2 of the fair value hierarchy. Vanguard classified its $5.4 million of payments under the re-designated swap during the six months ended December 31, 2009 as financing activities in its condensed consolidated statement of cash flows due to the significant financing element present at the inception of the re-designated swap.

The following tables provide information regarding the valuation and presentation of assets, liabilities and expenses related to this interest rate swap for the respective periods (in millions).

	June 30, 2009		December 31, 2009
	Balance Sheet		Balance Sheet
Interest rate swap contract:	Location	Fair Value	Location	Fair Value

Gross valuation	Other accrued expenses and current liabilities	$(6.9)	Other accrued expenses and current liabilities	$(2.6)
Tax effect	Deferred tax assets	2.6	Deferred tax assets	1.0

Net liability balance offset to AOCL		$(4.3)		$(1.6)

	Six Months Ended December 31, 2008			Six Months Ended December 31, 2009
		Location of	Amount of		Location of	Amount of
	Amount of	Gain (Loss)	Gain (Loss)	Amount of	Gain (Loss)	Gain (Loss)
	Gain (Loss)	Recognized on	Recognized on	Gain (Loss)	Recognized on	Recognized on
	Recognized	Derivative -	Derivative -	Recognized	Derivative -	Derivative -
	in AOCL	Reclassified	Reclassified	in AOCL	Reclassified	Reclassified
	on Derivative	from AOCL	from AOCL	on Derivative	from AOCL	from AOCL

Interest rate swap contract, net of taxes	$(8.1)	Interest, net	$1.1	$2.7	Interest, net	$(5.4)

The $1.6 million balance included in AOCL, net of taxes, is expected to be reclassified to net interest during the next fiscal quarter since the interest rate swap expires on March 31, 2010. See Note 15 for subsequent developments related to the interest rate swap agreement.

Cash and Cash Equivalents and Restricted Cash

The carrying amounts reported for cash and cash equivalents and restricted cash approximate fair value because of the short-term maturity of these instruments.

Accounts Receivable and Accounts Payable

The carrying amounts reported for accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments.

Long-Term Debt

The fair values of Vanguard’s 9.0% Notes, and 11.25% Notes and term loans payable under Vanguard’s credit facility as of December 31, 2009 were approximately $597.3 million, $227.9 million and $747.3 million, respectively, based upon stated market prices. The fair values are subject to change as market conditions change.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	STOCK-BASED COMPENSATION

Vanguard has one stock-based compensation plan, the 2004 Stock Incentive Plan (“the 2004 Option Plan”). As of December 31, 2009, the 2004 Option Plan, as amended, allows for the issuance of up to 145,611 options to purchase common stock of Vanguard to its employees. The stock options may be granted as Liquidity Event Options, Time Options or Performance Options at the discretion of the Board. The Liquidity Event Options vest 100% at the eighth anniversary of the date of grant and have an exercise price per share as determined by the Board or a committee thereof. The Time Options vest 20% at each of the first five anniversaries of the date of grant and have an exercise price per share as determined by the Board or a committee thereof. The Performance Options vest 20% at each of the first five anniversaries of the date of grant and have an exercise price equal to $3,000 per share or as determined by the Board or a committee thereof. The Time Options and Performance Options immediately vest upon a change of control, while the Liquidity Event Options immediately vest only upon a qualifying Liquidity Event, as defined in the 2004 Option Plan. As of December 31, 2009, 116,167 options were outstanding under the 2004 Option Plan. Vanguard recognized compensation expense related to the 2004 Option Plan of $0.8 million, $1.0 million, $2.2 million and $2.9 million during the three and six months ended December 31, 2008 and 2009, respectively.

6.	INTANGIBLE ASSETS

The following table provides information regarding the intangible assets, including deferred loan costs, included on the accompanying condensed consolidated balance sheets as of June 30, 2009 and December 31, 2009 (in millions).

	Gross Carrying Amount		Accumulated Amortization
	June 30,	December 31	June 30,	December 31,
Class of Intangible Asset	2009	2009	2009	2009

Amortized intangible assets:
Deferred loan costs	$43.8	$43.8	$21.5	$24.4
Contracts	31.4	31.4	14.9	16.5
Physician income and other guarantees	27.2	28.5	18.3	21.9
Other	4.7	8.7	1.0	2.2

Subtotal	107.1	112.4	55.7	65.0
Indefinite-lived intangible assets:
License and accreditation	3.2	3.2	—	—

Total	$110.3	$115.6	$55.7	$65.0

Amortization expense for contract-based intangibles and other intangible assets during the six months ended December 31, 2008 and 2009 was approximately $1.8 million and $2.8 million, respectively.

Amortization of deferred loan costs of $2.6 million and $2.9 million during the six months ended December 31, 2008 and 2009, respectively, is included in net interest. Amortization of physician income and other guarantees of $2.9 million and $3.6 million during the six months ended December 31, 2008 and 2009, respectively, is included in purchased services or other operating expenses.

7.	IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS

Vanguard’s two Chicago hospitals have experienced deteriorating economic factors that have negatively impacted their results of operations and cash flows. While various initiatives mitigated the impact of these economic factors in previous quarters, the operating results of the Chicago hospitals have not improved

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the level anticipated. After having the opportunity to evaluate the operating results of the Chicago hospitals for the first six months of fiscal year 2010 and reassess the market trends and economic factors, Vanguard concluded that it was unlikely that previously projected cash flows for these hospitals would be achieved. Vanguard performed an interim goodwill impairment test and, based upon revised projected cash flows, market participant data and appraisal information, Vanguard determined that the $43.1 million remaining goodwill related to this reporting unit of Vanguard’s acute care services segment was impaired. Vanguard recorded a $43.1 million ($31.8 million, net of taxes) non-cash impairment loss in the condensed consolidated statement of operations for the quarter ended December 31, 2009.

8.	FINANCING ARRANGEMENTS

A summary of Vanguard’s long-term debt at June 30, 2009 and December 31, 2009 follows (in millions).

	June 30,	December 31,
	2009	2009

9.0% Senior Subordinated Notes	$575.0	$575.0
11.25% Senior Discount Notes	210.2	216.0
Term loans payable under credit facility	766.4	762.6

	1,551.6	1,553.6
Less: current maturities	(8.0)	(8.0)

	$1,543.6	$1,545.6

9.0% Notes

In connection with the acquisition of Vanguard by merger on September 23, 2004 by certain investment funds affiliated with The Blackstone Group L.P. (collectively “Blackstone”), two of Vanguard’s wholly owned subsidiaries, Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc. (collectively, the “Issuers”), completed a private placement of $575.0 million 9% Senior Subordinated Notes due 2014 (“9.0% Notes”). Interest on the 9.0% Notes is payable semi-annually on October 1 and April 1 of each year. The 9.0% Notes are general unsecured senior subordinated obligations and rank junior in right of payment to all existing and future senior indebtedness of the Issuers. All payments on the 9.0% Notes are guaranteed jointly and severally on a senior subordinated basis by Vanguard and its domestic subsidiaries, other than those subsidiaries that do not guarantee the obligations of the borrowers under the senior credit facilities.

On or after October 1, 2009, the Issuers may redeem all or part of the 9.0% Notes at various redemption prices given the date of redemption as set forth in the indenture governing the 9.0% Notes. The initial redemption price for the 9.0% Notes beginning on October 1, 2009 and ending September 30, 2010 is equal to 104.50% of their principal amount, plus accrued and unpaid interest. The redemption price declines each year after 2009 on October 1 of each such year. The redemption price will be 100% of the principal amount, plus accrued and unpaid interest, beginning on October 1, 2012. See Note 15 for subsequent developments related to the 9.0% Notes.

11.25% Notes

In connection with the Blackstone merger on September 23, 2004, two of Vanguard’s wholly owned subsidiaries, Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc. (collectively, the “Discount Issuers”), completed a private placement of $216.0 million aggregate principal amount at maturity ($124.7 million in gross proceeds) of 11.25% Senior Discount Notes due 2015 (“11.25% Notes”).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The 11.25% Notes accrete at the stated rate compounded semi-annually on April 1 and October 1 of each year to, but not including, October 1, 2009. From and after October 1, 2009, cash interest on the 11.25% Notes will accrue at 11.25% per annum, and will be payable on April 1 and October 1 of each year, commencing on April 1, 2010 until maturity. The 11.25% Notes are general senior unsecured obligations and rank junior in right of payment to all existing and future senior indebtedness of the Discount Issuers but senior to any of the Discount Issuers’ future senior subordinated indebtedness. All payments on the 11.25% Notes are guaranteed by Vanguard as a holding company guarantee.

On or after October 1, 2009, the Discount Issuers may redeem all or a part of the 11.25% Notes at various redemption prices given the date of redemption as set forth in the indenture governing the 11.25% Notes. The initial redemption price for the 11.25% Notes beginning on October 1, 2009 and ending September 30, 2010 is equal to 105.625% of their principal amount, plus accrued and unpaid interest. The redemption price declines each year after 2009 on October 1 of each such year. The redemption price will be 100% of the principal amount, plus accrued and unpaid interest, beginning on October 1, 2012. See Note 15 for subsequent developments related to the 11.25% Notes.

Credit Facility Debt

In connection with the Blackstone merger on September 23, 2004, two of Vanguard’s wholly owned subsidiaries, Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc. (collectively, the “Co-borrowers”), entered into new senior secured credit facilities (the “merger credit facilities”) with various lenders and Bank of America, N.A. as administrative agent and Citicorp North America, Inc. as syndication agent, and repaid all amounts outstanding under its previous credit facility. The merger credit facilities include a seven-year term loan facility in the aggregate principal amount of $800.0 million and a six-year $250.0 million revolving credit facility.

On September 26, 2005, the Co-borrowers refinanced and repriced all $795.7 million of the then outstanding term loans under the merger credit facilities by borrowing $795.7 million of replacement term loans that also mature on September 23, 2011 (the “2005 term loan facility”). In addition, upon the occurrence of certain events, the Co-borrowers may request an incremental term loan facility to be added to the 2005 term loan facility in an amount not to exceed $300.0 million in the aggregate, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions. The revolving credit facility under the merger credit facilities did not change in connection with the term loan refinancing. As of December 31, 2009, $762.6 million of indebtedness was outstanding under the 2005 term loan facility. Vanguard’s remaining borrowing capacity under the revolving credit facility, net of letters of credit outstanding, was $219.8 million as of December 31, 2009.

The 2005 term loan facility borrowings bear interest at a rate equal to, at Vanguard’s option, LIBOR plus 2.25% per annum or a base rate plus 1.25% per annum. As discussed in Note 4, $450.0 million of the term loan facility borrowings are subject to a fixed interest rate of 4.8275% per annum under the terms of an interest rate swap agreement that expires on March 31, 2010. The interest rate applicable to the unhedged portion of Vanguard’s term loan facility borrowings was approximately 2.5% as of December 31, 2009. Borrowings under the revolving credit facility currently bear interest at a rate equal to, at Vanguard’s option, LIBOR plus 2.0% per annum or a base rate plus 1.0% per annum, subject to an increase of up to 0.50% per annum should Vanguard’s leverage ratio increase over certain designated levels. Vanguard also pays a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments thereunder at a rate equal to 0.50% per annum. Vanguard also pays customary letter of credit fees under this facility. Vanguard makes quarterly principal payments equal to one-fourth of one percent of the outstanding principal balance of the 2005 term loan facility and will continue to make such payments until maturity of the term debt.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Obligations under the credit agreement are unconditionally guaranteed by Vanguard and Vanguard Health Holding Company I, LLC (“VHS Holdco I”) and, subject to certain exceptions, each of VHS Holdco I’s wholly-owned domestic subsidiaries (the “U.S. Guarantors”). Obligations under the credit agreement are also secured by substantially all of the assets of Vanguard Health Holding Company II, LLC (“VHS Holdco II”) and the U.S. Guarantors including a pledge of 100% of the membership interests of VHS Holdco II, 100% of the capital stock of substantially all U.S. Guarantors (other than VHS Holdco I) and 65% of the capital stock of each of VHS Holdco II’s non-U.S. subsidiaries that are directly owned by VHS Holdco II or one of the U.S. Guarantors and a security interest in substantially all tangible and intangible assets of VHS Holdco II and each U.S. Guarantor. See Note 15 for subsequent developments related to the 2005 term loan facility and the $250.0 million revolving credit facility.

Interest Rate Swap Agreement

In March 2009, Vanguard and Bank of America N.A. (“the counterparty”) executed an amended swap agreement with the same terms and provisions as the original agreement except that after March 31, 2009, Vanguard will make or receive net interest payments based upon the difference between the 30-day LIBOR rate and the swap fixed interest rate of 2.5775% (see Note 4). Given the turbulence in the credit markets and the attractive swap rates then available, Vanguard amended the swap agreement to hedge its cash flows related to a portion of the 2005 term loan facility against potential market fluctuations to the variable 30-day LIBOR interest rate. Vanguard will continue to make its normal quarterly interest payments under the 2005 term loan facility as described above. Vanguard deems the counterparty to be creditworthy. As of June 30, 2009 and December 31, 2009, the estimated fair value of the interest rate swap was a liability for Vanguard of approximately $6.9 million ($4.3 million net of taxes of $2.6 million) and $2.6 million ($1.6 million net of taxes of $1.0 million), respectively. The swap liabilities are included in other accrued expenses and current liabilities and accumulated other comprehensive loss on the accompanying condensed consolidated balance sheets. The swap matures on March 31, 2010. See Note 15 for subsequent developments related to the interest rate swap agreement.

9.	INCOME TAXES

Significant components of the provision for income taxes from continuing operations are as follows (in millions).

	Six Months Ended
	December 31,	December 31,
	2008	2009

Current:
Federal	$2.5	$5.1
State	1.2	0.9

Total current	3.7	6.0
Deferred:
Federal	3.8	(8.0)
State	(7.5)	(1.6)

Total deferred	(3.7)	(9.6)
Change in valuation allowance	5.3	1.9

Total income tax expense (benefit)	$5.3	$(1.7)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effective income tax rate differed from the federal statutory rate for the periods presented as follows:

	Six Months Ended
	December 31,	December 31,
	2008	2009

Income tax at federal statutory rate	35.0%	35.0%
Income tax at state statutory rate	(7.9)	5.4
Nondeductible expenses and other	6.4	(2.8)
Book income of consolidated partnerships attributable to noncontrolling interests	(3.2)	3.1
Nondeductible impairment loss	—	(21.9)
Change in valuation allowance	0.9	(9.9)

Effective income tax rate	31.2%	8.9%

As of December 31, 2009, Vanguard had generated net operating loss (“NOL”) carryforwards for federal income tax and state income tax purposes of approximately $12.0 million and $558.0 million, respectively. The remaining federal and state NOL carryforwards expire from 2030 to 2031 and 2010 to 2031, respectively.

Vanguard’s U.S. federal income tax returns for tax years 2005 and subsequent years remain subject to examination by the Internal Revenue Service.

10.	COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under the guidance related to accounting for comprehensive income are recorded as elements of equity but are excluded from net income (loss). The following table presents the components of comprehensive income (loss), net of taxes, for the three and six month periods ended December 31, 2008 and 2009 (in millions).

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2009	2008	2009

Net income (loss)	$10.8	$(19.9)	$12.6	$(17.5)
Change in fair value of interest rate swap	(11.9)	2.6	(13.1)	4.3
Change in unrealized holding losses on auction rate securities	(0.2)	—	(0.9)	—
Change in income tax (expense) benefit	4.5	(1.0)	5.0	(1.6)

Comprehensive income (loss)	$3.2	$(18.3)	$3.6	$(14.8)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of accumulated other comprehensive loss, net of taxes, as of June 30, 2009 and December 31, 2009 are as follows (in millions).

	June 30,	December 31,
	2009	2009

Fair value of interest rate swap	$(6.9)	$(2.6)
Unrealized holding loss on investments in auction rate securities	(4.1)	(4.1)
Income tax benefit	4.2	2.6

Accumulated other comprehensive loss	$(6.8)	$(4.1)

11.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued guidance requiring additional information to be disclosed principally in respect of Level 3 fair value measurements and transfers to and from Level 1 and Level 2 measurements. In addition, enhanced disclosures are required concerning inputs and valuation techniques used to determine Level 2 and Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for the quarter ending March 31, 2010, with the effective date for additional Level 3 related disclosures effective for periods beginning after December 15, 2010. Vanguard does not expect the adoption to significantly impact its financial position, results of operations, or cash flows.

In September 2009, the FASB issued additional guidance concerning the manner in which fair value of liabilities should be determined. Previous guidance defined the fair value of a liability as the price that would be paid to transfer the liability in an orderly transaction between market participants at the measurement date. The new guidance amends these criteria by specifically addressing valuation techniques, liabilities traded as assets, and quoted prices in an active market. The new guidance was effective for Vanguard’s quarter ended December 31, 2009. Vanguard does not expect the adoption to significantly impact its financial position, results of operations or cash flows.

12.	SEGMENT INFORMATION

Vanguard’s acute care hospitals and related healthcare businesses are similar in their activities and the economic environments in which they operate (i.e. urban markets). Accordingly, Vanguard’s reportable operating segments consist of 1) acute care hospitals and related healthcare businesses, collectively, and 2) health plans consisting of MacNeal Health Providers, a contracting entity for outpatient services provided by MacNeal Hospital and Weiss Memorial Hospital and participating physicians in the Chicago area, Phoenix Health Plan, a Medicaid managed health plan operating in Arizona, and Abrazo Advantage Health Plan, a Medicare and Medicaid dual eligible managed health plan operating in Arizona.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables provide unaudited condensed financial information by business segment for the three and six month periods ended December 31, 2008 and 2009, including a reconciliation of Segment EBITDA to income (loss) from continuing operations before income taxes (in millions).

	Three Months Ended December 31, 2008				Three Months Ended December 31, 2009
	Acute Care	Health			Acute Care	Health
	Services	Plans	Eliminations	Consolidated	Services	Plans	Eliminations	Consolidated

Patient service revenues(1)	$614.4	$—	$—	$614.4	$631.3	$—	$—	$631.3
Premium revenues	—	178.2	—	178.2	—	212.3	—	212.3
Inter-segment revenues	7.8	—	(7.8)	—	10.4	—	(10.4)	—

Total revenues	622.2	178.2	(7.8)	792.6	641.7	212.3	(10.4)	843.6
Salaries and benefits (excludes stock compensation)	294.6	7.3	—	301.9	315.2	8.3	—	323.5
Health plan claims expense(1)	—	140.7	—	140.7	—	170.8	—	170.8
Supplies	112.7	0.1	—	112.8	114.7	0.1	—	114.8
Provision for doubtful accounts	48.3	—	—	48.3	35.0	—	—	35.0
Other operating expenses — external	101.0	9.4	—	110.4	107.7	8.0	—	115.7
Operating Expenses — inter-segment	—	7.8	(7.8)	—	—	10.4	(10.4)	—

Total operating expenses	556.6	165.3	(7.8)	714.1	572.6	197.6	(10.4)	759.8

Segment EBITDA(2)	65.6	12.9	—	78.5	69.1	14.7	—	83.8
Less:
Interest, net	28.9	(0.3)	—	28.6	27.6	(0.1)	—	27.5
Depreciation and amortization	31.1	1.0	—	32.1	33.1	1.2	—	34.3
Equity method income	(0.3)	—	—	(0.3)	(0.3)	—	—	(0.3)
Stock compensation	0.8	—	—	0.8	1.0	—	—	1.0
Impairment loss	—	—	—	—	43.1	—	—	43.1
Loss disposal of assets	—	—	—	—	0.4	—	—	0.4
Monitoring fees and expenses	1.3	—	—	1.3	1.4	—	—	1.4

Income (loss) from continuing operations before income taxes	$3.8	$12.2	$—	$16.0	$(37.2)	$13.6	$—	$(23.6)

Capital expenditures	$36.5	$0.6	$—	$37.1	$34.2	$0.4	$—	$34.6

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended December 31, 2008				Six Months Ended December 31, 2009
	Acute Care	Health			Acute Care	Health
	Services	Plans	Eliminations	Consolidated	Services	Plans	Eliminations	Consolidated

Patient service revenues(1)	$1,212.7	$—	$—	$1,212.7	$1,250.4	$—	$—	$1,250.4
Premium revenues	—	298.9	—	298.9	—	416.6	—	416.6
Inter-segment revenues	17.3	—	(17.3)	—	21.0	—	(21.0)	—

Total revenues	1,230.0	298.9	(17.3)	1,511.6	1,271.4	416.6	(21.0)	1,667.0
Salaries and benefits (excludes stock compensation)	578.6	14.5	—	593.1	619.2	16.8	—	636.0
Health plan claims expense(1)	—	227.7	—	227.7	—	331.8	—	331.8
Supplies	224.4	0.2	—	224.6	225.7	0.1	—	225.8
Provision for doubtful accounts	102.9	—	—	102.9	72.2	—	—	72.2
Other operating expenses — external	204.3	17.3	—	221.6	230.9	17.8	—	248.7
Operating Expenses — inter-segment	—	17.3	(17.3)	—	—	21.0	(21.0)	—

Total operating expenses	1,110.2	277.0	(17.3)	1,369.9	1,148.0	387.5	(21.0)	1,514.5

Segment EBITDA(2)	119.8	21.9	—	141.7	123.4	29.1	—	152.5
Less:
Interest, net	58.4	(1.1)	—	57.3	55.0	(0.3)	—	54.7
Depreciation and amortization	62.4	2.0	—	64.4	66.1	2.2	—	68.3
Equity method income	(0.3)	—	—	(0.3)	(0.5)	—	—	(0.5)
Stock compensation	2.2	—	—	2.2	2.9	—	—	2.9
Impairment loss	—	—	—	—	43.1	—	—	43.1
Loss (gain) on disposal of assets	(2.1)	—	—	(2.1)	0.4	—	—	0.4
Realized holding loss on investments	0.6	—	—	0.6	—	—	—	—
Monitoring fees and expenses	2.6	—	—	2.6	2.7	—	—	2.7

Income (loss) from continuing operations before income taxes	$(4.0)	$21.0	$—	$17.0	$(46.3)	$27.2	$—	$(19.1)

Capital expenditures	$53.8	$0.9	$—	$54.7	$68.0	$0.4	$—	$68.4

Segment assets	$2,492.8	$165.3	$—	$2,658.1	$2,559.9	$199.7	$—	$2,759.6

(1)	Vanguard eliminates in consolidation those patient service revenues earned by its hospitals and related healthcare facilities attributable to services provided to enrollees in its owned health plans and also eliminates the corresponding medical claims expenses incurred by the health plans for those services.

(2)	Segment EBITDA is defined as income (loss) from continuing operations before income taxes less interest expense (net of interest income), depreciation and amortization, equity method income, stock compensation, gain or loss on disposal of assets, realized holding losses on investments, monitoring fees and expenses, debt extinguishment costs and impairment losses. Management uses Segment EBITDA to measure performance for Vanguard’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of Vanguard’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of Vanguard’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

13.	COMMITMENTS AND CONTINGENCIES

Management evaluates contingencies based upon the best available information and believes that adequate provision for potential losses associated with contingencies has been made. In management’s opinion, based on current available information, these commitments described below will not have a material effect on Vanguard’s results of operations or financial position, but the capital commitments could have an effect on the timing of Vanguard’s cash flows, including its need to borrow available amounts under its revolving credit facility.

Capital Expenditure Commitments

Vanguard currently has multiple capital projects underway including significant advanced clinical system upgrades. As of December 31, 2009, Vanguard estimated its remaining commitments to complete capital projects in process to be approximately $21.5 million.

Insurance Risks

Given the nature of its operating environment, Vanguard is subject to professional and general liability claims and related lawsuits in the ordinary course of business. For professional and general liability claims incurred from June 1, 2002 to May 31, 2006, Vanguard’s wholly owned captive subsidiary insured its risks at a $10.0 million retention level. For claims incurred subsequent to May 31, 2006, Vanguard self-insures the first $9.0 million per claim, and the captive subsidiary insures the next $1.0 million per claim. Vanguard’s captive subsidiary maintains excess coverage from independent third party insurers on a claims-made basis for individual claims exceeding $10.0 million up to $75.0 million, but limited to total annual payments of $65.0 million in the aggregate. Vanguard self-insures its workers compensation claims up to $1.0 million per claim and purchases excess insurance coverage for claims exceeding $1.0 million. During the six months ended December 31, 2009, Vanguard increased its professional and general liability reserve by $8.0 million ($5.0 million, net of taxes) and reduced its workers compensation reserve by $3.5 ($2.2 million, net of taxes) million for changes in claims development related to prior years.

Patient Service Revenues

Settlements under reimbursement agreements with third party payers are estimated during the period the related services are provided, but final settlements are typically not known until future periods. There is at least a reasonable possibility that recorded estimates will change by a material amount when final settlements are known. Differences between original estimates and subsequent revisions (including final settlements) are included in the condensed consolidated income statements in the period in which the revisions are made. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under the Medicare and Medicaid programs and other managed care plans with settlement provisions. Net adjustments for final third party settlements positively impacted Vanguard’s income (loss) from continuing operations before income taxes by $0.3 million and $4.5 million for the three months ended December 31, 2008 and 2009 and by $3.9 million and $4.5 million for the six months ended December 31, 2008 and 2009, respectively. Vanguard recorded $22.9 million and $20.7 million of charity care deductions during the three months ended December 31, 2008 and 2009, respectively. Vanguard recorded $48.4 million and $43.2 million of charity care deductions during the six months ended December 31, 2008 and 2009, respectively.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Governmental Regulation

Laws and regulations governing the Medicare, Medicaid and other federal healthcare programs are complex and subject to interpretation. Vanguard’s management believes that it is in compliance with all applicable laws and regulations in all material respects. However, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs. Vanguard is not aware of any material regulatory proceeding or investigation underway or threatened involving allegations of potential wrongdoing.

Acquisitions

Vanguard has acquired and will continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, anti-kickback and physician self-referral laws. Although Vanguard institutes policies designed to conform practices to its standards following completion of acquisitions and attempts to structure its acquisitions as asset acquisitions in which Vanguard does not assume liability for seller wrongful actions, there can be no assurance that Vanguard will not become liable for past activities that may later be alleged to be improper by private plaintiffs or government agencies. Although Vanguard obtains general indemnifications from sellers covering such matters, there can be no assurance that any specific matter will be covered by such indemnifications, or if covered, that such indemnifications will be adequate to cover potential losses and fines.

Guarantees

Physician Guarantees

In the normal course of its business, Vanguard enters into physician relocation agreements under which it guarantees minimum monthly income, revenues or collections or guarantees reimbursement of expenses up to maximum limits to physicians during a specified period of time (typically, 12 months to 36 months). In return for the guarantee payments, the physicians are required to practice in the community for a stated period of time (typically, 3 to 4 years) or else return the guarantee payments to Vanguard. Accounting for minimum revenue guarantees requires that a liability be recorded at fair value for all guarantees entered into on or after January 1, 2006. Vanguard determines this liability and an offsetting intangible asset by calculating an estimate of expected payments to be made over the guarantee period. Vanguard reduces the liability as it makes guarantee payments and amortizes the intangible asset over the term of the physicians’ relocation agreements. Vanguard also estimates the fair value of liabilities and offsetting intangible assets related to payment guarantees for physician service agreements for which no repayment provisions exist. As of December 31, 2009, Vanguard had a net intangible asset of $6.6 million and a remaining liability of $1.7 million related to these physician income and service guarantees. The maximum amount of Vanguard’s unpaid physician income and service guarantees as of December 31, 2009 was approximately $3.6 million.

Other Guarantees

As part of its contract with the Arizona Health Care Cost Containment System, one of Vanguard’s health plans, Phoenix Health Plan, is required to maintain a performance guarantee, the amount of which is based upon Plan membership and capitation premiums received. As of December 31, 2009, Vanguard maintained this performance guarantee in the form of $50.0 million of surety bonds with independent third party insurers collateralized by letters of credit of approximately $5.0 million.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR SUBSIDIARIES

Vanguard conducts substantially all of its business through its subsidiaries. Most of Vanguard’s subsidiaries jointly and severally guarantee the 9.0% Notes on an unsecured senior subordinated basis. Certain of Vanguard’s other consolidated wholly-owned and non wholly-owned entities do not guarantee the 9.0% Notes in conformity with the provisions of the indenture governing the 9.0% Notes and do not guarantee Vanguard’s senior secured credit facilities in conformity with the provisions thereof. The condensed consolidating financial information for the parent company, the issuers of the 9.0% Notes, the issuers of the 11.25% Notes, the subsidiary guarantors, the non-guarantor subsidiaries, certain eliminations and consolidated Vanguard as of June 30, 2009 and December 31, 2009 and for the three and six months ended December 31, 2008 and 2009 follows.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets
June 30, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$168.3	$139.9	$—	$308.2
Restricted cash	—	—	—	0.2	1.7	—	1.9
Accounts receivable, net	—	—	—	257.0	18.3	—	275.3
Inventories	—	—	—	44.5	3.8	—	48.3
Prepaid expenses and other current assets	2.5	—	—	94.9	34.6	(34.0)	98.0

Total current assets	2.5	—	—	564.9	198.3	(34.0)	731.7
Property, plant and equipment, net	—	—	—	1,114.7	59.4	—	1,174.1
Goodwill	—	—	—	608.5	83.6	—	692.1
Intangible assets, net	—	19.4	2.9	13.5	18.8	—	54.6
Investments in consolidated subsidiaries	608.8	—	—	—	24.5	(633.3)	—
Investments in auction rate securities	—	—	—	—	21.6		21.6
Other assets	—	—	—	56.8	0.2	—	57.0

Total assets	$611.3	$19.4	$2.9	$2,358.4	$406.4	$(667.3)	$2,731.1

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$—	$—	$112.7	$15.2	$—	$127.9
Accrued expenses and other current liabilities	—	20.0	—	201.9	122.3	—	344.2
Current maturities of long-term debt	—	8.0	—	(0.2)	0.2	—	8.0

Total current liabilities	—	28.0	—	314.4	137.7	—	480.1
Other liabilities	—	—	—	71.9	73.7	(34.0)	111.6
Long-term debt, less current maturities	—	1,333.4	210.2	—	—	—	1,543.6
Intercompany	15.5	(810.4)	(120.9)	1,314.8	(60.1)	(338.9)	—
Equity	595.8	(531.6)	(86.4)	657.3	255.1	(294.4)	595.8

Total liabilities and equity	$611.3	$19.4	$2.9	$2,358.4	$406.4	$(667.3)	$2,731.1

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets
December 31, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$257.0	$101.0	$—	$358.0
Restricted cash	—	—	—	20.2	1.7	—	21.9
Accounts receivable, net	—	—	—	268.5	20.1	—	288.6
Inventories	—	—	—	46.0	4.1	—	50.1
Prepaid expenses and other current assets	0.9	—	—	65.4	25.2	(16.9)	74.6

Total current assets	0.9	—	—	657.1	152.1	(16.9)	793.2
Property, plant and equipment, net	—	—	—	1,106.3	58.0	—	1,164.3
Goodwill	—	—	—	565.5	83.6	—	649.1
Intangible assets, net	—	16.7	2.8	14.1	17.0	—	50.6
Investments in consolidated subsidiaries	608.8	—	—	—	24.5	(633.3)	—
Investments in auction rate securities	—	—	—	—	21.6	—	21.6
Other assets	—	—	—	80.6	0.2	—	80.8

Total assets	$609.7	$16.7	$2.8	$2,423.6	$357.0	$(650.2)	$2,759.6

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$—	$—	$126.2	$22.3	$—	$148.5
Accrued expenses and other current liabilities	—	15.7	6.1	192.0	142.0	—	355.8
Current maturities of long-term debt	—	8.0	—	(0.2)	0.2	—	8.0

Total current liabilities	—	23.7	6.1	318.0	164.5	—	512.3
Other liabilities	—	—	—	74.8	61.7	(16.9)	119.6
Long-term debt, less current maturities	—	1,329.6	216.0	—	—	—	1,545.6
Intercompany	27.6	(760.4)	(120.8)	1,362.6	(138.5)	(370.5)	—
Equity	582.1	(576.2)	(98.5)	668.2	269.3	(262.8)	582.1

Total liabilities and equity	$609.7	$16.7	$2.8	$2,423.6	$357.0	$(650.2)	$2,759.6

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations
For the three months ended December 31, 2008

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Patient service revenues	$—	$—	$—	$579.6	$39.8	$(5.0)	$614.4
Premium revenues	—	—	—	14.9	163.3	—	178.2

Total revenues	—	—	—	594.5	203.1	(5.0)	792.6
Salaries and benefits	0.8	—	—	280.8	21.1	—	302.7
Health plan claims expense	—	—	—	8.7	137.0	(5.0)	140.7
Supplies	—	—	—	104.4	8.4	—	112.8
Provision for doubtful accounts	—	—	—	45.7	2.6	—	48.3
Purchased services	—	—	—	36.8	3.5	—	40.3
Other operating expenses	—	—	—	50.4	9.4	—	59.8
Rents and leases	—	—	—	9.0	1.3	—	10.3
Depreciation and amortization	—	—	—	28.5	3.6	—	32.1
Interest, net	—	24.5	5.5	(1.8)	0.4	—	28.6
Management fees	—	—	—	(3.5)	3.5	—	—
Other	—	—	—	1.0	—	—	1.0

Total costs and expenses	0.8	24.5	5.5	560.0	190.8	(5.0)	776.6

Income (loss) from continuing operations before income taxes	(0.8)	(24.5)	(5.5)	34.5	12.3	—	16.0
Income tax benefit (expense)	(5.1)	—	—	—	(2.5)	2.5	(5.1)
Equity in earnings of subsidiaries	16.0	—	—	—	—	(16.0)	—

Income (loss) from continuing operations	10.1	(24.5)	(5.5)	34.5	9.8	(13.5)	10.9
Income (loss) from discontinued operations, net of taxes	—	—	—	(0.4)	0.3	—	(0.1)

Net income (loss)	10.1	(24.5)	(5.5)	34.1	10.1	(13.5)	10.8
Less: Net income attributable to non- controlling interests	—	—	—	(0.7)	—	—	(0.7)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$10.1	$(24.5)	$(5.5)	$33.4	$10.1	$(13.5)	$10.1

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations
For the three months ended December 31, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Patient service revenues	$—	$—	$—	$592.8	$45.4	$(6.9)	$631.3
Premium revenues	—	—	—	15.2	204.9	(7.8)	212.3

Total revenues	—	—	—	608.0	250.3	(14.7)	843.6
Salaries and benefits	1.0	—	—	299.3	24.2	—	324.5
Health plan claims expense	—	—	—	8.2	169.5	(6.9)	170.8
Supplies	—	—	—	106.1	8.7	—	114.8
Provision for doubtful accounts	—	—	—	33.3	1.7	—	35.0
Purchased services	—	—	—	39.0	5.7	—	44.7
Other operating expenses	0.1	—	—	52.5	15.0	(7.8)	59.8
Rents and leases	—	—	—	9.4	1.8	—	11.2
Depreciation and amortization	—	—	—	31.3	3.0	—	34.3
Interest, net	—	22.3	6.3	(2.0)	0.9	—	27.5
Management fees	—	—	—	(4.2)	4.2	—	—
Impairment loss	—	—	—	43.1	—	—	43.1
Other	—	—	—	1.5	—	—	1.5

Total costs and expenses	1.1	22.3	6.3	617.5	234.7	(14.7)	867.2

Income (loss) from continuing operations before income taxes	(1.1)	(22.3)	(6.3)	(9.5)	15.6	—	(23.6)
Income tax benefit (expense)	3.6	—	—	—	(6.1)	6.1	3.6
Equity in earnings of subsidiaries	(23.2)	—	—	—	—	23.2	—

Income (loss) from continuing operations	(20.7)	(22.3)	(6.3)	(9.5)	9.5	29.3	(20.0)
Income (loss) from discontinued operations, net of taxes	—	—	—	0.1	—	—	0.1

Net income (loss)	(20.7)	(22.3)	(6.3)	(9.4)	9.5	29.3	(19.9)
Less: Net income attributable to non- controlling interests	—	—	—	(0.8)	—	—	(0.8)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(20.7)	$(22.3)	$(6.3)	$(10.2)	$9.5	$29.3	$(20.7)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations
For the six months ended December 31, 2008

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Patient service revenues	$—	$—	$—	$1,143.4	$81.0	$(11.7)	$1,212.7
Premium revenues	—	—	—	30.2	268.8	(0.1)	298.9

Total revenues	—	—	—	1,173.6	349.8	(11.8)	1,511.6
Salaries and benefits	2.2	—	—	549.1	44.0	—	595.3
Health plan claims expense	—	—	—	17.3	222.1	(11.7)	227.7
Supplies	—	—	—	208.8	15.8	—	224.6
Provision for doubtful accounts	—	—	—	97.9	5.0	—	102.9
Purchased services	—	—	—	74.6	7.1	—	81.7
Other operating expenses	0.1	—	—	100.3	18.1	(0.1)	118.4
Rents and leases	—	—	—	18.2	3.3	—	21.5
Depreciation and amortization	—	—	—	57.2	7.2	—	64.4
Interest, net	—	49.1	10.7	(2.9)	0.4	—	57.3
Management fees	—	—	—	(7.0)	7.0	—	—
Other	—	—	—	0.2	0.6	—	0.8

Total costs and expenses	2.3	49.1	10.7	1,113.7	330.6	(11.8)	1,494.6

Income (loss) from continuing operations before income taxes	(2.3)	(49.1)	(10.7)	59.9	19.2	—	17.0
Income tax benefit (expense)	(5.3)	—	—	—	(6.7)	6.7	(5.3)
Equity in earnings of subsidiaries	18.6	—	—	—	—	(18.6)	—

Income (loss) from continuing operations	11.0	(49.1)	(10.7)	59.9	12.5	(11.9)	11.7
Income from discontinued operations, net of taxes	—	—	—	0.5	0.4	—	0.9

Net income (loss)	11.0	(49.1)	(10.7)	60.4	12.9	(11.9)	12.6
Less: Net income attributable to non- controlling interests	—	—	—	(1.6)	—	—	(1.6)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$11.0	$(49.1)	$(10.7)	$58.8	$12.9	$(11.9)	$11.0

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations
For the six months ended December 31, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Patient service revenues	$—	$—	$—	$1,173.2	$90.6	$(13.4)	$1,250.4
Premium revenues	—	—	—	30.6	401.5	(15.5)	416.6

Total revenues	—	—	—	1,203.8	492.1	(28.9)	1,667.0
Salaries and benefits	2.9	—	—	587.7	48.3	—	638.9
Health plan claims expense	—	—	—	16.3	328.9	(13.4)	331.8
Supplies	—	—	—	208.6	17.2	—	225.8
Provision for doubtful accounts	—	—	—	68.1	4.1	—	72.2
Purchased services	—	—	—	81.3	11.0	—	92.3
Other operating expenses	0.1	—	—	117.0	32.5	(15.5)	134.1
Rents and leases	—	—	—	18.6	3.7	—	22.3
Depreciation and amortization	—	—	—	61.6	6.7	—	68.3
Interest, net	—	44.6	12.1	(3.6)	1.6	—	54.7
Management fees	—	—	—	(8.5)	8.5	—	—
Impairment loss	—	—	—	43.1	—	—	43.1
Other	—	—	—	2.6	—	—	2.6

Total costs and expenses	3.0	44.6	12.1	1,192.8	462.5	(28.9)	1,686.1

Income (loss) from continuing operations before income taxes	(3.0)	(44.6)	(12.1)	11.0	29.6	—	(19.1)
Income tax benefit (expense)	1.7	—	—	—	(10.4)	10.4	1.7
Equity in earnings of subsidiaries	(17.9)	—	—	—	—	17.9	—

Income (loss) from continuing operations	(19.2)	(44.6)	(12.1)	11.0	19.2	28.3	(17.4)
Loss from discontinued operations, net of taxes	—	—	—	(0.1)	—	—	(0.1)

Net income (loss)	(19.2)	(44.6)	(12.1)	10.9	19.2	28.3	(17.5)
Less: Net income attributable to non- controlling interests	—	—	—	(1.7)	—	—	(1.7)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(19.2)	$(44.6)	$(12.1)	$9.2	$19.2	$28.3	$(19.2)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the six months ended December 31, 2008

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Operating activities:
Net income (loss)	$11.0	$(49.1)	$(10.7)	$60.4	$12.9	$(11.9)	$12.6
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Income from discontinued
operations, net of taxes	—	—	—	(0.5)	(0.4)	—	(0.9)
Depreciation and amortization	—	—	—	57.2	7.2	—	64.4
Provision for doubtful accounts	—	—	—	97.9	5.0	—	102.9
Deferred income taxes	1.6	—	—	—	—	—	1.6
Amortization of loan costs	—	2.5	0.1	—	—	—	2.6
Accretion of principal on senior discount
notes	—	—	10.6	—	—	—	10.6
Gain on disposal of assets	—	—	—	(2.1)	—	—	(2.1)
Stock compensation	2.2	—	—	—	—	—	2.2
Realized loss on investments	—	—	—	—	0.6	—	0.6
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings of subsidiaries	(18.6)	—	—	—	—	18.6	—
Accounts receivable	—	—	—	(97.3)	(6.3)	—	(103.6)
Inventories	—	—	—	(1.1)	(0.2)	—	(1.3)
Prepaid expenses and other current assets	—	—	—	(1.7)	3.8	—	2.1
Accounts payable	—	—	—	0.7	3.7	—	4.4
Accrued expenses and other liabilities	3.8	8.5	—	30.8	24.3	(10.2)	57.2

Net cash provided by (used in) operating activities — continuing operations	—	(38.1)	—	144.3	50.6	(3.5)	153.3
Net cash provided by operating activities — discontinued operations	—	—	—	0.5	0.4	—	0.9

Net cash provided by (used in) operating activities	—	(38.1)	—	144.8	51.0	(3.5)	154.2
Investing activities:
Capital expenditures	—	—	—	(51.2)	(3.5)	—	(54.7)
Acquisitions	—	—	—	(3.6)	—	—	(3.6)
Proceeds from asset dispositions	—	—	—	4.0	—	—	4.0
Other	—	—	—	—	(0.3)	—	(0.3)

Net cash used in investing activities	—	—	—	(50.8)	(3.8)	—	(54.6)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the six months ended December 31, 2008

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Financing activities:
Payments of long-term debt	$—	$(3.9)	$—	$—	$—	$—	$(3.9)
Distributions paid to non-controlling interests	—	—	—	—	(6.2)	3.5	(2.7)
Cash provided by (used in) intercompany activity	—	42.0	—	11.0	(53.0)	—	—

Net cash provided by (used in) financing activities	—	38.1	—	11.0	(59.2)	3.5	(6.6)

Net increase (decrease) in cash and cash equivalents	—	—	—	105.0	(12.0)	—	93.0
Cash and cash equivalents, beginning of period	—	—	—	82.0	59.6	—	141.6

Cash and cash equivalents, end of period	$—	$—	$—	$187.0	$47.6	$—	$234.6

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the six months ended December 31, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Operating activities:
Net income (loss)	$(19.2)	$(44.6)	$(12.1)	$10.9	$19.2	$28.3	$(17.5)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations, net of taxes	—	—	—	0.1	—	—	0.1
Depreciation and amortization	—	—	—	61.6	6.7	—	68.3
Provision for doubtful accounts	—	—	—	68.1	4.1	—	72.2
Deferred income taxes	(7.7)	—	—	—	—	—	(7.7)
Amortization of loan costs	—	2.7	0.2	—	—	—	2.9
Accretion of principal on senior discount notes	—	—	5.8	—	—	—	5.8
Loss (gain) on disposal of assets	—	—	—	0.4	—	—	0.4
Stock compensation	2.9	—	—	—	—	—	2.9
Impairment loss	—	—	—	43.1	—	—	43.1
Changes in operating assets and liabilities:
Equity in earnings of subsidiaries	17.9	—	—	—	—	(17.9)	—
Accounts receivable	—	—	—	(79.6)	(5.9)	—	(85.5)
Inventories	—	—	—	(1.6)	(0.2)	—	(1.8)
Prepaid expenses and other current assets	—	—	—	(3.9)	9.1		5.2
Accounts payable	—	—	—	13.5	7.1	—	20.6
Accrued expenses and other liabilities	6.1	(4.3)	6.1	35.3	7.8	(10.3)	40.7

Net cash provided by (used in) operating activities — continuing operations	—	(46.2)	—	147.9	47.9	0.1	149.7
Net cash used in operating activities - discontinued operations	—	—	—	(0.1)	—	—	(0.1)

Net cash provided by (used in) operating activities	—	(46.2)	—	147.8	47.9	0.1	149.6
Investing activities:
Capital expenditures	—	—	—	(64.8)	(3.6)	—	(68.4)
Acquisitions	—	—	—	(1.5)	—	—	(1.5)
Proceeds from asset dispositions	—	—	—	1.4	—	—	1.4
Increase in restricted cash	—	—	—	(20.0)	—	—	(20.0)
Other	—	—	—	(0.3)	—	—	(0.3)

Net cash used in investing activities	—	—	—	(85.2)	(3.6)	—	(88.8)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the six months ended December 31, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(Unaudited)
	(In millions)

Financing activities:
Payments of long-term debt	$—	$(3.8)	$—	$—	$—	$—	$(3.8)
Payments related to derivative instrument with financing element	(5.4)	—	—	—	—	—	(5.4)
Distributions paid to non-controlling interests	—	—	—	—	(4.6)	2.8	(1.8)
Cash provided by (used in) intercompany activity	5.4	50.0	—	26.1	(78.6)	(2.9)	—

Net cash provided by (used in) financing activities	—	46.2	—	26.1	(83.2)	(0.1)	(11.0)

Net increase (decrease) in cash and cash equivalents	—	—	—	88.7	(38.9)	—	49.8
Cash and cash equivalents, beginning of period	—	—	—	168.3	139.9	—	308.2

Cash and cash equivalents, end of period	$—	$—	$—	$257.0	$101.0	$—	$358.0

15.	SUBSEQUENT EVENTS

On March 19, 2010, Vanguard announced that it had entered into a non-binding letter of intent with Detroit Medical Center (“DMC”), which owns and operates eight hospitals in and around Detroit, Michigan with 1,734 licensed beds, including Children’s Hospital of Michigan, Detroit Receiving Hospital, Harper University Hospital, Huron Valley-Sinai Hospital, Hutzel Women’s Hospital, Rehabilitation Institute of Michigan, Sinai-Grace Hospital and DMC Surgery Hospital.

Under the letter of intent, Vanguard will acquire all of DMC’s assets (other than donor restricted assets) and assume all of its liabilities (other than its outstanding bonds and similar debt) for $417.0 million in cash, which will be used to repay or defease all of such non-assumed debt. The $417.0 million cash payment represents Vanguard’s full cash funding obligations to DMC in order to close the transaction, except for Vanguard’s assumption or payment of DMC’s usual and customary transaction expenses. The assumed liabilities include a pension liability under a “frozen” defined benefit pension plan of DMC currently estimated at $184 million that Vanguard anticipates it will fund over seven years based upon current actuarial assumptions and estimates, as adjusted periodically by actuaries. Vanguard will also commit to spend $500.0 million in capital expenditures in the DMC facilities during the five years subsequent to closing of the transaction, which amount relates to a specific project list agreed to between the DMC board of directors and Vanguard. In addition, Vanguard will commit to spend $350.0 million during this five-year period relating to the routine capital needs of the DMC facilities.

The non-binding letter of intent extends through June 1, 2010, at which time the parties are required to have completed a mutually acceptable binding definitive acquisition agreement. If the definitive agreement is not completed by June 1, 2010, the letter of intent will terminate unless extended mutually by DMC and Vanguard. The execution of the definitive agreement is subject to satisfactory completion of Vanguard’s due diligence with regards to the operations, assets and liabilities of DMC and the approval of the boards of directors of both DMC and Vanguard. The definitive agreement will provide that the closing of this proposed transaction will be subject to (i) the receipt by the parties of all governmental regulatory approvals, permits and licenses necessary to have been received as of the closing; (ii) city, county and state approval of a Wayne County Michigan Renaissance Zone that would provide significant long-term local and state tax incentives and would encompass an area that includes DMC’s central campus; and (iii) other conditions to closing to be negotiated by the parties and set forth in the definitive agreement. Vanguard cannot give any assurance that the acquisition will be completed as currently planned or at all.

In January 2010, Vanguard completed a comprehensive refinancing plan (the “Refinancing”). Under the Refinancing, certain of Vanguard’s subsidiaries entered into an $815.0 million senior secured term loan (the “2010 term loan facility”) and a $260.0 million revolving credit facility (the “2010 revolving facility” and together with the 2010 term loan facility, the “2010 credit facilities”). The 2010 term loan facility matures in January 2016 and will bear interest at a per annum rate equal to, at Vanguard’s option, LIBOR (subject to a floor of 1.50%) plus 3.50% or a base rate plus 2.50%. Upon the occurrence of certain events, Vanguard’s subsidiaries may request an incremental term loan facility to be added to the 2010 term loan facility to issue additional term loans in such amounts as Vanguard determines, subject to the receipt of commitments by existing lenders or other financing institutions for such amount of term loans and the satisfaction of certain other conditions. The 2010 revolving facility matures in January 2015, and Vanguard’s subsidiaries may seek to increase the borrowing availability under the 2010 revolving facility to an amount larger than $260.0 million, subject to the receipt of commitments by existing lenders or other financial institutions for such increased revolving facility and the satisfaction of other conditions. Any future borrowings under the 2010 revolving facility will bear interest at a per annum rate equal to, at Vanguard’s option, LIBOR plus 3.50% or a base rate plus 2.50%, both of which are subject to a 0.25% decrease dependent upon Vanguard’s consolidated leverage ratio. Vanguard may utilize the 2010 revolving facility to issue up to $100.0 million of letters of credit ($30.2 million of which were outstanding as of the date of the Refinancing). The 2010 credit facilities contain numerous covenants that restrict Vanguard or its subsidiaries from completing certain transactions and also include limitations on capital expenditures, a minimum interest coverage ratio requirement and a maximum leverage ratio requirement. Vanguard’s first test period to comply with these covenants is June 30, 2010.

As part of the Refinancing, certain of Vanguard’s subsidiaries issued $950.0 million aggregate amount at maturity ($936.3 million cash proceeds) of 8.0% senior unsecured notes due February 2018 (the “8.0% Notes”) in a private placement offering. The 8.0% Notes are redeemable, in whole or in part, at any time on or after February 1, 2014 at specified redemption prices. These subsidiaries may redeem up to 35% of the 8.0% Notes before February 1, 2013 with the net cash proceeds from certain equity offerings at a price equal to 108% plus accrued interest or some or all of the notes prior to February 1, 2014 at a redemption price equal to 100% plus accrued interest plus a make-whole premium.

The proceeds from the 2010 credit facilities, the issuance of the 8.0% Notes and available cash were used to repay the $764.2 million principal and interest outstanding related to the 2005 term loan facility; to fund $597.0 million and $232.5 million of cash tender offers and consent solicitations and accrued interest for those holders of the 9.0% Notes and 11.25% Notes, respectively, who accepted the tender offers; to pay fees and expenses related to the Refinancing; to pay $2.6 million to terminate the interest rate swap agreement related to the 2005 term loan facility, representing the swap liability at the Refinancing date; to purchase 446 shares held by certain former employees; and to fund a $300.0 million distribution to repurchase a portion of the shares owned by the remaining stockholders. Subsequent to the $300.0 million share repurchase, Vanguard completed a 1.4778 for one split that effectively returned the share ownership for each stockholder that participated in the distribution to the same level as that in effect immediately prior to the distribution. Approximately $20.6 million and $4.1 million of the 9.0% Notes and 11.25% Notes remained outstanding as of the expiration of the initial tender offer and consent solicitation period and through the portion of the extended tender offer period as of the date of this filing for the holders of the 9.0% Notes and 11.25% Notes. Certain of Vanguard’s subsidiaries redeemed for cash those remaining 9.0% Notes and 11.25% Notes that were not tendered by February 11, 2010 on March 5, 2010. The redemption price for the 9.0% Notes was 104.500% of the principal amount thereof plus accrued and unpaid interest, and the redemption price for the 11.25% Notes was 105.625% of the principal amount thereof plus accrued and unpaid interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Vanguard Health Systems, Inc.

We have audited the accompanying consolidated balance sheets of Vanguard Health Systems, Inc. as of June 30, 2009 and 2008, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in paragraph 3 of Note 1, effective July 1, 2009, the Company retrospectively adopted the presentation and disclosure requirements of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (codified in FASB ASC Topic 810, Consolidation).

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vanguard Health Systems, Inc. at June 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee
September 2, 2009, except for paragraph 3 of Note 1, as to which the date is January 19, 2010

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2008	2009
	(In millions except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$141.6	$308.2
Restricted cash	2.1	1.9
Marketable securities	26.3	—
Accounts receivable, net of allowance for doubtful accounts of approximately $117.7 and $121.5 at June 30, 2008 and 2009, respectively	300.4	275.3
Inventories	49.2	48.3
Deferred tax assets	24.5	29.6
Prepaid expenses and other current assets	55.8	68.4

Total current assets	599.9	731.7
Property, plant and equipment, net of accumulated depreciation	1,174.0	1,174.1
Goodwill	689.2	692.1
Intangible assets, net of accumulated amortization	61.4	54.6
Investments in and advances to affiliates	6.0	5.4
Investments in auction rate securities	—	21.6
Other assets	51.8	51.6

Total assets	$2,582.3	$2,731.1

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$155.1	$127.9
Accrued salaries and benefits	97.4	133.9
Accrued health plan claims	51.1	117.6
Accrued interest	13.2	13.2
Other accrued expenses and current liabilities	57.3	79.5
Current maturities of long-term debt	8.0	8.0

Total current liabilities	382.1	480.1
Professional and general liability and workers compensation reserves	74.1	76.7
Other liabilities	22.9	34.9
Long-term debt, less current maturities	1,529.5	1,543.6
Commitments and contingencies
Equity:
Vanguard Health Systems, Inc. stockholders’ equity:
Common Stock; $.01 par value, 1,000,000 shares authorized, 749,550 shares issued and outstanding at June 30, 2008 and 2009, respectively	—	—
Additional paid-in capital	647.1	651.3
Accumulated other comprehensive income (loss)	2.8	(6.8)
Retained deficit	(85.3)	(56.7)

Total Vanguard Health Systems, Inc. stockholders’ equity	564.6	587.8
Non-controlling interests	9.1	8.0

Total equity	573.7	595.8

Total liabilities and equity	$2,582.3	$2,731.1

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended June 30,
	2007	2008	2009
	(In millions)

Patient service revenues	$2,179.3	$2,340.5	$2,521.7
Premium revenues	401.4	450.2	678.0

Total revenues	2,580.7	2,790.7	3,199.7
Costs and expenses:
Salaries and benefits (includes stock compensation of $1.2, $2.5 and $4.4, respectively)	1,067.9	1,152.7	1,240.1
Health plan claims expense	297.0	328.2	525.6
Supplies	421.8	434.5	456.3
Provision for doubtful accounts	175.2	205.6	210.8
Purchased services	141.2	149.5	167.4
Non-income taxes	28.6	28.3	52.2
Rents and leases	37.4	41.8	43.5
Other operating expenses	167.8	186.2	205.8
Depreciation and amortization	118.6	131.0	130.6
Interest, net	123.8	122.1	111.6
Impairment loss	123.8	—	6.2
Other expenses	0.2	6.5	2.7

Income (loss) from continuing operations before income taxes	(122.6)	4.3	46.9
Income tax expense (benefit)	(11.6)	1.7	16.0

Income (loss) from continuing operations	(111.0)	2.6	30.9
Income (loss) from discontinued operations, net of taxes	(19.1)	(0.3)	0.9

Net income (loss)	(130.1)	2.3	31.8
Less: Net income attributable to non-controlling interests	(2.6)	(3.0)	(3.2)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(132.7)	$(0.7)	$28.6

Amounts attributable to Vanguard Health Systems, Inc. stockholders:
Income (loss) from continuing operations, net of taxes	$(113.6)	$(0.4)	$27.7
Income (loss) from discontinued operations, net of taxes	(19.1)	(0.3)	0.9

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(132.7)	$(0.7)	$28.6

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Vanguard Health Systems, Inc. Stockholders
				Accumulated
			Additional	Other	Retained
	Common Stock		Paid-In	Comprehensive	Earnings	Non-Controlling	Total
	Shares	Amount	Capital	Income (Loss)	(Deficit)	Interests	Equity
	(In millions, except share amounts)

Balance at June 30, 2006	749,550	$—	$643.7	$—	$45.5	$9.4	$698.6
Stock compensation (non-cash)	—	—	1.2	—	—	—	1.2
Distributions paid to non-controlling interests and other	—	—	—	—	—	(2.7)	(2.7)
Repurchase of equity incentive units	—	—	(0.2)	—	—	—	(0.2)
Issuance of common stock	195	—	0.2	—	—	—	0.2
Repurchase of common stock	(195)	—	(0.3)	—	—	—	(0.3)
Net income (loss)	—	—	—	—	(132.7)	2.6	(130.1)

Balance at June 30, 2007	749,550	—	644.6	—	(87.2)	9.3	566.7
Stock compensation (non-cash)	—	—	2.5	—	—	—	2.5
Distributions paid to non-controlling interests and other	—	—	—	—	—	(3.2)	(3.2)
Issuance of common stock	168	—	0.2	—	—	—	0.2
Repurchase of common stock	(168)	—	(0.2)	—	—	—	(0.2)
Cumulative effect of adoption of FIN 48	—	—	—	—	2.6	—	2.6
Comprehensive income:
Change in fair value of interest rate swap (net of tax effect)	—	—	—	2.8	—	—	2.8
Net income (loss)	—	—	—	—	(0.7)	3.0	2.3

Total comprehensive income				2.8	(0.7)	3.0	5.1

Balance at June 30, 2008	749,550	—	647.1	2.8	(85.3)	9.1	573.7
Stock compensation (non-cash)	—	—	4.4	—	—	—	4.4
Distributions paid to non-controlling interests and other	—	—	—	—	—	(4.3)	(4.3)
Repurchase of equity incentive units	—	—	(0.2)	—	—	—	(0.2)
Comprehensive income:
Change in fair value of interest rate swap (net of tax effect)	—	—	—	(7.1)	—	—	(7.1)
Change in fair value of auction rate securities (net of tax effect)	—	—	—	(2.5)	—	—	(2.5)
Net income	—	—	—	—	28.6	3.2	31.8

Total comprehensive income				(9.6)	28.6	3.2	22.2

Balance at June 30, 2009	749,550	$—	$651.3	$(6.8)	$(56.7)	$8.0	$595.8

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,
	2007	2008	2009
	(In millions)

Operating activities:
Net income (loss)	$(130.1)	$2.3	$31.8
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Loss (income) from discontinued operations	19.1	0.3	(0.9)
Depreciation and amortization	118.6	131.0	130.6
Provision for doubtful accounts	175.2	205.6	210.8
Amortization of loan costs	4.5	4.9	5.4
Accretion of principal on senior discount notes	17.5	19.5	21.8
Loss (gain) on disposal of assets	(4.1)	0.9	(2.3)
Stock compensation	1.2	2.5	4.4
Deferred income taxes	(12.7)	(2.2)	5.6
Impairment loss	123.8	—	6.2
Realized holding loss on investments	—	—	0.6
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Accounts receivable	(204.0)	(223.6)	(185.2)
Inventories	(1.9)	(4.1)	1.0
Prepaid expenses and other current assets	(30.0)	(19.7)	(13.0)
Accounts payable	7.4	12.2	(27.3)
Accrued expenses and other liabilities	37.5	45.2	122.7

Net cash provided by operating activities — continuing operations	122.0	174.8	312.2
Net cash provided by operating activities — discontinued operations	3.6	1.5	0.9

Net cash provided by operating activities	125.6	176.3	313.1
Investing activities:
Acquisitions	(0.2)	(0.2)	(4.4)
Capital expenditures	(164.3)	(121.6)	(132.1)
Proceeds from asset dispositions	9.5	0.4	4.9
Purchases of marketable securities	(120.0)	(90.0)	—
Sales of marketable securities	120.0	63.7	—
Other	2.0	1.1	(2.0)

Net cash used in investing activities — continuing operations	(153.0)	(146.6)	(133.6)
Net cash provided by investing activities — discontinued operations	34.5	2.8	—

Net cash used in investing activities	(118.5)	(143.8)	(133.6)
Financing activities:
Payments of long-term debt	(8.0)	(7.8)	(7.8)
Payments to retire stock, equity incentive units and stock options	(0.5)	(0.2)	(0.2)
Proceeds from the exercise of stock options	0.2	0.2	—
Distributions paid to non-controlling interests	(2.3)	(3.2)	(4.9)

Net cash used in financing activities	(10.6)	(11.0)	(12.9)

Increase (decrease) in cash and cash equivalents	(3.5)	21.5	166.6
Cash and cash equivalents at beginning of year	123.6	120.1	141.6

Cash and cash equivalents at end of year	$120.1	$141.6	$308.2

Supplemental cash flow information:
Net interest paid	$107.8	$99.1	$86.4

Net income taxes paid	$0.9	$1.3	$17.3

Supplemental noncash activities:
Capitalized interest	$3.0	$1.4	$2.0

Change in fair value of interest rate swap, net of taxes	$—	$2.8	$(7.1)

Change in fair value of auction rate securities, net of taxes	$—	$—	$(2.5)

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued

	For the Year Ended June 30,
	2007	2008	2009
	(In millions)

Acquisitions of businesses:
Cash paid, net of cash received	$0.2	$0.2	$4.4
Fair value of assets acquired	—	0.2	2.1
Liabilities assumed	—	—	(0.6)

Net assets acquired	—	0.2	1.5

Goodwill and intangible assets acquired	$0.2	$—	$2.9

Dispositions of businesses:
Cash received	$37.0	$3.0	$—
Carrying value of assets sold	(42.1)	—	—
Escrow receivable	3.0	(3.0)	—
Liabilities assumed by buyer	5.5	—	—

Goodwill and intangible assets disposed	$3.4	$—	$—

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009

1.	Business and Basis of Presentation

Business

Vanguard Health Systems, Inc. (“Vanguard”) is an investor-owned healthcare company whose affiliates own and operate hospitals and related healthcare businesses in urban and suburban areas. As of June 30, 2009, Vanguard’s affiliates owned and managed 15 acute care hospitals with 4,135 licensed beds and related outpatient service locations complementary to the hospitals providing healthcare services in San Antonio, Texas; metropolitan Phoenix, Arizona; metropolitan Chicago, Illinois; and Massachusetts. Vanguard also owns managed health plans in Chicago and Phoenix and two surgery centers in Orange County, California.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of subsidiaries and affiliates controlled by Vanguard. Vanguard generally defines control as the ownership of the majority of an entity’s voting interests. Vanguard also consolidates any entities for which it receives the majority of the entity’s expected returns or is at risk for the majority of the entity’s expected losses based upon its investment or financial interest in the entity. All material intercompany accounts and transactions have been eliminated. Since none of Vanguard’s common shares are publicly held, no earnings per share information is presented in the accompanying consolidated financial statements. Certain prior year amounts from the accompanying consolidated balance sheet have been reclassified to conform to current year presentation. The majority of Vanguard’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative include certain Vanguard corporate office costs, which approximated $30.2 million, $44.3 million and $54.5 million for the years ended June 30, 2007, 2008 and 2009, respectively.

Certain balances in the accompanying consolidated financial statements and these notes have been reclassified to give retrospective presentation for the transition guidance of accounting for non-controlling interests in consolidated financial statements. The following describes the impact to Vanguard’s consolidated financial statements as of and for the years ended June 30, 2007, 2008 and 2009 for this reclassification.

•	Vanguard reclassified its minority interests in equity of consolidated entities from the liabilities section of its balance sheets to equity. These reclassifications were $9.3 million, $9.1 million and $8.0 million as of June 30, 2007, 2008 and 2009, respectively. Vanguard had one non-controlling interest whose classification was included in mezzanine equity due to the existence of redemption features that are outside the control of Vanguard. However, the fair value of this non-controlling interest was zero (the maximum redemption value) as of June 30, 2007, 2008 and 2009.

•	Net income (loss) attributable to non-controlling interests is no longer deducted to arrive at net income (loss). Instead, net income (loss) is attributed to the controlling and non-controlling interests in the consolidated statements of operations. Accordingly, net income increased or net loss decreased by $2.6 million, $3.0 million and $3.2 million for the years ended June 30, 2007, 2008 and 2009, respectively, compared to the calculation of net income (loss) under previous guidance for those periods.

•	The payment of cash distributions to the entities holding the non-controlling interests are now reported as financing activities on the consolidated statements of cash flows instead of being included in operating activities. These cash distributions were $2.3 million, $3.2 million and $4.9 million for the years ended June 30, 2007, 2008 and 2009, respectively.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

In preparing Vanguard’s consolidated financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the amounts recorded or classification of items in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Summary of Significant Accounting Policies

Revenues and Revenue Deductions

Vanguard recognizes patient service revenues during the period the healthcare services are provided based upon estimated amounts due from payers. Vanguard estimates contractual adjustments and allowances based upon payment terms set forth in managed care health plan contracts and by federal and state regulations. For the majority of its patient service revenues, Vanguard applies contractual adjustments to patient accounts at the time of billing using specific payer contract terms entered into the accounts receivable systems, but in some cases Vanguard records an estimated allowance until payment is received. Vanguard derives most of its patient service revenues from healthcare services provided to patients with Medicare and related managed Medicare plans or managed care insurance coverage. Medicare, which represented 26%, 26% and 25% of Vanguard’s net patient revenues during its fiscal years ended June 30, 2007, 2008 and 2009, respectively, was the only individual payer for which Vanguard derived more than 10% of net patient revenues during those periods.

Services provided to Medicare and related managed Medicare patients are generally reimbursed at prospectively determined rates per diagnosis (“PPS”), while services provided to managed care patients are generally reimbursed based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates. Medicaid reimbursements vary by state.

Medicare regulations and Vanguard’s principal managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in its healthcare facilities. To obtain reimbursement for certain services under the Medicare program, Vanguard must submit annual cost reports and record estimates of amounts owed to or receivable from Medicare. These cost reports include complex calculations and estimates related to indirect medical education, disproportionate share payments, reimbursable Medicare bad debts and other items that are often subject to interpretation that could result in payments that differ from recorded estimates. Vanguard estimates amounts owed to or receivable from the Medicare program using the best information available and its interpretation of the applicable Medicare regulations. Vanguard includes differences between original estimates and subsequent revisions to those estimates (including final cost report settlements) in the consolidated statements of operations in the period in which the revisions are made. Net adjustments for final third party settlements increased patient service revenues and income from continuing operations before income taxes by $6.3 million, $7.9 million and $8.0 million during the years ended June 30, 2007, 2008 and 2009, respectively. Additionally, updated regulations and contract negotiations occur frequently, which necessitates continual review of estimation processes by management. Management believes that future adjustments to its current third party settlement estimates will not significantly impact Vanguard’s results of operations or financial position.

Vanguard does not pursue collection of amounts due from uninsured patients that qualify for charity care under its guidelines (currently those uninsured patients whose incomes are equal to or less than 200% of the current federal poverty guidelines set forth by the Department of Health and Human Services). Vanguard deducts charity care accounts from revenues when it determines that the account meets its charity care guidelines. Vanguard also provides discounts from billed charges and alternative payment structures for uninsured patients who do not qualify for charity care but meet certain other minimum income guidelines, primarily those uninsured patients with incomes between 200% and 500% of the federal poverty guidelines.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended June 30, 2007, 2008 and 2009, Vanguard deducted $86.1 million, $86.1 million and $91.8 million of charity care from revenues, respectively.

During the third quarter of its fiscal year ended June 30, 2007, Vanguard was approved to receive payments under the Bexar County, Texas upper payment limit (“UPL”) Medicaid payment program. UPL programs allow private hospitals to enter into indigent care affiliation agreements with governmental entities. Within the parameters of these programs, private hospitals expand charity care services to indigent patients and alleviate expenses for the governmental entity. The governmental entity is then able to utilize its tax revenue to fund the Medicaid program for private hospitals. Vanguard recognizes revenues from the UPL program when Vanguard becomes entitled to the expected reimbursements, including a federal match portion, and such reimbursements are assured.

During the third quarter of fiscal 2009, the federal government approved federal matching funds for the Illinois Provider Tax Assessment (“PTA”) program. The PTA program enables the state of Illinois to increase funding for its state Medicaid plan. Hospitals providing services to Medicaid enrollees receive funds directly from the state. Hospital providers, with certain exceptions, are then assessed a provider tax, which is payable to the state, and may or may not exceed funds received from the state. Vanguard recognizes revenues equal to the gross payments to be received when such payments are assured. Vanguard received $24.9 million of cash from this program during the year ended June 30, 2009, all of which increased revenues and $13.4 million of which was subsequently paid to the state and is included in non-income taxes in our consolidated statement of operations for the year ended June 30, 2009.

Effective for service dates on or after April 1, 2009, as a result of a state mandate, Vanguard implemented a new uninsured discount policy for those patients receiving services in its Illinois hospitals who had no insurance coverage and who did not otherwise qualify for charity care under its guidelines. Under this policy, Vanguard applies an uninsured discount (calculated as a standard percentage of gross charges) at the time of patient billing and includes this discount as a reduction to patient service revenues. These discounts were approximately $11.7 million for the year ended June 30, 2009. Vanguard implemented this policy for most of its remaining facilities effective July 1, 2009 and expects to implement it at all of its facilities by the end of its fiscal year 2010.

Vanguard had premium revenues from its health plans of $401.4 million, $450.2 million and $678.0 million during the years ended June 30, 2007, 2008 and 2009, respectively. Vanguard’s health plans, Phoenix Health Plan (“PHP”), Abrazo Advantage Health Plan (“AAHP”) and MacNeal Health Providers (“MHP”), have agreements with the Arizona Health Care Cost Containment System (“AHCCCS”), Centers for Medicare and Medicaid Services (“CMS”) and various health maintenance organizations (“HMOs”), respectively, to contract to provide medical services to subscribing participants. Under these agreements, Vanguard’s health plans receive monthly payments based on the number of HMO participants in MHP or the number and coverage type of enrollees in PHP and AAHP. Vanguard’s health plans recognize the payments as revenues in the month in which members are entitled to healthcare services with the exception of AAHP Medicare Part D reinsurance premiums and low income subsidy cost sharing premiums that are recorded as a liability to fund future healthcare costs or else repaid to the government.

Cash and Cash Equivalents

Vanguard considers all highly liquid investments with maturity of 90 days or less when purchased to be cash equivalents. Vanguard manages its credit exposure by placing its investments in high quality securities and by periodically evaluating the relative credit standing of the financial institutions holding its cash and investments.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash

As of June 30, 2008 and 2009, Vanguard had restricted cash balances of $2.1 million and $1.9 million, respectively. These balances primarily represent restricted cash accounts related to liquidity requirements of AAHP and certain other arrangements.

Accounts Receivable

Vanguard’s primary concentration of credit risk is patient accounts receivable, which consists of amounts owed by various governmental agencies, insurance companies and private patients. Vanguard manages the receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for contractual discounts and uncollectible amounts. Vanguard typically writes off uncollected accounts receivable 180 days subsequent to discharge date. Medicare program net receivables, including managed Medicare receivables, comprised approximately 31% and 33% of net patient receivables as of June 30, 2008 and 2009, respectively. Medicare revenues are included in the acute care services operating segment. Receivables from various state Medicaid programs and managed Medicaid programs comprised approximately 23% and 21% of net patient receivables as of June 30, 2008 and 2009, respectively. Remaining receivables relate primarily to various HMO and Preferred Provider Organization (“PPO”) payers, commercial insurers and private patients. Concentration of credit risk for these payers is limited by the number of patients and payers.

Effective July 1, 2007, Vanguard began estimating the allowance for doubtful accounts using a standard policy that reserves 100% of all accounts aged greater than 365 days subsequent to discharge date plus a standard percentage of uninsured accounts less than 365 days old plus a standard percentage of self-pay after insurance/Medicare less than 365 days old. Vanguard’s previous policy reserved all accounts greater than 180 days plus a market-specific percentage of uninsured and self-pay after insurance/Medicare balances. Effective June 30, 2008, Vanguard adjusted its policy to increase the standard percentages applied to uninsured accounts and self-pay after insurance/Medicare accounts. Vanguard adjusted its standard percentages again in April 2009 to consider the impact of its new uninsured discount policy, as previously described. Vanguard tests its allowance for doubtful accounts policy quarterly using a hindsight calculation that utilizes write-off data for all payer classes during the previous twelve-month period to estimate the allowance for doubtful accounts at a point in time. Vanguard also supplements its analysis by comparing cash collections to net patient revenues and monitoring self-pay utilization. Significant changes in payer mix, business office operations, general economic conditions and healthcare coverage provided by federal or state governments or private insurers may have a significant impact on Vanguard’s estimates and significantly affect its results of operations and cash flows.

Prior to the implementation of its new uninsured discount policy and for those accounts not yet transitioned to the new uninsured discount policy, Vanguard classifies accounts pending Medicaid approval as Medicaid accounts in its accounts receivable aging report and records a manual contractual allowance for these accounts based upon the average Medicaid reimbursement rate for that specific state. For accounts that do not successfully qualify for Medicaid coverage and do not meet the requisite charity guidelines, the previously recorded Medicaid contractual adjustment remains a revenue deduction, and the remaining net account balance is reclassified to the uninsured status and subjected to the allowance for doubtful accounts policy. If accounts do not qualify for Medicaid but, do qualify as charity care, the contractual adjustments are reversed and the gross account balance is recorded as a charity deduction.

Upon the implementation of the new uninsured discount policy, all uninsured accounts (including those pending Medicaid qualification) that do not qualify for charity care receive the standard uninsured discount with the balance subject to Vanguard’s allowance for doubtful accounts policy. For accounts subsequently qualified for Medicaid coverage, the uninsured discount is reversed and the account is reclassified into Medicaid accounts receivable with the appropriate contractual deduction applied.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of Vanguard’s allowance for doubtful accounts activity, including those for discontinued operations, during the three most recent fiscal years follows (in millions).

		Additions	Accounts
	Balance at	Charged to	Written	Balance at
	Beginning	Costs and	Off, Net of	End of
	of Period	Expenses	Recoveries	Period

Allowance for doubtful accounts:
Year ended June 30, 2007	$103.5	$191.3	$181.6	$113.2
Year ended June 30, 2008	$113.2	$201.0	$196.5	$117.7
Year ended June 30, 2009	$117.7	$210.8	$207.0	$121.5

Inventories

Inventories, consisting of medical supplies and pharmaceuticals, are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Purchases of property, plant and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase values, change capacities or extend useful lives are capitalized. For assets other than leasehold improvements depreciation is computed using the straight-line method over the estimated useful lives of the assets, which approximate 18 months to 44 years. Leasehold improvements are depreciated over the lesser of the estimated useful life or term of the lease. Depreciation expense was approximately $115.4 million, $127.8 million and $127.0 million for the years ended June 30, 2007, 2008 and 2009, respectively. Vanguard tests its property, plant and equipment and other long-lived assets for impairment as management becomes aware of impairment indicators.

During fiscal 2007, 2008 and 2009, Vanguard capitalized $3.0 million, $1.4 million and $2.0 million of interest, respectively, associated with certain of its hospital construction and expansion projects. Vanguard estimates that it is contractually obligated to expend approximately $33.1 million related to projects classified as construction in progress as of June 30, 2009. Vanguard also capitalizes costs associated with developing computer software for internal use. Vanguard capitalizes both internal and external direct costs, excluding training, during the application development stage primarily for the purpose of customizing vendor software to integrate with our hospitals’ information systems. The estimated net value of capitalized internal use software included in net property, plant and equipment, was approximately $49.0 million and $52.0 million as of June 30, 2008 and 2009, respectively. The amortization expense for internal use software, included in depreciation expense, was $6.3 million, $9.9 million and $9.5 million for the years ended June 30, 2007, 2008 and 2009, respectively.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides the gross asset balances for each major class of asset and total accumulated depreciation as of June 30, 2008 and 2009 (in millions).

	June 30,	June 30,
	2008	2009

Class of asset:
Land and improvements	$143.5	$148.7
Buildings and improvements	826.2	842.4
Equipment	558.9	641.5
Construction in progress	40.4	60.0

	1,569.0	1,692.6
Less: accumulated depreciation	(395.0)	(518.5)

Net property, plant and equipment	$1,174.0	$1,174.1

Investments in Auction Rate Securities

At June 30, 2009, Vanguard held $21.6 million in total available for sale investments in auction rate securities (“ARS”) backed by student loans, which are included in long-term investments in auction rate securities on its consolidated balance sheet due to inactivity in the primary ARS market during the past year. The par value of the ARS was $26.3 million as of June 30, 2009. As of June 30, 2008, Vanguard had reflected the ARS as current marketable securities at par value. Vanguard recorded a $0.6 million realized holding loss on $10.0 million of these marketable securities during the quarter ended September 30, 2008, as a result of a tender offer Vanguard received from the Issuer of the ARS and accepted. However, the tender offer contained certain conditions that were not met by the December 2008 deadline, and the tender failed. Thus, Vanguard reclassified the $9.4 million of marketable securities to investments in auction rate securities, along with the other outstanding ARS, on its condensed consolidated balance sheet as of December 31, 2008. Vanguard also recorded temporary impairments totaling $4.1 million ($2.5 million, net of taxes) related to all $26.3 million par value ARS during the year ended June 30, 2009, which are included in accumulated other comprehensive income (loss) on its consolidated balance sheet as of June 30, 2009.

Vanguard’s ARS were rated “AAA” by one or more major credit rating agencies at June 30, 2009. The ratings take into account insurance policies guaranteeing both the principal and accrued interest of the investments. The U.S. government guarantees approximately 96%-98% of the principal and accrued interest on each investment in student loans under the Federal Family Education Loan Program or other similar programs.

Vanguard does not currently intend to sell and does not believe it is more likely than not it will be required to sell its ARS prior to liquidity returning to the market and their fair value recovering to par value. Vanguard will continue to monitor market conditions for this type of ARS to ensure that its classification and fair value estimate for the ARS remain appropriate in future periods. If Vanguard intends to sell any of the ARS, prior to maturity, at an amount below carrying value, or if it becomes more likely than not that Vanguard will be required to sell its ARS, Vanguard will be required to recognize an other-than-temporary impairment.

Long-Lived Assets and Goodwill

Long-lived assets, including property, plant and equipment and amortizable intangible assets, comprise a significant portion of Vanguard’s total assets. Vanguard evaluates the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. When management believes impairment indicators may exist, projections of the undiscounted future cash flows associated with the use of and eventual disposition of long-lived assets held for use are prepared. If the

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

projections indicate that the carrying values of the long-lived assets are not expected to be recoverable, Vanguard reduces the carrying values to fair value. For long-lived assets held for sale, Vanguard compares the carrying values to an estimate of fair value less selling costs to determine potential impairment. Vanguard tests for impairment of long-lived assets at the lowest level for which cash flows are measurable. These impairment tests are heavily influenced by assumptions and estimates that are subject to change as additional information becomes available. Given the relatively few number of hospitals Vanguard owns and the significant amounts of long-lived assets attributable to those hospitals, an impairment of the long-lived assets for even a single hospital could materially adversely impact its operating results or financial position.

Goodwill also represents a significant portion of Vanguard’s total assets. Vanguard reviews goodwill for impairment annually during its fourth fiscal quarter or more frequently if certain impairment indicators arise. Vanguard reviews goodwill at the reporting unit level, which is one level below an operating segment. Vanguard compares the carrying value of the net assets of each reporting unit to the net present value of estimated discounted future cash flows of the reporting unit. If the carrying value exceeds the net present value of estimated discounted future cash flows, an impairment indicator exists and an estimate of the impairment loss is calculated. The fair value calculation includes multiple assumptions and estimates, including the projected cash flows and discount rates applied. Changes in these assumptions and estimates could result in goodwill impairment that could materially adversely impact Vanguard’s results of operations or statement of position.

Amortization of Intangible Assets

Amounts allocated to contract-based intangible assets, which represent PHP’s contract with AHCCCS and PHP’s various contracts with network providers, are amortized over their useful lives, which equal 10 years. No amortization is recorded for indefinite-lived intangible assets. Deferred loan costs and syndication costs are amortized over the life of the applicable credit facility or notes using the effective interest method. Physician income and service agreement guarantee intangible assets are recorded based upon the estimated future payments under the contracts and are amortized over the applicable contract service periods. The useful lives over which intangible assets are amortized range from two years to ten years.

Income Taxes

Vanguard accounts for income taxes using the asset and liability method. These guidelines require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Vanguard believes that its tax return provisions are accurate and supportable, but certain tax matters require interpretations of tax law that may be subject to future challenge and may not be upheld under tax audit. To reflect the possibility that all of its tax positions may not be sustained, Vanguard maintains tax reserves that are subject to adjustment as updated information becomes available or as circumstances change. Vanguard records the impact of tax reserve changes to its income tax provision in the period in which the additional information, including the progress of tax audits, is obtained.

Vanguard assesses the realization of its deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, Vanguard determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The factors used in this determination include the following:

•	Cumulative losses in recent years

•	Income/losses expected in future years

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Unsettled circumstances that, if favorably resolved, would adversely affect future operations

•	Availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits

•	Carryforward period associated with the deferred tax assets and liabilities

•	Prudent and feasible tax planning strategies

In addition, financial forecasts used in determining the need for or amount of federal and state valuation allowances are subject to changes in underlying assumptions and fluctuations in market conditions that could significantly alter Vanguard’s recoverability analysis and thus have a material adverse impact on Vanguard’s consolidated financial condition, results of operations or cash flows.

Accrued Health Plan Claims

During the years ended June 30, 2007, 2008 and 2009, health plan claims expense was $297.0 million, $328.2 million and $525.6 million, respectively, primarily representing health claims incurred by enrollees in PHP. Vanguard estimates PHP’s reserve for health claims using historical claims experience (including cost per member and payment lag time) and other actuarial data including number of enrollees and certain enrollee demographic information. Accrued health plan claims, including incurred but not reported claims, for all Vanguard health plans combined was approximately $51.1 million and $117.6 million as of June 30, 2008 and 2009, respectively. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from its estimates given changes in the healthcare cost structure or adverse experience. During the years ended June 30, 2007, 2008 and 2009, approximately $34.2 million, $31.2 million and $34.0 million, respectively, of accrued and paid claims for services provided to Vanguard’s health plan enrollees by its hospitals and its other healthcare facilities were eliminated in consolidation. Vanguard’s operating results and cash flows could be materially affected by increased or decreased utilization of its healthcare facilities by enrollees in its health plans.

Employee Health Insurance Reserve

Effective July 1, 2008, Vanguard began covering all of its employees under its self-insured medical plan. Prior to that, only a portion of Vanguard’s employees were covered under this self-insured plan. Claims are accrued under the self-insured medical plan as the incidents that give rise to them occur. Unpaid claims accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses, in accordance with an average lag time and historical experience. The reserve for self-insured medical plan was approximately $1.5 million and $13.4 million as of June 30, 2008 and 2009, respectively, and is included in accrued salaries and benefits in the accompanying consolidated balance sheets. Vanguard mitigated its self-insured risk by purchasing stop-loss coverage for catastrophic claims at a $500,000 per enrollee annual limit. During the year ended June 30, 2009, approximately $23.1 million was eliminated upon consolidation related to self-insured medical claims expense incurred and revenues earned due to employee utilization of Vanguard’s healthcare facilities.

Professional and General Liability and Workers Compensation Reserves

Given the nature of its operating environment, Vanguard is subject to professional and general liability and workers compensation claims and related lawsuits in the ordinary course of business. For professional and general liability claims incurred from June 1, 2002 to May 31, 2006, Vanguard’s wholly owned captive subsidiary insured its professional and general liability risks at a $10.0 million retention level. For professional and general liability claims incurred from June 1, 2006 to June 30, 2009, Vanguard self-insured the first $9.0 million per claim, and the captive subsidiary insured the next $1.0 million per claim. Vanguard maintains excess coverage from independent third party insurers on a claims-made basis for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

individual claims exceeding $10.0 million up to $75.0 million, but limited to total annual payments of $65.0 million in the aggregate.

Vanguard insures its excess coverage under a retrospectively rated policy, and premiums under this policy are recorded based on Vanguard’s historical claims experience. Vanguard self-insures its workers compensation claims up to $1.0 million per claim and purchases excess insurance coverage for claims exceeding $1.0 million.

Vanguard’s reserves for professional and general liability as of the years ended June 30, 2008 and 2009 were $74.3 million and $92.9 million, respectively. As of June 30, 2008 and 2009 the reserves for workers’ compensation were $18.8 million and $18.2 million, respectively. Vanguard utilizes actuarial information to estimate its reserves for professional and general liability and workers compensation claims. Each reserve is comprised of estimated indemnity and expense payments related to: (1) reported events (“case reserves”) and (2) incurred but not reported (“IBNR”) events as of the end of the period. Management uses information from its risk managers and its best judgment to estimate case reserves. Actuarial IBNR estimates are dependent on multiple variables including Vanguard’s risk exposures, its self-insurance limits, geographic locations in which it operates, the severity of its historical losses compared to industry averages and the reporting pattern of its historical losses compared to industry averages, among others. Most of these variables require judgment, and changes in these variables could result in significant period over period fluctuations in Vanguard’s estimates. Vanguard discounts its workers compensation reserve using a 5% factor, an actuarial estimate of projected cash payments in future periods. Vanguard does not discount the reserve for estimated professional and general liability claims. Vanguard adjusts these reserves from time to time as it receives updated information. Due to changes in historical loss trends, during its fiscal years ended June 30, 2007 and 2008, Vanguard decreased its professional and general liability reserve related to prior fiscal years by $4.5 million and $0.6 million, respectively. During its fiscal year ended June 30, 2009, Vanguard increased its professional and general liability reserve related to prior fiscal years by $13.4 million. Similarly, Vanguard decreased its workers compensation reserve related to prior fiscal years by $2.3 million and $3.8 million during its fiscal years ended June 30, 2008 and 2009. Adjustments to the workers compensation reserve related to prior years during the fiscal year ended June 30, 2007 were not significant. Additional adjustments to prior year estimates may be necessary in future periods as Vanguard’s reporting history and loss portfolio matures.

Market and Labor Risks

Vanguard operates primarily in four geographic markets. If economic or other factors limit its ability to provide healthcare services in one or more of these markets, Vanguard’s cash flows and results of operations could be materially adversely impacted. Approximately 1,600 full-time employees in Vanguard’s Massachusetts hospitals are subject to collective organizing agreements. This group represents approximately 8% of Vanguard’s workforce. During fiscal 2007, Vanguard entered into a new three-year contract with the union representing the majority of this group that ends on December 31, 2009. If Vanguard experiences significant future labor disruptions related to these unionized employees, its cash flows and results of operations could be materially adversely impacted.

Stock-Based Compensation

Vanguard accounts for stock-based employee compensation granted prior to July 1, 2006 under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective July 1, 2003, Vanguard adopted SFAS 123 on a prospective basis, an acceptable transition method set forth in SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (“SFAS 148”). For grants dated July 1, 2006 and subsequent, Vanguard accounts for stock-based employee compensation under the provisions of Statement of Financial Accounting Standards No. 123(R),

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share-Based Payment (“SFAS 123(R)”). Vanguard also adopted SFAS 123(R) on a prospective basis and such adoption did not significantly impact Vanguard’s results of operations or cash flows.

The following table sets forth the weighted average assumptions utilized in the minimum value pricing model for stock option grants under the 2004 Option Plan prior to July 1, 2006 and those utilized in the Black-Scholes-Merton valuation model for grants under the 2004 Option Plan subsequent to July 1, 2006.

	Minimum	Black-Scholes-
	Value	Merton

Risk-free interest rate	4.11% - 4.95%	3.61% - 5.13%
Dividend yield	0.0%	0.0%
Volatility (wtd avg)	N/A	30.10%
Volatility (annual)	N/A	26.39% - 37.73%
Expected option life	10 years	6.5 years

For stock options included in the Black-Scholes-Merton valuation model, Vanguard used historical stock price information of certain peer group companies for a period of time equal to the expected option life period to determine estimated volatility. Vanguard determined the expected life of the stock options by averaging the contractual life of the options and the vesting period of the options. The estimated fair value of options is amortized to expense on a straight-line basis over the options’ vesting period.

Recently Issued Accounting Pronouncements

In June 2009, FASB issued ASC and modified the GAAP hierarchy by establishing two levels of GAAP, authoritative and non-authoritative accounting literature. Effective July 1, 2009 ASC will be the single source of authoritative U.S. GAAP applicable to all non-governmental entities and will supersede all existing FASB, AICPA, and Emerging Issues Task Force (EITF) pronouncements and related literature (i.e. all codified literature will carry the same level of authority and non-codified GAAP literature will become non-authoritative). ASC will also include relevant portions of authoritative SEC content relating to matters within the basic financial statements, which are considered as sources of authoritative GAAP for SEC registrants. As of July 1, 2009, the FASB no longer issues Statements, Interpretations, Staff Positions, or EITF abstracts. Irrespective of how they would have been issued under the previous structure, all changes to GAAP will henceforth be only in the form of Accounting Standards Updates, which will serve to update ASC itself. The adoption of this new guidance did not have a significant impact on Vanguard’s financial position, results of operations or cash flows.

In June 2009, FASB issued new guidance to (1) require an enterprise to conduct a qualitative analysis for the purpose of determining whether, based on its variable interests, it also has a controlling interest in a variable interest entity (VIE), and (2) make the consequential changes resulting from elimination of the concept of a qualifying special-purpose entity (QSPE) in previous guidance, thus subjecting an entity previously designated as a QSPE to the same evaluation as that of any other VIE for consolidation purposes. The new guidance is effective as of the start of the first annual reporting period beginning after November 15, 2009, for interim periods within the first annual reporting period, and for all subsequent annual and interim reporting periods. Earlier application is not permitted, but retrospective application to previously issued financial statements for previous years is allowed but, not required. Vanguard does not expect the adoption of this new guidance to have a significant impact on its financial position, results of operations or cash flows.

In December 2007, FASB issued new guidance related to business combinations, which applies to all transactions or other events in which an entity obtains control of one or more businesses even if the acquirer does not acquire 100% of all interests of the target. The acquirer is required to recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities with only limited exceptions. This methodology replaces the previous cost-allocation process that often resulted in the measurement of assets and liabilities at values other than fair value at the acquisition date. Contingent consideration is also required to be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measured at fair value at acquisition date with subsequent adjustments measured in future periods. Transactions costs are not considered part of the acquired assets and thus are expensed as incurred. The acquisition date is deemed to be the date on which the acquisition is completed, not when the acquisition agreement is executed. Vanguard will adopt this new guidance prospectively for acquisitions completed on or after July 1, 2009. However, this new guidance requires changes to estimates of deferred taxes arising from business combinations to be adjusted through earnings even if the business combination occurred prior to its effective date.

Since the issuance of the new business combinations guidance, constituents have expressed concern regarding certain aspects of its application to pre-acquisition contingencies. Accordingly, in April 2009 the FASB issued further guidance in respect of initial recognition and measurement, subsequent measurement, and disclosures concerning assets and liabilities arising from pre-acquisition contingencies in a business combination. Vanguard will also adopt this guidance for acquisitions completed on or after July 1, 2009. The new business combinations guidance will affect Vanguard’s future financial position, results of operations or cash flows to the extent Vanguard completes a business combination on or subsequent to July 1, 2009 and could significantly impact Vanguard’s future results of operations should deferred tax estimates attributable to the Blackstone merger differ significantly from their ultimate resolution.

In February 2007, FASB issued new guidance that gives entities the option to voluntarily choose, at certain election dates, to measure many financial assets and liabilities at fair value. Elections are made on an instrument by instrument basis and are irrevocable once made. Subsequent changes to the fair value of any instrument for which an election is made are reflected through earnings. The adoption of this new guidance did not significantly impact Vanguard’s financial position, results of operations or cash flows.

On September 15, 2006, FASB issued comprehensive guidance for measuring fair value of assets and liabilities. Fair value should be based on the assumptions market participants would use to complete the sale of an asset or transfer of a liability. FASB provided a hierarchy of information to be used to determine the applicable market assumptions, and fair value measurements would be separately disclosed under each applicable layer of the hierarchy. This new guidance does not expand or restrict the use of fair value for measuring assets and liabilities but provides a single methodology to be used when fair value accounting is applied. For those financial assets and financial liabilities previously defined, the new guidance was effective for Vanguard’s fiscal year beginning July 1, 2008. For non-recurring nonfinancial assets and nonfinancial liabilities, the new guidance is effective for Vanguard’s fiscal year beginning July 1, 2009. Vanguard does not expect the adoption of the new guidance for non-financial assets and non-financial liabilities to significantly impact its future financial position, results of operations or cash flows.

3.	Discontinued Operations

On October 1, 2006, certain of Vanguard’s subsidiaries completed the sale of their three hospitals in Orange County, California (West Anaheim Medical Center, Huntington Beach Hospital and La Palma Intercommunity Hospital) to subsidiaries of Prime Healthcare, Inc. for net proceeds of $40.0 million, comprised of cash proceeds of $37.0 million and $3.0 million of proceeds placed in escrow which was distributed to a subsidiary of Vanguard on July 2, 2007. Approximately $12.8 million of retained working capital, including $25.3 million of patient accounts receivable, was excluded from the sale. The operations of the California hospitals are included in discontinued operations, net of taxes, in the accompanying statements of operations for all periods presented.

In June 2007, Vanguard ceased providing acute care services at Phoenix Memorial Hospital (“PMH”) and began leasing certain floors of the building to various third party healthcare providers. The leases are 5-year and 7-year leases with renewal options. When comparing the projected lease income to the historical total revenues of PMH, Vanguard determined that the expected cash inflows under the leases were insignificant

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and deemed indirect cash flows. Thus, the acute care operations of PMH are included in discontinued operations, net of taxes in the accompanying statements of operations for all periods presented.

The following table sets forth the components of discontinued operations, net of taxes for the years ended June 30, 2007, 2008 and 2009, respectively (in millions).

	Year Ended June 30,
	2007	2008	2009

Total revenues	$91.7	$(1.5)	$1.7
Operating expenses	115.9	(1.6)	0.2
Allocated interest	2.7	—	—
Loss on sale of assets	1.7	0.6	—
Income tax expense (benefit)	(9.5)	(0.2)	0.6

Income (loss) from discontinued operations, net of taxes	$(19.1)	$(0.3)	$0.9

The interest allocation to discontinued operations for the year ended June 30, 2007 was based upon the ratio of net assets to be divested to the sum of total net assets and Vanguard’s outstanding debt. Income taxes were calculated using an effective tax rate of approximately 33.2%, 40.0% and 40.0% for the years ended June 30, 2007, 2008 and 2009, respectively.

4.	Fair Value Measurements

As previously discussed, Vanguard adopted the new FASB guidance for certain financial assets and financial liabilities on July 1, 2008. Fair value is determined using assumptions that market participants would use to determine the price of the asset or liability as opposed to measurements determined based upon information specific to the entity holding those assets and liabilities. To determine those market participant assumptions, entities should use a hierarchy of inputs, including both independent market data inputs and the entity’s own assumptions about the market participant assumptions. This hierarchy is summarized as follows.

Level 1	Unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2	Directly or indirectly observable inputs, other than quoted prices included in Level 1. Level 2 inputs may include, among others, interest rates and yield curves observable at commonly quoted intervals, volatilities, loss severities, credit risks and other inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Unobservable inputs used when there is little, if any, market activity for the asset or liability at the measurement date. These inputs represent the entity’s own assumptions about the assumptions that market participants would use to price the asset or liability developed using the best information available.

In April 2009, the FASB issued clarifying guidance for cases where the volume and level of activity for an asset or liability have significantly decreased, and identifying circumstances indicating that a transaction is not an orderly one. Vanguard considered this guidance in its determination of estimated fair values as of June 30, 2009, and the impact was not material.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes Vanguard’s assets measured at fair value on a recurring basis as of June 30, 2009, aggregated by the fair value hierarchy level within which those measurements were made (in millions).

		Level 1	Level 2	Level 3
	Fair Value	Inputs	Inputs	Inputs

Assets:
Investments in auction rate securities	$21.6	$—	$—	$21.6

Liabilities:
Interest rate swap liability	$6.9	$—	$6.9	$—

The following table provides a reconciliation of the beginning and ending balances for the year ended June 30, 2009 for those fair value measurements using significant Level 3 unobservable inputs (in millions).

			Other-		Balance
	Balance at		Than-	Unrealized	at
	July 1,	Asset	Temporary	Holding	June 30,
	2008	Reclassification	Impairment	Loss	2009

Marketable securities	$26.3	$(25.7)	$(0.6)	$—	$—
Investments in auction rate securities	—	25.7	—	(4.1)	21.6

Total Level 3 inputs	$26.3	$—	$(0.6)	$(4.1)	$21.6

Auction Rate Securities

At June 30, 2009, Vanguard held $21.6 million in total available for sale investments in auction rate securities (“ARS”) backed by student loans, which are included in investments in auction rate securities on the accompanying consolidated balance sheet. These ARS are accounted for as long-term available for sale securities. The par value of the ARS was $26.3 million at June 30, 2009. The ARS have maturity dates ranging from 2039 to 2043 and are guaranteed by the U.S. government at approximately 96%-98% of the principal and accrued interest under the Federal Family Education Loan Program or other similar programs. Due to the lack of market liquidity and other observable market inputs for these ARS, Vanguard utilized Level 3 inputs to estimate the $21.6 million fair value of these ARS. Valuations from forced liquidations or distressed sales are inconsistent with the definition of fair value, which assumes an orderly market. For its valuation estimate, management utilized a discounted cash flow analysis that included estimates of the timing of liquidation of these ARS and the impact of market risks on exit value. Vanguard does not currently intend to sell and does not believe it is more likely than not it will be required to sell these ARS prior to liquidity returning to the market and their fair value recovering to par value.

In September 2008, Vanguard received a tender offer for $10.0 million par value of ARS at 94% of par value. As a result of Vanguard’s acceptance of the tender offer and the other-than-temporary decline in fair value, Vanguard recorded a $0.6 million realized holding loss on these marketable securities during the quarter ended September 30, 2008, which is included in other expenses on the accompanying consolidated statement of operations for the year ended June 30, 2009. However, the tender offer contained certain conditions that were not met as of the December 2008 deadline, and the tender failed. As a result of the failed tender, all $21.6 million of ARS are presented as long-term assets on the accompanying consolidated balance sheet as of June 30, 2009. In addition, Vanguard recorded a temporary impairment of $4.1 million ($2.5 million, net of taxes) related to the ARS during the year ended June 30, 2009, which is included in accumulated other comprehensive income (loss) (“OCI”) on the consolidated balance sheet as of June 30, 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Swap Agreement

Vanguard enters into derivative instruments from time to time to manage the cash flows risk associated with the variable interest component of its outstanding term debt or to manage the fair value risk of its other debt instruments with fixed interest rates. Vanguard does not hold or issue derivative instruments for trading purposes and is not a party to any instrument with leverage features.

During April 2008, Vanguard entered into an interest rate swap agreement with Bank of America, N.A. (the “counterparty”) that went into effect on June 30, 2008 for a notional $450.0 million of its outstanding term debt. Under this agreement and through March 31, 2009, Vanguard made or received net interest payments based upon the difference between the 90-day LIBOR rate and the swap fixed interest rate of 2.785%. Vanguard accounted for this swap as a highly effective cash flow hedge with critical terms that substantially match the underlying term debt and measured any ineffectiveness using the hypothetical derivative method.

In March 2009, Vanguard and the counterparty executed an amended swap agreement with the same terms and provisions as the original agreement except that after March 31, 2009, Vanguard will make or receive net interest payments based upon the difference between the 30-day LIBOR rate and the swap fixed interest rate of 2.5775%. As a result of this amended swap agreement, Vanguard de-designated its existing cash flow hedge and re-designated the amended swap agreement as a hedge of the remaining interest payments associated with $450.0 million of Vanguard’s outstanding term debt. As the forecasted transactions (i.e. the future interest payments under Vanguard’s outstanding term debt) are still probable of occurring, Vanguard did not immediately recognize the accumulated other comprehensive loss balance related to the de-designated swap in earnings. Based on its assessment, Vanguard determined that this re-designated swap will be highly effective in offsetting the changes in cash flows related to the hedged risk. Upon the execution of the amended swap agreement, Vanguard measured hedge ineffectiveness by comparing the fair value of the original swap agreement to a new hypothetical derivative using the amended terms to determine if the underlying term debt has been overhedged. Vanguard determined that the hedge ineffectiveness was not significant as of June 30, 2009. Vanguard will continue this measurement process on a quarterly basis until the termination of the amended swap on March 31, 2010. The valuation of the amended interest rate swap is based upon a discounted cash flows analysis that reflects the term of the agreement and an observable market-based input, the 30-day LIBOR interest rate curve, which is observable at commonly quoted intervals for the full term of the swap. Vanguard also considered potential credit adjustment risks related to its own performance and the counterparty’s performance under the swap agreement. Management deemed the credit adjustment risks as Level 3 inputs. However, management determined that any potential credit adjustment risks were not significant and thus classified the entire interest rate swap valuation in Level 2 of the fair value hierarchy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables provide information regarding the valuation and presentation of assets, liabilities and expenses related to this interest rate swap for the respective periods (in millions).

	June 30, 2008		June 30, 2009
	Balance Sheet		Balance Sheet
Interest Rate Swap Contract:	Location	Fair Value	Location	Fair Value

Gross valuation	Prepaid expenses and other current assets	$4.6	Other accrued expenses and current liabilities	$(6.9)
Tax effect	Deferred tax assets	(1.8)	Deferred tax assets	2.6

Net asset (liability) balance offset to accumulated OCI		$2.8		$(4.3)

	Year Ended June 30, 2008			Year Ended June 30, 2009
		Location of	Amount of		Location of	Amount of
	Amount of	Gain (Loss)	Gain (Loss)	Amount of	Gain (Loss)	Gain (Loss)
	Gain (Loss)	Recognized on	Recognized on	Gain (Loss)	Recognized on	Recognized on
	Recognized	Derivative -	Derivative -	Recognized	Derivative -	Derivative -
	in OCI	Reclassified	Reclassified	in OCI	Reclassified	Reclassified
	on Derivative	from OCI	from OCI	on Derivative	from OCI	from OCI

Interest rate swap contract, net of taxes	$2.8	n/a	$—	$(7.1)	Interest, net	$(2.8)

The $4.3 million balance included in accumulated OCI, net of taxes, is expected to be reclassified to net interest during the fiscal year ending June 30, 2010 since the interest rate swap expires on March 31, 2010.

Cash and Cash Equivalents and Restricted Cash

The carrying amounts reported for cash and cash equivalents and restricted cash approximate fair value because of the short-term maturity of these instruments.

Accounts Receivable and Accounts Payable

The carrying amounts reported for accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments.

Long-Term Debt

The fair values of Vanguard’s 9.0% Notes, and 11.25% Notes and term loans as of June 30, 2009 were approximately $547.7 million, $209.3 million and $735.7 million, respectively, based upon stated market prices. The fair values are subject to change as market conditions change.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets in the accompanying consolidated balance sheets consist of the following at June 30, 2008 and 2009 (in millions).

	2008	2009

Prepaid insurance	$5.2	$6.1
Prepaid maintenance contracts	4.5	7.9
Other prepaid expenses	6.0	8.9
Interest rate swap receivable	2.8	—
Third party settlements	4.4	2.1
Reinsurance receivables	9.8	17.2
Other receivables	23.1	26.2

	$55.8	$68.4

6.	Impairment of Long-Lived Assets and Goodwill

Vanguard completed its annual goodwill impairment test during the fourth quarter of fiscal 2009 noting no impairment. However, Vanguard’s Chicago market, with goodwill of approximately $43.1 million as of June 30, 2009, will require continual monitoring during fiscal year 2010 due to the sensitivity of the projected operating results of this reporting unit to the goodwill impairment analysis. If actual future cash flows become less favorable than those projected by management, an impairment charge may become necessary that could have a material adverse impact on Vanguard’s financial position and results of operations.

During the fourth quarter of fiscal 2009 Vanguard noted events and conditions indicating that the carrying value of the asset group related to a building at one of its non-hospital facilities included in the acute care services segment may not be recoverable. Utilizing management estimates and appraisal information, Vanguard recorded an impairment charge of approximately $6.2 million ($3.8 million, net of taxes) to write down the building carrying value to fair value during the fourth quarter of fiscal 2009.

7.	Goodwill and Intangible Assets

The following table provides information regarding the intangible assets, including deferred loan costs, included in the accompanying consolidated balance sheets as of June 30, 2008 and 2009 (in millions).

	Gross Carrying Amount		Accumulated Amortization
Class of Intangible Asset	2008	2009	2008	2009

Amortized intangible assets:
Deferred loan costs	$43.8	$43.8	$16.1	$21.5
Contracts	31.4	31.4	11.8	14.9
Physician income and other guarantees	22.2	27.2	12.1	18.3
Other	1.3	4.7	0.5	1.0

Subtotal	98.7	107.1	40.5	55.7
Indefinite-lived intangible assets:
License and accreditation	3.2	3.2	—	—

Total	$101.9	$110.3	$40.5	$55.7

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense for contract-based intangibles and other intangible assets during the fiscal years ended June 30, 2007, 2008 and 2009 was approximately $3.2 million, $3.2 million and $3.6 million, respectively. Total estimated amortization expense for these intangible assets during the next five years and thereafter is as follows (in millions).

2010	$3.7
2011	3.7
2012	3.7
2013	3.7
2014	3.7
Thereafter	1.5

$20.0

In connection with the Blackstone merger, Vanguard incurred $43.8 million of deferred offering and loan costs related to the 9.0% Notes, the 11.25% Notes and term and revolving loan borrowings under the merger credit facilities and the 2005 term loan facility.

Amortization of deferred loan costs of $4.5 million, $4.9 million and $5.4 million during the years ended June 30, 2007, 2008 and 2009, respectively, is included in net interest. Amortization of physician income and other guarantees of $5.1 million, $6.7 million and $6.2 million during the years ended June 30, 2007, 2008 and 2009, respectively, is included in purchased services or other operating expenses.

The following table presents the changes in the carrying amount of goodwill from June 30, 2008 through June 30, 2009 (in millions).

	Acute Care	Health
	Services	Plans	Total

Balance as of June 30, 2008	$609.8	$79.4	$689.2
Acquisition of healthcare entities	2.9	—	2.9

Balance as of June 30, 2009	$612.7	$79.4	$692.1

Vanguard completed its annual impairment test of goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal 2009 noting no impairment. Approximately $151.5 million of Vanguard’s goodwill is deductible for tax purposes.

8.	Other Accrued Expenses and Current Liabilities

The following table presents summaries of items comprising other accrued expenses and current liabilities in the accompanying consolidated balance sheets as of June 30, 2008 and 2009 (in millions).

	2008	2009

Property taxes	$14.6	$17.0
Current portion of professional and general liability and workers compensation insurance	19.0	34.4
Accrued income guarantees	4.4	3.0
Income taxes payable (receivable)	2.4	(5.0)
Interest rate swap payable	—	6.9
Other	16.9	23.2

	$57.3	$79.5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Long-Term Debt

A summary of Vanguard’s long-term debt at June 30, 2008 and 2009 follows (in millions).

	2008	2009

9.0% Senior Subordinated Notes	$575.0	$575.0
11.25% Senior Discount Notes	188.4	210.2
Term loans payable under credit facility	774.1	766.4

	1,537.5	1,551.6
Less: current maturities	(8.0)	(8.0)

	$1,529.5	$1,543.6

9.0% Notes

In connection with the acquisition of Vanguard by merger on September 23, 2004 by certain investment funds affiliated with The Blackstone Group L.P. (collectively “Blackstone”), two of Vanguard’s wholly owned subsidiaries, Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc. (collectively, the “Issuers”), completed a private placement of $575.0 million 9% Senior Subordinated Notes due 2014 (“9.0% Notes”). Interest on the 9.0% Notes is payable semi-annually on October 1st and April 1st of each year. The 9.0% Notes are general unsecured senior subordinated obligations and rank junior in right of payment to all existing and future senior indebtedness of the Issuers. All payments on the 9.0% Notes are guaranteed jointly and severally on a senior subordinated basis by Vanguard and its domestic subsidiaries, other than those subsidiaries that do not guarantee the obligations of the borrowers under the senior credit facilities.

Prior to October 1, 2009, the Issuers may redeem the 9.0% Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a make-whole premium. On or after October 1, 2009, the Issuers may redeem all or part of the 9.0% Notes at various redemption prices given the date of redemption as set forth in the indenture governing the 9.0% Notes. The initial redemption price for the 9.0% Notes on October 1, 2009 is equal to 104.50% of their principal amount, plus accrued and unpaid interest. The redemption price declines each year after 2009. The redemption price will be 100% of the principal amount, plus accrued and unpaid interest, beginning on October 1, 2012.

11.25% Notes

In connection with the Blackstone merger on September 23, 2004, two of Vanguard’s wholly owned subsidiaries, Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc. (collectively, the “Discount Issuers”), completed a private placement of $216.0 million aggregate principal amount at maturity ($124.7 million in gross proceeds) of 11.25% Senior Discount Notes due 2015 (“11.25% Notes”). The 11.25% Notes accrete at the stated rate compounded semi-annually on April 1 and October 1 of each year to, but not including, October 1, 2009. Subsequent to October 1, 2009, cash interest on the 11.25% Notes will accrue at 11.25% per annum, and will be payable on April 1 and October 1 of each year, commencing on April 1, 2010 until maturity. The 11.25% Notes are general senior unsecured obligations and rank junior in right of payment to all existing and future senior indebtedness of the Discount Issuers but senior to any of the Discount Issuers’ future senior subordinated indebtedness. All payments on the 11.25% Notes are guaranteed by Vanguard as a holding company guarantee.

Prior to October 1, 2009, the Discount Issuers may redeem the 11.25% Notes, in whole or in part, at a price equal to 100% of the accreted value thereof, plus accrued and unpaid interest, plus a make-whole premium. On or after October 1, 2009, the Discount Issuers may redeem all or a part of the 11.25% Notes at various redemption prices given the date of redemption as set forth in the indenture governing the

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.25% Notes. The initial redemption price for the 11.25% Notes on October 1, 2009 is equal to 105.625% of their principal amount, plus accrued and unpaid interest. The redemption price declines each year after 2009. The redemption price will be 100% of the principal amount, plus accrued and unpaid interest, beginning on October 1, 2012.

Credit Facility Debt

In connection with the Blackstone merger on September 23, 2004, two of Vanguard’s wholly owned subsidiaries, Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc. (collectively, the “Co-borrowers”), entered into new senior secured credit facilities (the “merger credit facilities”) with various lenders and Bank of America, N.A. as administrative agent and Citicorp North America, Inc. as syndication agent, and repaid all amounts outstanding under its previous credit facility. The merger credit facilities include a seven-year term loan facility in the aggregate principal amount of $800.0 million and a six-year $250.0 million revolving credit facility.

On September 26, 2005, the Co-borrowers refinanced and repriced all $795.7 million of the then outstanding term loans under the merger credit facilities by borrowing $795.7 million of replacement term loans that also mature on September 23, 2011 (the “2005 term loan facility”). In addition, upon the occurrence of certain events, the Co-borrowers may request an incremental term loan facility to be added to the 2005 term loan facility in an amount not to exceed $300.0 million in the aggregate, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions. The revolving loan facility under the merger credit facilities did not change in connection with the term loan refinancing. As of June 30, 2009, $766.4 million of indebtedness was outstanding under the 2005 term loan facility. Vanguard’s remaining borrowing capacity under the revolving credit facility, net of letters of credit outstanding, was $218.8 million as of June 30, 2009.

The 2005 term loan facility borrowings bear interest at a rate equal to, at Vanguard’s option, LIBOR plus 2.25% per annum or a base rate plus 1.25% per annum. As discussed in Note 4, $450.0 million of the term loan facility borrowings are subject to a fixed interest rate of 4.8275% per annum under the terms of an interest rate swap agreement that expires on March 31, 2010. The interest rate applicable to the unhedged portion of Vanguard’s term loan facility borrowings was approximately 2.6% as of June 30, 2009. Borrowings under the revolving credit facility currently bear interest at a rate equal to, at Vanguard’s option, LIBOR plus 2.0% per annum or a base rate plus 1.0% per annum, subject to an increase of up to 0.50% per annum should Vanguard’s leverage ratio increase over certain designated levels. Vanguard also pays a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments thereunder at a rate equal to 0.50% per annum. Vanguard also pays customary letter of credit fees under this facility. Vanguard makes quarterly principal payments equal to one-fourth of one percent of the outstanding principal balance of the 2005 term loan facility and will continue to make such payments until maturity of the term debt.

Vanguard is subject to certain restrictive and financial covenants under the credit agreement governing the 2005 term loan facility and the revolving credit facility including a total leverage ratio, senior leverage ratio, interest coverage ratio and capital expenditure restrictions. Vanguard was in compliance with each of these financial covenants as of June 30, 2009. Obligations under the credit agreement are unconditionally guaranteed by Vanguard and Vanguard Health Holding Company I, LLC (“VHS Holdco I”) and, subject to certain exceptions, each of VHS Holdco I’s wholly-owned domestic subsidiaries (the “U.S. Guarantors”). Obligations under the credit agreement are also secured by substantially all of the assets of Vanguard Health Holding Company II, LLC (“VHS Holdco II”) and the U.S. Guarantors including a pledge of 100% of the membership interests of VHS Holdco II, 100% of the capital stock of substantially all U.S. Guarantors (other than VHS Holdco I) and 65% of the capital stock of each of VHS Holdco II’s non-U.S. subsidiaries that are directly owned by VHS Holdco II or one of the U.S. Guarantors and a security interest in substantially all tangible and intangible assets of VHS Holdco II and each U.S. Guarantor.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Swap Agreement

In March 2009, Vanguard and Bank of America N.A. (“the counterparty”) executed an amended swap agreement with the same terms and provisions as the original agreement except that after March 31, 2009, Vanguard will make or receive net interest payments based upon the difference between the 30-day LIBOR rate and the swap fixed interest rate of 2.5775% (see Note 4). Given the turbulence in the credit markets and the attractive swap rates then available, Vanguard amended the swap agreement to hedge its cash flows related to a portion of the 2005 term loan facility against potential market fluctuations to the variable 30-day LIBOR interest rate. Vanguard will continue to make its normal quarterly interest payments under the 2005 term loan facility as described above. Vanguard deems the counterparty to be creditworthy. As of June 30, 2009, the estimated fair value of the interest rate swap was a liability for Vanguard of approximately $6.9 million ($4.3 million net of taxes of $2.6 million), which is included in other accrued expenses and current liabilities and accumulated other comprehensive income on the accompanying balance sheet. Vanguard will make quarterly adjustments to other comprehensive income (loss) equal to the change in the fair value of the swap from quarter to quarter until the maturity of the swap on March 31, 2010 with any ineffectiveness included immediately in earnings.

Future Maturities

Future maturities of Vanguard’s debt as of June 30, 2009 follow (in millions).

Fiscal Year	Amount

2010	$8.0
2011	7.9
2012	750.5
2013	—
2014	—
Thereafter	791.0

$1,557.4

Other Information

Vanguard conducts substantially all of its business through its subsidiaries. Most of Vanguard’s subsidiaries jointly and severally guarantee the 9.0% Notes on an unsecured senior subordinated basis. Certain of Vanguard’s other consolidated wholly-owned and non wholly-owned entities do not guarantee the 9.0% Notes in conformity with the provisions of the indenture governing the 9.0% Notes and do not guarantee Vanguard’s 2005 term loan facility in conformity with the provisions thereof. The condensed consolidating financial information for the parent company, the Issuers of the 9.0% Notes, the Issuers of the 11.25% Notes, the guarantor subsidiaries, the combined non-guarantor subsidiaries, certain eliminations and consolidated Vanguard as of June 30, 2008 and 2009, and for the years ended June 30, 2007, 2008 and 2009, follows.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets
June 30, 2008

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$82.0	$59.6	$—	$141.6
Restricted cash	—	—	—	0.3	1.8	—	2.1
Marketable securities	—	—	—	—	26.3	—	26.3
Accounts receivable, net	—	—	—	275.7	24.7	—	300.4
Inventories	—	—	—	44.3	4.9	—	49.2
Prepaid expenses and other current assets	0.1	—	—	62.5	20.0	(2.3)	80.3

Total current assets	0.1	—	—	464.8	137.3	(2.3)	599.9
Property, plant and equipment, net	—	—	—	1,106.4	67.6	—	1,174.0
Goodwill	—	—	—	605.6	83.6	—	689.2
Intangible assets, net	—	24.5	3.2	12.9	20.8	—	61.4
Investments in consolidated subsidiaries	608.8	—	—	—	16.7	(625.5)	—
Other assets	—	—	—	57.6	0.2	—	57.8

Total assets	$608.9	$24.5	$3.2	$2,247.3	$326.2	$(627.8)	$2,582.3

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$—	$—	$137.2	$17.9	$—	$155.1
Accrued expenses and other current liabilities	—	13.2	—	132.9	72.9	—	219.0
Current maturities of long-term debt	—	8.0	—	(0.2)	0.2	—	8.0

Total current liabilities	—	21.2	—	269.9	91.0	—	382.1
Other liabilities	—	—	—	61.5	38.7	(3.2)	97.0
Long-term debt, less current maturities	—	1,341.1	188.4	—	—	—	1,529.5
Intercompany	35.2	(900.0)	(120.8)	1,373.9	(51.9)	(336.4)	—
Equity	573.7	(437.8)	(64.4)	542.0	248.4	(288.2)	573.7

Total liabilities and equity	$608.9	$24.5	$3.2	$2,247.3	$326.2	$(627.8)	$2,582.3

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets
June 30, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$168.3	$139.9	$—	$308.2
Restricted cash	—	—	—	0.2	1.7	—	1.9
Accounts receivable, net	—	—	—	257.0	18.3	—	275.3
Inventories	—	—	—	44.5	3.8	—	48.3
Prepaid expenses and other current assets	2.5	—	—	94.9	34.6	(34.0)	98.0

Total current assets	2.5	—	—	564.9	198.3	(34.0)	731.7
Property, plant and equipment, net	—	—	—	1,114.7	59.4	—	1,174.1
Goodwill	—	—	—	608.5	83.6	—	692.1
Intangible assets, net	—	19.4	2.9	13.5	18.8	—	54.6
Investments in consolidated subsidiaries	608.8	—	—	—	24.5	(633.3)	—
Investments in auction rate securities	—	—	—	—	21.6	—	21.6
Other assets	—	—	—	56.8	0.2	—	57.0

Total assets	$611.3	$19.4	$2.9	$2,358.4	$406.4	$(667.3)	$2,731.1

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$—	$—	$112.7	$15.2	$—	$127.9
Accrued expenses and other current liabilities	—	20.0	—	201.9	122.3	—	344.2
Current maturities of long-term debt	—	8.0	—	(0.2)	0.2	—	8.0

Total current liabilities	—	28.0	—	314.4	137.7	—	480.1
Other liabilities	—	—	—	71.9	73.7	(34.0)	111.6
Long-term debt, less current maturities	—	1,333.4	210.2	—	—	—	1,543.6
Intercompany	15.5	(810.4)	(120.9)	1,306.8	(60.1)	(330.9)	—
Equity	595.8	(531.6)	(86.4)	665.3	255.1	(302.4)	595.8

Total liabilities and equity	$611.3	$19.4	$2.9	$2,358.4	$406.4	$(667.3)	$2,731.1

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations
For the year ended June 30, 2007

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

Patient service revenues	$—	$—	$—	$2,053.9	$150.9	$(25.5)	$2,179.3
Premium revenues	—	—	—	56.5	345.3	(0.4)	401.4

Total revenues	—	—	—	2,110.4	496.2	(25.9)	2,580.7
Salaries and benefits	1.2	—	—	986.6	80.1	—	1,067.9
Supplies	—	—	—	394.1	27.7	—	421.8
Health plan claims expense	—	—	—	35.6	286.9	(25.5)	297.0
Purchased services	—	—	—	126.6	14.6	—	141.2
Provision for doubtful accounts	—	—	—	169.2	6.0	—	175.2
Other operating expenses	0.2	—	—	171.2	25.4	(0.4)	196.4
Rents and leases	—	—	—	30.8	6.6	—	37.4
Depreciation and amortization	—	—	—	104.1	14.5	—	118.6
Interest, net	—	119.5	17.7	(8.2)	(5.2)	—	123.8
Management fees	—	—	—	(8.2)	8.2	—	—
Impairment loss	—	—	—	120.1	3.7	—	123.8
Other	—	—	—	0.2	—	—	0.2

Total costs and expenses	1.4	119.5	17.7	2,122.1	468.5	(25.9)	2,703.3

Income (loss) from continuing operations before income taxes	(1.4)	(119.5)	(17.7)	(11.7)	27.7	—	(122.6)
Income tax expense (benefit)	(11.6)	—	—	—	2.1	(2.1)	(11.6)
Equity in earnings of subsidiaries	(142.9)	—	—	—	—	142.9	—

Income (loss) from continuing operations	(132.7)	(119.5)	(17.7)	(11.7)	25.6	145.0	(111.0)
Loss from discontinued operations, net of taxes	—	—	—	(6.0)	(13.1)	—	(19.1)

Net income (loss)	(132.7)	(119.5)	(17.7)	(17.7)	12.5	145.0	(130.1)
Less: Net income attributable to non- controlling interests	—	—	—	(2.6)	—	—	(2.6)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(132.7)	$(119.5)	$(17.7)	$(20.3)	$12.5	$145.0	$(132.7)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations
For the year ended June 30, 2008

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

Patient service revenues	$—	$—	$—	$2,212.2	$150.8	$(22.5)	$2,340.5
Premium revenues	—	—	—	57.7	392.7	(0.2)	450.2

Total revenues	—	—	—	2,269.9	543.5	(22.7)	2,790.7
Salaries and benefits	2.5	—	—	1,068.7	81.5	—	1,152.7
Supplies	—	—	—	405.8	28.7	—	434.5
Health plan claims expense	—	—	—	35.8	314.9	(22.5)	328.2
Purchased services	—	—	—	136.5	13.0	—	149.5
Provision for doubtful accounts	—	—	—	196.9	8.7	—	205.6
Other operating expenses	0.2	—	—	182.4	32.1	(0.2)	214.5
Rents and leases	—	—	—	34.8	7.0	—	41.8
Depreciation and amortization	—	—	—	116.8	14.2	—	131.0
Interest, net	—	109.9	19.8	(9.3)	1.7	—	122.1
Management fees	—	—	—	(8.2)	8.2	—	—
Other	—	—	—	60.5	(54.0)	—	6.5

Total costs and expenses	2.7	109.9	19.8	2,220.7	456.0	(22.7)	2,786.4

Income (loss) from continuing operations before income taxes	(2.7)	(109.9)	(19.8)	49.2	87.5	—	4.3
Income tax expense (benefit)	1.7	—	—	—	13.4	(13.4)	1.7
Equity in earnings of subsidiaries	3.7	—	—	—	—	(3.7)	—

Income (loss) from continuing operations	(0.7)	(109.9)	(19.8)	49.2	74.1	9.7	2.6
Income (loss) from discontinued operations, net of taxes	—	—	—	2.9	(3.2)	—	(0.3)

Net income (loss)	(0.7)	(109.9)	(19.8)	52.1	70.9	9.7	2.3
Less: Net income attributable to non-controlling interests	—	—	—	(3.0)	—	—	(3.0)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(0.7)	$(109.9)	$(19.8)	$49.1	$70.9	$9.7	$(0.7)

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations
For the year ended June 30, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

Patient service revenues	$—	$—	$—	$2,373.8	$171.2	$(23.3)	$2,521.7
Premium revenues	—	—	—	60.2	618.0	(0.2)	678.0

Total revenues	—	—	—	2,434.0	789.2	(23.5)	3,199.7
Salaries and benefits	4.4	—	—	1,144.7	91.0	—	1,240.1
Supplies	—	—	—	423.7	32.6	—	456.3
Health plan claims expense	—	—	—	34.8	514.1	(23.3)	525.6
Purchased services	—	—	—	152.7	14.7	—	167.4
Provision for doubtful accounts	—	—	—	200.7	10.1	—	210.8
Other operating expenses	0.2	—	—	201.3	56.7	(0.2)	258.0
Rents and leases	—	—	—	36.5	7.0	—	43.5
Depreciation and amortization	—	—	—	116.4	14.2	—	130.6
Interest, net	—	93.8	22.1	(6.7)	2.4	—	111.6
Management fees	—	—	—	(14.1)	14.1	—	—
Impairment loss	—	—	—	6.2	—	—	6.2
Other	—	—	—	2.7	—	—	2.7

Total costs and expenses	4.6	93.8	22.1	2,298.9	756.9	(23.5)	3,152.8

Income (loss) from continuing operations before income taxes	(4.6)	(93.8)	(22.1)	135.1	32.3	—	46.9
Income tax expense (benefit)	16.0	—	—	—	9.4	(9.4)	16.0
Equity in earnings of subsidiaries	49.2	—	—	—	—	(49.2)	—

Income (loss) from continuing operations	28.6	(93.8)	(22.1)	135.1	22.9	(39.8)	30.9
Income from discontinued operations, net of taxes	—	—	—	0.6	0.3	—	0.9

Net income (loss)	28.6	(93.8)	(22.1)	135.7	23.2	(39.8)	31.8
Less: Net income attributable to non-controlling interests	—	—	—	(3.2)	—	—	(3.2)

Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$28.6	$(93.8)	$(22.1)	$132.5	$23.2	$(39.8)	$28.6

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the year ended June 30, 2007

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

Operating activities:
Net income (loss)	$(132.7)	$(119.5)	$(17.7)	$(17.7)	$12.5	$145.0	$(130.1)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Loss from discontinued operations	—	—	—	6.0	13.1	—	19.1
Depreciation and amortization	—	—	—	104.1	14.5	—	118.6
Provision for doubtful accounts	—	—	—	169.2	6.0	—	175.2
Deferred income taxes	(12.7)	—	—	—	—	—	(12.7)
Amortization of loan costs	—	4.3	0.2	—	—	—	4.5
Accretion of principal on senior discount notes	—	—	17.5	—	—	—	17.5
Gain on disposal of assets	—	—	—	(4.1)	—	—	(4.1)
Stock compensation	1.2	—	—	—	—	—	1.2
Impairment loss	—	—	—	120.1	3.7	—	123.8
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings of subsidiaries	142.9	—	—	—	—	(142.9)	—
Accounts receivable	—	—	—	(206.9)	2.9	—	(204.0)
Inventories	—	—	—	(2.9)	1.0	—	(1.9)
Prepaid expenses and other current assets	—	—	—	(28.5)	(1.5)	—	(30.0)
Accounts payable	—	—	—	11.2	(3.8)	—	7.4
Accrued expenses and other liabilities	1.3	0.1	—	61.0	(22.8)	(2.1)	37.5

Net cash provided by (used in) operating activities — continuing operations	—	(115.1)	—	211.5	25.6	—	122.0
Net cash provided by operating activities — discontinued operations	—	—	—	0.5	3.1	—	3.6

Net cash provided by (used in) operating activities	—	(115.1)	—	212.0	28.7	—	125.6
Investing activities:
Acquisitions	—	—	—	(0.2)	—	—	(0.2)
Capital expenditures	—	—	—	(153.3)	(11.0)	—	(164.3)
Proceeds from asset dispositions	—	—	—	9.5	—	—	9.5
Purchases of short-term investments	—	—	—	—	(120.0)	—	(120.0)
Sales of short-term investments	—	—	—	—	120.0	—	120.0
Other	—	—	—	1.8	0.2	—	2.0

Net cash used in investing activities — continuing operations	—	—	—	(142.2)	(10.8)	—	(153.0)
Net cash provided by (used in) operating activities — discontinued operations	—	—	—	36.3	(1.8)	—	34.5

Net cash used in investing activities	—	—	—	(105.9)	(12.6)	—	(118.5)
Financing activities:
Payments of long-term debt	—	(7.9)	—	—	(0.1)	—	(8.0)
Payments to retire stock, equity incentive units and stock options	—	—	—	(0.5)	—	—	(0.5)
Cash provided by (used in) intercompany activity	—	123.0	—	(130.3)	7.3	—	—
Exercise of stock options	—	—	—	0.2	—	—	0.2
Distributions paid to non-controlling interests	—	—	—	(2.3)	—	—	(2.3)

Net cash provided by (used in) financing activities	—	115.1	—	(132.9)	7.2	—	(10.6)

Net increase (decrease) in cash and cash equivalents	—	—	—	(26.8)	23.3	—	(3.5)
Cash and cash equivalents, beginning of period	—	—	—	38.5	85.1	—	123.6

Cash and cash equivalents, end of period	$—	$—	$—	$11.7	$108.4	$—	$120.1

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the year ended June 30, 2008

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

Operating activities:
Net income (loss)	$(0.7)	$(109.9)	$(19.8)	$52.1	$70.9	$9.7	$2.3
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Loss (income) from discontinued operations	—	—	—	(2.9)	3.2	—	0.3
Depreciation and amortization	—	—	—	116.8	14.2	—	131.0
Provision for doubtful accounts	—	—	—	196.9	8.7	—	205.6
Deferred income taxes	(2.2)	—	—	—	—	—	(2.2)
Amortization of loan costs	—	4.6	0.3	—	—	—	4.9
Accretion of principal on senior discount notes	—	—	19.5	—	—	—	19.5
Loss on disposal of assets	—	—	—	0.9	—	—	0.9
Stock compensation	2.5	—	—	—	—	—	2.5
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings of subsidiaries	(3.7)	—	—	—	—	3.7	—
Accounts receivable	—	—	—	(217.5)	(6.1)	—	(223.6)
Inventories	—	—	—	(4.3)	0.2	—	(4.1)
Prepaid expenses and other current assets	(4.5)	—	—	(17.6)	2.4	—	(19.7)
Accounts payable	—	—	—	5.6	6.6	—	12.2
Accrued expenses and other liabilities	4.9	(0.2)	—	75.5	(21.6)	(13.4)	45.2

Net cash provided by (used in) operating activities — continuing operations	(3.7)	(105.5)	—	205.5	78.5	—	174.8
Net cash provided by operating activities — discontinued operations	—	—	—	0.2	1.3	—	1.5

Net cash provided by (used in) operating activities	(3.7)	(105.5)	—	205.7	79.8	—	176.3
Investing activities:
Acquisitions	—	—	—	(0.2)	—	—	(0.2)
Capital expenditures	—	—	—	(118.1)	(3.5)	—	(121.6)
Purchases of marketable securities	—	—	—	—	(90.0)	—	(90.0)
Sales of marketable securities	—	—	—	—	63.7	—	63.7
Other	—	—	—	—	1.5	—	1.5

Net cash used in investing activities — continuing operations	—	—	—	(118.3)	(28.3)	—	(146.6)
Net cash provided by (used in) operating activities — discontinued operations	—	—	—	3.1	(0.3)	—	2.8

Net cash used in investing activities	—	—	—	(115.2)	(28.6)	—	(143.8)
Financing activities:
Payments of long-term debt	—	(7.8)	—	—	—	—	(7.8)
Payments to retire stock, equity incentive units and stock options	—	—	—	(0.2)	—	—	(0.2)
Cash provided by (used in) intercompany activity	3.7	113.3	—	(17.0)	(100.0)	—	—
Exercise of stock options	—	—	—	0.2	—	—	0.2
Distributions paid to non-controlling interests	—	—	—	(3.2)	—	—	(3.2)

Net cash provided by (used in) financing activities	3.7	105.5	—	(20.2)	(100.0)	—	(11.0)

Net increase (decrease) in cash and cash equivalents	—	—	—	70.3	(48.8)	—	21.5
Cash and cash equivalents, beginning of period	—	—	—	11.7	108.4	—	120.1

Cash and cash equivalents, end of period	$—	$—	$—	$82.0	$59.6	$—	$141.6

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the year ended June 30, 2009

		Issuers of	Issuers of	Guarantor	Combined		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Non-Guarantors	Eliminations	Consolidated
	(In millions)

Operating activities:
Net income (loss)	$28.6	$(93.8)	$(22.1)	$135.7	$23.2	$(39.8)	$31.8
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Income from discontinued operations	—	—	—	(0.6)	(0.3)	—	(0.9)
Depreciation and amortization	—	—	—	116.4	14.2	—	130.6
Provision for doubtful accounts	—	—	—	200.7	10.1	—	210.8
Deferred income taxes	5.6	—	—	—	—	—	5.6
Amortization of loan costs	—	5.1	0.3	—	—	—	5.4
Accretion of principal on senior discount notes	—	—	21.8	—	—	—	21.8
Gain on disposal of assets	—	—	—	(2.3)	—	—	(2.3)
Stock compensation	4.4	—	—	—	—	—	4.4
Impairment loss	—	—	—	6.2	—	—	6.2
Realized holding loss on investments	—	—	—	—	0.6	—	0.6
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings of subsidiaries	(49.2)	—	—	—	—	49.2	—
Accounts receivable	—	—	—	(182.2)	(3.0)	—	(185.2)
Inventories	—	—	—	0.8	0.2	—	1.0
Prepaid expenses and other current assets	—	—	—	7.6	(20.6)	—	(13.0)
Accounts payable	—	—	—	(24.6)	(2.7)	—	(27.3)
Accrued expenses and other liabilities	10.6	6.8	—	31.3	83.4	(9.4)	122.7

Net cash provided by (used in) operating activities — continuing operations	—	(81.9)	—	289.0	105.1	—	312.2
Net cash provided by operating activities — discontinued operations	—	—	—	0.6	0.3	—	0.9

Net cash provided by (used in) operating activities	—	(81.9)	—	289.6	105.4	—	313.1
Investing activities:
Acquisitions	—	—	—	(4.4)	—	—	(4.4)
Capital expenditures	—	—	—	(122.3)	(9.8)	—	(132.1)
Proceeds from asset dispositions	—	—	—	4.9	—	—	4.9
Other	—	—	—	(1.7)	(0.3)	—	(2.0)

Net cash used in investing activities	—	—	—	(123.5)	(10.1)	—	(133.6)
Financing activities:
Payments of long-term debt	—	(7.8)	—	—	—	—	(7.8)
Payments to retire stock, equity incentive units and stock options	—	—	—	(0.2)	—	—	(0.2)
Cash provided by (used in) intercompany activity	—	89.7	—	(74.7)	(15.0)	—	—
Distributions paid to non-controlling interests	—	—	—	(4.9)	—	—	(4.9)

Net cash provided by (used in) financing activities	—	81.9	—	(79.8)	(15.0)	—	(12.9)

Net increase in cash and cash equivalents	—	—	—	86.3	80.3	—	166.6
Cash and cash equivalents, beginning of period	—	—	—	82.0	59.6	—	141.6

Cash and cash equivalents, end of period	$—	$—	$—	$168.3	$139.9	$—	$308.2

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes

Significant components of income tax expense/benefit attributable to continuing operations are as follows (in millions):

	2007	2008	2009

Current:
Federal	$0.9	$1.5	$8.2
State	0.1	2.4	2.2

	1.0	3.9	10.4
Deferred:
Federal	(13.7)	(1.2)	7.9
State	(4.8)	(8.6)	(1.0)

	(18.5)	(9.8)	6.9
Change in valuation allowance	5.9	7.6	(1.3)

Total	$(11.6)	$1.7	$16.0

The following table presents the income taxes associated with continuing operations and discontinued operations as reflected in the accompanying consolidated statements of operations (in millions).

	2007	2008	2009

Continuing operations	$(11.6)	$1.7	$16.0
Discontinued operations	(9.5)	(0.2)	0.6

Total	$(21.1)	$1.5	$16.6

The increases in the valuation allowance during all three years presented result from state net operating loss carryforwards that may not ultimately be utilized because of the uncertainty regarding Vanguard’s ability to generate taxable income in certain states. The effective income tax rate differed from the federal statutory rate for the years ended June 30, 2007, 2008 and 2009 as follows:

	2007	2008	2009

Income tax expense at federal statutory rate	35.0%	35.0%	35.0%
Income tax expense at state statutory rate	3.6	(564.6)	0.9
Nondeductible expenses and other	(0.6)	44.0	3.6
Change in valuation allowance	(4.7)	616.4	(2.9)
Book income of consolidated partnerships attributable to non-controlling interests	0.2	(91.3)	(2.5)
Nondeductible impairment loss	(24.0)	—	—

Effective income tax rate	9.5%	39.5%	34.1%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purposes. Significant components of Vanguard’s deferred tax assets and liabilities as of June 30, 2008 and 2009, were as follows (in millions):

	2008	2009

Deferred tax assets:
Net operating loss carryover	$69.7	$33.7
Excess tax basis over book basis of accounts receivable	8.2	10.2
Accrued expenses and other	24.7	42.2
Deferred loan costs	2.3	1.4
Professional and general liabilities reserves	16.4	21.6
Health plan claims, workers compensation and employee health reserves	9.4	13.7
Alternative minimum tax credit and other credits	3.4	—
Deferred interest expense	—	30.9

Total deferred tax assets	134.1	153.7
Valuation allowance	(29.9)	(28.6)

Total deferred tax assets, net of valuation allowance	104.2	125.1
Deferred tax liabilities:
Depreciation, amortization and fixed assets basis differences	29.3	33.1
Excess book basis over tax basis of prepaid assets and other	8.0	24.4

Total deferred tax liabilities	37.3	57.5

Net deferred tax assets and liabilities	$66.9	$67.6

Net non-current deferred tax assets of $42.4 million and $38.0 million as of June 30, 2008 and 2009, respectively, are included in the accompanying consolidated balance sheets in other assets. Net current deferred tax assets were $24.5 million and $29.6 million as of June 30, 2008 and 2009, respectively.

As of June 30, 2009, Vanguard had generated net operating loss (“NOL”) carryforwards for federal income tax purposes and state income tax purposes of approximately $9.0 million and $560.0 million, respectively. The significant decrease in the federal income tax NOL carryforward from $107.0 million as of June 30, 2008 to $9.0 million as of June 30, 2009 and the related $30.9 million deferred tax asset recognized during fiscal 2009 is primarily due to certain interest deductions that Vanguard determined will not be deductible until paid. The federal and state NOL carryforwards expire from 2020 to 2027 and 2010 to 2028, respectively. Approximately $2.5 million of these NOLs are subject to annual limitations for federal purposes. These limitations are not expected to significantly affect Vanguard’s ability to ultimately recognize the benefit of these NOLs in future years.

Accounting for Uncertainty in Income Taxes

Vanguard recorded a $0.4 million net liability for unrecognized tax benefits, accrued interest and penalties upon the adoption of new guidance related to accounting for uncertainty in income taxes on July 1, 2007.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes the total changes in unrecognized tax benefits during the years ended June 30, 2008 and 2009 (in millions).

Balance at July 1, 2007	$0.4
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	0.2
Reductions for tax positions of prior years	—
Settlements	—

Balance at June 30, 2008	$0.6
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	2.9
Reductions for tax positions of prior years	(0.3)
Settlements	—

Balance at June 30, 2009	$3.2

The $3.2 million balance as of June 30, 2009 of unrecognized tax benefits would impact the effective tax rate if recognized.

Interest incurred on an underpayment of income taxes, when the tax law required interest to be paid, and penalties, when a tax position does not meet the minimum statutory threshold to avoid payment of penalties, may be classified in income taxes, interest expense or another appropriate expense classification based on the accounting policy election of the company. Vanguard has elected to classify interest and penalties related to the unrecognized tax benefits as a component of income tax expense. During the years ended June 30, 2008 and 2009, Vanguard recognized approximately $20,000 and $40,000, respectively, of such interest and penalties.

$2.6 million of the current year increase in the liability for uncertainty in income taxes was formerly accounted for as a reduction in Vanguard’s net operating loss carryforward deferred tax asset. This amount is now accounted for as a tax liability due to Vanguard utilizing its federal net operating loss carryforward during the period.

Vanguard’s U.S. federal income tax returns for tax years 2005 and beyond remain subject to examination by the Internal Revenue Service.

11.	Stockholders’ Equity

Vanguard has the authority to issue 1,000,000 shares of common stock, par value $.01 per share.

Common Stock of Vanguard and Class A Membership Units of Holdings

In connection with the Blackstone merger, Blackstone, Morgan Stanley Capital Partners and its affiliates (collectively, “MSCP”), management and other investors purchased $624.0 million of Class A Membership Units of Holdings. Holdings then invested the $624.0 million in the common stock of Vanguard, and in addition Blackstone invested $125.0 million directly in the common stock of Vanguard. In February 2005, other investors purchased approximately $0.6 million of Class A membership units of Holdings. Holdings then invested the $0.6 million in the common stock of Vanguard.

Equity Incentive Membership Units of Holdings

In connection with the Blackstone merger, certain members of senior management purchased Class B, Class C and Class D membership units in Holdings (collectively the “equity incentive units”) for

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $5.7 million pursuant to the Amended and Restated Limited Liability Company Operating Agreement of Holdings dated September 23, 2004 (“LLC Agreement”). Vanguard determined the value of the equity incentive units by utilizing appraisal information. The Class B and D units vest 20% on each of the first five anniversaries of the purchase date, while the Class C units vest on the eighth anniversary of the purchase date subject to accelerated vesting upon the occurrence of a sale by Blackstone of at least 25% of its Class A units at a price per unit exceeding 2.5 times the per unit price paid on September 23, 2004. Upon a change of control (as defined in the LLC Agreement), all Class B and D units fully vest, and Class C units fully vest if the change in control constitutes a liquidity event (as defined in the LLC Agreement). In exchange for a cash payment of $5.7 million, Vanguard issued to Holdings 83,890 warrants with an exercise price of $1,000 per share and 35,952 warrants with an exercise price of $3,000 per share to purchase Vanguard’s common stock. The warrants may be exercised at any time. Vanguard reserved 119,842 shares of its common stock to be issued upon exercise of the warrants.

During the years ended June 30, 2007, 2008 and 2009, Vanguard and Holdings repurchased a total of 7,491 outstanding equity incentive units from former executive officers for approximately $0.4 million. The purchase price for unvested units was based upon the lower of cost or fair market value (determined by an independent appraisal) or the lower of cost or fair market value less a 25% discount, as set forth in the LLC Agreement. The purchase price for vested units was fair market value or fair market value less a 25% discount.

Put and Call Features of Acquisition Subsidiary Stock

For a period of 30 days commencing June 1, 2007 and each June 1 thereafter, University of Chicago Hospitals (“UCH”) has the right to require Vanguard to purchase its shares in the subsidiary that acquired Louis A. Weiss Memorial Hospital for a purchase price equal to four times the acquisition subsidiary’s Adjusted EBITDA (as defined in the stockholders agreement between the parties) for the most recent 12 months of operations less all indebtedness of the acquisition subsidiary (including capital leases) at such time, multiplied by UCH’s percentage interest in the acquisition subsidiary on the date of purchase. Similarly, during the same 30-day periods, Vanguard has the right to require UCH to sell to it UCH’s shares in the acquisition subsidiary for a purchase price equal to the greater of (i) six times the acquisition subsidiary’s Adjusted EBITDA (as defined in the stockholders agreement among the parties) for the most recent 12 months of operations less all indebtedness of the acquisition subsidiary (including capital leases) at such time, times UCH’s percentage interest in the acquisition subsidiary on the date of purchase, and (ii) the price paid by UCH for its interest in the acquisition subsidiary minus dividends or other distributions to UCH in respect of that interest.

12.	Comprehensive Income (Loss)

Comprehensive income consists of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income refers to revenues, expenses, gains and losses that are recorded as an element of equity but are excluded from net income. The following table presents the components of comprehensive income (loss) for the years ended June 30, 2007, 2008 and 2009 (in millions).

	June 30,	June 30	June 30
	2007	2008	2009

Net income (loss)	$(130.1)	$2.3	$31.8
Change in fair value of interest rate swap	—	4.6	(11.5)
Change in unrealized holding losses on auction rate securities	—	—	(4.1)
Change in income tax (expense) benefit	—	(1.8)	6.0

Comprehensive income (loss)	$(130.1)	$5.1	$22.2

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of accumulated other comprehensive income (loss) as of June 30, 2008 and June 30, 2009 are as follows (in millions).

	June 30,	June 30,
	2008	2009

Fair value of interest rate swap	$4.6	$(6.9)
Unrealized holding loss on investments in auction rate securities	—	(4.1)
Income tax (expense) benefit	(1.8)	4.2

Accumulated other comprehensive income (loss)	$2.8	$(6.8)

13.	Stock Based Compensation

As previously discussed, Vanguard used the minimum value pricing model to determine stock compensation costs related to stock option grants prior to July 1, 2006. On July 1, 2006, Vanguard adopted new guidance, to account for stock option grants subsequent to July 1, 2006 using a Black-Scholes pricing model. Vanguard adopted this guidance on a prospective basis. During fiscal years 2007, 2008 and 2009, Vanguard incurred stock compensation of $1.2 million and $2.5 million and $4.4 million, respectively, related to grants under its 2004 Stock Incentive Plan.

2004 Stock Incentive Plan

After the Blackstone merger, Vanguard adopted the 2004 Stock Incentive Plan (“the 2004 Option Plan”). As of June 30, 2009, the 2004 Option Plan, as amended, allows for the issuance of up to 105,611 options to purchase common stock of Vanguard to its employees, members of its board of directors or other service providers of Vanguard or any of its affiliates. The stock options may be granted as Liquidity Event Options, Time Options or Performance Options at the discretion of the Board. The Liquidity Event Options vest 100% at the eighth anniversary of the date of grant and have an exercise price per share as determined by the Board or a committee thereof. The Time Options vest 20% at each of the first five anniversaries of the date of grant and have an exercise price per share as determined by the Board or a committee thereof. The Performance Options vest 20% at each of the first five anniversaries of the date of grant and have an exercise price equal to $3,000 per share or as determined by the Board. The Time Options and Performance Options immediately vest upon a change of control, while the Liquidity Event Options immediately vest only upon a qualifying Liquidity Event, as defined in the Plan Document. As of June 30, 2009, 102,455 options were outstanding under the 2004 Option Plan, as amended.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables summarize options transactions during the years ended June 30, 2007, 2008 and 2009.

	2004 Stock Incentive Plan
		Wtd Avg
	# of	Exercise
	Options	Price

Options outstanding at June 30, 2006	70,657	$1,644.12
Options granted	10,110	1,715.06
Options exercised	(195)	1,000.00
Options cancelled	(14,998)	1,624.81

Options outstanding at June 30, 2007	65,574	1,661.39
Options granted	30,583	1,611.90
Options exercised	(168)	1,038.49
Options cancelled	(7,291)	1,667.85

Options outstanding at June 30, 2008	88,698	1,644.97
Options granted	17,341	1,634.36
Options exercised	—	—
Options cancelled	(3,584)	1,648.93

Options outstanding at June 30, 2009	102,455	$1,643.04

Options available for grant at June 30, 2009	2,652	$1,640.19

Options exercisable at June 30, 2009	27,436	$1,960.02

The following table provides information relating to the 2004 Option Plan during each period presented.

	Year Ended June 30,
	2007	2008	2009

Weighted average fair value of options granted during each year	$590.70	$408.59	$315.20
Intrinsic value of options exercised during each year (in millions)	$0.1	$0.1	$—
Fair value of outstanding options that vested during each year (in millions)	$1.0	$1.2	$1.6

The following table sets forth certain information regarding vested options at June 30, 2009, options expected to vest subsequent to June 30, 2009 and the total options expected to vest over the life of all options granted.

		Additional
		Expected	Total
	Currently	to	Expected
	Vested	Vest	to Vest

Number of options at June 30, 2009	27,436	54,584	82,020
Weighted average exercise price	$1,960.02	$1,192.32	$1,449.12
Aggregate intrinsic value at June 30, 2009 (in millions)	$5.9	$13.4	$19.2
Weighted average remaining contractual term	6.43 years	7.5 years	7.1 years

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Defined Contribution Plan

Effective June 1, 1998, Vanguard adopted its defined contribution employee benefit plan, the Vanguard 401(k) Retirement Savings Plan (the “401(k) Plan”). The 401(k) Plan is a multiple employer defined contribution plan whereby employees who are age 21 or older are eligible to participate.

The 401(k) Plan allows eligible employees to make contributions of 2% to 20% of their annual compensation. Employer matching contributions, which vary by employer, vest 20% after two years of service and continue vesting at 20% per year until fully vested. For purposes of determining vesting percentages in the 401(k) Plan, many employees received credit for years of service with their respective predecessor companies. Vanguard’s matching expense for the years ended June 30, 2007, 2008 and 2009 was approximately $13.8 million, $14.5 million and $15.7 million, respectively.

15.	Leases

Vanguard leases certain real estate properties and equipment under operating leases having various expiration dates. Future minimum operating lease payments under non-cancelable leases for each fiscal year presented below are approximately as follows (in millions).

Operating
Leases

2010	$30.4
2011	25.8
2012	22.3
2013	17.8
2014	14.4
Thereafter	42.3

Total minimum lease payments	$153.0

During the years ended June 30, 2007, 2008 and 2009, rent expense was approximately $37.4 million, $41.8 million and $43.5 million, respectively.

16.	Contingencies and Healthcare Regulation

Contingencies

Vanguard is presently, and from time to time, subject to various claims and lawsuits arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters is not expected to have a material adverse effect on Vanguard’s financial position or results of operations.

Professional and General Liability Insurance

Given the nature of its operating environment, Vanguard is subject to professional and general liability claims and related lawsuits in the ordinary course of business. For professional and general liability claims incurred from June 1, 2002 to May 31, 2006, Vanguard’s wholly owned captive subsidiary insured its risks at a $10.0 million retention level. For claims incurred from June 1, 2006 to June 30, 2009, Vanguard self-insured the first $9.0 million per claim, and the captive subsidiary insured the next $1.0 million per claim. Vanguard’s captive subsidiary maintains excess coverage from independent third party insurers on a claims-made basis for individual claims exceeding $10.0 million up to $75.0 million, but limited to total annual payments of $65.0 million in the aggregate. In April 2009, a jury awarded damages to the plaintiff in a professional liability case against one of Vanguard’s hospitals in the amount of approximately $14.9 million, which exceeded Vanguard’s captive subsidiary’s $10.0 million self insured limit. Based upon this verdict,

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard increased its professional and general liability reserve for the year ended June 30, 2009, by the excess of the verdict amount over its previously established case reserve estimate and recorded a receivable from its captive subsidiary’s third party excess carrier for that portion exceeding $10.0 million. Vanguard then reduced this receivable by the additional premium due to the excess carrier under Vanguard’s retrospectively rated insurance policy for that particular policy year. Vanguard has appealed this verdict since most of the verdict represented non-economic damages like pain and suffering, but can not predict whether or not the verdict will be reduced upon appeal at this time.

Governmental Regulation

Laws and regulations governing the Medicare, Medicaid and other federal healthcare programs are complex and subject to interpretation. Vanguard’s management believes that it is in compliance with all applicable laws and regulations in all material respects. However, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs. Vanguard is not aware of any material regulatory proceeding or investigation underway or threatened involving allegations of potential wrongdoing.

Reimbursement

Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of Vanguard’s management, adequate provision has been made for any adjustments that may result from such reviews.

Laws and regulations governing the Medicare and Medicaid and other federal healthcare programs are complex and subject to interpretation. Vanguard’s management believes that it is in compliance with all applicable laws and regulations in all material respects and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing related to Medicare and Medicaid programs. While no such regulatory inquiries have been made, Vanguard’s compliance with such laws and regulations is subject to future government review and interpretation. Non-compliance with such laws and regulations could result in significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs.

Acquisitions

Vanguard has acquired and may continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although Vanguard institutes policies designed to conform practices to its standards following the completion of its acquisitions, there can be no assurance that it will not become liable for past activities of prior owners that may later be asserted to be improper by private plaintiffs or government agencies. Although Vanguard generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Employment-Related Agreements

Effective June 1, 1998, Vanguard executed employment agreements with three of its current senior executive officers. Vanguard executed an employment agreement with a fourth current senior executive officer on September 1, 1999. The employment agreements were amended on September 23, 2004 to extend the term of each employment agreement another 5 years and to provide that the Blackstone merger did not constitute a change of control, as defined in the agreements. On November 15, 2007, Vanguard entered into written

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employment agreements with two other executive officers for terms expiring on November 15, 2012. The employment agreements will renew automatically for additional one-year periods, unless terminated by Vanguard or the executive officer. The employment agreements provide, among other things, for minimum salary levels, for participation in bonus plans, and for amounts to be paid as liquidated damages in the event of a change in control or termination by Vanguard without cause.

Vanguard has executed severance protection agreements (“severance agreements”) between Vanguard and each of its other officers who do not have employment agreements. The severance agreements are automatically extended for successive one year terms at the discretion of Vanguard unless a change in control occurs, as defined in the severance agreement, at which time the severance agreement continues in effect for a period of not less than three years beyond the date of such event. Vanguard may be obligated to pay severance payments as set forth in the severance agreements in the event of a change in control and the termination of the executive’s employment of Vanguard.

Guarantees

Physician Guarantees

In the normal course of its business, Vanguard enters into physician relocation agreements under which it guarantees minimum monthly income, revenues or collections or guarantees reimbursement of expenses up to maximum limits to physicians during a specified period of time (typically, 12 months to 24 months). In return for the guarantee payments, the physicians are required to practice in the community for a stated period of time (typically, 3 to 4 years) or else return the guarantee payments to Vanguard. Vanguard records a liability at fair value for all guarantees entered into on or after January 1, 2006. Vanguard determines this liability and an offsetting intangible asset by calculating an estimate of expected payments to be made over the guarantee period. Vanguard reduces the liability as it makes guarantee payments and amortizes the intangible asset over the term of the physicians’ relocation agreements. Vanguard also estimates the fair value of liabilities and offsetting intangible assets related to payment guarantees for physician service agreements for which no repayment provisions exist. As of June 30, 2009, Vanguard had a net intangible asset of $8.4 million and a remaining liability of $3.0 million related to these physician income and service guarantees. The maximum amount of Vanguard’s unpaid physician income and service guarantees as of June 30, 2009 was approximately $5.1 million.

Other Guarantees

As part of its contract with the Arizona Health Care Cost Containment System, one of Vanguard’s health plans, Phoenix Health Plan, is required to maintain a performance guarantee, the amount of which is based upon Plan membership and capitation premiums received. As of June 30, 2009, Vanguard maintained this performance guarantee in the form of $40.0 million of surety bonds with independent third party insurers collateralized by letters of credit of approximately $5.0 million. These surety bonds expire on September 30, 2009.

17.	Related Party Transactions

Pursuant to the Blackstone merger agreement, Vanguard entered into a transaction and monitoring fee agreement with Blackstone and Metalmark Subadvisor LLC (“Metalmark SA”), which is an affiliate of Metalmark Capital LLC, which has shared voting or investment power in Holdings’ units owned by the MSCP Funds. Under the terms of the agreement, Vanguard agreed to pay Blackstone and Metalmark SA an annual monitoring fee of $4.0 million and $1.2 million, respectively, plus out of pocket expenses. The monitoring fee represents compensation to Blackstone and Metalmark SA for their advisory and consulting services with respect to financing transactions, strategic decisions, dispositions or acquisitions of assets and other Vanguard affairs from time to time. Blackstone also has the option under the agreement to elect at any time in

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anticipation of a change in control or initial public offering to require Vanguard to pay both Blackstone and Metalmark SA a lump sum monitoring fee, calculated as the net present value of future annual monitoring fees assuming a remaining ten-year payment period, in lieu of the remaining annual monitoring fee payments. If Blackstone chooses a lump sum payment, Metalmark SA is entitled to receive not less than 15% of the sum of the initial $20.0 million Blackstone transaction fee and the cumulative monitoring fees and lump sum monitoring fee paid to Blackstone less the cumulative aggregate monitoring fees paid to Metalmark SA to date. During the years ended 2007 and 2009, Vanguard paid $4.0 million and $1.2 million in monitoring fees to Blackstone and Metalmark SA, respectively. During fiscal 2008, Vanguard paid approximately $5.2 million and $1.2 million in monitoring fees and expenses to Blackstone and Metalmark SA, respectively.

Blackstone and Metalmark SA have the ability to control Vanguard’s policies and operations, and their interests may not in all cases be aligned with Vanguard’s interests. Vanguard also conducts business with other entities controlled by Blackstone or Metalmark SA. Vanguard’s results of operations could be materially different as a result of Blackstone and Metalmark SA’s control than such results would be if Vanguard were autonomous.

Effective July 1, 2008, Vanguard entered into an Employer Health Program Agreement with Equity Healthcare LLC (“Equity Healthcare”), which is an affiliate of Blackstone. Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Equity Healthcare receives from Vanguard a fee of $2 per employee per month (“PEPM Fee”). As of June 30, 2009, Vanguard has approximately 11,750 employees enrolled in these health and welfare benefit plans.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Segment Information

Vanguard’s acute care hospitals and related healthcare businesses are similar in their activities and economic environments in which they operate (i.e. urban markets). Accordingly, Vanguard’s reportable operating segments consist of 1) acute care hospitals and related healthcare businesses, collectively, and 2) health plans consisting of MacNeal Health Providers, a contracting entity for MacNeal Hospital and Weiss Memorial Hospital in the metropolitan Chicago area, Phoenix Health Plan, a Medicaid managed health plan operating in Arizona, and Abrazo Advantage Health Plan, a Medicare and Medicaid dual eligible managed health plan operating in Arizona. The following tables provide financial information by business segment for the years ended June 30, 2007, 2008 and 2009.

	For the Year Ended June 30, 2007
		Acute Care
	Health Plans	Services	Eliminations	Consolidated
		(In millions)

Patient service revenues(1)	$—	$2,179.3	$—	$2,179.3
Capitation premiums	401.4	—	—	401.4
Inter-segment revenues	—	34.2	(34.2)	—

Total revenues	401.4	2,213.5	(34.2)	2,580.7
Salaries and benefits (excludes stock compensation of $1.2 million)	14.7	1,052.0	—	1,066.7
Supplies	0.2	421.6	—	421.8
Health plan claims expense(1)	297.0	—	—	297.0
Provision for doubtful accounts	—	175.2	—	175.2
Other operating expenses — external	27.3	347.7	—	375.0
Operating expenses — inter-segment	34.2	—	(34.2)	—

Total operating expenses	373.4	1,996.5	(34.2)	2,335.7

Segment EBITDA(2)	28.0	217.0	—	245.0
Depreciation and amortization	4.3	114.3	—	118.6
Interest, net	(5.8)	129.6	—	123.8
Equity method income	—	(0.9)	—	(0.9)
Stock compensation	—	1.2	—	1.2
Gain on disposal of assets	—	(4.1)	—	(4.1)
Impairment loss	—	123.8	—	123.8
Monitoring fees and expenses	—	5.2	—	5.2

Income (loss) from continuing operations before income taxes	$29.5	$(152.1)	$—	$(122.6)

Segment assets	$197.3	$2,340.8	$—	$2,538.1

Capital expenditures	$0.2	$164.1	$—	$164.3

(1)	Vanguard eliminates in consolidation those patient service revenues earned by its hospitals and related healthcare facilities attributable to services provided to enrollees in its owned health plans and also eliminates the corresponding medical claims expenses incurred by the health plans for those services.

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(2)	Segment EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, equity method income or loss, stock compensation, debt extinguishment costs, gain or loss on disposal of assets, monitoring fees and expenses, impairment loss, realized loss on investments, discontinued operations and non-controlling interests. Management uses Segment EBITDA to measure performance for Vanguard’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of Vanguard’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of Vanguard’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of Vanguard. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

	For the Year Ended June 30, 2008
		Acute Care
	Health Plans	Services	Eliminations	Consolidated
		(In millions)

Patient service revenues(1)	$—	$2,340.5	$—	$2,340.5
Capitation premiums	450.2	—	—	450.2
Inter-segment revenues	—	31.2	(31.2)	—

Total revenues	450.2	2,371.7	(31.2)	2,790.7
Salaries and benefits (excludes stock compensation of $2.5 million)	16.0	1,134.2	—	1,150.2
Supplies	0.2	434.3	—	434.5
Health plan claims expense(1)	328.2	—	—	328.2
Provision for doubtful accounts	—	205.6	—	205.6
Other operating expenses — external	29.9	375.9	—	405.8
Operating expenses — inter-segment	31.2	—	(31.2)	—

Total operating expenses	405.5	2,150.0	(31.2)	2,524.3

Segment EBITDA(2)	44.7	221.7	—	266.4
Depreciation and amortization	4.2	126.8	—	131.0
Interest, net	(4.5)	126.6	—	122.1
Equity method income	—	(0.7)	—	(0.7)
Stock compensation	—	2.5	—	2.5
Loss on disposal of assets	—	0.9	—	0.9
Monitoring fees and expenses	—	6.3	—	6.3

Income (loss) from continuing operations before income taxes	$45.0	$(40.7)	$—	$4.3

Segment assets	$181.5	$2,400.8	$—	$2,582.3

Capital expenditures	$0.6	$121.0	$—	$121.6

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(1)	Vanguard eliminates in consolidation those patient service revenues earned by its hospitals and related healthcare facilities attributable to services provided to enrollees in its owned health plans and also eliminates the corresponding medical claims expenses incurred by the health plans for those services.

(2)	Segment EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, equity method income or loss, stock compensation, debt extinguishment costs, gain or loss on disposal of assets, monitoring fees and expenses, impairment loss, realized loss on investments, discontinued operations and non-controlling interests. Management uses Segment EBITDA to measure performance for Vanguard’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of Vanguard’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of Vanguard’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of Vanguard. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended June 30, 2009
		Acute Care
	Health Plans	Services	Eliminations	Consolidated
		(In millions)

Patient service revenues(1)	$—	$2,521.7	$—	$2,521.7
Capitation premiums	678.0	—	—	678.0
Inter-segment revenues	—	34.0	(34.0)	—

Total revenues	678.0	2,555.7	(34.0)	3,199.7
Salaries and benefits (excludes stock compensation of $4.4 million)	30.6	1,205.1	—	1,235.7
Supplies	0.3	456.0	—	456.3
Health plan claims expense(1)	525.6	—	—	525.6
Provision for doubtful accounts	—	210.8	—	210.8
Other operating expenses — external	36.4	432.5	—	468.9
Operating expenses — inter-segment	34.0	—	(34.0)	—

Total operating expenses	626.9	2,304.4	(34.0)	2,897.3

Segment EBITDA(2)	51.1	251.3	—	302.4
Depreciation and amortization	4.1	126.5	—	130.6
Interest, net	(0.6)	112.2	—	111.6
Equity method income	—	(0.8)	—	(0.8)
Stock compensation	—	4.4	—	4.4
Gain on disposal of assets	—	(2.3)	—	(2.3)
Monitoring fees and expenses	—	5.2	—	5.2
Realized loss on investments	—	0.6	—	0.6
Impairment loss	—	6.2	—	6.2

Income (loss) from continuing operations before income taxes	$47.6	$(0.7)	$—	$46.9

Segment assets	$250.3	$2,480.8	$—	$2,731.1

Capital expenditures	$1.7	$130.4	$—	$132.1

(1)	Vanguard eliminates in consolidation those patient service revenues earned by its hospitals and related healthcare facilities attributable to services provided to enrollees in its owned health plans and also eliminates the corresponding medical claims expenses incurred by the health plans for those services.

(2)	Segment EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, equity method income or loss, stock compensation, debt extinguishment costs, gain or loss on disposal of assets, monitoring fees and expenses, impairment loss, realized loss on investments, discontinued operations and non-controlling interests. Management uses Segment EBITDA to measure performance for Vanguard’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of Vanguard’s segments. Management believes that Segment EBITDA

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provides useful information about the financial performance of Vanguard’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of Vanguard. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

19.	Unaudited Quarterly Operating Results

The following table presents summarized unaudited quarterly results of operations for the fiscal years ended June 30, 2008 and 2009. Management believes that all necessary adjustments have been included in the amounts stated below for a fair presentation of the results of operations for the periods presented when read in conjunction with Vanguard’s consolidated financial statements for the fiscal years ended June 30, 2008 and 2009. Results of operations for a particular quarter are not necessarily indicative of results of operations for an annual period and are not predictive of future periods (in millions).

	September 30,	December 31,	March 31,	June 30,
	2007	2007	2008	2008

Total revenues	$662.5	$686.0	$725.6	$716.6
Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$(6.9)	$0.5	$6.5	$(0.8)

	September 30,	December 31,	March 31,	June 30,
	2008	2008	2009	2009

Total revenues	$719.0	$792.6	$858.0	$830.1
Net income attributable to Vanguard Health Systems, Inc. stockholders	$0.9	$10.1	$15.8	$1.8

20.	Subsequent Events (unaudited)

On March 19, 2010, Vanguard announced that it had entered into a non-binding letter of intent with Detroit Medical Center (“DMC”), which owns and operates eight hospitals in and around Detroit, Michigan with 1,734 licensed beds, including Children’s Hospital of Michigan, Detroit Receiving Hospital, Harper University Hospital, Huron Valley-Sinai Hospital, Hutzel Women’s Hospital, Rehabilitation Institute of Michigan, Sinai-Grace Hospital and DMC Surgery Hospital.

Under the letter of intent, Vanguard will acquire all of DMC’s assets (other than donor restricted assets) and assume all of its liabilities (other than its outstanding bonds and similar debt) for $417.0 million in cash, which will be used to repay or defease all of such non-assumed debt. The $417.0 million cash payment represents Vanguard’s full cash funding obligations to DMC in order to close the transaction, except for Vanguard’s assumption or payment of DMC’s usual and customary transaction expenses. The assumed liabilities include a pension liability under a “frozen” defined benefit pension plan of DMC currently estimated at $184 million that Vanguard anticipates it will fund over seven years based upon current actuarial assumptions and estimates, as adjusted periodically by actuaries. Vanguard will also commit to spend $500.0 million in capital expenditures in the DMC facilities during the five years subsequent to closing of the transaction, which amount relates to a specific project list agreed to between the DMC board of directors and Vanguard. In addition, Vanguard will commit to spend $350.0 million during this five-year period relating to the routine capital needs of the DMC facilities.

The non-binding letter of intent extends through June 1, 2010, at which time the parties are required to have completed a mutually acceptable binding definitive acquisition agreement. If the definitive agreement

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is not completed by June 1, 2010, the letter of intent will terminate unless extended mutually by DMC and Vanguard. The execution of the definitive agreement is subject to satisfactory completion of Vanguard’s due diligence with regards to the operations, assets and liabilities of DMC and the approval of the boards of directors of both DMC and Vanguard. The definitive agreement will provide that the closing of this proposed transaction will be subject to (i) the receipt by the parties of all governmental regulatory approvals, permits and licenses necessary to have been received as of the closing; (ii) city, county and state approval of a Wayne County Michigan Renaissance Zone that would provide significant long-term local and state tax incentives and would encompass an area that includes DMC’s central campus; and (iii) other conditions to closing to be negotiated by the parties and set forth in the definitive agreement. Vanguard cannot give any assurance that the acquisition will be completed as currently planned or at all.

In January 2010, Vanguard determined that the remaining $43.1 million of goodwill associated with its two Chicago hospitals was impaired based upon an interim goodwill impairment test. Vanguard’s Chicago hospitals have experienced deteriorating economic factors that have negatively impacted their results of operations and cash flows. After having an opportunity to evaluate the operating results of the Chicago hospitals for the first six months of fiscal year 2010 and to reassess the market trends and economic factors, Vanguard concluded that it was unlikely that previously projected future cash flows for these hospitals would be achieved. Vanguard performed an interim goodwill impairment test for this reporting unit utilizing revised projected future cash flows, market participant data and appraisal information and determined that all of the goodwill related to this reporting unit was impaired. Vanguard recorded the $43.1 million ($31.8 million, net of taxes) non-cash impairment loss in its condensed consolidated statement of operations for the quarter ended December 31, 2009.

In January 2010, Vanguard completed a comprehensive refinancing plan (the “Refinancing”). Under the Refinancing, certain of Vanguard’s subsidiaries entered into an $815.0 million senior secured term loan (the “2010 term loan facility”) and a $260.0 million revolving credit facility (the “2010 revolving facility” and together with the 2010 term loan facility, the “2010 credit facilities”). The 2010 term loan facility matures in January 2016 and will bear interest at a per annum rate equal to, at Vanguard’s option, LIBOR (subject to a floor of 1.50%) plus 3.50% or a base rate plus 2.50%. Upon the occurrence of certain events, Vanguard’s subsidiaries may request an incremental term loan facility to be added to the 2010 term loan facility to issue additional term loans in such amounts as Vanguard determines, subject to the receipt of commitments by existing lenders or other financing institutions for such amount of term loans and the satisfaction of certain other conditions. The 2010 revolving facility matures in January 2015, and Vanguard’s subsidiaries may seek to increase the borrowing availability under the 2010 revolving facility to an amount larger than $260.0 million, subject to the receipt of commitments by existing lenders or other financial institutions for such increased revolving facility and the satisfaction of other conditions. Any future borrowings under the 2010 revolving facility will bear interest at a per annum rate equal to, at Vanguard’s option, LIBOR plus 3.50% or a base rate plus 2.50%, both of which are subject to a 0.25% decrease dependent upon Vanguard’s consolidated leverage ratio. Vanguard may utilize the 2010 revolving facility to issue up to $100.0 million of letters of credit ($30.2 million of which were outstanding as of the date of the Refinancing). The 2010 credit facilities contain numerous covenants that restrict Vanguard or its subsidiaries from completing certain transactions and also include limitations on capital expenditures, a minimum interest coverage ratio requirement and a maximum leverage ratio requirement. Vanguard’s first test period to comply with these covenants is June 30, 2010.

As part of the Refinancing, certain of Vanguard’s subsidiaries issued $950.0 million aggregate amount at maturity ($936.3 million cash proceeds) of 8.0% senior unsecured notes due February 2018 (the “8.0% Notes”) in a private placement offering. The 8.0% Notes are redeemable, in whole or in part, at any time on or after February 1, 2014 at specified redemption prices. These subsidiaries may redeem up to 35% of the 8.0% Notes before February 1, 2013 with the net cash proceeds from certain equity offerings at a price equal to 108% plus accrued interest or some or all of the notes prior to February 1, 2014 at a redemption price equal to 100% plus accrued interest plus a make-whole premium.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The proceeds from the 2010 credit facilities, the issuance of the 8.0% Notes and available cash were used to repay the $764.2 million principal and interest outstanding related to the 2005 term loan facility; to fund $597.0 million and $232.5 million of cash tender offers and consent solicitations and accrued interest for those holders of the 9.0% Notes and 11.25% Notes, respectively, who accepted the tender offers; to pay fees and expenses related to the Refinancing; to pay $2.6 million to terminate the interest rate swap agreement related to the 2005 term loan facility, representing the swap liability at the Refinancing date; to purchase 446 shares held by certain former employees; and to fund a $300.0 million distribution to repurchase a portion of the shares owned by the remaining stockholders. Subsequent to the $300.0 million share repurchase, Vanguard completed a 1.4778 for one split that effectively returned the share ownership for each stockholder that participated in the distribution to the same level as that in effect immediately prior to the distribution. Approximately $20.6 million and $4.1 million principal amount of the 9.0% Notes and 11.25% Notes remained outstanding as of the expiration of the initial tender offer and consent solicitation period and were redeemed for cash on March 5, 2010. The redemption price for the 9.0% Notes was 104.500% of the principal amount thereof plus accrued and unpaid interest, and the redemption price for the 11.25% Notes was 105.625% of the principal amount thereof plus accrued and unpaid interest.

$950,000,000

Vanguard Health Holding Company II, LLC
Vanguard Holding Company II, Inc.

Offer to Exchange

$950,000,000 principal amount of 8% Senior Notes due 2018 that have been registered under the Securities Act of 1933 for any and all of their outstanding $950,000,000 8% Senior Notes due 2018.

PROSPECTUS

Until June 30, 2010, all dealers that effect transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

April 1, 2010